

BANC OF
CALIFORNIA, INC.

2024
ANNUAL
REPORT

WE ARE THE
PREMIER
RELATIONSHIP-
FOCUSED
BUSINESS BANK.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
☑ For the fiscal year ended December 31, 2024

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
☐ For the transition period from _____ to _____

Commission File Number 001-35522

BANC OF CALIFORNIA, INC.

(Exact name of registrant as specified in its charter)

Maryland	**04-3639825**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

11611 San Vicente Boulevard, Suite 500
Los Angeles, CA 90049
(Address of Principal Executive Offices, Including Zip Code)

(855) 361-2262
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**BANC**	**New York Stock Exchange**
Depositary Shares, each representing a 1/40th interest		
in a share of 7.75% fixed rate reset non-cumulative		
perpetual preferred stock, Series F	**BANC/PF**	**New York Stock Exchange**
(Title of Each Class)	*(Trading Symbol)*	*(Name of Exchange on Which Registered)*

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer	☐ Smaller reporting company
	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements): ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b):   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☑ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the average high and low sales prices on The New York Stock Exchange as of the close of business on June 28, 2024, was $2.0 billion.

As of February 14, 2025, there were 158,354,603 shares of registrant's voting common stock outstanding, excluding 208,927 shares of unvested restricted stock, and the registrant had 477,321 shares of class B non-voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K will be found in the Company's definitive proxy statement for its 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such information is incorporated herein by this reference.

BANC OF CALIFORNIA, INC.
2024 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

PART I

Forward-Looking Information

This Annual Report on Form 10-K contains certain "forward-looking statements" about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, goals, and projections and including statements about our expectations regarding our operating expenses, profitability, allowance for credit losses, net interest margin, net interest income, deposit growth, loan and lease portfolio growth and production, acquisitions and related integrations, maintaining capital adequacy, liquidity, goodwill, and interest rate risk management. All statements contained in this Annual Report on Form 10-K that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "intend," "believe," "forecast," "expect," "estimate," "plan," "continue," "will," "should," "look forward" and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these statements as they involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from those expressed in them as a result of risks and uncertainties more fully described under "Item 1A. Risk Factors." All forward-looking statements included in this Annual Report on Form 10-K are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

Available Information

We maintain a website for Banc of California at http://bancofcal.com. Via the "Financials and Filings" link at http://investors.bancofcal.com, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any exhibits attached to such filings, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, as soon as reasonably practicable after such forms are electronically filed with, or furnished to, the SEC. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of Banc of California's filings and PacWest Bancorp's historical filings on the SEC website.

We have adopted a written Code of Business Conduct and Ethics that applies to all directors, officers and employees, including our principal executive officer and senior financial officers, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder and it is available via the "Corporate Overview" link at http://investors.bancofcal.com. Any changes in, or waivers from, the provisions of this code of ethics that the SEC requires us to disclose are posted on our website in such section. In the Corporate Overview - Governance Documents section of our website, we have also posted the charters for our Audit Committee, Finance Committee, Compensation, Nominating and Corporate Governance Committee, and Enterprise Risk Committee, as well as our Corporate Governance Guidelines. In addition, information concerning purchases and sales of our equity securities by our executive officers and directors is posted on Banc of California, Inc.'s website.

All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.

Presentation of Results – PacWest Bancorp Merger

On November 30, 2023, PacWest Bancorp merged with and into Banc of California, Inc. (the "Merger"), with Banc of California, Inc. continuing as the surviving legal corporation and Banc of California, Inc. concurrently closed a $400 million equity capital raise. The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, PacWest Bancorp was deemed the acquirer for financial reporting purposes, even though Banc of California, Inc. was the legal acquirer. The Merger was an all-stock transaction and has been accounted for as a business combination. Banc of California, Inc.'s financial results for all periods ended prior to November 30, 2023 reflect PacWest Bancorp results only on a standalone basis. In addition, Banc of California, Inc.'s reported financial results for the year ended December 31, 2023 reflect PacWest Bancorp financial results only on a standalone basis until the closing of the Merger on November 30, 2023, and results of the combined company for the month of December 2023. The number of shares issued and outstanding, earnings per share, and all references to share quantities or metrics of Banc of California, Inc. have been retrospectively restated to reflect the equivalent number of shares issued in the Merger as the Merger was accounted for as a reverse merger. Under the reverse merger method of accounting, the assets and liabilities of legacy Banc of California, Inc. as of November 30, 2023 were recorded at their respective fair values.

Glossary of Acronyms, Abbreviations, and Terms

The acronyms, abbreviations, and terms listed below are used in various sections of this Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

ACL	Allowance for Credit Losses	HFS	Held for Sale
AFS	Available-for-Sale	HLBV	Hypothetical Liquidation at Book Value
AFX	American Financial Exchange	HTM	Held-to-Maturity
ALLL	Allowance for Loan and Lease Losses	ICS	IntraFi Cash Service
ALM	Asset Liability Management	IRR	Interest Rate Risk
ASC	Accounting Standards Codification	LIBOR	London Inter-bank Offering Rate
ASU	Accounting Standards Update	LIHTC	Low Income Housing Tax Credit
ATM	Automated Teller Machine	LOCOM	Lower of Cost or Market
BAM	BofCal Asset Management Inc.	MBS	Mortgage-Backed Securities
Basel III	A comprehensive capital framework and rules for U.S. banking organizations approved by the FRB and the FDIC in 2013	NAV	Net Asset Value
BHCA	Bank Holding Company Act of 1956, as amended	NII	Net Interest Income
BOLI	Bank Owned Life Insurance	NIM	Net Interest Margin
CDI	Core Deposit Intangible Assets		
CECL	Current Expected Credit Loss	Non-PCD	Non-Purchased Credit Deteriorated
CET1	Common Equity Tier 1	NVCE	Non-Voting Common Stock Equivalents
CFPB	Consumer Financial Protection Bureau	OCC	Office of the Comptroller of the Currency
Civic	Civic Financial Services, LLC (a company acquired on February 1, 2021)	OFAC	U.S. Treasury Department's Office of Foreign Assets Control
CMBS	Commercial Mortgage-Backed Securities	OREO	Other Real Estate Owned
CMOs	Collateralized Mortgage Obligations	PCD	Purchased Credit Deteriorated
CODM	Chief Operating Decision Maker	PSUs	Performance Stock Units
COVID-19	Coronavirus Disease	S&P	Standard & Poor's
CPI	Consumer Price Index	ROU	Right-of-use
CRA	Community Reinvestment Act of 1977, as amended	RTP	Real-time payments
CRI	Customer Relationship Intangible Assets	RSUs	Restricted Stock Units
DFPI	California Department of Financial Protection and Innovation	SBA	Small Business Administration
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act	SBIC	Small Business Investment Company
DTAs	Deferred Tax Assets	SEC	Securities and Exchange Commission
DIF	Deposit Insurance Fund	SNCs	Shared National Credits
EVE	Economic Value of Equity	SOFR	Secured Overnight Financing Rate
FASB	Financial Accounting Standards Board	Tax Equivalent Net Interest Income	Net interest income reflecting adjustments related to tax-exempt interest on certain loans and investment securities
FDIC	Federal Deposit Insurance Corporation	Tax Equivalent NIM	NIM reflecting adjustments related to tax-exempt interest on certain loans and investment securities
FHLB	Federal Home Loan Bank of San Francisco	TRSAs	Time-Based Restricted Stock Awards
FRB	Board of Governors of the Federal Reserve System	U.S. GAAP	U.S. Generally Accepted Accounting Principles
FRBSF	Federal Reserve Bank of San Francisco	VIE	Variable Interest Entity

ITEM 1. BUSINESS

General

Banc of California, Inc., a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly owned subsidiary, Banc of California (the "Bank"), a California state-chartered bank and a member of the FRB. When we refer to the "parent" or the "holding company," we are referring to Banc of California, Inc., the parent company, on a stand-alone basis. When we refer to "we," "us," "our," or the "Company," we are referring to Banc of California, Inc. and its consolidated subsidiaries including the Bank, collectively. As a bank holding company, the holding company is subject to ongoing and comprehensive supervision, regulation, examination, and enforcement by the FRB. As a California state-chartered bank that is a member of the FRB, the Bank is subject to ongoing and comprehensive supervision, regulation, examination, and enforcement by the DFPI and the FRB.

On November 30, 2023, Banc of California, Inc. completed its transformational merger with PacWest Bancorp ("PacWest"), pursuant to which PacWest merged into Banc of California, Inc., with Banc of California, Inc. continuing as the surviving legal corporation, and, as of December 1, 2023, Banc of California, N.A. merged into Pacific Western Bank, with Pacific Western Bank continuing under the Banc of California name and brand as the Bank. See Note 2. *Business Combinations* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" for additional information.

Our principal executive office is currently located at 11611 San Vicente Boulevard, Suite 500, Los Angeles, California, and our telephone number is (855) 361-2262. Our common stock trades on the New York Stock Exchange under the trading symbol "BANC" and our Series F preferred depositary shares trade on the New York Stock Exchange under the trading symbol "BANC/PF."

The Bank is one of the nation's premier relationship-based business banks focused on providing banking and treasury management services to small-, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and deposit products and services through 80 full-service branches located throughout California and in Denver, Colorado, and Durham, North Carolina, as well as through regional offices nationwide. The Bank also provides full-stack payment processing solutions through its subsidiary, Deepstack Technologies, LLC ("Deepstack"). Banc of California also serves the community association management industry nationwide with its technology-forward platform SmartStreet™. The Bank is committed to its local communities by supporting organizations that provide financial literacy and job training, small business support, affordable housing, and more.

The Bank is organized into four business groups – Commercial & Community Banking ("CCB"), Specialty Banking, Deposit Services, and Payment Solutions. CCB provides in-market relationship lending and deposit gathering through regional offices and 80 branch locations throughout California, in Denver, Colorado and in Durham, North Carolina. Specialty Banking is focused on serving clients in niche verticals by industry, including HOA (or homeowner associations), venture banking, lender finance, SBA lending, mortgage warehouse lending, media and entertainment, asset-based lending, and equipment finance. Our Deposit Services provide valuable services through tailored cash management and treasury management solutions along with corporate asset management services through our subsidiary, BAM. Our Payment Solutions includes proprietary merchant processing through our subsidiary, Deepstack, the issuance of credit cards and purchasing cards to our business clients, and transaction processing services.

As of December 31, 2024, the Company had total assets of $33.5 billion, total loans and leases held for investment of $23.8 billion, total deposits of $27.2 billion, and total stockholders' equity of $3.5 billion.

Our Business Strategy

Our strategic objective is to continue to be one of the nation's premier relationship-based commercial banks by delivering outstanding service to our banking clients through our team's ability to collaborate, execute and perform at a level superior to our competition. This involves listening to our clients to understand their needs so that we can actively develop and deliver customized solutions to meet their business objectives. It also involves executing promptly and holding ourselves accountable to the promises we make our clients. We are focused on fostering relationships with businesses in our markets and verticals and providing an exceptional level of service.

We offer a wide variety of deposit, loan, and other financial services to small and middle-market businesses, venture capital and private equity firms, non-profit organizations, business owners, entrepreneurs, professionals and high-net worth individuals. Our deposit products include checking, savings, money market, certificates of deposit, retirement accounts, and safe deposit boxes. Additional products and services leverage other technology and include automated bill payments, cash and treasury management, master demand accounts, foreign exchange, interest rate swaps, card payment services, remote and mobile deposit capture, automated clearing house origination, wire transfer, and direct deposit. Our lending activities are focused on providing thoughtful financing solutions to our clients. We are consistently investing in our technology infrastructure to gain operating efficiencies and to improve the client experience as we deliver our high standard of service.

We merged with PacWest Bancorp in 2023, and we acquired Deepstack in 2022 (the "Deepstack Acquisition") and Pacific Mercantile Bancorp in 2021. We will continue to consider acquisitions that are consistent with our business strategy and financial model as opportunities arise.

Depository Products and Services

Deposits are our primary source of funds to support our interest-earning assets and provide a source of stable low-cost funds and deposit-related fee income. We offer traditional deposit products to businesses and other customers with a variety of rates and terms, including demand, money market, and time deposits. We primarily rely on our relationships from our lending activities, competitive pricing policies, marketing, and superior client service to attract and retain deposits. We also provide international banking services, multi-state deposit services, and asset management services. The Bank's deposits are insured by the DIF of the FDIC up to applicable legal limits. The Bank is a participant in the IntraFi Network, a product that offers deposit placement services such as ICS and CDARS, and other reciprocal deposit networks which offer products that qualify large deposits for FDIC insurance. These products spread a customer's large deposit account among other banks in the network to increase the amount of FDIC insurance for that customer and to help us retain the customer's entire banking relationship.

Our branch network allows us to gather deposits, expand our brand presence, and service our customers' banking and cash management needs. We also serve our customers through a wide range of non-branch channels, including online, mobile, remote deposit, and telephone banking platforms, all of which allows us to expand our service area to attract new depositors without a commensurate increase in branch locations or branch traffic.

 At December 31, 2024, we had ATMs at 69 of our branches located in California and one ATM at our branch in Denver, Colorado. We provide access to customer accounts via a 24-hour seven-day-a-week, toll-free, automated telephone customer service and secure online banking services.

At December 31, 2024, our total deposits were $27.2 billion and consisted of $7.7 billion in noninterest-bearing deposits, $7.6 billion in interest-bearing checking accounts, $5.4 billion in money market accounts, $1.9 billion in savings accounts, and $4.6 billion in time deposits. Our deposits are diversified and are a mix of deposits from small-, middle-market, and venture-backed businesses, HOA management companies and many are related to lending relationships to a diversified client base. The Company is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect on the Company. As of December 31, 2024, there were no customer relationships that individually represented more than 10% of our total deposits or our revenues.

We face strong competition in gathering deposits from nationwide, regional, and community banks, credit unions, money market funds, brokerage firms, and other non-bank financial services companies that target the same customers as we do. We actively compete for deposits and emphasize solicitation of noninterest-bearing deposits. We seek to provide a higher level of personal service than our larger competitors, many of whom have more assets, capital, and resources than we do and who may be able to conduct more intensive and broader based promotional efforts to reach potential customers. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another.

Client Investment Funds

In addition to deposit products, we also offer select clients non-depository cash investment options through BAM, our SEC registered investment adviser subsidiary, and third-party money market sweep products. BAM provides customized investment advisory and asset management solutions. At December 31, 2024, total off-balance sheet client investment funds were $1.5 billion, of which $0.7 billion was managed by BAM. At December 31, 2023, total off-balance sheet client investment funds were $0.6 billion, of which $0.2 billion was managed by BAM.

Payment Processing

Payments processing is dedicated to providing comprehensive card issuing, merchant acquiring, and sponsorship programs, while also developing a robust banking-as-a-service offering. We continue to focus on providing streamlined and secure payments solutions. In 2024, we successfully developed and implemented a new card issuing platform, along with delivering a new corporate payments card offering and mobile card application controls. The team enhanced the infrastructure and security measures, which includes transaction monitoring enhancements to ensure robust and reliable processing. We continue to build our products and services, which includes developing point of sales solutions and payments hub process platform that will enable RTP and FedNow.

Lending Activities

At December 31, 2024 and 2023, total loans and leases held for investment were $23.8 billion and $25.5 billion. Our lending activities include real estate mortgage loans, real estate construction and land loans, commercial loans and leases, purchased single-family residential mortgage loans, and a small amount of consumer loans. Our commercial real estate loans and real estate construction loans are secured by a range of property types. Included in our commercial real estate loans and real estate construction loans are business-purpose loans secured by non-owner-occupied residential investment properties provided by Civic, a wholly-owned subsidiary. Our commercial loans and leases portfolio is diverse and generally includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms' operations and the operations of entrepreneurial and venture-backed companies during the various stages of their early life cycles, warehouse loans, and secured business loans originated through our CCB group.

In the fourth quarter of 2022, we decided to cease originating new loans to finance life insurance premiums and will allow these loans to repay upon maturities. At December 31, 2024, there were $546.4 million of premium finance loans outstanding.

In the second quarter of 2023, we divested non-core loan portfolios, which included selling:

- the National Construction portfolio, including $2.6 billion of loans and $2.3 billion of unfunded commitments,

- the Lender Finance portfolio, including $2.1 billion of loans and $0.2 billion of unfunded commitments,

- and a portion of the Civic portfolio, including $521 million of loans and $24 million of unfunded commitments.

In the third quarter of 2024, we sold an additional $1.95 billion of Civic loans. We also repurchased at par $319 million of the Lender Finance portfolio for which we had retained servicing, moving this back to our core loan portfolio.

We price loans to preserve our interest spread and maintain our net interest margin. Loan interest rates may be floating, fixed, or a combination thereof ("hybrid") throughout the loan term. The rates on hybrid loans typically are fixed until a "reset" date when the rates then become floating. While we do not actively solicit direct consumer loans, we hold consumer loans, consisting primarily of purchased single-family residential mortgage loans and purchased private student loans for which the servicing is outsourced. We purchased $103 million of single-family residential mortgage loans in the fourth quarter of 2024.

Some of our loans are participations in larger loans, and these participations may be considered shared national credits. A SNC is any loan or commitment to extend credit aggregating $100 million or more at origination, committed under a formal lending arrangement, and shared by three or more unaffiliated supervised institutions. The SNC program is governed by an inter-agency agreement among the FRB, the FDIC, and the OCC. These agencies review a selection of SNCs periodically, with such review conducted at the lead or agent bank, and deliver a credit risk rating to the participants holding the loans. At December 31, 2024 and 2023, we had SNC loans held for investment to 16 borrowers that totaled $208 million and to 16 borrowers that totaled $187 million. At December 31, 2024 and 2023, SNC loans held for investment comprised 0.9% and 0.7% of total loans and leases held for investment.

Real Estate Mortgage Loans and Real Estate Construction and Land Loans

Our real estate lending activities focus primarily on loans to professional developers and real estate investors for the acquisition, construction, refinancing, renovation, and on-going operation of commercial real estate. We also provide commercial real estate loans to borrowers operating businesses at these sites (owner occupied commercial real estate loans), including loans to municipalities, schools and school districts, and non-profit borrowers as part of our tax-exempt lending business line.

Our real estate secured loans include the following specific lending products:

- *Commercial real estate mortgage.* Our commercial real estate mortgage loans generally are collateralized by first deeds of trust on specific commercial properties. The most prevalent types of properties securing our commercial real estate loans are office properties, hotels, retail properties, and industrial properties. The properties are typically located in major metropolitan areas across the United States with a significant concentration of collateral properties located in California within our branch footprint. Our commercial real estate loans typically either have interest and principal payments due on an amortization schedule ranging from 25 to 30 years with a lump sum balloon payment due in one to ten years or may have an initial interest-only period followed by an amortization schedule with a lump sum balloon payment due in one to ten years. We also provide commercial real estate secured loans under the SBA's 7(a) Program and 504 Program. Compliant SBA 7(a) loans have an SBA guaranty for 75% of the principal balance. SBA 504 loans are first deed of trust mortgage loans on owner occupied commercial real estate which are 50% loan-to-value at origination where a second deed of trust is also provided by a non-profit certified development company. The SBA 7(a) and 504 mortgage loans repay on a 25-year amortization schedule.

- *Residential real estate mortgage.* Our residential real estate mortgage loans generally are collateralized by first deeds of trust on multi-family and other residential properties. Multi-family properties comprised 68% of our residential real estate mortgage loans at December 31, 2024. Other types of properties securing these loans include non-owner occupied for-rent residential properties, owner-occupied single-family properties, and mobile home parks. During 2022 and prior years, we directly originated and purchased from other banks multi-family secured real estate mortgage loans. During December 2022, we decided to curtail the amount of multi-family secured real estate mortgage loans we originate and no longer purchase these loans. Multi-family loans either repay on a 30-year amortization schedule or may have an initial interest-only period (typically up to two years) and then repay on a 30-year amortization schedule. During 2022 and prior years, we purchased single-family residential mortgage loans that met our established lending criteria from multiple third-party lenders. Civic, a lending subsidiary, up until the second quarter of 2023 originated business-purpose loans to real estate investors for short-term bridge loans, longer-term loans secured by for-rent residential properties, and, to a lesser extent, loans on multi-family properties. In the second quarter of 2023, we ceased making new originations of Civic loans. We divested a portion of this non-core loan portfolio in 2023 and 2024, and continued to run off the remaining portfolio.

- *Real estate construction and land.* Our real estate construction and land loans generally are collateralized by first deeds of trust on specific residential and commercial properties. The most prevalent types of properties securing our construction and land loans are multi-family, residential properties undergoing a substantial renovation, and office properties (primarily medical office and life science space). Construction loans typically finance from 60% to 65% of the cost to construct residential and commercial properties. The terms are generally one to three years with short-term, performance-based extension options. Civic, a lending subsidiary, up until the second quarter of 2023 originated business-purpose loans secured by non-owner-occupied residential properties undergoing renovation. In the second quarter of 2023, we ceased making new originations of Civic loans. We divested a portion of this non-core loan portfolio in 2023 and 2024, and continued to run off the remaining portfolio.

Our real estate portfolio is subject to certain risks including, but not limited to, the following:

- increased competition in pricing and loan structure;
- the economic conditions of the United States and in the markets where we lend;
- decreased demand or decreased values as a result of legislative changes such as new rent control laws, and permanent shifts in corporate work environment such as remote working and consumer behavior such as online retail;
- changes in interest rate;
- decreased commercial and residential real estate values in the markets where we lend;
- the borrower's inability to repay our loan due to decreased cash flow or operating losses;
- the borrower's inability to refinance or payoff our loan upon maturity;
- loss of our loan principal stemming from a collateral foreclosure; and
- various environmental risks, including natural disasters.

In addition to the points above, real estate construction loans are also subject to project-specific risks including, but not limited to, the following:

- construction costs being more than anticipated;
- construction taking longer than anticipated;
- failure by developers and contractors to meet project specifications or timelines;
- disagreement between contractors, subcontractors and developers;
- estimated value and/or demand for completed projects being less than anticipated, particularly in a weaker economy or recession; and
- buyers of the completed projects not being able to secure permanent financing.

Many of the risks outlined above result from market conditions and are not controllable by us. When considering the markets in which to pursue real estate loans, we consider the market conditions, our current loan portfolio concentrations by property type and by market, and our past experiences with the borrower, within the specific market, and with the property type.

When underwriting real estate loans, we seek to mitigate risk by using the following framework:

- requiring borrowers to invest and maintain a meaningful cash equity interest in the properties securing our loans;
- reviewing each loan request and renewal individually;
- using a credit committee approval process for the approval of loan requests (or aggregated credit exposures) over a certain dollar amount;
- adhering to written loan acceptance standards, including among other factors, maximum loan to acquisition or construction cost ratios, maximum loan to as-is or stabilized value ratios, and minimum operating cash flow requirements;
- considering market rental and occupancy rates relative to our underwritten or projected rental and occupancy rates;
- considering the experience of our borrowers and our borrowers' abilities to operate and manage the properties securing our loans;
- evaluating the supply of comparable real estate and new supply under construction in the collateral's market area;
- obtaining independent third-party appraisals that are reviewed by our appraisal department;
- obtaining environmental risk assessments; and
- obtaining seismic studies where appropriate.

With respect to real estate construction loans, in addition to the points above, we attempt to mitigate project-specific risks by:

- considering the experience of our borrowers and our borrowers' abilities to manage the properties during construction and into the stabilization periods;
- obtaining project completion guaranties from our borrowers;
- including covenants in our construction loan agreements that require the borrowers to fund costs that exceed the initial construction budgets;
- implementing a controlled disbursement process for loan proceeds in accordance with an agreed upon schedule, which usually results in the borrowers' equity being invested before loan advances commence and which ensures the costs to complete the projects are in balance with our remaining unfunded loan commitments;
- conducting project site visits and using construction consultants who review the progress of the project; and
- monitoring the construction costs compared to the budgeted costs and the remaining costs to complete.

SBA 7(a) and 504 program loans are subject to the risks outlined above and the risk that an SBA 7(a) guaranty may be invalid if specific SBA procedures are not followed. We mitigate this risk by adhering to SBA requirements.

Commercial Loans and Leases

Our commercial loans and leases portfolio is diverse and includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms' operations and the operations of entrepreneurial and venture-backed companies, warehouse loans, and business loans originated through our CCB group. Commercial loan and lease growth also assists in the growth of our deposits because many commercial loan borrowers establish deposit accounts and utilize treasury management services. Those deposit accounts help us to reduce the overall cost of funds, and those banking service relationships provide a source of noninterest fee income.

Our commercial loans and leases include the following specific lending products:

- ***Lender finance.*** These are loans to companies used to purchase finance receivables or extend finance receivables to the underlying obligors and are secured primarily by the finance receivables owed to our borrowers. The borrowers include lenders to small businesses, commercial real estate lenders, consumer lenders, and alternative asset managers. The primary sources of repayment are the operating incomes of the borrowers and the collection of the finance receivables securing the loans. The loans are typically revolving lines of credit with terms of one to three years with contractual borrowing availability as a percentage of eligible collateral.

- ***Equipment finance***. These are loans and leases used to purchase equipment essential to the operations of our borrowers or lessees. Equipment finance loans are secured by the equipment financed, and we own and lease the equipment to the lessees. The primary source of repayment is the operating income of the borrower or lessee. The loan and lease terms are two to ten years and generally amortize to either a full repayment or residual balance or investment that is expected to be collected through a sale of the equipment to the lessee or a third party.

- ***Other asset-based***. These are loans used for working capital and are secured by trade accounts receivable and/or inventories. The primary sources of repayment are the operating incomes of the borrowers, the collection of the receivables securing the loans, and/or the sale of the inventories securing the loans. The loans are typically revolving lines of credit with terms of one to three years with contractual borrowing availability as a percentage of eligible collateral.

- ***Venture capital***. These are loans directly to venture capital firms or loans to venture-backed companies and are composed of two categories: Fund Finance and Portfolio Company lending. Fund Finance loans are loans made directly to venture capital firms, private equity funds, venture capital funds, and venture capital management companies to provide a bridge to the receipt of capital calls and to support the borrowers' working capital needs, such as the cost of raising a new venture fund or leasehold improvements for new office space. The primary sources of repayment are receipt of capital calls, proceeds from sales of portfolio company investments, and management fees. The loan terms are generally one to four years, and the loans are typically secured by a first position lien on the assets of the business, an assignment of capital call rights and/or an assignment of management fees. Portfolio Company lending involves loans made to venture-backed companies to support the borrowers' operations, including operating losses, working capital requirements, and fixed asset and other acquisitions. The borrowers are at various stages in their development (early, expansion, or late), and are, generally, reporting operating losses. We typically lend to portfolio companies in two industries: technology, where the portfolio companies are involved in the creation or development of technology or product that has a sizeable market opportunity; and life sciences, where the portfolio companies are involved in the creation and/or development of new medical technology or pharmaceuticals. In each case, the portfolio company has received significant investment from venture capital firms well known to the Bank and lending is customarily a bridge between funding rounds. The primary sources of repayment are future additional venture capital equity investments or the sale of the company or its assets. The loan terms are generally one to four years, and the loans are typically secured by a first priority, secured blanket lien on all corporate assets and/or a lien on intellectual property.

- ***Secured business***. These are secured business loans originated through the CCB group. The primary source of repayment is the cash flow of the borrowers. The loans can be up to five years and are secured by a specific asset or assets of the borrower.

- ***Warehouse loans***. Warehouse lending is a line of credit given to a loan originator, the funds from which are used to originate or purchase mortgage loans. The loans have one year terms and generally renew annually. The primary sources of repayment are the sale in the secondary market, either directly or through securitization, of the mortgage loans funded on the warehouse line.

- ***Other lending***. Loans aggregated into the category of "Other lending" are various commercial loan types including the CCB group business loans, loans to homeowner associations, loans to municipalities and non-profit borrowers, and SBA 7(a) loans for small business expansion. The primary sources of repayments for the CCB group business loans, non-profit borrowers, and SBA 7(a) business expansion loans are the operations of the borrowers. The primary sources of repayment for loans to municipalities are tax collections from their tax jurisdictions.

Our portfolio of commercial loans and leases is subject to certain risks including, but not limited to, the following:

- the economic conditions of the United States;
- changes in interest rate;
- deterioration of the value of the underlying collateral;
- increased competition in pricing and loan structure;
- the deterioration of a borrower's or guarantor's financial capabilities; and
- various environmental risks, including natural disasters, which can negatively affect a borrower's business.

When underwriting commercial loans and leases, we seek to mitigate risk by using the following framework:

- considering the prospects for the borrower's industry and competition;
- considering our past experience with the borrower and with the collateral type;
- considering our current loan and lease portfolio concentration by loan type and collateral type;
- reviewing each loan request and renewal individually;
- using our credit committee approval process for the approval of each loan request (or aggregate credit exposure) over a certain dollar amount; and
- adhering to written loan underwriting policies and procedures including, among other factors, loan structures and covenants.

We actively manage real estate and commercial loans and seek to mitigate credit risk on most loans by using the following framework:

- monitoring the economic conditions in the regions or areas in which our borrowers are operating;
- measuring operating performance of our borrower or collateral and comparing it to our underwriting expectations;
- assessing compliance with financial and operating covenants as set forth in our loan agreements and considering the effects of incidences of noncompliance and taking corrective actions;
- assigning a credit risk rating to each loan and ensuring the accuracy of our credit risk ratings by using an independent credit review function to assess the appropriateness of the credit risk ratings assigned to loans;
- conducting loan portfolio review meetings where senior management and members of credit administration discuss the credit status and related action plans on loans with unfavorable credit risk ratings; and
- subjecting loan modifications and loan renewal requests to underwriting and assessment standards similar to the underwriting and assessment standards applied before closing the loans.

Consumer Loans

Consumer loans are primarily purchased private student loans originated and serviced by third parties and not guaranteed by any program of the U.S. Government. These loans refinanced the outstanding student loan debt of borrowers who met certain underwriting criteria, with terms that fully amortize the debt over terms ranging from five to twenty years. Consumer loans internally originated may also include personal loans, auto loans, home equity lines of credit, revolving lines of credit, and other loans typically made by banks to individual borrowers.

Our consumer loan portfolio is subject to certain risks, including, but not limited to, the following:

- the economic conditions of the United States and the levels of unemployment;
- the amount of credit offered to consumers in the market;
- interest rate increases;
- consumer bankruptcy laws which allow consumers to discharge certain debts (excluding student loans);
- compliance with consumer lending regulations;
- additional regulations and oversight by the CFPB; and
- the ability of the sub-servicers of the Bank's student loans to service the loans in accordance with the terms of the loan purchase agreements.

We seek to mitigate the exposure to such risks through the direct approval of all internally originated consumer loans by reviewing each new loan request and each renewal individually and adhering to written credit policies. Each purchased pool of loans must meet thresholds we have established for weighted average credit scores, weighted average borrower annual income, and weighted average borrower monthly free cash flow. For all purchased student loans, we monitor the performance of the originator and the enforcement of our rights under the loan purchase agreement.

Loan Concentrations

The following table presents the composition of our loans and leases held for investment by loan portfolio segment and class as of the dates indicated:

		December 31,						
	2024			**2023**			**2022**	
	Balance	**% of Total**		**Balance**	**% of Total**		**Balance**	**% of Total**
				(Dollars in thousands)				
Real estate mortgage:								
Commercial	$ 4,578,772	19 %	$	5,026,497	20 %	$	3,846,831	13 %
Multi-family	6,041,713	26 %		6,025,179	23 %		5,607,865	20 %
Other residential	2,807,174	12 %		5,060,309	20 %		6,275,628	22 %
Total real estate mortgage	13,427,659	57 %		16,111,985	63 %		15,730,324	55 %
Real estate construction and land:								
Commercial	799,131	3 %		759,585	3 %		898,592	3 %
Residential	2,373,162	10 %		2,399,684	9 %		3,253,580	11 %
Total real estate construction and land [(1)]	3,172,293	13 %		3,159,269	12 %		4,152,172	14 %
Total real estate	16,599,952	70 %		19,271,254	75 %		19,882,496	69 %
Commercial:								
Asset-based	2,087,969	9 %		2,189,085	9 %		5,140,209	18 %
Venture capital	1,537,776	6 %		1,446,362	6 %		2,033,302	7 %
Other commercial	3,153,084	13 %		2,129,860	8 %		1,108,451	4 %
Total commercial	6,778,829	28 %		5,765,307	23 %		8,281,962	29 %
Consumer	402,882	2 %		453,126	2 %		444,671	2 %
Total loans and leases held for investment	$ 23,781,663	100 %	$	25,489,687	100 %	$	28,609,129	100 %

_____
(1)   Includes land and acquisition and development loans of $223.9 million at December 31, 2024, $228.9 million at December 31, 2023, and $153.5 million at December 31, 2022.

The real estate mortgage loan portfolio is diversified among various property types. At December 31, 2024, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and industrial properties, which comprised 45%, 18%, and 8% of our real estate mortgage loans, respectively. At December 31, 2023, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and office properties, which comprised 38%, 29% and 7% of our real estate mortgage loans, respectively.

At December 31, 2024 and 2023, 31%, and 40% of the total commercial real estate mortgage loans were owner occupied (where our borrowers were operating businesses on the premises that collateralize our loans).

The real estate construction and land loan portfolio is diversified among various property types. At December 31, 2024, the three largest property types for real estate construction and land loans were multi-family properties, industrial properties, and office land, which comprised 72%, 8% and 5% of our real estate construction and land loans, respectively. At December 31, 2023, the three largest property types for real estate construction and land loans were multi-family properties, industrial properties, and commercial land, which comprised 72%, 6%, and 5% of our real estate construction and land loans, respectively.

Financing

We depend on deposits, including brokered deposits, and external financing sources to fund our operations. We employ a variety of financing arrangements, including term debt, subordinated debt, and equity. As a member of the FHLB, the Bank had secured financing capacity with the FHLB as of December 31, 2024 of $6.9 billion, collateralized by a blanket lien on $10.5 billion of qualifying loans and $19.8 million of securities. The Bank also had secured financing capacity with the FRBSF of $6.3 billion as of December 31, 2024 collateralized by liens on $5.9 billion of qualifying loans and $1.5 billion of securities.

Information Technology Systems

We devote significant financial and management resources to maintain stable, reliable, efficient, secure, and scalable information technology systems. Where possible, we utilize third-party software systems that are hosted and supported by nationally recognized vendors. We work with our third-party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, automates numerous internal controls, improves customer experiences and reduces costs. Most customer records are maintained digitally. We also provide online, mobile, and telephone banking services to further improve the overall client experience.

We use an enterprise data warehouse system in order to aggregate, analyze, and report key metrics associated with our customers and products. Data is collected across multiple systems so that standard and ad hoc reports are available to assist with managing our business.

We maintain an information technology strategic plan. This plan defines the overall innovation and technology agenda and vision, tracks information technology and information security trends and priorities, and provides details on information technology initiatives over the next several years. Through our annual information technology budgeting process, we analyze our infrastructure for capacity planning, detail migration plans to replace aging hardware and software, and resource plan for internal and external information technology staffing needs against planned initiatives.

Protecting our systems to ensure the safety of customer information is critical to our business. We use multiple layers of protection to control access, detect unusual activity, and reduce risk. We regularly conduct a variety of audits and vulnerability and penetration tests on our platforms, systems, and applications and maintain comprehensive incident response plans to minimize potential risks, including cyber-attacks. To protect our business operations against disasters, we have a backup off-site core processing system and comprehensive recovery plans.

Risk Oversight and Management

We believe risk management is another core competency of our business. We have a comprehensive risk management process that measures, monitors, evaluates, and manages the risks we assume in conducting our activities. Our oversight of this risk management process is conducted by the Company's Board of Directors (the "Board") and its standing committees. The committees each report to the Board and the Board has overall oversight responsibility for risk management.

Our risk framework is structured to guide decisions regarding the appropriate balance between risk and return considerations in our business. Our risk framework is based upon our business strategy, risk appetite, and financial plans approved by our Board. Our risk framework is supported by an enterprise risk management program. Our enterprise risk management program integrates all risk efforts under one common framework. This framework includes risk policies, procedures, measured and reported limits and targets, and reporting. Our Board approves our risk appetite statement, which sets forth the amount and type of risks we are willing to accept in pursuit of achieving our strategic, business, and financial objectives. Our risk appetite statement provides the context for our risk management tools, including, among others, risk policies, limits, portfolio composition, underwriting standards, and operational processes.

Competition

The banking business is highly competitive. We compete nationwide with other commercial banks and financial services institutions for loans and leases, deposits, and employees. Some of these competitors are larger in total assets and capitalization, with more offices over a wider geographic area and offer a broader range of financial services than our operations. Our most direct competition for loans comes from larger regional and national banks, diversified finance companies, venture debt funds, and community banks that target the same customers as we do. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies. Those competitors include non-bank specialty lenders, insurance companies, private investment funds, investment banks, financial technology companies, and other financial and non-financial institutions.

Competition is based on a number of factors, including interest rates charged on loans and leases and paid on deposits, underwriting standards, loan covenants, required guarantees, the scope and type of banking and financial services offered, convenience of our branch locations, customer service, technological changes, and regulatory constraints. Many of our competitors are large companies that have substantial capital, technological, and marketing resources. Some of our competitors have substantial market positions and have access to a lower cost of capital or a less expensive source of funds. Because of economies of scale, our larger, nationwide competitors may offer loan pricing that is more attractive than what we are willing to offer.

Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. We work to anticipate and adapt to dynamic competitive conditions whether it is by developing and marketing innovative products and services, adopting or developing new technologies that differentiate our products and services, cross marketing, or providing highly personalized banking services. We strive to distinguish ourselves from other banks and financial services providers in our marketplace by providing an extremely high level of service to enhance customer loyalty and to attract and retain business.

We differentiate ourselves in the marketplace through the quality of service we provide to borrowers while maintaining competitive interest rates, loan fees and other loan terms. We emphasize personalized relationship banking services and the efficient decision-making of our lending business units. We compete effectively based on our in-depth knowledge of our borrowers' industries and their business needs based upon information received from our borrowers' key decision-makers, analysis by our experienced professionals, and interaction between these two groups; our breadth of loan product offerings and flexible and creative approach to structuring products that meet our borrowers' business and timing needs; and our dedication to superior client service. However, we can provide no assurance as to the effectiveness of these efforts on our future business or results of operations, as to our continued ability to anticipate and adapt to changing conditions, and as to sufficiently improving our services and banking products in order to successfully compete in the marketplace.

Human Capital Management

Our human capital strategy empowers people to build a high-performing culture. Among our core business objectives are talent development and creating an environment where everyone has an opportunity to succeed. Our business strategy is to operate a client-focused, well-capitalized, and profitable nationwide bank dedicated to providing personal service to our business and individual customers. Our team members are our most important assets, and they set the foundation for our ability to achieve our strategic objectives. We believe that we have a competitive advantage in the markets we serve because of our long-standing reputation for providing superior, relationship-based customer service. In order to continue to provide the expertise and customer service for which we are known, it is crucial that we continue to attract, retain, and develop top talent. To facilitate talent attraction and retention, we strive to make the Bank an inclusive and safe workplace, with opportunities for our team members to grow and advance in their careers, supported by strong compensation, benefits, and health and wellness programs.

Oversight and Management

We strive to attract, develop, and retain highly qualified team members for each role in the organization. Working under this principle, our Human Resources Department is tasked with managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, performance management, and professional development. Our Board of Directors and Compensation, Nominating and Corporate Governance Committee provide oversight on certain human capital matters, including our compensation and benefit programs. As noted in its charter, our Compensation, Nominating and Corporate Governance Committee is responsible for periodically reviewing employee compensation programs and initiatives to ensure they are competitive and aligned with our stockholders' long-term interests, including incentives and benefits, as well as our succession planning and strategies. Our Compensation, Nominating and Corporate Governance Committee also works closely with the Enterprise Risk Committee to monitor current and emerging human capital management risks and to mitigate exposure to those risks.

Demographics

At December 31, 2024, we had 1,903 full-time, part-time, and temporary employees, the overwhelming majority of which were full-time employees. None of the Company's employees are represented by a labor union or by collective bargaining agreements.

Human Capital Management Objectives

Our key human capital management objectives are to attract, retain, and develop the highest quality talent. To support these objectives, our human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future, reward and support team members through competitive pay, benefit, and perquisite programs, enhance the Company's culture through efforts aimed at making the workplace more engaging and inclusive, acquire talent, and facilitate internal talent mobility to create a high-performing, diverse workforce, and evolve and invest in technology, tools and resources to enable team members to effectively and efficiently perform their responsibilities and achieve their full potential.

Some examples of key programs and initiatives that are focused to attract, develop and retain our workforce include:

Compensation and Benefits. The philosophy and objectives underlying our compensation programs are to employ and retain talented team members to ensure we execute on our business goals, drive short- and long-term profitable growth of the Company, and create long-term stockholder value. In allocating total compensation, we seek to provide competitive levels of fixed compensation (base salary) and, through annual and long-term incentives, provide for increased total compensation when performance objectives are met or exceeded and appropriately lower total compensation if performance objectives are not met. Specifically:

- We provide employee wages that are competitive and consistent with employee positions, skill levels, experience and knowledge. As of December 31, 2024, our minimum starting wage is $20 per hour.
- We engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our compensation and benefit programs and to provide benchmarking against our peers within the industry. These reviews have resulted in our reducing the employee cost of our health insurance for our plans and providing best in class 401(k) match to be more in-line with our peers and making the match fully vested immediately.
- We align our executives' long-term equity compensation with our stockholders' interests by linking realizable pay with Company performance.
- Annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process as part of our annual review procedures and upon internal transfer and/or promotion.
- All full-time employees are eligible for health insurance (medical, dental, and vision), paid and unpaid leaves, 401(k) benefits, life and disability/accident coverage, enhanced mental health offerings, and employee assistance programs. We also offer a variety of voluntary benefits that allow employees to select the options that meet their personal and family needs, including health savings and flexible spending accounts, paid parental leave, public transportation reimbursement, personalized wellness programs, and a tuition reimbursement program.

Health, Safety and Wellness. The health, safety, and wellness of our team members is fundamentally connected to the success of our business. We provide our team members and their families with access to a variety of flexible, convenient, and innovative health and wellness programs to help them improve or maintain their physical and mental well-being. The safety of our team members and customers is paramount. We strive to ensure that all team members feel safe in their respective work environment. We closely monitor external developments and governmental regulations regarding workplace safety and employee health and adjust our policies and procedures accordingly.

Talent Development. We believe that creating an environment which encourages continual learning and development is essential for us to maintain a high level of service and to achieve our goal to have every team member feel that they are a valued member of a successful company. This is why we have implemented a variety of learning and development resources for all levels of employees across the Bank. Team members have access to more than 20,000 training resources online to foster personal and professional development with enhanced training centered on building strong relationships and always striving to be client focused. We also offer team members career development resources, including individual development plans, an internship program, a mentorship program, leadership and management programs, and tuition reimbursement. Through our talent management processes of goal setting, performance reviews, succession planning, career development, and encouraging internal mobility, we strive to continually develop our people and meet the dynamic needs of our customers.

Culture of Inclusion. We aspire to have a highly talented workforce that also reflects the diversity of the communities in which we operate and of the clients we serve. We take pride in providing equal employment opportunities and building a workplace culture where all team members feel supported and respected, and have equal access to career and development opportunities without regard to race, religion/creed, color, national origin, age, marital status, ancestry, sex, gender, gender identity/expression, sexual orientation, veteran status, physical or mental disability, medical condition, military status, or any other characteristic protected by federal, state or local laws.

Financial and Statistical Disclosure

Certain of our statistical information is presented within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 7A. Quantitative and Qualitative Disclosure About Market Risk." This information should be read in conjunction with the consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Supervision and Regulation

General

We are extensively regulated under federal and state laws. As a bank holding company, Banc of California, Inc. (the "Company") is subject to the BHCA and is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the FRB. The FRB's jurisdiction also extends to any company that is directly or indirectly controlled by a bank holding company. The Company has also elected to be a financial holding company under the BHCA. As a California state-chartered bank that is a member of the FRB, the Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the DFPI and the FRB. In addition, as an FDIC-insured depository institution, the Bank is also subject to regulation by the FDIC.

Federal and state laws and regulations generally applicable to financial institutions regulate the Company's and the Bank's scope of business, investments, reserves against deposits, capital levels, the nature and amount of collateral for loans, the establishment of branches, mergers, acquisitions, dividends, and other matters. This regulation and supervision by the banking agencies is intended primarily for the protection of clients and depositors, the public, the stability of the U.S. financial system, and the DIF administered by the FDIC and not for the benefit of stockholders or debt holders. Statutes, regulations and policies govern, among other things, the scope of activities that we may conduct and the manner in which we may conduct them; our business plan and growth; our board, management, and risk management infrastructure; the type, terms, and pricing of our products and services; our loan and investment portfolio; our capital and liquidity levels; our reserves against deposits; our ability to pay dividends, buy-back stock or distribute capital; and our ability to engage in mergers, acquisitions and other strategic initiatives. The legal and regulatory framework is continually under review by legislatures, regulators and other governmental bodies, and changes regularly occur through the enactment or amendment of laws and regulations or through shifts in policy, implementation or enforcement. We expect that the change in presidential administration will result in a regulatory agenda that differs from that of the previous presidential administration, which could lead to significant impacts on the rulemaking, supervision, examination and enforcement priorities of federal agencies, including the federal banking agencies. We will continue to monitor regulatory developments and assess their impacts on the Company.

The description of regulatory requirements below, as well as other descriptions of laws and regulations in this Form 10-K, is not complete and is qualified in its entirety by reference to applicable laws and regulations, is not intended to summarize all laws and regulations applicable to us and our subsidiaries, and is based upon the statutes, regulations, policies, interpretive letters and other written guidance that are in effect as of the date of this Annual Report on Form 10-K.

Banc of California, Inc.

Permissible Activities. In general, the BHCA limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the FRB has determined to be so closely related to banking as to be properly incidental thereto.

As a bank holding company that has elected to be a financial holding company pursuant to the BHCA, the Company may affiliate with securities firms and insurance companies and engage, directly or indirectly, in other activities that are (i) financial in nature or incidental, or (ii) complementary to activities that are financial in nature and that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. "Financial in nature" activities include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking.

For a bank holding company to be and remain eligible for financial holding company status, the bank holding company and each of its subsidiary U.S. depository institutions must be "well capitalized" and "well managed," and each of its subsidiary U.S. depository institutions must have received at least a "satisfactory" rating on its most recent assessment under the CRA. If the bank holding company fails to meet applicable standards for financial holding company status, it may be restricted from engaging in new types of financial activities or making certain types of acquisitions or investments in reliance on its status as a financial holding company or other restrictions. If restrictions are imposed on the activities of a financial holding company, such information may not necessarily be available to the public.

The bank regulatory framework requires that we obtain prior approval of one or more regulators for various initiatives or corporate actions, including certain acquisitions or investments and the establishment of branches. Regulators take into account a range of factors in determining whether to grant a requested approval, including the supervisory status of the applicant and its affiliates. Thus, there is no guarantee that a particular proposal by us would receive the required regulatory approvals.

Acquisitions. The BHCA and regulations thereunder require every bank holding company to obtain the prior approval of the FRB before it: (i) may acquire direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition, the bank holding company will directly or indirectly own or control 5% or more of the voting shares of the institution; (ii) or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank or savings and loan association; or (iii) may merge or consolidate with any other bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's managerial and financial resources, the applicant's performance record under the CRA, fair housing laws and other consumer compliance laws, and the effectiveness of the banks in combating money laundering activities.

Capital Requirements. As a bank holding company, the Company is subject to the regulations of the FRB imposing capital requirements for a bank holding company, which establish a capital framework as described in "*Capital Requirements and Prompt Corrective Action*" below. As of December 31, 2024, the Company had capital ratios in excess of the minimums required to be considered "well capitalized."

Repurchases/Redemptions; Dividends. The ability of the Company to buy back stock and make capital distributions is limited by regulatory capital rules and other aspects of the regulatory framework. The Federal Reserve Board's Regulation Y, for example, generally requires a bank holding company to give the FRB prior notice of any purchase or redemption of its equity securities if the consideration for the purchase or redemption, when combined with the consideration for all such purchases or redemptions in the preceding 12 months, is equal to 10% or more of its consolidated net worth. Notice to the FRB would include, but may not be limited to, background information on a redemption, pro forma financial statements that reflect the planned transaction including impact to a bank holding company, and stress testing that incorporates the transaction. The FRB may disapprove such a purchase or redemption if it determines that the proposal would be an unsafe or unsound practice or would violate any law, regulation, FRB order, or condition imposed in writing by the FRB. This notification requirement does not apply to a bank holding company that qualifies as well-capitalized, received a composite rating and a rating for management of satisfactory or better in its last examination and is not subject to any unresolved supervisory issue.

In addition, Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future capital needs, asset quality, and overall financial condition. Under the FRB's policy statement on the payment of cash dividends, a bank holding company generally should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. FRB policy also provides that a bank holding company should inform the FRB reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure. Regarding dividends, see "*Capital Requirements and Prompt Corrective Action*" below.

Source of Strength. Under FRB regulations, which were codified by the Dodd-Frank Wall Street Reform and Consumer Protection Act, a bank holding company, such as the Company, must serve as a source of financial and managerial strength for any FDIC-insured depository institution that it controls, such as the Bank. Thus, if the Bank were to be in financial distress or to otherwise be viewed by the regulators as in unsatisfactory condition, then the regulators could require the Company to provide additional capital or liquidity support, or take other action, in support of the Bank—even if doing so is not otherwise in the best interest of the Company.

The Bank

Liquidity. The Bank is subject to a variety of requirements under federal law. The Bank is required to maintain sufficient liquidity to ensure safe and sound operations. For additional information, see *Liquidity* included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Safety and Soundness. A principal objective of the U.S. bank regulatory system is to ensure the safety and soundness of banking organizations. Safety and soundness is a broad concept that includes financial, operational, compliance, and reputational considerations, including matters such as capital, asset quality, quality of board and management oversight, earnings, liquidity, and sensitivity to market and interest rate risk.

The banking and financial regulators have broad examination and enforcement authority. The regulators require banking organizations to file detailed periodic reports and regularly examine the operations of banking organizations. Banking organizations that do not meet the regulators' supervisory expectations can be subjected to increased scrutiny and supervisory criticism. The regulators have various remedies available, which may be public or of a confidential supervisory nature, if they determine that an institution's condition, management, operations or risk profile are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any applicable law or regulation. The regulators have the power to, among other things:

- require affirmative actions to correct any violation or practice;
- issue administrative orders that can be judicially enforced;
- direct increases in capital;
- direct the sale of subsidiaries or other assets;
- limit dividends and distributions;
- restrict growth and activities;
- assess civil monetary penalties;
- remove officers and directors; and
- terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject us and our subsidiaries or their officers, directors and institution-affiliated parties to the remedies described above and other sanctions.

Acquisitions. The FRB and the DFPI must approve the Bank's acquisition of other financial institutions and certain other acquisitions. The acquisition of the Bank is also subject to approval by applicable federal and state bank regulators. For a discussion of the factors generally considered by the bank regulators in connection with such acquisitions, see "——*Banc of California, Inc.*——*Acquisitions*" above.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by law and regulation. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank's capital level. The dollar amounts of the Bank's lending limit increases or decreases as the Bank's capital increases or decreases. As of December 31, 2024, the Bank has no loans in excess of its loans-to-one borrower limit.

Dividends. The Company's primary source of liquidity is dividend payments from the Bank. The regulatory regime imposes various restrictions on the ability of the Bank to make capital distributions, which include dividends, stock redemptions or repurchases, and certain other items. For example, taking into account the financial condition of the Bank and other factors, the DFPI may object and therefore prevent the Bank from paying dividends to the Company. Generally, the Bank may declare a dividend without the approval of the DFPI as long as the total dividends declared in a calendar year do not exceed either the retained earnings of the Bank nor the total of net earnings of the Bank for three previous fiscal years less any dividend paid during such period. Dividends can also be restricted if the capital conservation buffer requirement is not met. In general, the Bank may declare a dividend without the approval of the FRB as long as the total of all dividends declared by the Bank during the calendar year, including the proposed dividend, does not exceed the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. Regarding dividends, see "*Capital Requirements*" below.

FDIC Insurance

The Bank's deposits are insured by the DIF of the FDIC up to applicable legal limits. As an FDIC-insured depository institution, the Bank is subject under certain circumstances to regulation by the FDIC. The FDIC charges deposit insurance assessments to FDIC-insured institutions, including the Bank, to fund and support the DIF. The rate of these deposit insurance assessments is based on, among other things, the risk characteristics of the Bank. The FDIC has the power to terminate the Bank's deposit insurance if it determines the Bank is engaging in unsafe or unsound practices. Federal banking laws provide for the appointment of the FDIC as receiver in the event the Bank were to fail, such as in connection with undercapitalization, insolvency, unsafe or unsound condition or other financial distress. In a receivership, the claims of the Bank's depositors (and those of the FDIC as subrogee of the Bank) would have priority over other general unsecured claims against the Bank.

In October 2022, the FDIC finalized a rule to increase the initial base deposit insurance assessment rate schedules for all insured depository institutions by 2.0 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate is intended to improve the likelihood that the DIF reserve ratio will reach the required minimum of 1.35% by the statutory deadline of September 30, 2028.

Further, on November 16, 2023, the FDIC issued a final rule to implement a special assessment to recover the loss to the DIF associated with protecting uninsured depositors following the closure of several large banks. Under the final rule, the assessment base for an insured institution will be equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The FDIC began collecting the special assessment at an annual rate of 13.4 basis points in the first quarterly assessment period of 2024 and will continue to collect special assessments for an anticipated total of ten quarterly assessment periods. As a result of this final rule, our estimated special assessment amount totaled $38.6 million.

Brokered Deposits

The Federal Deposit Insurance Act restricts the use of brokered deposits by certain depository institutions. A well-capitalized insured depository institution may solicit and accept, renew or roll over any brokered deposit without restriction. An adequately capitalized insured depository institution may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC. The FDIC may grant a waiver upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. The rates that an adequately capitalized institution with a waiver may pay on brokered deposits may not exceed certain ceilings. An "undercapitalized insured depository institution" may not accept, renew or roll over any brokered deposit. As of December 31, 2024, the Bank was considered "well capitalized" for this purpose.

On August 23, 2024, the FDIC published a proposed rule that would revise the FDIC's regulations governing the classification and treatment of brokered deposits. Among other changes, the proposal would broaden the definition of deposit broker and thereby expand the scope of deposits classified as brokered. We are evaluating the potential impact of the proposed rule and if the rule is finalized as proposed then it may require the Bank to classify a greater amount of its deposits obtained with the involvement of third parties as brokered deposits. An increase in the amount of brokered deposits could, among other things, increase the Bank's deposit insurance assessment costs. The current status of the proposed rule remains uncertain, as the acting chairman of the FDIC released a statement in January 2025 noting withdrawal of proposed rulemaking on brokered deposits among the FDIC's priorities for the near term.

Capital Requirements and Prompt Corrective Action

The bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain a specified level of capital relative to the amount and types of assets they hold. While capital can serve as an important cushion against losses, higher capital requirements can also adversely affect an institution's ability to grow and/or increase leverage through deposit-gathering or other sources of funding.

The Company and the Bank are each subject to generally similar capital regulations adopted by the FRB. These regulations establish required minimum ratios for common equity Tier 1 (the "CET1") capital, Tier 1 capital and total capital and a leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; require an additional capital conservation buffer over the minimum required capital ratios in order to avoid certain limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses; and define what qualifies as capital for purposes of meeting the capital requirements.

In 2020, the federal bank regulatory authorities approved a rule that delays the estimated impact on regulatory capital resulting from the adoption of CECL. The rule provides banking organizations that implemented CECL before the end of 2020 the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of capital benefit provided during the initial two-year delay. We adopted this phase in option and elected to phase in the full effect of CECL on regulatory capital over the five-year transition period. The add-back as of December 31, 2024 ranged from 0 basis points to 3 basis points on our various capital ratios.

As of December 31, 2024, we were in compliance with the minimum CET1, Tier 1, total capital, and leverage ratios and the minimum capital conservation buffer set forth in these generally applicable regulations. These capital requirements are the minimum ratios generally applicable to banking organizations. The regulators assess any particular institution's capital adequacy based on numerous factors. The regulators may require a particular banking organization to maintain capital at levels higher than the generally applicable minimums.

The Federal Deposit Insurance Act provides for a system of "prompt corrective action" (the "PCA"). The PCA guidelines provide for capitalization categories ranging from "well capitalized" to "critically undercapitalized." An institution's PCA category is determined primarily by its regulatory capital ratios. The PCA requires remedial actions and imposes limitations that become increasingly stringent as an institution's condition deteriorates and its PCA capitalization category declines. Among other things, institutions that are less than well capitalized become subject to increasingly stringent restrictions on their ability to accept and/or rollover brokered deposits. As of December 31, 2024, the Bank was considered "well capitalized" for purposes of the PCA.

In addition to capital requirements, depository institutions are required to maintain noninterest bearing reserves at specified levels against their transaction accounts and certain non-personal time deposits.

Anti-Money Laundering and Suspicious Activity

We are subject to several federal laws related to anti-money laundering ("AML"), economic sanctions, and prevention of financial crime, including the Bank Secrecy Act, the Money Laundering Control Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("Patriot Act"), and economic sanctions programs. We are required to, among other things, maintain an effective AML and counter-terrorist compliance program, identify and file suspicious activity and currency transaction reports, and block transactions with sanctioned persons or jurisdictions. Compliance with these laws requires significant investment of management attention and resources. These laws are enforced by a number of regulatory authorities, including the FRB, OFAC, the Financial Crimes Enforcement Network, the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. Failure to comply with these laws, or to meet our regulators' supervisory expectations in connection with these laws, could subject us to supervisory or enforcement action, significant financial penalties, criminal liability, and/or reputational harm.

The Bank is also subject to regulation under economic or financial sanctions imposed, administered, or enforced from time to time by the U.S. government, including as administered by OFAC (such regulations, "Sanctions Laws"). The Sanctions Laws are intended to restrict transactions with persons, companies or foreign governments sanctioned by U.S. authorities. An institution that fails to meet these standards may be subject to civil or criminal enforcement actions. The Bank has established compliance programs designed to comply with the Bank Secrecy Act, the Patriot Act and applicable Sanctions Laws.

Community Reinvestment Act

The Bank is subject to the provisions of the CRA. The CRA requires federal banking regulators, in their review of certain applications by banking organizations, to take into account the applicant's record in helping meet the credit needs of its community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, and does not limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community in a manner consistent with the CRA. The Bank is subject to periodic examination under the CRA by the FRB, which will assign ratings based on the methodologies set forth in its regulations and guidance. Less favorable CRA ratings, or concerns raised under the CRA, may adversely affect the Bank's ability to obtain approval for certain types of applications.

The FRB regularly assesses the Bank on its record in meeting the credit needs of the communities it serves, including low-income and moderate-income neighborhoods. Performance under the CRA also is considered when the FRB reviews applications to acquire, merge or consolidate with another banking institution or its holding company. Also, in the case of a bank holding company applying for approval to acquire a bank, the FRB will assess the records of each subsidiary depository institution of the applicant bank holding company, and that record may be the basis for denying the application.

On October 23, 2023, the FRB, FDIC, and the OCC issued a final rule revising the agencies' CRA regulations, including with respect to the delineation of assessment areas, the overall evaluation framework and performance standards and metrics, the definition of community development activities, and data collection and reporting. Most of the final rule's new requirements become effective on January 1, 2026, and the others on January 1, 2027. The final rule would adjust CRA evaluations based on bank size and type, with many of the proposed changes applying only to banks with over $2 billion in assets and several applying only to banks with over $10 billion in assets, such as the Company.

Financial Privacy Under the Requirements of the Gramm-Leach-Bliley Act

We are subject to various laws related to the privacy of consumer information. The Company and its subsidiaries are required under federal law to periodically disclose to their retail clients the Company's policies and practices with respect to the sharing of nonpublic client information with its affiliates and others, and the confidentiality and security of that information. Under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), in some cases, the Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and the Bank must give a consumer the opportunity to "opt out" of the Bank's sharing of information with its affiliates for marketing and certain other purposes. In some cases, the Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and the Bank must allow a consumer to opt out of the Bank's sharing of information with its affiliates for marketing and certain other purposes.

Limitations on Transactions with Affiliates and Loans to Insiders

Banks are subject to restrictions on their ability to conduct transactions with affiliates and other related parties under federal banking laws. For example, federal banking laws impose quantitative limits, qualitative requirements, and collateral standards on certain extensions of credit and other transactions by an insured depository institution with, or for the benefit of, its affiliates. In addition, most types of transactions by an insured depository institution with, or for the benefit of, an affiliate be on terms substantially the same or at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third party.

In addition, subject to certain exceptions, the Federal Reserve Act and related regulations place quantitative and other restrictions on the extension of credit to executive officers, directors and principal stockholders (including the Company) and their related interests of the Bank and its affiliates, including a requirement that loans to directors, executive officers and principal stockholders be made on terms substantially the same as those offered in comparable transactions to other persons, and not involve more than the normal risk of repayment or present other unfavorable features. In addition, purchases and sales of assets between an insured depository institution and its executive officers, directors, and principal stockholders may also be limited under such laws. The Sarbanes-Oxley Act generally prohibits loans by public companies to their executive officers and directors. However, there is a specific exception for loans by financial institutions, such as the Bank, to its executive officers and directors that are made in compliance with federal banking laws.

The Company and its affiliates, including the Bank, maintain programs to comply with the limitations on transactions with affiliates and restrictions on loans to insiders and the Company believes it and the Bank are currently in compliance with these requirements.

Acquisition of a Significant Interest in the Company

Banking laws impose various regulatory requirements on parties that may seek to acquire a significant interest in the Company. For example, the Change in Bank Control Act of 1978 would generally require that any party file a formal notice with, and obtain non-objection of, the FRB prior to acquiring (directly or indirectly, whether alone or acting in concert with any other party) 10% or more of any class of voting securities of the Company. Further approval requirements and significant ongoing regulatory consequences would apply to any company that (directly or indirectly, whether alone or as part of an association with another company) seeks to acquire "control" of the Company or the Bank for purposes of the BHCA. The determination whether a party "controls" a depository institution or its holding company for purposes of these laws is based on applicable regulations and all of the facts and circumstances surrounding the investment.

Identity Theft

Under the Fair and Accurate Credit Transactions Act (the "FACT Act"), the Bank is required to develop and implement a written Identity Theft Prevention Program (the "Program") to detect, prevent and mitigate identity theft "red flags" in connection with the opening of certain accounts or certain existing accounts. Under the FACT Act, the Bank is required to adopt reasonable policies and procedures to: (i) identify relevant red flags for covered accounts and incorporate those red flags into the Program; (ii) detect red flags that have been incorporated into the Program; (iii) respond appropriately to any red flags that are detected to prevent and mitigate identity theft; and (iv) ensure the Program is updated periodically, to reflect changes in risks to clients or to the safety and soundness of the financial institution or creditor from identity theft.

The Bank maintains a Program to meet the requirements of the FACT Act and the Bank believes it is currently in compliance with these requirements.

Consumer Protection Laws and Regulations

We are subject to a broad array of federal, state and local consumer protection laws and regulations that govern almost every aspect of our business relationships with consumers, including but not limited to the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Secure and Fair Enforcement in Mortgage Licensing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement the foregoing. Among other things, these laws and regulations relate to the content and adequacy of disclosures, pricing and fees, fair lending, anti-discrimination, privacy, cybersecurity, usury, mortgages and housing finance, lending to service members, escheatment, debt collection, loan servicing, collateral secured lending, and unfair, deceptive or abusive acts or practice, and regulate the manner in which financial institutions must deal with clients when taking deposits, making loans, servicing loans and providing other services. If the Bank fails to comply with these laws and regulations, it may be subject to significant penalties, judgments, other monetary or injunctive remedies, lawsuits (including putative class action lawsuits and actions by state and local attorney generals), customer recession rights, supervisory or enforcement actions, and civil or criminal liability.

The CFPB is generally responsible for rulemaking with respect to certain federal laws related to the provision of financial products and services to consumers. In addition, the CFPB has supervision, examination and primary enforcement authority with respect to federal consumer financial protection laws with respect to banking organizations with assets of $10 billion or more. The Bank has assets in excess of $10 billion; therefore, we are subject to the supervision, examination and primary enforcement jurisdiction of the CFPB with respect to federal consumer financial protection laws.

With the recent change in presidential administration and control of Congress, the scope of regulation by the CFPB and other federal agencies remains uncertain. In February 2025, the acting director of the CFPB directed the CFPB's staff to cease all supervision and examination activity and stakeholder engagement, stop all work on proposed rulemaking, suspend the effective dates of any finalized but not yet effective rules, and halt other actions relating to investigations, enforcement and litigation. The extent to which these recent or other future developments will ultimately impact the CFPB's regulation of our business remains uncertain.

Information Technology and Cybersecurity

We are subject to laws and regulatory requirements related to information technology and cybersecurity. For example, the Federal Financial Institutions Examination Council (the "FFIEC"), which is a council comprised of the primary federal banking regulators, has issued guidance and supervisory expectations for banking organizations with respect to information technology and cybersecurity. In addition, state regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, the California Consumer Privacy Act became effective on January 1, 2020, and key provisions of an additional law strengthening the protection, the California Privacy Rights Act of 2020, became effective on January 1, 2023. We expect this trend of state-level activity and consumer expectations in those areas to continue to heighten, and we are continually monitoring for developments in the states in which our clients are located. Our regulators regularly examine us for compliance with applicable laws, and adherence to industry best practices, with respect to these topics. For example, they will evaluate our security of user and customer credentials, business continuity planning, and the ability to identify and thwart cyber-attacks.

On November 18, 2021, the federal banking agencies announced the adoption of a final rule providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours. Compliance with the new rule was required by May 1, 2022. The Company believes it and the Bank are currently in compliance with these requirements.

Other Regulations

The Bank is a member of the FHLB, which makes loans or advances to members. All advances are required to be fully secured by sufficient collateral as determined by the FHLB. To be a FHLB member, financial institutions must demonstrate that they originate and/or purchase long-term home mortgage loans or mortgage-backed securities. The Bank is required to purchase and maintain stock in the FHLB. At December 31, 2024, the Bank had $30.2 million in FHLB stock, which was in compliance with this requirement.

Volcker Rule

The so-called "Volcker Rule" imposes certain restrictions on the ability of the Company and its subsidiaries, including the Bank, to sponsor, invest in, or conduct certain other activities with private funds or to engage in certain types of short-term proprietary trading. Under the regulations, FDIC-insured depository institutions, their holding companies, subsidiaries and affiliates (collectively, banking entities), are generally prohibited, subject to certain exemptions, from short-term proprietary trading of securities and other financial instruments and from acquiring or retaining an ownership interest in, or conducting certain other activities with, a "covered fund." These requirements do not currently have a material impact and are not expected to have a future material impact on the Company's investing and trading activities.

Trading in certain government obligations is not prohibited by the Volcker Rule. These include, among others, obligations of or guaranteed by the United States, an agency of the United States, or GSE, obligations of a State of the United States or a political subdivision thereof, and municipal securities. Also, among other types of transactions, the Volcker Rule generally does not prohibit transactions under repurchase and reverse repurchase agreements, securities lending transactions, purchases and sales for the purpose of liquidity management if the liquidity management plan meets specified criteria, and transactions undertaken in a fiduciary capacity.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on borrowings and changes in reserve requirements with respect to deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. The FRB monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. We cannot predict the nature of future monetary policies and the effect of such policies on our business and earnings.

Regulation of Certain Subsidiaries

BAM is registered with the SEC under the Investment Advisers Act of 1940, as amended, and is subject to its rules and regulations. Following the completion of various studies on investment advisers and broker-dealers required by the Dodd-Frank Act, the SEC has, among other things, recommended to Congress that it consider various means to enhance the SEC's examination authority over investment advisers, which may have an impact on BAM that we cannot currently assess.

Future Legislation or Regulation

Federal, state and local governments, legislators and regulators regularly introduce measures or take actions that would modify the regulatory requirements applicable to banks, their holding companies and other financial institutions. Changes in laws, regulations or regulatory policies could adversely affect the operating environment for us in substantial and unpredictable ways, increase our cost of doing business, impose new restrictions on the way in which we conduct our operations or add significant operational constraints that might impair our profitability. We cannot predict whether new policies or legislation will be enacted or adopted and, if enacted or adopted, the effect that it, or any implementing regulations, would have on us and our subsidiaries' business, financial condition or results of operations. The full effect that these changes will have on us and our subsidiaries remains uncertain at this time and may have a material adverse effect on our business, our operations or financial condition.

For more information on how the regulatory environment, enforcement actions, findings and ratings could also have an impact on our strategies, the value of our assets, or otherwise adversely affect our business see Item 1A. – Risk Factors of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

An investment in our securities is subject to certain risks. Prospective and current investors in our securities should carefully consider the following risks, together with all the other information contained in this Annual Report on Form 10-K, including the sections titled "Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes in this Annual Report on Form 10-K. If any of the following risks actually occur, our business, results of operations, and financial condition could suffer. In that event, the value of our securities could decline, and you may lose all or part of your investment. Our business, results of operations, and financial condition could also be harmed by risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Relating to Our Operations

- New lines of business, new products and services, or strategic project initiatives, or new partnerships may subject us to additional risks.
- We are subject to certain risks in connection with our use of technology.
- To the extent we acquire other banks, bank branches, other assets or other businesses, we may be negatively impacted by certain risks inherent with such acquisitions.
- If we fail to comply with the applicable requirements of the payment card networks or NACHA, they could fine us, suspend us, or terminate our registration.
- Fraud by merchants or others could adversely affect our business, and our merchants may be unable to satisfy obligations, including chargebacks, for which we may also be liable.
- We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.
- Our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses.
- Managing reputational risk is important to attracting and maintaining clients, investors and employees.
- We depend on key management personnel.
- We rely on numerous external vendors.
- We have a net deferred tax asset that may not be fully realized.
- We have suffered significant losses from the balance sheet repositioning and may suffer significant losses from future asset sales.
- Our level of indebtedness could adversely affect our ability to raise capital and meet our debt obligations.

Risks Related to Credit and Interest Rate

- If actual losses on our loans exceed our estimates used to establish our allowance for credit losses, our business, financial condition, and profitability may suffer.
- There are risks associated with our lending activities, and our allowance for credit losses may prove to be insufficient to absorb actual losses in our loan portfolio.
- Our business and operating results could be adversely affected by uncertainty in the political environment and governmental fiscal and monetary policies.
- Our business, financial position, and results of operations may be adversely affected by difficult economic conditions, including inflationary pressures or volatility in the financial markets.
- Our business may be adversely affected by credit risk associated with residential property and declining property values.

- Our loan portfolio possesses increased risk due to our level of adjustable rate loans.
- Our underwriting practices may not protect us against losses in our loan portfolio.
- Repayment of our commercial and industrial loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.
- Our real estate loan portfolio is subject to certain risks including market, environmental, and project-specific risks.
- Secondary mortgage market conditions could have a material adverse impact on our business, results of operations, financial condition, or liquidity.
- Any breach of representations and warranties made by us to our loan purchasers or credit default on our loan sales may require us to repurchase loans we have sold.
- Credit impairment in our investment securities portfolio could adversely affect our continuing operations.
- Our income property loans, consisting of commercial real estate and multi-family loans, involve higher principal amounts than other loans and repayments of these loans may be dependent on factors outside our control or the control of our borrowers.
- Our business is subject to interest rate risk and variations in interest rates may hurt our profits.
- A reduction in our credit ratings could adversely affect our access to capital and could increase our cost of funds.
- We have a number of large credit relationships and individual commitments.

Funding and Liquidity Risks

- We may not be able to develop and maintain a strong core deposit base or other low cost funding sources.
- Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.
- Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.
- We are subject to regulatory capital requirements, which could be made more stringent by our regulators.
- The FRB may require us to commit capital resources or take other action to support the Bank.
- We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed or on acceptable terms.
- Our holding company relies on dividends from the Bank for substantially all of its income and as the primary source of funds for cash dividends to our preferred, common, and NVCE stockholders.
- There can be no assurance as to the level of dividends we may pay on our common stock and NVCE stock.

Legal and Compliance Risks

- We operate in a highly regulated environment and our business, operations and income may be adversely affected by changes in laws, rules and regulations governing our operations.
- We are a party to a variety of litigation and other actions.
- Changes in federal, state or local tax laws, or audits from tax authorities, could negatively affect our financial condition and results of operations.
- Failure to comply with applicable laws or regulations, or to satisfy our regulators' supervisory expectations, could subject us to supervisory or enforcement action.
- Non-compliance with laws and regulations could result in fines or sanctions or operating restrictions.
- We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
- We are subject to a wide range of laws related to anti-money laundering, economic sanctions, and prevention of financial crime, which could increase our costs or subject us to significant penalties.

Risks Relating to External Factors and Markets

- Severe weather events, natural disasters such as earthquakes and wildfires, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events could significantly impact our business.

- Our financial condition and results of operations are dependent on the national and local economy, particularly in the Bank's market areas. A worsening in economic conditions in the market areas we serve may impact our earnings adversely and could increase the credit risk of our loan portfolio.

- We are subject to risk arising from the soundness of other financial institutions and counterparties.

- Strong competition within our market areas may limit our growth and profitability.

The foregoing summary of risks should be read in conjunction with the more detailed *Risk Factors* below and is not an exhaustive summary of all risks facing our business.

Risks Relating to Our Operations

New lines of business, new products and services, or strategic project initiatives, or new partnerships may subject us to additional risks.

From time to time, we may seek to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results. New lines of business and/or new products or services also could subject us to additional regulatory requirements, increased scrutiny by our regulators and other legal risks.

Additionally, from time to time we undertake strategic project initiatives, including but not limited to, payment processing, investment in technology, process improvement, client experience and fintech partnerships or acquisitions, such as our acquisition of Deepstack. Significant effort and resources are necessary to manage and oversee the successful completion of these initiatives. These initiatives often place significant demands on a limited number of employees with subject matter expertise and management and may involve significant costs to implement as well as increase operational risk as employees learn to process transactions under new systems. The failure to properly execute on these strategic initiatives could adversely impact our business and results of operations.

Increasingly, community banks, including the Bank, are partnering with fintech providers to distribute or market their products and services. Bank regulators have, and may in the future, hold banks responsible for the activities of these fintech companies, including in respect of bank secrecy act or anti-money laundering matters, or may take the view that these relationships present safety and soundness issues.

We are subject to certain risks in connection with our use of technology.

Our cybersecurity measures may not be sufficient to mitigate losses or exposure to cyber-attack or cyber theft.

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our client relationships, our general ledger and virtually all other aspects of our business as well as process customer and merchant payments via the Deepstack platform. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software, and networks are vulnerable to breaches, unauthorized access either directly or indirectly through our vendors, misuse, computer viruses, or other malicious code and other types of cyber-attacks. Generative artificial intelligence is further increasing risks in this area, including by making fraud detection more difficult, particularly with detection devices that use voice recognition or authentication. The techniques used by bad actors change frequently, may not be recognized until launched, and may not be recognized until well after a breach has occurred. If one or more of these events occur, this could jeopardize our clients' confidential and other information that we process and store, or otherwise cause interruptions in our operations or the operations of our clients or counterparties. In addition, the U.S. banking regulatory agencies adopted a rule requiring us to notify the FRB within 36 hours of any significant computer security incident, and in July 2023, the SEC adopted rules that require reporting on Form 8-K of material cybersecurity incidents. Several states and their governmental agencies also have adopted or proposed cybersecurity laws. Privacy laws in the State of California and the State of Colorado, for example, require regulated entities to establish measures to identify, manage, secure, track, produce, and delete personal information. The occurrence of cyber-attacks may require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through our current insurance policies. If a cyber-attack succeeds in disrupting our operations or disclosing confidential data, we could also suffer significant reputational damage in addition to possible regulatory fines or client lawsuits.

We provide internet banking services to our clients which have additional cyber risks related to our client's personal electronic devices and electronic communication. Any compromise of personal electronic device security could jeopardize the confidential information of our clients (including user names and passwords) and expose our clients to account take-overs and the possibility for financial crimes such as fraud or identity theft and deter clients from using our internet banking services. We rely on and employ industry-standard tools and processes to safeguard data. These precautions may not protect our systems from future vulnerabilities, data breaches or other cyber threats. Losses due to unauthorized account activity could harm our reputation and may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our security measures may not protect us from systems failures or interruptions.

While we have established policies and technical controls to prevent or limit the impact of systems failures and interruptions, there are no absolute assurances that such events will not occur or that the resulting damages will be adequately mitigated.

We rely on communications, information, operating and financial control systems technology from third party service providers, and we may suffer an interruption in those systems.

We outsource certain aspects of our data processing and operational functions to third party service providers. If our third party service providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, our and our clients' information may be compromised, and our business operations could be adversely impacted.

We rely on third party service providers to help ensure the confidentiality of our and our clients' information and acknowledge the additional risks these third parties expose us to. Third party service providers may experience unauthorized access to and disclosure of or destruction or corruption of our or our clients' information. In addition, we are exposed indirectly through our third party service providers who may experience their own cyber breach and as a result compromise our data and/or lead to service interruptions. Any failure or interruption, or breaches in security, of these systems could result in failures or interruptions in our client relationship management, general ledger, deposit, loan origination, and servicing systems. The occurrence of any systems failure or interruption could damage our reputation and result in a loss of clients and business, could subject us to additional regulatory scrutiny, or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

The development and use of new technologies, including artificial intelligence ("AI"), presents risks and challenges that may adversely impact our business.

The banking and financial services industry continually experiences technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in AI. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to assess the proper operation of AI models and capabilities to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also create service interruptions, transaction processing errors, and system conversion delays and may cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

We or our third-party vendors or counterparties may develop or utilize AI in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. AI models, particularly generative AI models, may produce output or take action that is incorrect, that result in the release of private, confidential, or proprietary information, that reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or that is otherwise harmful. To the extent we utilize AI models developed by third parties, we may be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

To the extent we acquire other banks, bank branches, other assets, or other businesses, such as the Merger and the Deepstack Acquisition, we may be negatively impacted by certain risks inherent with such acquisitions.

Acquiring other banks, bank branches, other assets, or other businesses involves various risks, including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of integrating acquired banks, branches or businesses, or in the development of technology platforms, the risk of loss of clients and/or employees of the acquired bank, branch or business, executing cost savings measures, not achieving revenue enhancements and otherwise not realizing the transaction's anticipated benefits. We continue to face these risks in connection with the recently completed Merger. Our ability to address these matters successfully cannot be assured. There are also regulatory risks in connection with acquisitions, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business. In addition, pursuing an acquisition may divert resources or management's attention from ongoing business operations, may require investment in integration and in development and enhancement of additional operational and reporting processes and controls, and may subject us to additional regulatory scrutiny. To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute our existing stockholders.

Acquiring other banks, bank branches, other assets or other businesses, such as the Merger, also involves risks associated with integration, which may cause us to not fully realize the benefits of an acquisition.

The success of any such transaction will depend on, among other things, our ability to combine and integrate the acquired assets or business into our business. If we are not able to successfully achieve this objective, the anticipated benefits of the transaction may not be realized fully, or at all, or may take longer to realize than expected. The integration process for an acquisition will likely result in the diversion of management's time on integration-related issues and could result in the disruption of our business. These transition matters could have an adverse effect on us for an undetermined amount of time after the completion of any acquisition.

If we fail to comply with the applicable requirements of the payment card networks or NACHA, they could seek to fine us, suspend us or terminate our registrations.

Our subsidiary, Deepstack, offers payment processing solutions to clients. In order to provide our payment processing services, we are registered with Visa and Mastercard and other networks as members or service providers for purposes of conducting merchant acquiring and interacting with the applicable payment networks. As such, we are subject to these payment card and other network rules.

If we fail to comply with these rules, we could be fined, and our membership registrations or certifications could be suspended or terminated. The termination of our registrations or our membership or our status as a service provider or a merchant processor, could limit our ability to provide merchant acquiring or transaction processing services to clients and could have a material adverse effect on our business, financial condition, and results of operations.

If a merchant or client fails to comply with these rules, it could be subject to a variety of fines or penalties levied by the payment card associations or other networks. If we cannot collect the amounts from the applicable client or merchant, we may have to bear the cost of the fines or penalties, resulting in lower earnings for us.

In addition, changes to the networks' rules or how they are interpreted, including those that increase the cost of doing business or that would impair our registrations or otherwise limit our ability to provide transaction processing services to merchants, could have a significant impact on our business, financial condition, and results of operations.

We maintain business relationships with certain independent sales organizations that act as intermediaries in providing our merchant acquiring services that may expose us to losses. These independent sales organizations may engage in activities such as merchant acquiring, soliciting merchants and other clients and client service, among other activities. We face risks related to our oversight and supervision of these independent sales organizations, as well as to the reputation and financial viability of the independent sales organizations with which we do business. Any failure by us to appropriately oversee and supervise our independent sales organizations could damage our reputation, result in regulatory or compliance issues, result in litigation, and cause financial losses to us.

Fraud by merchants or others could adversely affect our business, and our merchants may be unable to satisfy obligations, including chargebacks, for which we may also be liable.

In connection with our merchant acquiring and payment processing business, we face potential chargeback liability for fraudulent payment transactions initiated by merchants or others. In the event a transaction dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally charged back to the merchant and the purchase price is refunded to the cardholder.

If we are unable to collect such amounts from the merchant, either due to their refusal, closure, bankruptcy, or otherwise, we are responsible to the card issuing bank for the amount of the refund paid to the cardholder. Failure to effectively manage these risks and prevent fraud could increase our chargeback liability or other liabilities due to merchant failures. Increases in chargebacks or other liabilities not paid by our merchants could have a material adverse effect on our business, financial condition, and results of operations.

We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.

Because we operate many different financial service functions and rely on the ability of our employees, third party vendors and systems to process a significant number of transactions, we face significant operational risk of loss from operations, including fraud by employees or outside persons, employees' execution of incorrect or unauthorized transactions, data processing and technology errors, or hacking and breaches of internal control systems.

Our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses.

Our enterprise risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including credit risk, market risk (interest rate and price risks), liquidity risk, operational risk, compliance risk, strategic risk, and reputational risk. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we have not appropriately anticipated or identified. In certain instances, we rely on models to measure, monitor, and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data in some circumstances, and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes. There is no assurance that these models will appropriately capture all relevant risks or accurately predict future events or exposures. Accurate and timely enterprise-wide risk information is necessary to enhance management's decision-making in times of crisis. In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses or the financial markets or fail to adequately or timely enhance our enterprise risk management framework to address those changes. If our enterprise risk management framework is ineffective, either because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage, or find ourselves out of compliance with applicable regulatory or contractual mandates.

Managing reputational risk is important to attracting and maintaining clients, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, regulatory investigations, marketplace rumors and questionable or fraudulent activities of our clients. We have policies and procedures in place to promote ethical conduct and protect our reputation. However, these policies and procedures may not be fully effective and cannot protect against all threats to our reputation. Negative publicity regarding our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues, and/or increased governmental oversight.

If the public perception of financial institutions remains negative, then our reputation and business may be adversely affected by negative publicity or information regarding our business and personnel, whether or not accurate or true. Such information has in the past and may in the future be posted on social media or other Internet forums or published by news organizations and the speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity.

Moreover, our customers, shareholders, employees, regulators, and other stakeholders have diverse expectations, demands, and perspective on a range of topics, including environmental and social topics, which are continuing to evolve and, in some cases, diverge. We may not be able to meet the diverse expectations and demands of all of our stakeholders, which could harm our reputation, reduce customer demand for our products and services, and subject us to legal and operational risks.

We depend on key management personnel.

Our success, to a large extent, depends on the continued employment of our key management personnel. The unexpected loss of the services of any of these individuals could have a detrimental effect on our business. Although we have entered into employment agreements with our Chief Executive Officer and our Chief Financial Officer, no assurance can be given that these individuals, or any of our key management personnel, will continue to be employed by us. The loss of any of these individuals could negatively affect our ability to achieve our business plan and could have a material adverse effect on our results of operations and financial condition.

We rely on numerous external vendors.

We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent such an agreement is not renewed by the third party vendor or is renewed on terms less favorable to us.

In addition, our use of third party vendors is subject to regulatory requirements and scrutiny by our regulators. Regulations require us to perform due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition, or results of operations.

We have a net deferred tax asset that may not be fully realized.

We have a net DTA and cannot assure that it will be fully realized. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and the tax basis of assets and liabilities computed using enacted tax rates. If we determine that we will not achieve sufficient future taxable income to realize our net deferred tax asset, we are required under GAAP to establish a full or partial valuation allowance. If we determine that a valuation allowance is necessary, we are required to incur a charge to operations. We regularly assess available positive and negative evidence to determine whether it is more likely than not that our net deferred tax asset will be realized. Realization of a deferred tax asset requires us to apply significant judgment and is inherently speculative because it requires estimates that cannot be made with certainty. As of December 31, 2024, we had a net DTA of $720.6 million. For additional information, see Note 16. *Income Taxes* of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

We have suffered significant losses from the balance sheet repositioning and may suffer significant losses from future asset sales.

In connection with the Merger, legacy Banc of California, legacy Pacific Western Bank, and the combined company sold approximately $6.1 billion in assets as part of the balance sheet repositioning strategy, comprised of (i) $2.7 billion of Pacific Western Bank's securities portfolio, which included agency commercial mortgage-backed securities, agency collateralized mortgage obligations ("CMO"), treasury bonds, municipal bonds, and corporate bonds, (ii) $1.3 billion of Banc of California's securities portfolio, which included agency mortgage-backed securities, CMOs, and bonds, (iii) $1.5 billion book value of Banc of California's single-family residential ("SFR") mortgage portfolio, and (iv) $673 million book value of Banc of California's multi-family residential mortgage portfolio. Some of these assets were sold at significant losses. In 2024, we continued to reposition our balance sheet, including the sale of $742 million of our AFS securities portfolio, for which we suffered $60 million in pre-tax losses, and $1.95 billion of our Civic loans. We will continue to evaluate all available options as we seek to optimize our balance sheet. Depending on the existence of various potential buyers and competitive prices, we may sell additional assets at a significant loss, which could adversely affect our financial condition and results of operations.

Our level of indebtedness could adversely affect our ability to raise capital and meet our debt obligations.

As of December 31, 2024, the Company had outstanding indebtedness in the amount of approximately $2.3 billion. Our existing indebtedness, together with any future incurrence of additional indebtedness, could have important consequences for our creditors and stockholders. For example, it could:

- limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
- restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;
- restrict us from paying dividends to our stockholders;
- increase our vulnerability to general economic and industry conditions; and
- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use cash flows to fund our operations, capital expenditures and future business opportunities.

Risks Related to Credit and Interest Rate

If actual losses on our loans exceed our estimates used to establish our allowance for credit losses, our business, financial condition and profitability may suffer.

The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and the loss and delinquency experience, and evaluate economic conditions and make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, fraud and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Our allowance for credit losses was 1.13% of loans and leases held for investment and 141.57% of nonaccrual loans and leases as of December 31, 2024. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further charge-offs (which may in turn also require an increase in the provision for credit losses), based on judgments different than that of management. Any increases in the provision for credit losses will result in a decrease in net earnings and may have a material adverse effect on our financial condition and results of operations.

ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*, which we adopted on January 1, 2020, substantially changed the accounting for credit losses on loans and other financial assets held by banks, financial institutions, and other organizations. The standard changed the previous incurred loss impairment methodology in GAAP with a methodology that reflects lifetime expected credit losses and requires consideration of a broader range of reasonable and supportable information for credit loss estimates. The CECL model materially impacts how we determine our allowance for credit losses and required us to increase our allowance for credit losses. Furthermore, we may experience more fluctuations in our allowance for credit losses, which may be significant.

Additionally, loans to venture-backed borrowers support the borrowers' operations, including operating losses, working capital requirements, and fixed asset acquisitions. Venture-backed borrowers are at various stages in their development and are, generally, reporting operating losses. The primary sources of repayment are future additional venture capital equity investments or the sale of the company or its assets. Our venture-backed borrowers' business plans may fail, increasing the likelihood for credit losses related to loans to venture-backed borrowers.

In accordance with GAAP, we maintain an allowance for loan and lease losses to provide for loan defaults and non-performance. Our allowance for loan and lease losses allocable to loans to venture-backed borrowers may not be appropriate to absorb actual credit losses arising from these loans, and future provisions for credit losses could materially and adversely affect our operating results.

There are risks associated with our lending activities and our allowance for credit losses may prove to be insufficient to absorb actual losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or the project being financed;
- in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;
- the credit history of a particular borrower;
- changes in interest rates;
- changes in economic and industry conditions; and
- the duration of the loan.

We maintain an allowance for credit losses which we believe is appropriate to provide for probable losses inherent in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

- an ongoing review of the quality, size and diversity of the loan portfolio;
- evaluation of nonaccrual loans;
- historical default and loss experience;
- historical recovery experience;
- existing and forecasted economic conditions;
- risk characteristics of the various classifications of loans; and
- the amount and quality of collateral, including guarantees, securing the loans.

Our business and operating results could be adversely affected by uncertainty in the political environment and governmental fiscal and monetary policies.

Our success depends, to a certain extent, upon local and national economic and political conditions, as well as governmental, fiscal, and monetary policies. An unpredictable or volatile political environment in the United States, reductions in government spending, concerns related to the U.S. debt ceiling, the imposition of tariffs and retaliatory responses, other changes in government policy, and other factors beyond our control, could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which in turn could cause our business and financial results to suffer. Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations, or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2023, Fitch lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. A further downgrade, or downgrades by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

Our business and financial results are also significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States in pursuit of maximum employment, stable prices, and moderate long-term interest rates. The FRB and its policies influence the availability and demand for loans and deposits, the rates and other terms for loans and deposits, the conditions in equity, fixed-income, currency, and other markets, and the value of securities and other financial instruments. Additionally, tax, tariff, and other fiscal policies, moreover, impact not only general economic and market conditions but also give rise to incentives or disincentives that affect how we and our customers prioritize objectives, deploy resources, and run households or operate businesses. Both the timing and the nature of any changes in monetary or fiscal policies, as well as their consequences for the economy and the markets in which we operate, are beyond our control and difficult to predict but could adversely affect our business and operating results.

Also, the FRB regulates the supply of money and credit in the United States. Its monetary policies determine in a large part our cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect our net interest margin. FRB policies can also materially affect the value of financial instruments that we hold, such as debt securities and certain mortgage loans held for sale. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans or satisfy their obligations to us. Changes in policies of the FRB are beyond our control and the impact of changes in those policies on our activities and results of operations can be difficult to predict.

Our business may be adversely affected by difficult economic conditions, including inflationary pressures or volatility in the financial markets, which may impact our business, financial position, and results of operations.

Robust demand, labor shortages, and supply chain constraints have led to persistent inflationary pressures throughout the economy. In response to these inflationary pressures, beginning early in 2022, the FRB raised benchmark interest rates rapidly, causing the federal funds rate to reach a 23-year high. Although the FRB reduced its benchmark rates in September, November, and December 2024, the inflationary outlook in the United States is currently uncertain. Amidst these uncertainties, including potential recessionary economic conditions, financial markets have continued to experience volatility. Changes in interest rates can affect numerous aspects of our business and may impact our future performance.

Prolonged periods of inflation have impacted, and may continue to impact, our profitability by negatively impacting our costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation has led to, and may continue to lead to, a decrease in consumer and clients purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our appetite for new credit extensions.

If financial markets remain volatile, this may impact the future performance of various segments of our business, including the value of our investment securities portfolio. We continue to closely monitor economic conditions and the pace of inflation and the impacts of inflation on the larger market, including labor and supply chain impacts.

Any of the effects of these adverse economic conditions would likely have an adverse impact on our earnings, with the significance of the impact generally depending on the nature and severity of such adverse economic conditions.

Our business may be adversely affected by credit risk associated with residential property and declining property values.

As of December 31, 2024, $2.8 billion, or 12%, of our total loans held for investment were loans in the other residential real estate mortgage loan portfolio class, as compared with $5.1 billion, or 20%, of our total loans held for investment as of December 31, 2023. This type of lending is particularly sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the California housing markets has reduced in some areas, and may continue to reduce, the value of the real estate collateral securing these types of loans and increase the risk that we would incur losses if borrowers default on their loans. As a result, these loans may experience higher rates of delinquencies, defaults and losses, which will in turn adversely affect our financial condition and results of operations.

Our real estate loan portfolio is subject to certain risks including market, environmental and project-specific risks.

Our real estate loan portfolio encompasses commercial real estate mortgage, residential real estate mortgage, and real estate construction and land loans, which implicate a variety of risks, including: (i) market risks including increased competition in pricing and loan structure, macroeconomic conditions in the United States and in the markets where we lend, and decreased commercial and residential real estate values in the markets where we lend; (ii) environmental risks including natural disasters and impact on underlying real estate collateral and environmental liabilities with respect to real properties acquired; and (iii) project-specific risks including higher construction costs, failure by developers and contractors to meet project specifications or timelines, and buyers of completed construction projects not being able to secure permanent financing. For further information on these risks and others related to our real estate loan portfolio, see *Item 1. Business—Lending Activities— Real Estate Mortgage Loans and Real Estate Construction and Land Loans*.

Our loan portfolio possesses increased risk due to our level of adjustable rate loans.

Approximately 34% of our loans held for investment are adjustable rate loans as of December 31, 2024. Any rise in prevailing market interest rates may result in increased payments for some borrowers who have adjustable rate loans, increasing the possibility of defaults.

Our underwriting practices may not protect us against losses in our loan portfolio.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices, including: analyzing a borrower's credit history, financial statements, tax returns, and cash flow projections; valuing collateral based on reports of independent appraisers; and verifying liquid assets. Notwithstanding these practices, we have incurred losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and borrower behavior. In addition, our ability to assess the creditworthiness of our clients may be impaired if the models and approaches we use to select, manage, and underwrite our clients become less predictive of future behaviors, or in the case of borrower fraud. Finally, we may have higher credit risk, or experience higher credit losses, to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Deterioration in real estate values and underlying economic conditions in Southern California in particular could result in significantly higher credit losses to our portfolio.

Repayment of our commercial and industrial loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.

We make our commercial and industrial loans primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Collateral securing commercial and industrial loans may depreciate over time, be difficult to appraise and fluctuate in value and in the event we are required to assume direct responsibility for the collateral, including but not limited to residential mortgage loans in the case of warehouse credit facilities that we provide to non-bank financial institutions, our allowance for credit losses may increase, which may, in turn, adversely affect our financial condition and results of operations. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect the amounts due from its clients. As of December 31, 2024, our commercial and industrial loans totaled $6.8 billion, or 28% of our total loans held for investment.

We are exposed to risk of environmental liabilities with respect to real properties acquired.

In prior years, due to weakness of the U.S. economy and, more specifically, the California economy, including higher levels of unemployment than the nationwide average and declines in real estate values, certain borrowers have been unable to meet their loan repayment obligations and, as a result, we have had to initiate foreclosure proceedings with respect to and take title to a number of real properties that had collateralized their loans. As an owner of such properties, we could become subject to environmental liabilities and incur substantial costs for any property damage, personal injury, investigation and clean-up that may be required due to any environmental contamination that may be found to exist at any of those properties, even though we did not engage in the activities that led to such contamination. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages for environmental contamination emanating from the site. If we were to become subject to significant environmental liabilities or costs, our business, financial condition, results of operations, and prospects could be adversely affected.

Secondary mortgage market conditions could have a material adverse impact on our business, results of operations, financial condition, or liquidity.

In addition to being affected by interest rates, the secondary mortgage markets are subject to investor demand for mortgage loans and mortgage-backed securities and investor yield requirements for those loans and securities. These conditions may fluctuate or even worsen in the future.

From time to time, as part of our balance sheet management process, we may also sell SFR loans and other types of mortgage loans from our portfolio, including multi-family loans. We may use the proceeds of loan sales for generating new loans or for other purposes. If secondary mortgage market conditions were to deteriorate in the future and we cannot sell loans at our desired levels, our balance sheet management objectives might not be met. As a result, our business, results of operations, financial condition, or liquidity may be adversely affected.

Any breach of representations and warranties made by us to our loan purchasers or credit default on our loan sales may require us to repurchase loans we have sold.

We have sold or securitized loans we originated into the secondary market pursuant to agreements that generally require us to repurchase loans in the event of a breach of a representation or warranty made by us to the loan purchaser. Any fraud or misrepresentation during the loan origination process, whether by us, the borrower, or other party in the transaction, or, in some cases, upon any early payment default on such loans, may require us to repurchase such loans.

We believe that, as a result of the increased defaults and foreclosures during the 2007 to 2009 recession resulting in increased demand for repurchases and indemnification in the secondary market, many purchasers of loans are particularly sensitive to obtaining indemnification or the requirement of originators to repurchase loans, and would benefit from enforcing any repurchase remedies they may have. Our exposure to repurchases under our representations and warranties could include the current unpaid balance of all loans we have sold. During the years ended December 31, 2024, 2023, and 2022, we sold multi-family and SFR mortgage loans aggregating $2.0 billion, $3.0 billion, and $33.5 million, respectively. To recognize the potential loan repurchase or indemnification losses on all SFR mortgage and multi-family loans sold, we maintained a total reserve of $1.5 million as of December 31, 2024. Increases to this reserve as a result of the sale of loans are a reduction in our gain on the sale of loans. Increases and decreases to this reserve subsequent to the sale are included as a component of noninterest expense. The determination of the appropriate level of the reserve inherently involves a high degree of subjectivity and requires us to make estimates of repurchase and indemnification risks and expected losses. The estimates used could be inaccurate, resulting in a level of reserve that is less than actual losses.

Deterioration in the economy, an increase in interest rates or a decrease in home and collateral values could increase client defaults on loans that were sold and increase demand for repurchases and indemnification and increase our losses from loan repurchases and indemnification. If we are required to indemnify loan purchasers or repurchase loans and incur losses that exceed our reserve, this could adversely affect our business, financial condition, and results of operations. In addition, any claims asserted against us in the future by loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on our results of operations and financial condition.

Credit impairment in our investment securities portfolio could result in losses and adversely affect our continuing operations.

As of December 31, 2024, we had $2.2 billion of AFS securities, as compared with $2.3 billion of AFS securities as of December 31, 2023.

As of December 31, 2024, AFS securities that were in an unrealized loss position had a total fair value of $1.9 billion with aggregate unrealized losses of $280.5 million. These unrealized losses related primarily to changes in overall interest rates and the resulting impact on valuations of mortgage-backed securities, collateralized mortgage obligations, municipal securities, and corporate debt securities.

As of December 31, 2023, AFS securities that were in an unrealized loss position had a total fair value of $2.3 billion with aggregate unrealized losses of $352.5 million These unrealized losses related primarily to changes in overall interest rates and the resulting impact on valuations of mortgage-backed securities, U.S. Treasury securities, collateralized mortgage obligations, and municipal securities.

As of December 31, 2024, we had $2.3 billion of HTM securities, which had a total fair value of $2.2 billion. As of December 31, 2023, we had $2.3 billion of HTM securities, which had a total fair value of $2.2 billion.

The Company follows a robust credit monitoring process to ensure it has appropriate credit support and, as of December 31, 2024, we believed there was no credit losses and did not have the intent to sell any of our securities in an unrealized loss position and it is likely that we will not be required to sell such securities before their anticipated recovery. Debt securities held-to-maturity and available-for-sale are analyzed for credit losses under ASC 326, *Financial Instruments - Credit Losses*. For debt securities held-to-maturity and available-for-sale, the Company estimates current expected credit losses. An allowance for credit losses is established for losses on debt securities held-to-maturity and available-for-sale due to credit losses and is reported as a component of provision for credit losses. Accrued interest is excluded from our expected credit loss estimates. For more information about ASC Topic 326, see Note 1. *Nature of Operations and Significant Accounting Policies* of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

We closely monitor our investment securities for changes in credit risk. The valuation of our investment securities also is influenced by external market and other factors, including implementation of SEC and FASB guidance on fair value accounting. Accordingly, if market conditions deteriorate further and we determine our holdings of other investment securities have experienced credit losses, our future earnings, stockholders' equity, regulatory capital, and continuing operations could be materially adversely affected.

Our income property loans, consisting of commercial real estate and multi-family loans, involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

We originate commercial real estate and multi-family loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower's project is reduced as a result of leases not being obtained or renewed in a timely manner or at all, the borrower's ability to repay the loan may be impaired.

Commercial real estate and multi-family loans also expose us to credit risk because the collateral securing these loans often cannot be sold easily at acceptable terms. In addition, many of our commercial real estate and multi-family loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.

The COVID-19 pandemic and its aftermath has had a potentially long-term negative impact on some commercial real estate portfolios. We continue to monitor our real estate loans secured by office properties because of the risk that tenants may continue to reduce the office space they lease as some portion of the workforce continues to work remotely on a hybrid or permanent basis and that we may not collect all amounts contractually owed to us.

If we foreclose on a commercial real estate or multi-family loan, our holding period for the collateral typically is longer than for residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, commercial real estate and multi-family loans generally have relatively large balances to single borrowers or groups of related borrowers. Accordingly, if we make any errors in judgment in the collectability of our commercial real estate and multi-family loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Our commercial real estate and multi-family loans decreased during the year ended December 31, 2024 to $10.6 billion, or 45% of our total loans held for investment, from $11.1 billion, or 43% of our total loans held for investment, as of December 31, 2023.

In recent years, commercial real estate markets have been experiencing substantial growth, and increased competitive pressures have contributed significantly to historically low capitalization rates and rising property values. However, commercial real estate markets have been facing downward pressure since 2022 due in large part to increasing interest rates and declining property values. Accordingly, the federal banking agencies have expressed concerns about weaknesses in the current commercial real estate market and have applied increased regulatory scrutiny to institutions with commercial real estate loan portfolios that are fast growing or large relative to the institutions' total capital. To address supervisory expectations with respect to financial institutions' handling of commercial real estate borrowers who are experiencing financial difficulty, in June of 2023, the federal banking agencies, issued an interagency policy statement addressing prudent commercial real estate loan accommodations and workouts. Our failure to adequately implement enhanced risk management policies, procedures and controls could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio.

Our business is subject to interest rate risk and variations in interest rates may hurt our profits.

Our profitability depends to a large extent upon our ability to earn more money in interest that we receive on loans and investments than we pay to our depositors and lenders in interest. Any change in general market interest rates, whether as a result of changes in the monetary policy of the FRB or otherwise, may have a significant effect on net interest income and prepayments on our loans. If interest rates rise, our net interest income and the value of our assets could be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans, and investment securities. This is most likely to occur if short-term interest rates increase at a faster rate than long-term interest rates, which would cause our net interest income to go down. In addition, rising interest rates may hurt our income, because that may reduce the demand for loans and the value of our securities. If interest rates decline, our fixed, higher-rate loans may be refinanced at lower rates or paid off and our investments may be prepaid earlier than expected. If that occurs, we may have to redeploy the loan or investment proceeds into lower yielding assets, which might also decrease our income. Accordingly, changes in levels of market interest rates could materially and adversely affect our financial condition, net interest margin, results of operations, and profitability. Changes in interest rates also have a significant impact on the carrying value of certain of our assets, such as investment securities, on our balance sheet. In a rapidly changing interest rate environment, we may not be able to manage our interest rate risk effectively, which would adversely impact our financial condition and results of operations.

A reduction in our credit ratings could adversely affect our access to capital and could increase our cost of funds.

The credit rating agencies regularly evaluate the Company and the Bank, and credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the financial services industry, the economy, and changes in rating methodologies. There can be no assurance that we will maintain our current credit ratings. A downgrade of the credit ratings of the Company or the Bank could adversely affect our access to liquidity and capital and could significantly increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us or purchase our securities, reducing our ability to generate earnings.

We have a number of large credit relationships and individual commitments.

At December 31, 2024, there were two individual real estate construction and land commitments greater than or equal to $100 million with the largest commitment being $135 million. At December 31, 2024, these two individual commitments totaled $240 million and had an aggregate outstanding balance of $182 million. The projects financed by these commitments are two multi-family projects.

At December 31, 2024, we had six individual loan commitments greater than or equal to $150 million that ranged in size from $150 million to $500 million and totaled $1.3 billion and had an aggregate outstanding balance of $617 million. Two of these commitments totaling $650 million were equity fund loans, two of these commitments totaling $300 million were warehouse lending loans, one of these commitments totaling $200 million was a lender finance loan, and one of these commitments totaling $175 million was a loan secured by a multi-family property.


Funding and Liquidity Risks


We may not be able to develop and maintain a strong core deposit base or other low cost funding sources.

We depend on checking, savings and money market deposit account balances and other forms of deposits as the primary source of funding for our lending activities. Our future growth will largely depend on our ability to expand core deposits, to provide a less costly and stable source of funding. The deposit markets are competitive, and therefore it may prove difficult to grow our core deposit base. Changes we make to the rates offered on our deposit products may affect our finances and liquidity. In addition, our ability to maintain existing or obtain additional deposits may be impacted by factors beyond our control, including perceptions about our reputation, financial strength or the banking industry generally, which could reduce the number of consumers choosing to place deposits with us.

Our ability to obtain deposit funding and offer competitive interest rates on deposits is also dependent on capital levels of our bank subsidiary. While the Bank met the FDIC's definition of "well-capitalized" as of December 31, 2024, there can be no assurance that it will continue to meet this definition. Our regulators can adjust the requirements to be "well-capitalized" at any time and have authority to place limitations on our deposit businesses, including the interest rate we pay on deposits. An inability to develop and maintain a strong deposit base could have a material adverse impact on our business, financial condition, and results of operations.

2020 saw a competitive landscape for deposits, which competition continued through 2021 and was exacerbated in 2022 and 2023 by the rising interest rate environment. 2024 continued to be shaped by higher interest rates for most of the year, although the federal funds rate cuts of 100 basis points toward the latter part of the year signal a slight easing, though rates remain elevated compared to historical levels. In a competitive market, depositors have many choices as to where to place their deposit accounts. As the Bank continues to grow its core deposit base and seeks to reduce its exposure to high rate/high volatility accounts, it may experience a net deposit outflow, which could negatively impact our business, financial condition, and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans, and other sources has had, and could continue to have, a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us has been, and could continue to be, impaired by factors that affect us specifically or the financial services industry or economy in general.

Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow has also been, and could continue to be, impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry.

As we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2024, approximately 26% of our deposits were uninsured and uncollateralized and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition, and results of operations.

Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.

The soundness and stability of financial institutions are closely interrelated as a result of credit, trading, clearing, and other relationships between institutions. As a result, concerns about, or a default or threatened default by, or failure or threatened failure of, one or more institutions could lead to significant market-wide liquidity problems, losses or defaults by us or other institutions, or credit risk in the event of default of our counterparty or customer. Even rumors or adverse news developments concerning other financial institutions or the Bank may result in rapid deterioration in investor and customer confidence. This interconnectedness of financial institutions has been starkly evidenced in recent years by events affecting the banking industry, as banks including the Bank have been impacted by concerns regarding the soundness or creditworthiness of other financial institutions, which has caused substantial and cascading disruption within the financial markets and increased expenses.

In addition to the disruption of financial, credit, and capital markets, the 2023 banking industry events may have other adverse impacts on the Bank. For example, these developments may continue to result in increased regulatory requirements and scrutiny, increasing our costs and adversely affecting our profitability. In addition, the premiums of the FDIC's deposit insurance program increased significantly as a result of the March 2023 bank failures, and we are no longer eligible to utilize credits to reduce our FDIC insurance premiums as a result of our exceeding $10 billion in assets. Increased premiums have had an adverse effect on our net earnings and results of operations, and any further increases would be expected to as well. Changes resulting from these events could include increased regulatory oversight, higher capital requirements or changes in the way regulatory capital is calculated, and impositions of additional restrictions through regulatory changes or supervisory or enforcement activities, and, as a result, our operating margins, financial condition, and results of operations may be materially adversely affected.

We are subject to regulatory capital requirements, which could be made more stringent in the discretion of our regulators.

We are subject to capital and other regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, the regulators may change these regulatory capital and related requirements. If we fail to meet these minimum capital and related requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends and repurchasing or redeeming capital securities. In addition, the failure to meet such requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and level of required deposit insurance assessments to the FDIC, our ability to pay dividends on our capital stock, our ability to make acquisitions, and our business, results of operations, and financial condition, generally.

The FRB may require us to commit capital resources or take other action to support the Bank.

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. The FRB may require a bank holding company to make capital injections into, or take other action in support of, a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failing to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress—even if doing so is not otherwise in the best interest of the Company.

Such a capital injection or other support may be required at a time when our resources are limited, and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed or on acceptable terms.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, we, on a consolidated basis, and the Bank, on a standalone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or reduce our operations.

Our ability to raise additional capital depends on conditions in the capital markets, economic conditions, and a number of other factors, including investor perceptions regarding the financial services and banking industry, market conditions, and governmental activities, and on our financial condition and performance. Accordingly, we may be unable to raise additional capital if needed or on acceptable terms. If we fail to maintain capital to meet regulatory requirements, our liquidity, business, financial condition, and results of operations could be adversely affected.

Our holding company relies on dividends from the Bank for substantially all of its income and as the primary source of funds for cash dividends to our preferred, common, and NVCE stockholders.

The Company is the parent company of, and a separate and distinct legal entity from, the Bank. Legal entity liquidity is an important consideration as there are legal, regulatory, contractual and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, which could result in adverse liquidity events at either the Company and/or the Bank. In particular, the Bank is subject to laws that restrict dividend payments or authorize federal bank regulators to block or reduce the flow of funds from those subsidiaries to the parent company or other subsidiaries. Applicable laws and regulations, including capital and liquidity requirements, could restrict the Bank's ability to pay dividends or distribute capital to the Company, which could adversely affect our cash flow and financial condition.

There can be no assurance as to the level of dividends we may pay on our common stock and NVCE stock.

Holders of our common stock and NVCE stock are only entitled to receive such dividends as our Board of Directors declares out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and there may be circumstances under which we would reduce, suspend, or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the FRB and any future payment of dividends will depend on the Bank's ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. The Bank is also subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. There are numerous laws and banking regulations that restrict the Bank's ability to pay dividends or make capital distributions to the Company. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, our banking authorities have the ability to restrict the Bank's payment of dividends through supervisory action. In addition, in the future, we may enter into borrowing or other contractual arrangements that restrict its ability to pay dividends. As a consequence of these various limitations and restrictions, we may not be able to make the payment of dividends on our common stock and NVCE stock. See also "Item 1. Business - Supervision and Regulation - *Banc of California, Inc.- Repurchases/Redemptions; Dividends*" and "Item 1. Business - Supervision and Regulation - *The Bank - Dividends*," each included in this Annual Report on Form 10-K.

Legal and Compliance Risks

We operate in a highly regulated environment and our business, operations, and income may be adversely affected by changes in laws, rules, and regulations governing our operations.

We are subject to extensive regulation, supervision and legal requirements that affect virtually all aspects of our business and operations. The regulatory agencies governing banking organizations are focused on protecting customers, depositors, the DIF, and the overall financial stability of the United States—not our stockholders or creditors. See Item 1 —Supervision and Regulation included in this Annual Report on Form 10-K for information on the regulation and supervision framework which governs our Company and its activities.

We are regularly examined and inspected by our regulators, including the FRB and DFPI. Our regulators have extensive authority and discretion in their interpretation, implementation, supervision and enforcement of their regulatory agenda, including on matters related to:

- dividends or capital distributions by the Bank or the Company;
- capital and liquidity requirements applicable to us, including the imposition of requirements more stringent than those required under generally applicable laws;
- the types and terms of products we offer, activities we may conduct, our operations, or investments we may make;
- the composition, risk characteristics, potential adverse classification, allowance and risk reserves in connection with our loans or other assets, including reclassifying assets;
- level of our deposit insurance premiums;
- our deposit-gathering and other funding sources;
- the quality of our board and management oversight;
- the effectiveness of our risk management and compliance program, including with respect to consumer protection, information technology, cybersecurity, third-party risk management, anti-money laundering and sanctions;
- the Bank's commitment to helping meet the credit needs of low- and moderate-income neighborhoods under the CRA;
- their willingness to approve applications, such as the establishment of new branches, the commencement of new activities, or the conduct of mergers and acquisitions; and
- our rate of growth and other expansionary or strategic initiatives.

Also, failure by the Company to meet the applicable eligibility requirements for financial holding company status (including capital and management requirements and that the Bank maintain at least a "Satisfactory" CRA rating) may result in restrictions on certain activities of the Company, including the commencement of new activities and mergers with or acquisitions of other financial institutions and could ultimately result in the loss of financial holding company status. We must devote substantial time and resources to compliance and meeting our regulators' supervisory expectations, which may adversely affect our ability to operate profitably or to pursue advantageous business opportunities.

Congress, state legislatures, and federal and state agencies continually review banking, lending, and other laws, regulations and policies for possible changes, and there have been significant revisions to the laws, regulations, and policies applicable to banks and bank holding companies that have been enacted or proposed in recent years. We face the risk of becoming subject to new or more stringent requirements in connection with the introduction of new regulations or modifications of existing regulations, including based on changes in the U.S. presidential administrations or one or both houses of Congress and other factors, and this could require us to hold more capital or liquidity or have other adverse effects on our businesses or profitability. Moreover, changes in the leadership of federal banking agencies may impact rulemaking, supervision, examination, and enforcement priorities and policies of the agencies, and which may result in changing interpretations of existing rules and guidance. The impact of such changes may impact our business and our customers' business in unpredictable ways.

Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations or legislation, that applies to us could have a material adverse impact on our operations. Because our business is highly regulated, the laws and applicable regulations are subject to frequent change. Any new laws, rules and regulations such as the California Consumer Privacy Act (the "CCPA") and the Colorado Privacy Act could make compliance more difficult, expensive, costly to implement or may otherwise adversely affect our business, financial condition or growth prospects. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

Also, the FRB regulates the supply of money and credit in the United States. Its monetary policies determine in a large part our cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect our net interest margin. FRB policies can also materially affect the value of financial instruments that we hold, such as debt securities and certain mortgage loans held for sale. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans or satisfy their obligations to us. Changes in policies of the FRB are beyond our control and the impact of changes in those policies on our activities and results of operations can be difficult to predict.

We are a party to a variety of litigation and other actions.

We are subject to a variety of litigation pertaining to fiduciary and other claims and legal proceedings in the ordinary course of business and in connection with the Merger. Currently, there are certain legal proceedings pending against us in the ordinary course of business and in connection with the Merger. Such legal proceedings have caused us to incur costs and diverted the time and attention of our board and management, and may continue to do so in the future. While the outcome of any legal proceeding is inherently uncertain, we believe that any liabilities arising from pending legal matters would be immaterial based on information currently available. However, if actual results differ from our expectations, it could have a material adverse effect on the Company's financial condition, results of operations, or cash flows. For a discussion on current legal proceedings, see "Item 3. Legal Proceedings," and Note 13. *Commitments and Contingencies* of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Changes in federal, state or local tax laws, or audits from tax authorities, could negatively affect our financial condition and results of operations.

We are subject to changes in tax law that could increase our effective tax rates. These law changes may be retroactive to previous periods and as a result could negatively affect our current and future financial performance. In particular, the Tax Cuts and Jobs Act, which was signed into law in December 2017, includes a number of provisions impacting the banking industry and the borrowers and the market for residential and commercial real estate. Changes include a lower limit on the deductibility of interest on residential mortgage loans and home equity loans; a limitation on the deductibility of business interest expense; a limitation on the deductibility of property taxes and state and local income taxes, etc. The law's limitation on the mortgage interest deduction and state and local tax deduction for individual taxpayers has increased the after-tax cost of owning a home for many of our existing clients. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, and results of operations. Further, these changes implemented by this tax law could make some businesses and industries less inclined to borrow, potentially reducing demand for our commercial loan products. Finally, we may be negatively impacted more than our competitors because our business strategy focuses on California, which has a higher cost real estate market compared to other states.

We are also subject to potential tax audits in various jurisdictions and in such event, tax authorities may disagree with certain positions we have taken and assess penalties or additional taxes. While we assess regularly the likely outcomes of these potential audits, there can be no assurance that we will accurately predict the outcome of a potential audit, and an audit could have a material adverse impact on our business, results of operations, and financial condition.

Failure to comply with applicable laws or regulations, or to satisfy our regulators' supervisory expectations, could subject us to supervisory or enforcement action, which could adversely affect our business, financial condition, and results of operations.

If we do not comply with applicable laws or regulations, if we are deemed to have engaged in unsafe or unsound conduct, or if we do not satisfy our regulators' supervisory expectations, then we may be subject to increased scrutiny, supervisory criticism, governmental or private litigation and/or a wide range of potential monetary penalties or enforcement actions. Such actions could arise even if we are acting in good faith or operating under a reasonable interpretation of the law. Such actions may be public or of a confidential supervisory nature. Such actions could include, for example, monetary penalties, payment of damages, restitution or disgorgement of profits, directives to take remedial action or to cease or modify practices, restrictions on growth or expansionary proposals, denial or refusal to accept applications, removal of officers or directors, prohibition on dividends or capital distributions, increases in capital or liquidity requirements and/or termination of the Bank's deposit insurance. Such actions could have an adverse effect on our business, financial condition, and results of operations, including as a result of reputational harm.

In addition, the U.S. federal government, U.S. states, and certain other countries and regions have adopted or are considering legislation, regulation, or policies that reflect diverging and, in some cases, potentially conflicting, policy goals, for example, on social and environmental topics such as climate change, diversity, and companies' actions, commitments, and initiatives on such issues. Compliance with such laws, regulations, or policies, including any that may be adopted in the future, could, among other things, increase the costs of operating our businesses, reduce the demand for our products and services, impact our ability to meet or maintain current or future goals, targets or commitments, and increase our legal, operational, and reputational risks, any or all of which could adversely affect our results of operations.

Non-compliance with laws and regulations could result in fines or sanctions or operating restrictions.

Our federal regulators have extensive discretion in connection with their supervisory and enforcement activities over our operations and compliance laws and regulations. Any new laws and regulations could make compliance more difficult or expensive or otherwise adversely affect our business. One aspect of our business that we believe presents risks in this particular area is the conflict between federal and state law, including but not limited to cannabis and cannabis related businesses, which are legal in the State of California and the State of Colorado and prohibited by federal law. If our risk management and compliance programs prove to be ineffective, incomplete or inaccurate, we could suffer unexpected losses and/or incur fines, penalties or restrictions to operations, which could materially adversely affect our results of operations or financial condition. As part of our federal regulators' enforcement authority, significant civil or criminal monetary penalties, consent orders, or other regulatory actions can be assessed against the Bank. Such actions could require us to make changes to our operations, including the clients that we serve, and may have an adverse impact on our operating results.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

The provision of financial services to consumers is governed by a wide range of laws and regulations, including the Equal Credit Opportunity Act, the Fair Housing Act, the GLBA, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The CFPB, the Justice Department and other federal agencies are generally responsible for enforcing these laws and regulations. Failure to comply with these laws could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under certain of these in private or class action litigation.

In addition, the CFPB has broad rulemaking, supervisory, and enforcement powers under various federal consumer financial protection laws with respect to banking organizations with assets of $10 billion or more. The examination, supervision, and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The Bank has assets of at least $10 billion; therefore, we are subject to the supervision, examination, and primary enforcement jurisdiction of the CFPB with respect to federal consumer financial protection laws. Compliance with the rules and policies adopted by the CFPB has limited the products we may offer to some or all of our clients, or limited the terms on which those products may be issued, or may adversely affect our ability to conduct our business as previously conducted. We may also be required to add compliance personnel or incur other significant compliance-related expenses. Our business, financial condition, results of operations, and/or competitive position may be adversely affected as a result.

We are subject to a wide range of laws related to anti-money laundering, economic sanctions, and prevention of financial crime, which could increase our costs or subject us to significant penalties.

We are subject to a wide range of laws related to anti-money laundering, economic sanctions and prevention of financial crime, including but not limited to the BSA, the USA PATRIOT Act and economic sanctions programs. We are required to, among other things, maintain an effective anti-money laundering and counter-terrorist compliance program, identify and file suspicious activity and currency transaction reports, and block transactions with sanctioned persons or jurisdictions. Compliance with these laws requires significant investment of management attention and resources. These laws are enforced by a number of regulatory authorities, including the FRB, OFAC, the Financial Crimes Enforcement Network, the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. Failure to comply with these laws, or to meet our regulators' supervisory expectations in connection with these laws, could subject us to supervisory or enforcement action, significant financial penalties, criminal liability, and/or reputational harm. Several banking institutions have received large fines, or suffered limitations on their operations, for non-compliance with these laws and regulations. Although we have developed policies, procedures and processes designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in detecting violations of these laws and regulations.

Risks Relating to External Factors and Markets

Severe weather events, natural disasters such as earthquakes and wildfires, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events could significantly impact our business.

Severe weather events, natural disasters such as earthquakes and wildfires, pandemics, epidemics and other public health crises, acts of war or terrorism (and any responses thereto), and other external events have had and could have a significant adverse impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of our borrowers to repay their outstanding loans, cause significant property damage or otherwise impair the value of collateral securing our loans, and result in loss of revenue and/or cause us to incur additional expenses. Although we have established disaster recovery and business continuity plans and procedures, and we monitor the effects of any such events on our loans, properties and investments, the occurrence of any such event could have a material adverse effect on us or our results of operations and our financial condition.

Ongoing geopolitical instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East, has negatively impacted, and could in the future negatively impact, the global and U.S. economies, including by causing supply chain disruptions, rising prices for oil and other commodities, volatility in capital markets and foreign currency exchange rates, rising interest rates and heightened cybersecurity risks. The extent to which such geopolitical instability adversely affects our business, financial condition and results of operations, as well as our liquidity and capital profile, will depend on future developments, which are highly uncertain and unpredictable, including with respect to Russia's invasion of Ukraine and the Middle East conflict, and the extent and duration of the conflict in Ukraine and in the Middle East, and the humanitarian toll inflicted by such conflicts. If geopolitical instability adversely affects us, it may also have the effect of heightening other risks related to our business.

Our financial condition and results of operations are dependent on the national and local economy, particularly in the Bank's market areas. A worsening in economic conditions in the market areas we serve may impact our earnings adversely and could increase the credit risk of our loan portfolio.

We cannot accurately predict the possibility of the national or local economy's return to recessionary conditions or to a period of economic weakness, which would adversely impact the markets we serve. Our primary market area is concentrated in the greater Los Angeles, Orange, San Diego, San Bernardino, Riverside, and Ventura counties of California, with full-service branches also located in Denver, Colorado and Durham, North Carolina. Adverse economic conditions in any of these areas can reduce our rate of growth, affect our clients' ability to repay loans and adversely impact our financial condition and earnings. General economic conditions, including inflation, unemployment and money supply fluctuations, also may affect our profitability adversely.

A deterioration in economic conditions could result in a number of consequences, including but not limited to the following, any of which could have a material adverse effect on our business, financial condition, and results of operations:

- demand for our products and services may decline;
- loan delinquencies, problem assets and foreclosures may increase;
- collateral for our loans may decline in value; and
- the amount of our low cost or noninterest-bearing deposits may decrease.

We are subject to risk arising from the soundness of other financial institutions and counterparties.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our business, financial condition, and results of operations.

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, non-bank lenders, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater name recognition, resources and lending limits than we do and may offer certain services or prices for services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our markets.

Continued technological advances, including cryptocurrencies and blockchain and other distributed ledger technologies, and the growth of e-commerce have made it possible for non-depository institutions to offer products and services that traditionally were banking products, and for financial institutions and other companies to provide electronic and internet-based financial solutions, including electronic securities trading, lending and payment solutions. In addition, technological advances, including digital currencies and alternative payment methods, may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our enterprise risk management program is designed to identify, measure, monitor and control all significant risks across various aspects of our company. Cybersecurity risk management processes are integrated into this program, given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer ("CISO") is primarily responsible for our cybersecurity program and is a key member of the risk management function, reporting directly to the Chief Risk Officer ("CRO") and to the Enterprise Risk Committee of our Board of Directors.

Our objective for managing cybersecurity risk is to maintain appropriate layers of safeguards to protect information systems from possible threats and to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. Our information security program is designed in accordance with industry frameworks, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, and is periodically reviewed and updated at least annually and upon significant changes to our operating environment. Our program includes the following key elements:

- *Systems Safeguards.* We adopt the "trust by design" framework when designing new products, services and technology. We employ a variety of administrative, preventative and detective controls and tools designed to monitor, detect, block, and provide alerts regarding suspicious and unauthorized activity and to report on suspected advanced persistent threats.

- *Incident Response.* We maintain an Incident Response Plan ("IRP") that provides a documented framework for responding to actual or potential cybersecurity incidents. The IRP is coordinated through the CISO and key members of management and addresses roles, responsibilities, and communication and contract strategies in the event of a compromise, including analysis of reportable events in accordance with applicable legal and compliance requirements.

- *Collaboration.* We engage cybersecurity experts and third-party specialists to perform regular assessments of our infrastructure, software systems and network architecture. We also leverage internal and external auditors and independent external partners to periodically review our processes, systems and controls, including with respect to our information security program, to assess their design and operating effectiveness.

- *Education and Training.* We have regular and ongoing security education and training for employees, practical exercises that simulate actual cyber-attacks, and recovery and resilience tests.

- *Third-Party Risk Management.* We maintain a third-party risk management program designed to identify, assess and manage cybersecurity risks associated with external service providers, contractors and vendors.

To our knowledge, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations, or financial conditions. Our internal systems, processes, and controls are designed to mitigate and minimize potential losses resulting from cyber-attacks, however, there can be no assurance that our cybersecurity risk management program will be fully effective in protecting the confidentiality, integrity and availability of our information systems and our solutions. For further discussion of risks from cybersecurity threats, see Item 1A. Risk Factors in the section titled "*We are subject to certain risks in connection with our use of technology.*"

Governance

Our Board of Directors considers cybersecurity risk as part of its risk management function and has delegated to the Enterprise Risk Committee oversight and governance of the technology program and the information security program, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. The Enterprise Risk Committee reviews our cybersecurity risk profile on a quarterly basis. Additionally, our CISO and our Chief Information Officer provide quarterly reports to the Enterprise Risk Committee regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes.

The Information Technology and Information Security sub-committee is a sub-committee of the management level Enterprise Risk Management Committee and is represented by managers within various departments and includes the CISO, the Chief Technology Officer ("CTO"), and the Chief Information Officer ("CIO") and other key departmental managers from throughout the entire company. This sub-committee meets quarterly to provide oversight of the technology management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. Meetings with key team leaders occur as required and in accordance with the IRP in order to facilitate timely informing and monitoring efforts. The Company's Executive Leadership Team meets monthly with the CISO, CIO, and CTO and reports summaries of key issues, including significant cybersecurity and/or privacy incidents, discussed at various meetings and responses to any actions taken to/from the Enterprise Risk Committee on a quarterly basis or more frequently as may be required by the IRP.

Our CISO has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management and is accountable for managing our enterprise information security department and developing and implementing our information security program. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, client, vendor and employee education and awareness, and business continuity and disaster recovery. The department, as a whole, consists of information security professionals with varying degrees of professional education, certifications and experience.

ITEM 2. PROPERTIES

As of December 31, 2024, we had a total of 111 properties consisting of 80 full-service branch offices and 31 other offices. We own six locations, and the remaining properties are leased. Our properties are located throughout the United States, however, approximately 88% are located in California. We lease our principal office, which is located at 11611 San Vicente Blvd., Suite 500, Los Angeles, CA 90049.

For additional information regarding properties of the Company, see Note 6. *Premises and Equipment, Net* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

ITEM 3. LEGAL PROCEEDINGS

See Note 13. *Commitments and Contingencies* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data." That information is incorporated into this item by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Marketplace Designation and Holders

Our voting common stock is listed on the NYSE and is traded under the symbol "BANC." As of February 14, 2025, and based on the records of our transfer agent, there were approximately 2,278 record holders of our voting common stock. Certain shares are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Our Class B non-voting common stock is not listed or traded on any national securities exchange or automated quotation system, and there currently is no established trading market for such stock. As of December 31, 2024, we had 477,321 shares of Class B non-voting common stock outstanding and held by three holders of record.

Our NVCE stock is not listed or traded on any national securities exchange or automated quotation system, and there currently is no established trading market for such stock. As of December 31, 2024, we had 9,790,600 shares of NVCE stock outstanding and held by three holders of record.

As of December 31, 2024, we had 513,250 shares of preferred stock outstanding, all of which were shares of our 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series F, liquidation amount $1,000 per share ("Series F Preferred Stock"). Depositary shares each representing 1/40th of a share of the Series F Preferred Stock are listed on the NYSE and traded under the symbol "BANC/PF." The Series F Preferred Stock ranks senior to our common stock and NVCE stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of Banc of California, Inc.

Dividends

The timing and amount of cash dividends paid to our preferred and common stockholders depends on our earnings, capital requirements, financial condition, regulatory approval and other relevant factors, including the discretion of the Board of Directors with respect to common stockholder dividends. Our primary source of revenue at the holding company level is dividends from the Bank, and to a lesser extent our ability to raise capital or debt. To the extent we are unable to access dividends from the Bank or are limited in our ability to raise capital in the future, our ability to pay cash dividends to our stockholders would likely be limited. See "Item 1A. - *Risk Factors*" for a discussion regarding the holding company's reliance on dividends from the Bank for substantially all of its income and as a result the primary source of funds for cash dividends to our preferred and common stockholders. During the year ended December 31, 2024, the holding company paid dividends in the amount of $68.3 million to its common stockholders and $39.8 million to its preferred stockholders. The Bank paid dividends of $80.0 million to the holding company during the year ended December 31, 2024. For a discussion of dividend restrictions on the Company's common stock, or of dividends from the Company's subsidiaries to the Company, see "Item 1. Business - Supervision and Regulation - *Dividends and Share Repurchases*" and Note 22. *Dividend Availability and Regulatory Matters* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2024 regarding securities issued and to be issued under our equity compensation plan in effect during fiscal year 2024:

Plan Category	Plan Name	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)		Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	Amended and Restated Banc of California, Inc. 2018 Stock Incentive Plan [1]	11,232 (2)	$ 13.75	4,955,607 (3)
Equity compensation plans not approved by security holders	None	—	—	—
Total		11,232	$ 13.75	4,955,607

(1) The Amended and Restated Banc of California, Inc. 2018 Stock Incentive Plan (the "Amended and Restated 2018 Plan") was approved by our stockholders at our November 22, 2023 Special Meeting of Stockholders, authorizing 10,717,882 shares for issuance. In addition to the Amended and Restated 2018 Plan, in connection with the Merger, the Company assumed the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the "PacWest 2017 Plan") with respect to PacWest's outstanding stock-based awards.

(2) Amount does not include 1,759,335 shares of unvested time-based restricted stock units and 2,283,531 of unvested PSUs granted under the Amended and Restated 2018 Plan and 211,206 unvested time-based restricted shares outstanding under the PacWest 2017 Plan as of December 31, 2024.

(3) The Amended and Restated 2018 Plan permits these remaining shares to be issued in the form of options, PSUs, RSUs, restricted stock, or stock appreciation rights.

Recent Sales of Unregistered Securities

None.

Repurchases of Common Stock

The following table presents stock repurchases we made during the fourth quarter of 2024:

Purchase Dates	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [2]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program [2]
			(Dollars in thousands, except per share amounts)	
October 1 - October 31, 2024	884	$ 14.01	— $	—
November 1 - November 30, 2024	9,018	$ 15.41	— $	—
December 1 - December 31, 2024	383	$ 16.72	— $	—
Total	10,285	$ 15.34	—	

_____

(1) Includes shares repurchased pursuant to net settlement by employees in satisfaction of income tax withholding obligations incurred through the vesting of Company stock awards.

(2) On February 9, 2023, the Company's Board of Directors approved a stock repurchase program to buy back shares of its common stock for an aggregate purchase price not to exceed $35 million, which expired on February 9, 2024.

Five-Year Stock Performance Graph

The following chart and related discussion are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and shall not be deemed to be "soliciting materials" or "filed" with the SEC (other than as provided in Item 201) nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained therein, except to the extent that we specifically incorporate it by reference into a filing.

The chart compares the yearly percentage change in the cumulative stockholder return on our common stock based on the closing price during the five years ended December 31, 2024, with (1) the Total Return Index for U.S. companies traded on The New York Stock Exchange (the "NYSE Composite Index") and (2) the Total Return Index for KBW NASDAQ Regional Bank Stocks (the "KBW NASDAQ Regional Banking Index"). This comparison assumes $100 was invested on December 31, 2019, in our common stock and the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. The chart is historical only and may not be indicative of possible future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Banc of California, Inc.,
the NYSE Composite Index,
and KBW NASDAQ Regional Banking Index



* $100 invested on December 31, 2019 in stock or index, including reinvestment of dividends.

Index		Year Ended December 31,										
		2019		2020		2021		2022		2023		2024
Banc of California, Inc.	$	100.00	$	87.43	$	118.09	$	97.23	$	84.55	$	100.04
NYSE Composite Index		100.00		106.99		129.11		117.04		133.16		154.19
KBW NASDAQ Regional Banking Index		100.00		91.29		124.74		116.10		115.64		130.90

ITEM 6.

Reserved.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion and analysis contains forward looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results or outcomes may differ materially from those in this discussion and analysis as a result of various factors, including but not limited to those discussed in Part 1. Item 1A, "*Risk Factors*" in this Annual Report on Form 10-K.

For the discussion of the financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 29, 2024, which is incorporated herein by reference.

Overview

Banc of California, Inc., a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly owned subsidiary, Banc of California (the "Bank"), a California state-chartered bank and member of the FRB. When we refer to the "parent" or the "holding company," we are referring to Banc of California, Inc., the parent company, on a stand-alone basis. When we refer to "we," "us," "our," or the "Company," we are referring to Banc of California, Inc. and its consolidated subsidiaries including the Bank, collectively.

The Bank is a premier relationship-based business bank, providing banking and treasury management services to small-, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and deposit products and services through full-service branches throughout California and in Denver, Colorado, and Durham, North Carolina, as well as through regional offices nationwide. The Bank also provides full-stack payment processing solutions through its subsidiary, Deepstack Technologies, and serves the community association management industry nationwide with its technology-forward platform, SmartStreet^{TM}.

Presentation of Results – PacWest Bancorp Merger

On November 30, 2023, PacWest Bancorp merged with and into Banc of California, Inc. (the "Merger"), with Banc of California, Inc. continuing as the surviving legal corporation and Banc of California, Inc. concurrently closed a $400 million equity capital raise. The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, PacWest Bancorp was deemed the acquirer for financial reporting purposes, even though Banc of California, Inc. was the legal acquirer. The Merger was an all-stock transaction and has been accounted for as a business combination. Banc of California, Inc.'s financial results for all periods ended prior to November 30, 2023 reflect PacWest Bancorp results only on a standalone basis. In addition, Banc of California, Inc.'s reported financial results for the year ended December 31, 2023 reflect PacWest Bancorp financial results only on a standalone basis until the closing of the Merger on November 30, 2023, and results of the combined company for the month of December 2023. The number of shares issued and outstanding, earnings per share, and all references to share quantities or metrics of Banc of California, Inc. have been retrospectively restated to reflect the equivalent number of shares issued in the Merger as the Merger was accounted for as a reverse merger. Under the reverse merger method of accounting, the assets and liabilities of legacy Banc of California, Inc. as of November 30, 2023 were recorded at their respective fair values.

The following table presents balance sheet data as of the dates indicated:

| | December 31, | | |
	2024	2023	2022
	(In thousands)		
Balance Sheet Data:			
Total assets	$ 33,542,864	$ 38,534,064	$ 41,228,936
Interest-earning deposits in financial institutions	2,310,206	5,175,149	2,027,949
Securities available-for-sale	2,246,839	2,346,864	4,843,487
Securities held-to-maturity	2,306,149	2,287,291	2,269,135
Loans and leases held for investment	23,781,663	25,489,687	28,609,129
Goodwill	214,521	198,627	1,376,736
Core deposit and customer relationship intangibles	132,944	165,477	31,381
Total liabilities	30,042,915	35,143,299	37,278,405
Noninterest-bearing deposits	7,719,913	7,774,254	11,212,357
Interest-bearing deposits	19,471,996	22,627,515	22,723,977
Total deposits	27,191,909	30,401,769	33,936,334
Borrowings	1,391,814	2,911,322	1,764,030
Subordinated debt	941,923	936,599	867,087
Stockholders' equity	3,499,949	3,390,765	3,950,531

At December 31, 2024, the Company had total assets of $33.5 billion, including $23.8 billion of loans and leases held for investment, $2.2 billion of AFS securities, $2.3 billion of HTM securities, and $2.3 billion of interest-earning deposits in financial institutions, compared to $38.5 billion of total assets, including $25.5 billion of loans and leases held for investment, $2.3 billion of AFS securities, $2.3 billion HTM securities, and $5.2 billion of interest-earning deposits in financial institutions at December 31, 2023. The $5.0 billion decrease in total assets since year-end 2023 was due primarily to a $2.9 billion decrease in interest-earning deposits in financial institutions and a $1.7 billion decrease in loans and leases held for investment. The decrease in interest-earning deposits in financial institutions was due primarily to lower cash balances which were used to pay down higher-cost funding as part of the balance sheet repositioning actions taken during 2024. The decrease in loans and leases held for investment was due mainly to the movement of $1.91 billion of Civic loans to held for sale at LOCOM and subsequent $1.95 billion sale.

At December 31, 2024, the Company had total liabilities of $30.0 billion, including total deposits of $27.2 billion and borrowings of $1.4 billion, compared to $35.1 billion of total liabilities, including $30.4 billion of total deposits and $2.9 billion borrowings at December 31, 2023. The $5.1 billion decrease in total liabilities since year-end 2023 was due mainly to decreases of $3.2 billion in total deposits and $1.5 billion in borrowings. The decreases in total deposits and borrowings were mainly driven by the pay down of higher-cost brokered deposits and the full repayment of the $2.6 billion balance of the Bank Term Funding Program borrowings as part of the balance sheet repositioning actions taken during 2024. Higher-cost borrowings were replaced with an addition of $1.1 billion in lower-rate FHLB secured term advances.

At December 31, 2024, the Company had total stockholders' equity of $3.5 billion compared to $3.4 billion at December 31, 2023. The $109.2 million increase in stockholders' equity since year-end 2023 was due mainly to net earnings of $126.9 million in 2024 and a decrease in accumulated other comprehensive loss of $77.3 million attributable to an increase in the fair value of the investment securities portfolio, offset partially by common and preferred stock dividends of $108.1 million.

Recent Events

PacWest Bancorp Merger

On November 30, 2023, Banc of California, Inc. completed the Merger, pursuant to which PacWest Bancorp merged with and into Banc of California, Inc., with Banc of California, Inc. continuing as the surviving legal corporation and, as of December 1, 2023, Banc of California, N.A. merged into Pacific Western Bank with Pacific Western Bank continuing under the Banc of California name and brand as the Bank. Concurrent with the completion of the Merger, Banc of California, Inc. also completed its $400 million equity raise from affiliates of funds managed by Warburg Pincus LLC and certain investment vehicles sponsored, managed, or advised by Centerbridge Partners, L.P. and its affiliates. The stock issued by Banc of California, Inc. as consideration in the Merger totaled approximately $663 million.

The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, PacWest Bancorp was deemed the accounting acquirer, even though Banc of California, Inc. was the legal acquirer. We recorded the legacy Banc of California, Inc. acquired assets and assumed liabilities, both tangible and intangible, at their estimated fair values as of the acquisition date. The application of the acquisition method of accounting resulted in an initial recognition of goodwill of $198.6 million. During the year ended December 31, 2024, the Company recorded adjustments related to the Merger resulting in an increase to goodwill of $15.9 million within the one-year measurement period subsequent to the acquisition date of November 30, 2023. Final goodwill recognized relating to the Merger totaled $214.5 million. We completed the Merger to, among other things, enhance our scale and presence in California and augment and diversify our sources of revenue. For further information, see Note 2. *Business Combinations.*

Balance Sheet Repositioning

In connection with the Merger, we implemented our previously announced balance sheet repositioning strategy. From the announcement of the Merger on July 25, 2023, through the end of 2024, the combined company, legacy PacWest Bancorp and legacy Banc of California, Inc., sold assets totaling $6.1 billion and completed the paydown of $8.6 billion of high-cost liabilities, which improved the mix of earning assets and reduced the amount of higher-cost funding. The sold assets included $3.9 billion of securities from both the legacy Banc of California, Inc. and PacWest Bancorp portfolios, and $1.5 billion of single-family loans and $0.7 billion of multi-family loans from the legacy Banc of California, Inc. portfolios. The liabilities that were paid down included $4.7 billion of borrowings and $3.9 billion of brokered deposits from both legacy entities.

In the third quarter of 2024, we closed on the sale of $1.95 billion of Civic loans which had been moved to held for sale during the second quarter of 2024. The loan sale generated net proceeds of $1.91 billion, which provided capital and liquidity to support the repositioning of a portion of the AFS securities portfolio and pay down higher-cost brokered deposits and borrowings. We sold approximately $742 million of securities with a weighted average yield of 2.94% resulting in a pre-tax loss of $59.9 million and purchased $724 million of similar quality securities with a weighted average yield of 5.65%. The liabilities that were paid off included $1.85 billion of brokered deposits with an average cost of 5.35% at the time of retirement and the remaining $545.0 million in Bank Term Funding Program balance with a rate of 5.40%. We replaced a portion of these higher-cost fundings with the addition of a $500 million long-term FHLB advance with a rate of 3.18%. These balance sheet repositioning actions that we executed resulted in net interest margin expansion and improved both our capital and liquidity. As of December 31, 2024, the balance sheet repositioning contemplated as a result of the Merger has been largely completed.

Key Performance Indicators

Among other factors, our operating results generally depend on the following key performance indicators:

The Level of Net Interest Income

Net interest income is the excess of interest earned on our interest-earning assets over the interest paid on our interest-bearing liabilities. Net interest margin is net interest income (annualized if related to a quarterly period) expressed as a percentage of average interest-earning assets. Tax equivalent net interest income is net interest income increased by an adjustment for tax-exempt interest on certain loans and investment securities based on a 21% federal statutory tax rate. Tax equivalent net interest margin is calculated as tax equivalent net interest income divided by average interest-earning assets.

Net interest income is affected by changes in both interest rates and the volume of average interest-earning assets and interest-bearing liabilities. Our primary interest-earning assets are loans and investment securities, and our primary interest-bearing liabilities are deposits and borrowings. Contributing to our positive net interest margin is our healthy yield on loans and leases in excess of our core deposit costs. While our deposit balances will fluctuate depending on our customers' liquidity and cash flow, market conditions, and competitive pressures, we seek to minimize the impact of these variances by attracting a high percentage of noninterest-bearing deposits.

During 2024, our net interest margin expanded and increased to 2.85% for the year ended December 31, 2024 compared to 1.98% in 2023 primarily driven by lower funding costs reflecting the benefits of balance sheet repositioning actions taken during the year and improved funding mix.

Loan and Lease Production

We actively seek new lending opportunities under an array of lending products. Our lending activities include real estate mortgage loans, real estate construction and land loans, commercial loans and leases, and a small amount of consumer lending. Our commercial real estate loans and real estate construction loans are secured by a range of property types. Our commercial loans and leases portfolio is diverse and generally includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms' operations and the operations of entrepreneurial and venture-backed companies during the various phases of their early life cycles, warehouse loans and secured business loans.

Our loan origination process emphasizes credit quality. Historically, to augment our internal loan production, we have purchased loans such as multi-family loans from other banks, private student loans from third-party lenders, and in recent years, single-family residential mortgage loans. These loan purchases help us manage the concentrations in our portfolio as they diversify the geographic risk, interest-rate risk, credit risk, and product composition of our loan portfolio. Achieving net loan growth is subject to many factors, including maintaining strict credit standards, competition from other lenders, and borrowers that opt to prepay loans.

The Magnitude of Credit Losses

We emphasize credit quality in originating and monitoring our loans and leases, and we measure our success by the levels of our classified loans and leases, nonaccrual loans and leases, and net charge-offs. We maintain an allowance for credit losses on loans and leases, which is the sum of the allowance for loan and lease losses and the reserve for unfunded loan commitments. Provisions for credit losses are charged to operations as and when needed for both on and off-balance sheet credit exposures. Loans and leases that are deemed uncollectable are charged off and deducted from the allowance for loan and lease losses. Recoveries on loans and leases previously charged off are added to the allowance for loan and lease losses. The provision for credit losses on the loan and lease portfolio is based on our allowance methodology, which considers the impact of assumptions and is reflective of historical experience, economic forecasts viewed to be reasonable and supportable by management, the current loan and lease composition, and relative credit risks known as of the balance sheet date. For originated and acquired credit-deteriorated loans, a provision for credit losses may be recorded to reflect credit deterioration after the origination date or after the acquisition date, respectively.

We regularly review loans and leases to determine whether there has been any deterioration in credit quality resulting from borrower operations or changes in collateral value or other factors which may affect collectability of our loans and leases. Changes in economic conditions, such as the rate of economic growth, the unemployment rate, rate of inflation, increases in the general level of interest rates, declines in real estate values, changes in commodity prices, and adverse conditions in borrowers' businesses, could negatively impact our borrowers and cause us to adversely classify loans and leases. An increase in classified loans and leases generally results in increased provisions for credit losses and an increased allowance for credit losses. Any deterioration in the real estate market may lead to increased provisions for credit losses because our loans are concentrated in real estate loans.

The Level of Noninterest Expense

Our noninterest expense includes fixed and controllable overhead, the largest components of which are compensation expense, customer related expense, and occupancy expense. Customer related expenses are primarily earnings credit rate payments to customers and are mostly driven by the Homeowners Association ("HOA") business. It also includes costs that tend to vary based on the volume of activity, such as loan and lease production and the number and complexity of foreclosed assets. Additionally, noninterest expense included acquisition, integration and reorganization costs related to the Merger and a goodwill impairment charge recorded in 2023. We measure success in controlling both fixed and variable costs through monitoring of the ratio of noninterest expense to average total assets.

The following table presents the calculation of our ratio of noninterest expense to average total assets for the years indicated:

				Year Ended December 31,			
Noninterest Expense to Average Total Assets		**2024**		**2023**		**2022**	
		(Dollars in thousands)					
Noninterest expense	$	791,740	$	2,458,181	$	773,521	
Average total assets	$	35,333,488	$	40,293,380	$	40,481,581	
Noninterest expense to average total assets		2.24 %		6.10 %		1.91 %	

Critical Accounting Policies and Estimates

The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable; however, actual results may ultimately differ significantly from these estimates and assumptions, which could have a material adverse effect on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

Our significant accounting policies and practices are described in Note 1. *Nature of Operations and Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data." We have identified three policies and estimates as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for credit losses on loans and leases held for investment, the carrying value of goodwill and other intangible assets, and the realization of deferred tax assets and liabilities.

Allowance for Credit Losses on Loans and Leases Held for Investment

The ACL is estimated on a quarterly basis and represents management's estimate of current expected credit losses over the remaining expected life of the Company's financial assets measured at amortized cost, including loans and leases and certain lending-related commitments. The ACL involves significant judgment on a number of matters including assessment of key credit risk characteristics, assignment of risk ratings, valuation of collateral, the determination of remaining expected life, incorporation of historical default and loss experience, and development and weighting of macroeconomic forecasts. For information regarding the calculation and policies of the ACL on loans and leases held for investment, see " - Balance Sheet Analysis - *Allowance for Credit Losses on Loans and Leases Held for Investment*" and Note 1(j). *Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment,* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

A critical judgment in the process is estimating the Company's ACL related to macroeconomic forecasts that are incorporated into quantitative methods. As any one economic outlook is inherently uncertain, the Company utilizes a baseline and upside or downside scenarios which are applied based on a probability weighting, to better reflect management's expectation of expected credit losses given changes in the economic environment and existing market conditions. Changes in the Company's assumptions and economic forecasts could significantly affect its estimate of expected credit losses, which could potentially lead to significant changes in the estimate from one reporting period to the next. The ACL is also sensitive to changes in macroeconomic forecast assumptions. Given the dynamic relationship between macroeconomic variables within the Company's models, it is difficult to estimate the impact of a change in any one factor or input on the ACL. Management performs sensitivity analysis on the ACL quarterly both in terms of individual inputs being changed and the weighting of macroeconomic forecast scenarios being changed. This assists management with better understanding changes in the calculated ACL from period to period and helps us to conclude that the estimated ACL is reasonable and appropriate at each reporting date.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. For acquisitions, we are required to record the assets acquired, including identified intangible assets such as goodwill, and the liabilities assumed at their estimated fair value. These fair values often involve estimates based on third party valuations, such as appraisals, based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, discount rates, future growth rates, multiples of earnings or other relevant factors. Goodwill and other intangible assets generated from business combinations and deemed to have indefinite lives are not subject to amortization and instead are tested for impairment annually unless a triggering event occurs thereby requiring an updated assessment. Our regular annual impairment assessment occurs in the fourth quarter. Impairment exists when the carrying value of the goodwill exceeds its fair value. The determination of whether impairment has occurred is based on an assessment of several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Analyzing goodwill for impairment also includes consideration of various factors that continue to evolve and for which significant uncertainty remains, including estimates of the profitability of the Company's reporting units, long-term growth rates and the estimated market cost of equity, such as the discount rate and price multiples of comparable companies. Imprecision in estimating these factors can affect the estimated fair value of the reporting units. Certain events and circumstances could have a negative effect on the estimated fair value of the reporting units, including declines in business performance, increases in credit losses, as well as deterioration in economic or market conditions and adverse regulatory or legislative changes, which could result in a material impairment charge to earnings in a future period.

Deferred Tax Assets and Liabilities

We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governing taxing authorities. Our tax returns are subject to audit by taxing authorities, which may result in the taxing authority disputing a tax position taken by the Company. Significant judgment is required in determining the tax accruals and in evaluating the tax positions, including evaluating uncertain tax positions. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, tax credits, interpretations of tax laws, the status of examinations by the taxing authorities, and newly enacted statutory, judicial, and regulatory guidance that could impact the relative merits and risks of tax positions. These changes, when they occur, impact tax expense and can materially affect our operating results and financial condition. We review income tax expense and the carrying value of deferred tax assets and liabilities quarterly, and as new information becomes available, the balances are adjusted as appropriate. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain tax items will affect taxable income in the various tax jurisdictions.

Our deferred tax assets and liabilities arise from differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We determine whether a deferred tax asset is realizable based on facts and circumstances, including our current and projected future tax position, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of DTAs is based on our future profitability. If we were to experience either reduced profitability or operating losses in a future period, the realization of our DTAs may no longer be considered more likely than not and, accordingly, we could be required to record a valuation allowance on our DTAs by charging earnings.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. This disclosure should not be viewed as a substitute for results determined in accordance with GAAP. The methodology for determining these non-GAAP measures may differ among companies and may not be comparable. We use the following non-GAAP measures in this Annual Report on Form 10-K:

- *Return on average tangible common equity, tangible common equity ratio, tangible book value per common share, adjusted return on average tangible common equity, adjusted net earnings, and adjusted return on average assets:* Given that the use of these measures is prevalent among banking regulators, investors and analysts, we disclose them in addition to the related GAAP measures of return on average equity, equity to assets ratio, and book value per share, respectively. The reconciliations of these non-GAAP measures to the GAAP measures are presented in the following tables for and as of the years presented. Such disclosures should not be viewed as substitutes for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

		Year Ended December 31,				
Return on Average Tangible Common Equity		**2024**		**2023**		**2022**
		(Dollars in thousands)				
Net earnings (loss)	$	126,888	$	(1,899,137)	$	423,613
Earnings (loss) before income taxes	$	168,654	$	(2,211,338)	$	567,568
Add: Goodwill impairment		—		1,376,736		29,000
Add: Intangible asset amortization		33,143		11,419		13,576
Adjusted earnings (loss) before income taxes		201,797		(823,183)		610,144
Adjusted income tax expense (benefit) [1]		49,965		(116,233)		154,733
Adjusted net earnings (loss)		151,832		(706,950)		455,411
Less: Preferred stock dividends		39,788		39,788		19,339
Adjusted net earnings (loss) available to common and equivalent stockholders	$	112,044	$	(746,738)	$	436,072
Average stockholders' equity	$	3,431,364	$	2,994,428	$	3,853,033
Less: Average intangible assets		356,960		379,005		1,443,528
Less: Average preferred stock		498,516		498,516		285,488
Average tangible common equity	$	2,575,888	$	2,116,907	$	2,124,017
Return on average equity [2]		3.70 %		(63.42)%		10.99 %
Return on average tangible common equity [3]		4.35 %		(35.27)%		20.53 %

_____

(1)   Effective tax rate of 24.76%, 14.12%, and 25.36% for the years ended December 31, 2024, 2023, and 2022.
(2)   Adjusted net earnings (loss) divided by average stockholders' equity.
(3)   Adjusted net earnings (loss) available to common and equivalent stockholders divided by average tangible common equity.

Tangible Common Equity Ratio and		**December 31,**					
Tangible Book Value Per Common Share		**2024**		**2023**		**2022**	
		(Dollars in thousands, except per share data)					
Stockholders' equity	$	3,499,949	$	3,390,765	$	3,950,531	
Less: Preferred stock		498,516		498,516		498,516	
Total common equity		3,001,433		2,892,249		3,452,015	
Less: Goodwill and intangible assets		347,465		364,104		1,408,117	
Tangible common equity	$	2,653,968	$	2,528,145	$	2,043,898	
Total assets	$	33,542,864	$	38,534,064	$	41,228,936	
Less: Goodwill and intangible assets		347,465		364,104		1,408,117	
Tangible assets	$	33,195,399	$	38,169,960	$	39,820,819	
Total stockholders' equity to total assets ratio		10.43 %		8.80 %		9.58 %	
Tangible common equity ratio [1]		7.99 %		6.62 %		5.13 %	
Book value per common share [2][5]	$	17.78	$	17.12	$	43.71	
Tangible book value per common share [3][5]	$	15.72	$	14.96	$	25.88	
Common and equivalent shares outstanding [4][5]		168,825,656		168,959,063		78,973,869	

(1) Tangible common equity divided by tangible assets.
(2) Total common equity divided by common and equivalent shares outstanding.
(3) Tangible common equity divided by common and equivalent shares outstanding.
(4) Common and equivalent shares outstanding include non-voting common stock equivalents that are participating securities.
(5) Common and equivalent shares outstanding in 2022 have been restated by multiplying the historical amounts by the Merger exchange ratio of 0.6569.

Adjusted Return on Average Tangible Common Equity ("ROATCE")	Year Ended December 31,					
		2024		**2023**		**2022**
		(Dollars in thousands)				
Net earnings (loss)	$	126,888	$	(1,899,137)	$	423,613
Earnings (loss) before income taxes	$	168,654	$	(2,211,338)	$	567,568
Add: Intangible asset amortization		33,143		11,419		13,576
Add: Goodwill impairment		—		1,376,736		29,000
Add: FDIC special assessment		4,814		32,746		—
Add: Loss on sale of securities		59,946		442,413		50,321
Add: Acquisition, integration, and reorganization costs		(510)		142,633		5,703
Add: Loan fair value loss adjustments		—		170,971		—
Add: Unfunded commitments fair value loss adjustments		—		106,767		—
Adjusted earnings before income taxes for adjusted ROATCE		266,047		72,347		666,168
Adjusted income tax expense [1]		65,873		10,215		168,940
Adjusted net earnings for adjusted ROATCE		200,174		62,132		497,228
Less: Preferred stock dividends		39,788		39,788		19,339
Adjusted net earnings available to common and equivalent stockholders for adjusted ROATCE	$	160,386	$	22,344	$	477,889
Average stockholders' equity	$	3,431,364	$	2,994,428	$	3,853,033
Less: Average goodwill and intangible assets		356,960		379,005		1,443,528
Less: Average preferred stock		498,516		498,516		285,488
Average tangible common equity	$	2,575,888	$	2,116,907	$	2,124,017
Adjusted ROATCE [2]		6.23 %		1.06 %		22.50 %

---

(1) Effective tax rates of 24.76%, 14.12%, and 25.36% used for the years ended December 31, 2024, 2023, and 2022.

(2) Adjusted net earnings available to common and equivalent stockholders for adjusted ROATCE divided by average tangible common equity.

Adjusted Net Earnings, Adjusted Net Earnings Available to Common and Equivalent Stockholders, Adjusted Diluted EPS, and Adjusted ROAA

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(Dollars in thousands, except per share data)					
Net earnings (loss)	$	126,888	$	(1,899,137)	$	423,613
Earnings (loss) before income taxes	$	168,654	$	(2,211,338)	$	567,568
Add: FDIC special assessment		4,814		32,746		—
Add: Loss on sale of securities		59,946		442,413		50,321
Less: Acquisition, integration, and reorganization costs		(510)		142,633		5,703
Add: Loan fair value loss adjustments		—		170,971		—
Add: Unfunded commitments fair value loss adjustments		—		106,767		—
Add: Goodwill impairment		—		1,376,736		29,000
Adjusted earnings before income taxes		232,904		60,928		652,592
Adjusted income tax expense (benefit) [1]		57,667		8,603		165,497
Adjusted net earnings		175,237		52,325		487,095
Less: Preferred stock dividends		39,788		39,788		19,339
Adjusted net earnings available to common and equivalent stockholders	$	135,449	$	12,537	$	467,756
Weighted average common shares outstanding		168,684		85,394		77,271
Diluted earnings (loss) per common share	$	0.52	$	(22.71)	$	5.14
Adjusted diluted earnings per common share [2]	$	0.80	$	0.15	$	6.05
Average total assets	$	35,333,488	$	40,293,380	$	40,481,581
Return on average assets ("ROAA") [3]		0.36 %		(4.71)%		1.05 %
Adjusted ROAA [4]		0.50 %		0.13 %		1.20 %

---

(1) Effective tax rates of 24.76%, 14.12%, and 25.36% used for the years ended December 31, 2024, 2023, and 2022.
(2) Adjusted net earnings (loss) available to common and equivalent stockholders divided by weighted average common shares outstanding.
(3) Net earnings (loss) divided by average assets.
(4) Adjusted net earnings divided by average assets

Results of Operations

Earnings Performance

The following table presents performance metrics for the years indicated:

		Year Ended December 31,				
		2024		**2023**		**2022**
		(Dollars in thousands)				
Earnings Summary:						
Interest income	$	1,812,705	$	1,971,000	$	1,556,489
Interest expense		(886,655)		(1,223,872)		(265,727)
Net interest income		926,050		747,128		1,290,762
Provision for credit losses		(42,801)		(52,000)		(24,500)
Noninterest income (loss)		77,145		(448,285)		74,827
Operating expense		(805,923)		(938,812)		(738,818)
Acquisition, integration and reorganization costs		14,183		(142,633)		(5,703)
Goodwill impairment		—		(1,376,736)		(29,000)
Earnings (loss) before income taxes		168,654		(2,211,338)		567,568
Income tax (expense) benefit		(41,766)		312,201		(143,955)
Net earnings (loss)		126,888		(1,899,137)		423,613
Preferred stock dividends		(39,788)		(39,788)		(19,339)
Net earnings (loss) available to common and equivalent stockholders	$	87,100	$	(1,938,925)	$	404,274
Per Common Share Data:						
Diluted earnings (loss) per share [1]	$	0.52	$	(22.71)	$	5.14
Adjusted diluted earnings (loss) per share [2]	$	0.80	$	0.15	$	6.05
Book value per share [1]	$	17.78	$	17.12	$	43.71
Tangible book value per share [1][2]	$	15.72	$	14.96	$	25.88
Performance Ratios:						
Return on average assets		0.36 %		(4.71)%		1.05 %
Adjusted return on average assets [2]		0.50 %		0.13 %		1.20 %
Return on average tangible common equity [2]		4.35 %		(35.27)%		20.53 %
Adjusted return on average tangible common equity [2]		6.23 %		1.06 %		22.50 %
Net interest margin		2.85 %		1.98 %		3.49 %
Yield on average loans and leases		6.11 %		5.92 %		5.07 %
Cost of average total deposits		2.52 %		2.61 %		0.59 %
Noninterest expense to average total assets		2.24 %		6.10 %		1.91 %
Capital Ratios (consolidated):						
Common equity tier 1 capital ratio		10.55 %		10.14 %		8.70 %
Tier 1 capital ratio		12.97 %		12.44 %		10.61 %
Total capital ratio		17.05 %		16.43 %		13.61 %
Tier 1 leverage capital ratio		10.15 %		9.00 %		8.61 %
Risk-weighted assets	$	25,976,675	$	27,338,852	$	33,030,960

_____

(1)   Shares include non-voting common stock equivalents that are participating securities.
(2)   See "- Non-GAAP Financial Measures."

2024 Compared to 2023

Net earnings available to common and equivalent stockholders for the year ended December 31, 2024 was $87.1 million, or $0.52 per diluted share, compared to net loss available to common stockholders for the year ended December 31, 2023 of $1.9 billion, or $22.71 per diluted share. The $2.0 billion increase in net earnings available to common and equivalent stockholders was due mainly to a goodwill impairment charge of $1.4 billion in the first quarter of 2023, higher net interest income of $178.9 million attributable to a higher NIM, higher noninterest income of $525.4 million, lower operating expense of $132.9 million, a lower provision for credit losses of $9.2 million, offset partially by higher income tax expense of $354.0 million. Net interest income increased due mainly to lower interest expense on interest-bearing liabilities, offset partially by lower interest income on interest-earning assets. Noninterest income increased due mainly to lower losses from the sale of securities of $382.0 million and from the sale of loans and leases of $162.0 million, offset partially by lower leased equipment income of $12.1 million. Operating expense decreased due primarily to a decrease of $156.8 million in acquisition, integration and reorganization costs related to the Merger, a decrease of $107.2 million in other expenses due to a $106.8 million of unfunded commitments fair value loss adjustments related to loan sales recorded in 2023 and a decrease of $64.9 million in insurance and assessments expense for both the regular FDIC assessment and the special assessment. The provision for credit losses decreased to $42.8 million for 2024 compared to $52.0 million for 2023. The provision for credit losses in 2024 included a $43.5 million provision for loan losses, offset partially by a $0.5 million reversal of the provision for credit losses related to unfunded loan commitments and a $0.2 million reversal of the provision for credit losses related to AFS securities. The lower 2024 provision for loan losses compared to the previous year-end was driven mainly by lower loan balances in the held for investment portfolio driven by the sale of approximately $1.95 billion of Civic loans during the year and payoffs/lower balances on existing loans along with net charge-off activity but partially offset by higher reserves due to risk rating migration and new loan originations/balance increases on existing loans. The provision for credit losses for 2023 included a $113.5 million provision for loan losses, offset partially by a $61.5 million reversal of the provision for credit losses related to lower unfunded loan commitments. The provision for loan losses in 2023 also included an initial provision of $22.2 million for acquired legacy Banc of California non-PCD loans. The increase in income tax expense was due primarily to higher pre-tax earnings incurred in 2024 compared to pre-tax loss in 2023.

Net Interest Income

The following table summarizes the distribution of average assets, liabilities, and stockholders' equity, as well as interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities, presented on a tax equivalent basis, for the years indicated:

	Year Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	**Interest Income/ Expense**	**Yields and Rates**	**Average Balance**	**Interest Income/ Expense**	**Yields and Rates**	**Average Balance**	**Interest Income/ Expense**	**Yields and Rates**
	(Dollars in thousands)								
ASSETS:									
Loans and leases [1][2][3]	$ 24,569,650	$ 1,501,534	6.11 %	$ 25,330,351	$ 1,498,701	5.92 %	$ 26,044,463	$ 1,320,449	5.07 %
Investment securities [3]	4,686,615	140,794	3.00 %	6,827,059	174,996	2.56 %	9,120,717	215,624	2.36 %
Deposits in financial institutions	3,226,658	170,377	5.28 %	5,746,858	299,647	5.21 %	2,185,585	34,158	1.56 %
Total interest-earning assets [1]	32,482,923	1,812,705	5.58 %	37,904,268	1,973,344	5.21 %	37,350,765	1,570,231	4.20 %
Other assets	2,850,565			2,389,112			3,130,816		
Total assets	$ 35,333,488			$ 40,293,380			$ 40,481,581		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest checking	$ 7,714,920	240,913	3.12 %	$ 6,992,888	220,735	3.16 %	$ 6,851,831	66,494	0.97 %
Money market	5,164,566	138,176	2.68 %	6,724,296	190,027	2.83 %	10,601,028	95,376	0.90 %
Savings	2,005,513	66,421	3.31 %	1,051,117	30,978	2.95 %	639,720	188	0.03 %
Time	5,714,821	270,474	4.73 %	6,840,920	306,683	4.48 %	2,540,426	38,391	1.51 %
Total interest-bearing deposits	20,599,820	715,984	3.48 %	21,609,221	748,423	3.46 %	20,633,005	200,449	0.97 %
Borrowings	1,838,819	104,398	5.68 %	7,068,826	416,744	5.90 %	961,601	25,645	2.67 %
Subordinated debt	939,528	66,273	7.05 %	875,621	58,705	6.70 %	863,883	39,633	4.59 %
Total interest-bearing liabilities	23,378,167	886,655	3.79 %	29,553,668	1,223,872	4.14 %	22,458,489	265,727	1.18 %
Noninterest-bearing demand deposits	7,829,976			7,072,334			13,601,766		
Other liabilities	693,981			672,950			568,293		
Total liabilities	31,902,124			37,298,952			36,628,548		
Stockholders' equity	3,431,364			2,994,428			3,853,033		
Total liabilities and stockholders' equity	$ 35,333,488			$ 40,293,380			$ 40,481,581		
Net interest income [1]		$ 926,050			$ 749,472			$ 1,304,504	
Net interest rate spread [1]			1.79 %			1.07 %			3.02 %
Net interest margin [1]			2.85 %			1.98 %			3.49 %
Total deposits [4]	$ 28,429,796	$ 715,984	2.52 %	$ 28,681,555	$ 748,423	2.61 %	$ 34,234,771	$ 200,449	0.59 %
Total funds [5]	$ 31,208,143	$ 886,655	2.84 %	$ 36,626,002	$ 1,223,872	3.34 %	$ 36,060,255	$ 265,727	0.74 %

_____

(1) Tax equivalent.

(2) Total loans are net of deferred fees, related direct costs, and premiums and discounts, but exclude the allowance for loan losses. Includes net loan discount accretion of $88.0 million and $9.7 million for 2024 and 2023 and net loan premium amortization of $17.9 million for 2022, respectively.

(3) Includes tax-equivalent adjustments of $0.0 million, $2.3 million, $7.9 million for the years ended 2024, 2023, and 2022, respectively, related to tax-exempt income on loans. Includes tax-equivalent adjustments of $0.0 million, $0.0 million, and $5.9 million for 2024, 2023, and 2022, respectively, related to tax-exempt income on investment securities. The federal statutory rate utilized was 21%.

(4) Total deposits is the sum of total interest-bearing deposits and noninterest-bearing demand deposits. The cost of total deposits is calculated as annualized interest expense on total deposits divided by average total deposits.

(5) Total funds is the sum of total interest-bearing liabilities and noninterest-bearing demand deposits. The cost of total funds is calculated as annualized total interest expense divided by average total funds.

Net interest income is affected by changes in both interest rates and the amounts of average interest-earning assets and interest-bearing liabilities. The changes in the yields earned on average interest-earning assets and rates paid on average interest-bearing liabilities are referred to as changes in "rate." The changes in the amounts of average interest-earning assets and interest-bearing liabilities are referred to as changes in "volume." The change in interest income/expense attributable to rate reflects the change in rate multiplied by the prior year's volume. The change in interest income/expense attributable to volume reflects the change in volume multiplied by the prior year's rate. The change in interest income/expense not attributable specifically to either rate or volume is allocated ratably between the two categories.

The following table presents changes in interest income (tax equivalent) and interest expense and related changes in rate and volume for the years indicated:

	2024 Compared to 2023			2023 Compared to 2022		
	Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to	
		Rate	Volume		Rate	Volume
			(In thousands)			
Interest Income:						
Loans and leases [1]	$ 2,833	$ 47,993	$ (45,160)	$ 178,252	$ 215,431	$ (37,179)
Investment securities [1]	(34,202)	26,694	(60,896)	(40,628)	17,047	(57,675)
Deposits in financial institutions	(129,270)	3,964	(133,234)	265,489	156,500	108,989
Total interest income [1]	(160,639)	78,651	(239,290)	403,113	388,978	14,135
Interest Expense:						
Interest checking deposits	20,178	(2,780)	22,958	154,241	152,848	1,393
Money market deposits	(51,851)	(9,644)	(42,207)	94,651	140,477	(45,826)
Savings deposits	35,443	4,199	31,244	30,790	30,588	202
Time deposits	(36,209)	16,378	(52,587)	268,292	144,192	124,100
Total interest-bearing deposits	(32,439)	8,153	(40,592)	547,974	468,105	79,869
Borrowings	(312,346)	(14,986)	(297,360)	391,099	62,576	328,523
Subordinated debt	7,568	3,157	4,411	19,072	18,524	548
Total interest expense	(337,217)	(3,676)	(333,541)	958,145	549,205	408,940
Net interest income [1]	$ 176,578	$ 82,327	$ 94,251	$ (555,032)	$ (160,227)	$ (394,805)

_____

(1) Tax equivalent.

2024 Compared to 2023

Net interest income increased by $178.9 million to $926.1 million for the year ended December 31, 2024 from $747.1 million for the year ended December 31, 2023 due to lower interest expense on interest-bearing liabilities, offset partially by lower interest income on interest-earning assets. The net interest margin increased by 87 basis points to 2.85% for the year ended December 31, 2024 compared to 1.98% in 2023 due to the average yield on interest-earning assets increasing by 37 basis points, while the average total cost of funds decreased by 50 basis points.

The average yield on interest-earning assets increased by 37 basis points to 5.58% for the year ended December 31, 2024 from 5.21% in 2023 due mainly to the change in the interest-earning asset mix. This was driven by the increase in the balance of average loans and leases as a percentage of average interest-earning assets to 76% for the year ended December 31, 2024 from 67% for the year ended December 31, 2023, the decrease in the balance of average investment securities as a percentage of average interest-earning assets to 14% for the year ended December 31, 2024 from 18% in 2023, and the decrease in the balance of average deposits in financial institutions as a percentage of average interest-earning assets to 10% for the year ended December 31, 2024 from 15% in 2023. The average yield on loans and leases increased by 19 basis points to 6.11% for the year ended December 31, 2024 from 5.92% in 2023 as a result of changes in portfolio mix and higher net accretion of loan discounts. The average yield on investment securities increased by 44 basis points benefiting from the balance sheet repositioning actions taken in the third quarter of 2024.

Average interest-earning assets decreased by $5.4 billion to $32.5 billion for the year ended December 31, 2024 due to lower average balances in loans and leases, investments securities, and deposits in financial institutions. Average loans and leases decreased by $760.7 million primarily due to the sale in July 2024 of $1.95 billion of Civic loans, offset partially by the acquisition of legacy Banc of California loans completed in the fourth quarter of 2023. Average investment securities decreased by $2.1 billion mostly due to securities sales completed in the fourth quarter of 2023. Average deposits in financial institutions decreased by $2.5 billion due to lower cash balances which were used to pay down higher-cost funding including the full payoff of $2.6 billion of the BTFP and $1.85 billion in brokered deposits as part of the balance sheet repositioning actions taken during 2024.

The average total cost of funds decreased by 50 basis points to 2.84% for the year ended December 31, 2024 from 3.34% for the year ended December 31, 2023 due mainly to changes in the total funding mix. This was driven by the increase in the balance of lower-cost average total deposits as a percentage of average total funds to 91% for the year ended December 31, 2024 from 78% in 2023, and the decrease in the balance of higher-cost average borrowings as a percentage of average total funds to 6% for the year ended December 31, 2024 from 19% in 2023. The average cost of interest-bearing liabilities decreased by 35 basis points to 3.79% for the year ended December 31, 2024 from 4.14% in 2023. The average total cost of deposits decreased by 9 basis points to 2.52% for the year ended December 31, 2024 compared to 2.61% for the year ended December 31, 2023. Average noninterest-bearing deposits increased by $757.6 million for the year ended December 31, 2024 compared to 2023 and average total deposits decreased by $251.8 million. Average borrowings decreased by $5.2 billion for the year ended December 31, 2024 compared to 2023 due to paydown of borrowings in connection with the balance sheet repositioning completed due to the Merger.

Provision for Credit Losses

The following table sets forth the details of the provision for credit losses on loans and leases held for investment, AFS debt securities, and held-to-maturity debt securities as well as information regarding credit quality metrics for the years indicated:

	Year Ended December 31,				
	2024	Increase (Decrease)	2023	Increase (Decrease)	2022
	(Dollars in thousands)				
Provision For Credit Losses:					
Addition to allowance for loan and lease losses	$ 43,500	$ (70,000)	$ 113,500	$ 108,500	$ 5,000
(Reduction in) addition to reserve for unfunded loan commitments	(500)	61,000	(61,500)	(79,500)	18,000
Total loan-related provision	43,000	(9,000)	52,000	29,000	23,000
Reduction in allowance for available-for-sale securities	(199)	(199)	—	—	—
Addition to allowance for held-to-maturity securities	—	—	—	(1,500)	1,500
Total provision for credit losses	$ 42,801	$ (9,199)	$ 52,000	$ 27,500	$ 24,500
Credit Quality Metrics:					
Net charge-offs on loans and leases held for investment (1)	$ 85,827	$ 27,659	$ 58,168	$ 53,336	$ 4,832
Net charge-offs to average loans and leases	0.35 %		0.23 %		0.02 %
At year-end:					
Allowance for credit losses	$ 268,431	$ (42,827)	$ 311,258	$ 19,455	$ 291,803
Allowance for credit losses to loans and leases held for investment	1.13 %		1.22 %		1.02 %
Allowance for credit losses to nonaccrual loans and leases held for investment	141.57 %		497.80 %		281.18 %
Nonaccrual loans and leases held for investment	$ 189,605	$ 127,078	$ 62,527	$ (41,251)	$ 103,778
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.80 %		0.25 %		0.36 %

(1) See "- Balance Sheet Analysis - *Allowance for Credit Losses on Loans and Leases Held for Investment*" for detail of charge-offs and recoveries by loan portfolio segment, class, and subclass for the years presented.

Provisions for credit losses are charged to earnings for both on and off-balance sheet credit exposures. The provisions for credit losses on our loans and leases held for investment, AFS debt securities, and HTM debt securities are based on our allowance methodologies and are expenses that, in our judgment, are required to maintain an appropriate ACL for these assets.

2024 Compared to 2023

The provision for credit losses decreased by $9.2 million to a provision of $42.8 million for the year ended December 31, 2024 compared to a provision of $52.0 million for the year ended December 31, 2023. The provision for credit losses in 2024 included a $43.5 million provision for loan losses, offset partially by a $0.5 million reversal of the provision for credit losses related to unfunded loan commitments and a $0.2 million reversal of the provision for credit losses related to AFS securities. The 2024 provision for loan losses was driven mainly by net charge-off activity during the year. The provision for credit losses for 2023 included a $113.5 million provision for loan losses, offset partially by a $61.5 million reversal of the provision for credit losses related to lower unfunded loan commitments. The provision for loan losses in 2023 also included an initial provision of $22.2 million for acquired legacy Banc of California non-PCD loans.

Certain circumstances may lead to increased provisions for credit losses on loans and leases in the future. Examples of such circumstances are an increased amount of classified and/or nonaccrual loans and leases, net loan and lease and unfunded commitment growth, and changes in economic conditions and forecasts. Changes in economic conditions and forecasts include the rate of economic growth, the unemployment rate, the rate of inflation, changes in the general level of interest rates, changes in real estate values, and adverse conditions in borrowers' businesses.

For information regarding the allowance for credit losses on loans and leases held for investment, see - "Balance Sheet Analysis - *Allowance for Credit Losses on Loans and Leases Held for Investment*," Note 1(j). *Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment*, and Note 5. *Loans and Leases* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

For information regarding the allowance for credit losses on HTM debt securities, see Note 1(g). *Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Held-to-Maturity Debt Securities*, and Note 4. *Investment Securities* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

Noninterest Income (Loss)

The following table summarizes noninterest income (loss) by category for the years indicated:

				Year Ended December 31,				
			Increase			Increase		
Noninterest Income (Loss)	**2024**		**(Decrease)**	**2023**		**(Decrease)**		**2022**
			(In thousands)					
Leased equipment income	$ 51,109	$	(12,058)	$ 63,167	$	12,581	$	50,586
Other commissions and fees	33,258		(4,828)	38,086		(5,549)		43,635
Service charges on deposit accounts	18,583		2,115	16,468		2,477		13,991
Gain (loss) on sale of loans and leases	645		161,991	(161,346)		(161,864)		518
Loss on sale of securities	(60,400)		382,013	(442,413)		(392,092)		(50,321)
Dividends and gains (losses) on equity investments	7,982		(7,749)	15,731		19,120		(3,389)
Warrant income (loss)	408		1,126	(718)		(3,208)		2,490
LOCOM HFS adjustment	215		8,676	(8,461)		(8,461)		—
Other income	25,345		(5,856)	31,201		13,884		17,317
Total noninterest income (loss)	$ 77,145	$	525,430	$ (448,285)	$	(523,112)	$	74,827

2024 Compared to 2023

Noninterest income increased by $525.4 million to $77.1 million for the year ended December 31, 2024 compared to a loss of $448.3 million for the year ended December 31, 2023 due mainly to lower losses from the sale of securities of $382.0 million and from the sale of loans and leases of $162.0 million, offset partially by lower leased equipment income of $12.1 million. The Company sold $753.7 million in securities for a net loss of $60.4 million in the year ended December 31, 2024, compared to $2.7 billion in securities for a net loss of $442.4 million in the year ended December 31, 2023. The Company also sold $2.5 billion of loans for a net gain of $0.6 million in the year ended December 31, 2024, compared to $8.7 billion of loans for a net loss of $161.3 million in the year ended December 31, 2023.

Noninterest Expense

The following table summarizes noninterest expense by category for the years indicated:

	Year Ended December 31,				
Noninterest Expense	2024	Increase (Decrease)	2023	Increase (Decrease)	2022
			(In thousands)		
Compensation	$ 341,396	$ 9,043	$ 332,353	$ (74,486)	$ 406,839
Customer related expense	129,471	5,367	124,104	68,831	55,273
Insurance and assessments	70,779	(64,887)	135,666	110,180	25,486
Occupancy	67,993	6,325	61,668	704	60,964
Information technology and data processing	60,418	8,613	51,805	6,009	45,796
Intangible asset amortization	33,143	21,724	11,419	(2,157)	13,576
Leased equipment depreciation	29,271	(4,972)	34,243	(1,415)	35,658
Other professional services	20,857	(3,766)	24,623	(5,655)	30,278
Loan expense	17,306	(3,152)	20,458	(4,114)	24,572
Other	35,289	(107,184)	142,473	102,097	40,376
Total operating expense	805,923	(132,889)	938,812	199,994	738,818
Acquisition, integration and reorganization costs	(14,183)	(156,816)	142,633	136,930	5,703
Goodwill impairment	—	(1,376,736)	1,376,736	1,347,736	29,000
Total noninterest expense	$ 791,740	$ (1,666,441)	$ 2,458,181	$ 1,684,660	$ 773,521

2024 Compared to 2023

Noninterest expense decreased by $1.7 billion to $791.7 million for the year ended December 31, 2024 compared to $2.5 billion for the year ended December 31, 2023. The decrease was due mainly to (i) goodwill impairment of $1.4 billion recorded in 2023, (ii) lower acquisition, integration and reorganization costs of $156.8 million related to the Merger, (iii) lower other expenses of $107.2 million due to a $106.8 million of unfunded commitments fair value loss adjustments related to loan sales recorded in 2023, and (iv) lower regulatory assessments of $64.9 million for both the regular FDIC assessment and the special assessment offset partially by higher intangible asset amortization of $21.7 million.

Income Taxes

The effective tax rates were 24.8% and 14.1% for the years ended December 31, 2024 and 2023. The lower effective tax rate in 2023 was due mainly to the effect of the non-deductible goodwill impairment. Excluding non-deductible goodwill impairment, the effective income tax rate was 26.2% for the year ended December 31, 2023. The Company's 2024 blended statutory tax rate for federal and state was 28.5%. For further information on income taxes, see Note 16. *Income Taxes* of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”

Balance Sheet Analysis

Securities Available-for-Sale

The following table presents the composition and durations of our AFS securities as of the dates indicated:

		December 31,							
	2024			**2023**			**2022**		
Security Type	**Fair Value**	**% of Total**	**Duration (in years)**	**Fair Value**	**% of Total**	**Duration (in years)**	**Fair Value**	**% of Total**	**Duration (in years)**
	(Dollars in thousands)								
Agency residential MBS	$ 861,840	38 %	7.6	$ 1,187,609	51 %	8.2	$ 2,242,042	46 %	7.6
Agency residential CMOs	446,631	20 %	3.2	284,334	12 %	4.4	457,063	9 %	4.4
Private label residential CMOs	316,910	14 %	3.9	158,412	7 %	7.7	166,724	4 %	5.6
Collateralized loan obligations	279,416	12 %	0.3	108,416	5 %	0.1	102,261	2 %	—
Corporate debt securities	257,712	12 %	1.4	267,232	11 %	1.9	311,905	7 %	2.7
Agency commercial MBS	51,564	2 %	1.9	253,306	11 %	3.4	487,606	10 %	4.7
Asset-backed securities	15,600	1 %	0.1	19,952	1 %	—	22,413	— %	—
Private label commercial MBS	12,372	1 %	3.6	20,813	1 %	2.1	26,827	1 %	2.3
SBA securities	4,200	— %	3.2	13,739	— %	3.2	17,250	— %	2.5
Municipal securities	594	— %	3.7	28,083	1 %	4.5	339,326	7 %	5.6
U.S. Treasury securities	—	— %	—	4,968	— %	0.1	670,070	14 %	4.9
Total securities available-for-sale	$ 2,246,839	100 %	4.4	$ 2,346,864	100 %	5.9	$ 4,843,487	100 %	5.9

Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from AFS to HTM. The unrealized losses which became part of the securities' amortized cost basis, along with the related unrealized losses included in accumulated other comprehensive income, are being amortized over the remaining life of the transferred securities as effective yield adjustments using the interest method. As a result, there is no impact on the consolidated statements of earnings (loss).

The following table presents a summary of contractual rates and contractual maturities of our AFS securities as of the date indicated:

December 31, 2024	Due Within One Year Fair Value	Rate[1]	Due After One Year Through Five Years Fair Value	Rate[1]	Due After Five Years Through Ten Years Fair Value	Rate[1]	Due After Ten Years Fair Value	Rate[1]	Total Fair Value	Rate[1]
					(Dollars in thousands)					
Agency residential MBS	$ —	— %	$ —	— %	$ —	— %	$ 861,840	3.47 %	$ 861,840	3.47 %
Agency residential CMOs	—	— %	—	— %	14,899	5.67 %	431,732	4.76 %	446,631	4.79 %
Private label residential CMOs	—	— %	—	— %	—	— %	316,910	4.54 %	316,910	4.54 %
Collateralized loan obligations	—	— %	4,539	7.11 %	167,973	6.40 %	106,904	6.45 %	279,416	6.43 %
Corporate debt securities	—	— %	4,842	7.23 %	252,870	5.46 %	—	— %	257,712	5.49 %
Agency commercial MBS	—	— %	30,312	4.18 %	9,979	5.25 %	11,273	4.07 %	51,564	4.36 %
Asset-backed securities	—	— %	—	— %	—	— %	15,600	5.80 %	15,600	5.80 %
Private label commercial MBS	—	— %	—	— %	976	4.19 %	11,396	2.98 %	12,372	3.07 %
SBA securities	—	— %	—	— %	4,200	3.16 %	—	— %	4,200	3.16 %
Municipal securities	—	— %	594	5.09 %	—	— %	—	— %	594	5.09 %
Total securities available-for-sale	$ —	— %	$ 40,287	4.89 %	$ 450,897	5.79 %	$ 1,755,655	4.19 %	$ 2,246,839	4.52 %

_____

(1)   Rates presented are weighted average rates. Rates on tax-exempt securities are contractual rates and are not presented on a tax-equivalent basis.

Securities Held-to-Maturity

The following table presents the composition and durations of our HTM securities as of the dates indicated:

Security Type	December 31, 2024 Amortized Cost	% of Total	Duration (in years)	December 31, 2023 Amortized Cost	% of Total	Duration (in years)
			(Dollars in thousands)			
Municipal securities	$ 1,251,364	55 %	8.0	1,247,310	55 %	8.1
Agency commercial MBS	440,476	19 %	5.9	433,827	19 %	6.8
Private label commercial MBS	355,342	15 %	5.6	350,493	15 %	6.3
U.S. Treasury securities	189,985	8 %	5.9	187,033	8 %	6.7
Corporate debt securities	70,482	3 %	4.0	70,128	3 %	4.4
Total securities held-to-maturity	$ 2,307,649	100 %	7.0	$ 2,288,791	100 %	7.4

The following table shows the geographic composition of the majority of our HTM municipal securities portfolio as of the date indicated:

	December 31, 2024	
Municipal Securities by State	**Amortized Cost**	**% of Total**
	(Dollars in thousands)	
California	$ 313,480	25 %
Texas	277,396	22 %
Washington	188,615	15 %
Oregon	79,992	6 %
Maryland	64,354	5 %
Georgia	55,324	4 %
Colorado	48,654	4 %
Minnesota	34,780	3 %
Tennessee	31,048	3 %
Florida	21,956	2 %
Total of ten largest states	1,115,599	89 %
All other states	135,765	11 %
Total municipal securities held-to-maturity	$ 1,251,364	100 %

The following table presents a summary of contractual rates and contractual maturities of our HTM securities as of the date indicated:

December 31, 2024	Due Within One Year Amortized Cost	Rate[1]	Due After One Year Through Five Years Amortized Cost	Rate[1]	Due After Five Years Through Ten Years Amortized Cost	Rate[1]	Due After Ten Years Amortized Cost	Rate[1]	Total Amortized Cost	Rate[1]
	(Dollars in thousands)									
Municipal securities	$ —	— %	$ 20,281	4.11 %	$ 449,652	2.03 %	$ 781,431	3.65 %	$1,251,364	3.08 %
Agency commercial MBS	—	— %	31,997	1.36 %	408,479	2.06 %	—	— %	440,476	2.01 %
Private label commercial MBS	—	— %	—	— %	36,846	2.96 %	318,496	2.74 %	355,342	2.76 %
U.S. Treasury securities	—	— %	—	— %	189,985	1.24 %	—	— %	189,985	1.24 %
Corporate debt securities	—	— %	—	— %	10,151	6.30 %	60,331	4.86 %	70,482	5.07 %
Total securities held-to-maturity	$ —	— %	$ 52,278	4.11 %	$1,095,113	1.93 %	$1,160,258	3.46 %	$2,307,649	2.91 %

_____

(1) Rates presented are weighted average rates. Rates on tax-exempt securities are contractual rates and are not presented on a tax-equivalent basis.

Loans and Leases Held for Investment

The following table presents the composition of our total loans and leases held for investment by loan portfolio segment, class, and subclass as of the dates indicated:

	December 31,					
	2024		**2023**		**2022**	
	Balance	**% of Total**	**Balance**	**% of Total**	**Balance**	**% of Total**
	(Dollars in thousands)					
Real Estate Mortgage:						
Commercial real estate	$ 3,540,612	15 %	$ 3,874,804	15 %	$ 2,537,629	9 %
SBA program	630,412	2 %	632,110	3 %	621,187	2 %
Hotel	407,748	2 %	519,583	2 %	688,015	2 %
Total commercial real estate mortgage	4,578,772	19 %	5,026,497	20 %	3,846,831	13 %
Multi-family	6,041,713	26 %	6,025,179	23 %	5,607,865	20 %
Residential mortgage	2,682,667	11 %	2,754,176	11 %	2,902,088	10 %
Investor-owned residential	102,778	1 %	2,234,531	9 %	2,886,828	10 %
Residential renovation	21,729	— %	71,602	— %	486,712	2 %
Total other residential real estate mortgage	2,807,174	12 %	5,060,309	20 %	6,275,628	22 %
Total real estate mortgage	13,427,659	57 %	16,111,985	63 %	15,730,324	55 %
Real Estate Construction and Land:						
Commercial	799,131	3 %	759,585	3 %	898,592	3 %
Residential	2,373,162	10 %	2,399,684	9 %	3,253,580	11 %
Total real estate construction and land [(1)]	3,172,293	13 %	3,159,269	12 %	4,152,172	14 %
Total real estate	16,599,952	70 %	19,271,254	75 %	19,882,496	69 %
Commercial:						
Lender finance	727,913	3 %	486,966	2 %	3,172,814	11 %
Equipment finance	621,888	3 %	736,275	3 %	908,141	3 %
Premium finance	546,393	2 %	732,162	3 %	861,006	3 %
Other asset-based	191,775	1 %	233,682	1 %	198,248	1 %
Total asset-based	2,087,969	9 %	2,189,085	9 %	5,140,209	18 %
Equity fund loans	746,655	3 %	662,732	3 %	1,356,428	5 %
Venture lending	791,121	3 %	783,630	3 %	676,874	2 %
Total venture capital	1,537,776	6 %	1,446,362	6 %	2,033,302	7 %
Warehouse lending	1,473,074	6 %	554,940	2 %	—	— %
Secured business loans	756,612	3 %	614,120	2 %	347,660	1 %
Other lending	923,398	4 %	960,800	4 %	760,791	3 %
Total other commercial	3,153,084	13 %	2,129,860	8 %	1,108,451	4 %
Total commercial	6,778,829	28 %	5,765,307	23 %	8,281,962	29 %
Consumer	402,882	2 %	453,126	2 %	444,671	2 %
Total loans and leases held for investment	$ 23,781,663	100 %	$ 25,489,687	100 %	$ 28,609,129	100 %
Total unfunded loan commitments	$ 4,887,690		$ 5,578,907		$ 11,110,264	

_____

(1) Includes $223.9 million, $228.9 million, and $153.5 million, at December 31, 2024, 2023, and 2022 of land acquisition and development loans.

Our loan portfolio segments of real estate mortgage loans, real estate construction and land loans, and commercial loans comprised 57%, 13%, and 28% of our total loans and leases held for investment at December 31, 2024, compared to 63%, 12%, and 23% at December 31, 2023, respectively.

The changes during 2024 in the portfolio classes comprising these portfolio segments reflected the following:

- Commercial real estate mortgage loans decreased by 9% to $4.6 billion or 19% of total loans and leases held for investment at December 31, 2024 from $5.0 billion or 20% at December 31, 2023. The lower balance was attributable primarily to payoffs and paydowns outpacing production.

- Multi-family real estate mortgage loans remained mostly flat and increased by 0.3% to $6.0 billion or 26% of total loans and leases held for investment at December 31, 2024 from $6.0 billion or 23% at December 31, 2023.

- Other residential real estate mortgage loans decreased by 45% to $2.8 billion or 12% of total loans and leases held for investment at December 31, 2024 from $5.1 billion or 20% at December 31, 2023. The decrease was attributable primarily to investor-owned residential loans (Civic) decreasing by $2.1 billion or 95% and residential renovation loans (Civic) decreasing by $49.9 million or 70% due to loan sales and continued runoff during 2024.

- Commercial real estate construction and land loans increased by 5% to $799.1 million or 3% of total loans and leases held for investment at December 31, 2024 from $759.6 million or 3% at December 31, 2023 due primarily to production outpacing payoffs and paydowns.

- Residential real estate construction and land loans remained mostly flat and decreased by 1% to $2.4 billion or 10% of total loans and leases held for investment at December 31, 2024 from $2.4 billion or 9% at December 31, 2023.

- Asset-based loans and leases decreased by 5% to $2.1 billion or 9% of total loans and leases held for investment at December 31, 2024 from $2.2 billion or 9% at December 31, 2023. The lower balance was attributable primarily to the balance of premium finance loans decreasing by 25% to $546.4 million and equipment finance loans decreasing by 16% to $621.9 million, partially offset by lender finance loans increasing 49% to $727.9 million. This decrease in premium finance loans was due mainly to sales in connection with the Company's strategic plan to divest this non-core loan portfolio. In the third quarter of 2024, we moved Lender Finance back in our core portfolio and repurchased at par $319 million of the loans PacWest sold prior to the Merger and for which the bank had retained servicing.

- Venture capital loans increased by 6% to $1.5 billion or 6% of total loans and leases held for investment at December 31, 2024 from $1.4 billion or 6% at December 31, 2023. The increased balance was attributable primarily to higher equity fund loans, which increased by $83.9 million to $746.7 million at December 31, 2024 from $662.7 million at December 31, 2023 attributable to more venture capital activity during 2024 than 2023.

- Other commercial loans increased by 48% to $3.2 billion or 13% of total loans and leases held for investment at December 31, 2024 from $2.1 billion or 8% at December 31, 2023. The increased balance was attributable primarily to higher warehouse lending loans, which increased by $918.1 million to $1.5 billion at December 31, 2024 from $554.9 million at December 31, 2023, and higher secured business loans, which increased by 23% to $756.6 million at December 31, 2024 from $614.1 million at December 31, 2023.

The following table presents a roll forward of loans and leases held for investment for the years indicated:

Roll Forward of Loans and Leases Held for Investment		Year Ended December 31,				
		2024		2023		2022
		(In thousands)				
Balance, beginning of year	$	25,489,687	$	28,609,129	$	22,941,548
Additions:						
Production		2,160,644		951,465		8,435,396
Disbursements		5,110,783		5,485,138		7,058,553
Total production and disbursements		7,271,427		6,436,603		15,493,949
Reductions:						
Payoffs		(3,864,489)		(4,490,009)		(4,909,797)
Paydowns		(3,043,419)		(2,998,257)		(4,755,033)
Total payoffs and paydowns		(6,907,908)		(7,488,266)		(9,664,830)
Sales		(27,516)		(3,299,857)		(63,263)
Transfers to foreclosed assets		(19,978)		(20,915)		(7,985)
Charge-offs		(94,943)		(63,428)		(14,037)
Transfers to loans held for sale		(1,930,285)		(3,162,615)		(76,253)
Total reductions		(8,980,630)		(14,035,081)		(9,826,368)
Transfers from loans held for sale		1,179		513,914		—
Loans acquired through merger and acquisition		—		3,965,122		—
Net (decrease) increase		(1,708,024)		(3,119,442)		5,667,581
Balance, end of year	$	23,781,663	$	25,489,687	$	28,609,129

Loan Concentrations

Total real estate loans held for investment totaled $16.6 billion, or 70%, of our loan portfolio at December 31, 2024 and consisted of $13.4 billion of real estate mortgage loans and $3.2 billion of real estate construction and land loans, compared to $19.3 billion, or 75%, of our total loan portfolio at December 31, 2023 and consisted of $16.1 billion of real estate mortgage loans and $3.2 billion of real estate construction and loan loans.

The Company mitigates our loan concentration risks by considering the prospects for the borrower's industry and competition, evaluating our past experiences with the borrower and with the collateral type, and adhering to written loan underwriting policies and procedures, including, among other factors, loan structures and covenants. Each loan request and renewal is individually reviewed, with larger loans subject to approval by our credit committee. We also actively manage our real estate loan portfolio and seek to mitigate credit risks via regular monitoring of economic conditions in the regions or areas in which our borrowers are operating, evaluating borrower performance, and ensuring covenant compliance. We assign a credit risk rating to each loan and verify its accuracy and appropriateness through an independent credit review function. We also conduct regular portfolio reviews to address any loans with unfavorable credit risk ratings and ensure consistency in underwriting for loan modifications and renewals. For more information regarding our real estate loan portfolio and underwriting, see "Item 1. Business - Lending Activities - *Real Estate Mortgage Loans and Real Estate Construction and Land Loans.*"

The following table presents the geographic composition of our real estate loans held for investment by the top ten states and all other states combined (in the order presented for the current year-end) as of the dates indicated:

	December 31,					
	2024			**2023**		
Real Estate Loans by State		**Balance**	**% of Total**		**Balance**	**% of Total**
		(Dollars in thousands)				
California	$	11,722,323	71 %	$	12,262,311	64 %
Colorado		1,224,295	7 %		1,167,659	6 %
Texas		542,312	3 %		878,538	4 %
Arizona		540,726	3 %		719,299	4 %
Florida		437,987	3 %		837,467	4 %
Washington		393,584	2 %		533,931	3 %
Nevada		388,627	2 %		411,020	2 %
Oregon		307,088	2 %		348,166	2 %
Utah		147,205	1 %		168,080	1 %
Illinois		106,463	1 %		92,758	— %
Total of 10 largest states		15,810,610	95 %		17,419,229	90 %
All other states		789,342	5 %		1,852,025	10 %
Total real estate loans held for investment	$	16,599,952	100 %	$	19,271,254	100 %

At December 31, 2024 and 2023, 71% and 64% of our real estate loans were collateralized by property located in California because our full-service branches and our community banking activities are primarily located in California.

The following table presents the composition of our real estate mortgage loans held for investment by collateral types as of the dates indicated:

	December 31,					
	2024			**2023**		
Real Estate Mortgage Loans by Collateral Type		**Balance**	**% of Total**		**Balance**	**% of Total**
		(Dollars in thousands)				
Commercial:						
Industrial	$	1,008,877	8 %	$	1,129,112	7 %
Office		992,392	7 %		1,203,494	7 %
Retail		812,552	6 %		868,097	5 %
Hotel		424,345	3 %		539,447	3 %
Healthcare		338,836	3 %		345,560	2 %
Mixed use		289,054	2 %		245,428	2 %
All other		834,303	6 %		660,329	5 %
Total commercial	$	4,700,359	35 %	$	4,991,467	31 %
Residential:						
Multi-family	$	6,066,374	45 %	$	6,113,144	38 %
Single-family residential		2,481,904	18 %		4,689,631	29 %
All other		179,022	2 %		317,743	2 %
Total residential	$	8,727,300	65 %	$	11,120,518	69 %
Total real estate mortgage loans	$	13,427,659	100 %	$	16,111,985	100 %

The real estate mortgage loan portfolio is diversified among various property types. At December 31, 2024, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and industrial properties, which comprised 45%, 18%, and 8% of our real estate mortgage loans, respectively. At December 31, 2023, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and office properties, which comprised 38%, 29% and 7% of our real estate mortgage loans, respectively.

Real Estate Mortgage Loans Secured by Multi-family Properties

The largest concentration of our real estate mortgage loans is in multi-family properties. The following table presents the geographic composition of our multi-family by the top five states and all other states combined (in the order presented for the current year-end) as of the dates indicated:

	December 31,				
	2024		2023		
Real Estate Mortgage Loans Secured by Multi-family Properties by State	Balance	% of Total	Balance	% of Total	
	(Dollars in thousands)				
California	$ 4,482,142	74 %	$ 4,538,762	74 %	
Florida	198,710	3 %	195,568	3 %	
Nevada	159,207	3 %	153,873	3 %	
Colorado	153,802	3 %	119,758	2 %	
Arizona	143,270	2 %	144,444	2 %	
Total of 5 largest states	5,137,131	85 %	5,152,405	84 %	
All other states	929,243	15 %	960,739	16 %	
Total real estate mortgage loans secured by multi-family properties	$ 6,066,374	100 %	$ 6,113,144	100 %	

At both December 31, 2024 and 2023, 74% of our real estate mortgage loans secured by multi-family properties were located in California where we principally operated.

Loan and Lease Maturities and Interest Rate Characteristics

The following table presents contractual maturity information for loans and leases held for investment as of the date indicated:

December 31, 2024	Due Within One Year	Due After One Year Through Five Years	Due After Five to 15 Years	Due After 15 Years	Total
	(In thousands)				
Real estate mortgage	$ 1,219,442	$ 3,240,909	$ 2,928,788	$ 6,038,520	$ 13,427,659
Real estate construction and land	2,428,171	729,337	14,785	—	3,172,293
Commercial	3,389,233	2,562,890	605,368	221,338	6,778,829
Consumer	4,907	45,552	216,536	135,887	402,882
Total loans and leases held for investment	$ 7,041,753	$ 6,578,688	$ 3,765,477	$ 6,395,745	$ 23,781,663

At December 31, 2024, we had $7.0 billion of loans and leases held for investment due to mature over the next twelve months. For any loan modifications made to these borrowers, an assessment of whether the borrower is experiencing financial difficulty is made on the date of the modification. Loans are assessed to determine whether the modification constitutes a new loan or a continuation of the existing loan. Depending on the terms of the modification and nature of the borrower, this may result in a downgrade or placing the loan on nonaccrual status, which in turn would impact the loan's classification within the ALLL. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ALLL because of the measurement methodologies used to estimate the allowance, a change to the ALLL is generally not recorded upon modification.

The following table presents the interest rate profile of loans and leases held for investment due after one year as of the date indicated:

	Due After One Year		
	Fixed	**Variable**	
December 31, 2024	**Rate**	**Rate**	**Total**
	(In thousands)		
Real estate mortgage	$ 5,921,268	$ 6,286,949	$ 12,208,217
Real estate construction and land	241,958	502,164	744,122
Commercial	1,466,388	1,923,208	3,389,596
Consumer	390,958	7,017	397,975
Total	$ 8,020,572	$ 8,719,338	$ 16,739,910

For information regarding our variable-rate loans subject to interest rate floors, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Allowance for Credit Losses on Loans and Leases Held for Investment

The ACL on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within "Accrued interest payable and other liabilities" on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in "Other assets" on the consolidated balance sheets. The "Provision for credit losses" on the consolidated statements of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, the provision for AFS debt securities, and the provision for HTM debt securities.

Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates.

For further information regarding the calculation of the ACL on loans and leases held for investment using the CECL methodology, see Note 1(j). *Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

In calculating our ACL, we continued to consider higher inflation rates, the Federal Reserve's monetary policy, the risk of a recession, technical or otherwise, extreme weather events, and the impact of various geopolitical risks on the economy in our process for estimating expected credit losses given the changes in economic forecasts and assumptions along with the uncertainty related to the severity and duration of the economic consequences resulting from such events. Our methodology and framework along with the 4-quarter reasonable and supportable forecast period and 2-quarter reversion period have remained consistent since the implementation of CECL on January 1, 2020. Certain management assumptions are reassessed every quarter based on current expectations for credit losses, while other assumptions are assessed and updated on at least an annual basis.

We use a multiple scenario approach primarily to better address the inherent forecast uncertainty in calculating quantitative reserves. In the fourth quarter of 2024, we used the Moody's December 2024 Baseline, and S2 Downside 75th Percentile scenarios for the calculation of our quantitative component. The weightings of the scenarios were based on management's current expectations, acknowledging the risk of a mild recession over our reasonable and supportable forecast period, and inherent uncertainty in the economy. To consider the higher interest rate environment, the prepayment rates applied in the quantitative calculation are continuing to use a lower prepayment rate based on the slowing trends of loan payoffs and paydowns.

As part of our allowance for credit losses methodology, we consistently incorporate the use of qualitative factors in determining the overall ACL to capture risks that may not be appropriately reflected in our quantitative models. Such qualitative factors may include, but are not limited to: economic conditions not captured in the quantitative reserve; collateral dependency related to certain loan portfolios including loans secured by office properties that are directly impacted by flexible/ hybrid work environment; concentrations of credit within the loan portfolio including the commercial real estate portfolio; the quality of the company's credit review system; the volume and severity of adversely classified financial assets; the Company's lending policies and procedures; and the effect of other external factors such as the regulatory and legal environments. The primary qualitative adjustments are related to loans secured by office properties, concentration of credit associated with geographic concentration, and volume of adversely classified financial assets.

The primary driver behind lower quantitative reserves compared to the previous year-end were lower loan balances in the held for investment portfolio driven by the sale of approximately $1.95 billion of Civic loans during the year, and payoffs/lower balances on existing loans along with net charge-off activity. The decrease in quantitative reserves was partially offset by higher reserves due to risk rating migration and new loan originations/balance increases on existing loans. The loan-related provision for credit losses was $43.0 million in 2024.

The use of different economic forecasts, whether based on different scenarios, the use of multiple or single scenarios, or updated economic forecasts and scenarios, can change the outcome of the calculations. In addition to the economic forecasts, there are numerous components and assumptions that are integral to the overall estimation of ACL. As part of our allowance for credit losses process, sensitivity analyses are performed to assess the impact of how changing certain assumptions could impact the estimated ACL. At times, these analyses can provide information to further assist management in making decisions on certain assumptions. We calculated alternative values for our December 31, 2024 ACL using various alternative forecast scenario weightings and the calculated amounts for the quantitative component differed from the management's probability-weighted multiple scenario forecast ranging from lower reserves by 5.53% to higher reserves by 1.67%. However, changing one assumption and not reassessing other assumptions used in the quantitative or qualitative process could yield results that are not reasonable or appropriate, hence all assumptions and information must be considered. From a sensitivity analysis perspective, changing key assumptions such as the macro-economic variable inputs from the economic forecasts, the reasonable and supportable forecast period, prepayment rates, loan segmentation, historical loss factors and/or periods, among others, would all change the outcome of the quantitative components of the ACL. Those results would then need to be assessed from a qualitative perspective potentially requiring further adjustments to the qualitative component to arrive at a reasonable and appropriate allowance for credit losses.

The determination of the allowance for credit losses is complex and highly dependent on numerous models, assumptions, and judgments made by management. Management's current expectation for credit losses on loans and leases held for investment as quantified in the allowance for credit losses considers the impact of assumptions and is reflective of historical credit experience, economic forecasts viewed to be reasonable and supportable, current loan and lease composition, and relative credit risks known as of the balance sheet date.

Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded loan commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.

The following table presents information regarding the allowance for credit losses on loans and leases held for investment as of the dates indicated:

| | December 31, | | |
| Allowance for Credit Losses Data | 2024 | 2023 | 2022 |
	(Dollars in thousands)		
Allowance for loan and lease losses	$ 239,360	$ 281,687	$ 200,732
Reserve for unfunded loan commitments	29,071	29,571	91,071
Total allowance for credit losses	$ 268,431	$ 311,258	$ 291,803
Allowance for credit losses to loans and leases held for investment	1.13 %	1.22 %	1.02 %
Allowance for credit losses to nonaccrual loans and leases held for investment	141.6 %	497.8 %	281.2 %

The following table presents the changes in our allowance for credit losses on loans and leases held for investment for the years indicated:

Allowance for Credit Losses Roll Forward	Year Ended December 31,					
	2024		2023		2022	
	(Dollars in thousands)					
Balance, beginning of year	$	311,258	$	291,803	$	273,635
Initial allowance on acquired PCD loans		—		25,623		—
Provision for credit losses:						
Addition to allowance for loan and lease losses		43,500		113,500		5,000
(Reduction in) addition to reserve for unfunded loan commitments		(500)		(61,500)		18,000
Total provision for credit losses		43,000		52,000		23,000
Loans and leases charged off:						
Real estate mortgage		(63,117)		(47,370)		(5,056)
Real estate construction and land		—		—		—
Commercial		(26,322)		(13,661)		(6,817)
Consumer		(5,504)		(2,397)		(2,164)
Total loans and leases charged off		(94,943)		(63,428)		(14,037)
Recoveries on loans charged off:						
Real estate mortgage		2,766		885		1,748
Real estate construction and land		—		—		178
Commercial		5,711		4,125		7,163
Consumer		639		250		116
Total recoveries on loans charged off		9,116		5,260		9,205
Net charge-offs		(85,827)		(58,168)		(4,832)
Balance, end of year	$	268,431	$	311,258	$	291,803
Net charge-offs to average loans and leases		0.35 %		0.23 %		0.02 %

The following table presents net charge-offs, average loan balance, and ratio of net charge-offs to average loans by loan portfolio segment for the years indicated:

					Year Ended December 31,	
Ratio of Net Charge-offs to Average Loans		**2024**		**2023**		**2022**
				(Dollars in thousands)		
Real Estate Mortgage:						
Net charge-offs	$	60,351	$	46,485	$	3,308
Average loan balance	$	14,483,010	$	14,723,618	$	13,811,880
Ratio of net charge-offs to average loans		0.42 %		0.32 %		0.02 %
Real Estate Construction and Land:						
Net recoveries	$	—	$	—	$	(178)
Average loan balance	$	3,278,784	$	3,677,785	$	3,527,334
Ratio of net recoveries to average loans		— %		— %		(0.01)%
Commercial:						
Net charge-offs (recoveries)	$	20,611	$	9,536	$	(346)
Average loan balance	$	6,111,197	$	5,717,669	$	8,202,539
Ratio of net charge-offs to average loans		0.34 %		0.17 %		— %
Consumer:						
Net charge-offs	$	4,865	$	2,147	$	2,048
Average loan balance	$	427,221	$	416,797	$	471,032
Ratio of net charge-offs to average loans		1.14 %		0.52 %		0.43 %

Net charge-offs in 2024 were $85.8 million compared to net charge-offs of $58.2 million in 2023. This change was due primarily to net charge-offs in the real estate mortgage portfolio segment increasing to $60.4 million in 2024 from $46.5 million in 2023, and to net charge-offs in the commercial portfolio segment increasing to $20.6 million in 2024 from $9.5 million in 2023.

Net charge-offs in 2023 were $58.2 million compared to net charge-offs of $4.8 million in 2022. This change was due primarily to net charge-offs in the real estate mortgage portfolio segment increasing to $46.5 million in 2023 from $3.3 million in 2022.

The following table presents charge-offs by loan portfolio segment, class, and subclass for the years indicated:

Allowance for Credit Losses Charge-offs	Year Ended December 31,					
	2024		2023		2022	
	(In thousands)					
Real Estate Mortgage:						
Commercial real estate	$	22,433	$	13,956	$	2,258
SBA program		1,154		339		417
Hotel		—		—		55
Total commercial real estate mortgage		23,587		14,295		2,730
Multi-family		—		—		—
Residential mortgage		242		—		81
Investor-owned residential		38,064		21,844		814
Residential renovation		1,224		11,231		1,431
Total other residential real estate mortgage		39,530		33,075		2,326
Total real estate mortgage		63,117		47,370		5,056
Real Estate Construction and Land:						
Commercial		—		—		—
Residential		—		—		—
Total real estate construction and land		—		—		—
Total real estate		63,117		47,370		5,056
Commercial:						
Lender finance		—		150		—
Equipment finance		—		—		—
Premium finance		—		60		—
Other asset-based		92		—		750
Total asset-based		92		210		750
Equity fund loans		—		—		—
Venture lending		16,414		5,013		940
Total venture capital		16,414		5,013		940
Secured business loans		4,490		658		479
Warehouse lending		—		—		—
Other lending		5,326		7,780		4,648
Total other commercial		9,816		8,438		5,127
Total commercial		26,322		13,661		6,817
Consumer		5,504		2,397		2,164
Total charge-offs	$	94,943	$	63,428	$	14,037

Charge-offs increased by $31.5 million to $94.9 million in 2024 from $63.4 million in 2023 due mainly to increases of $16.2 million in the investor-owned residential real estate mortgage subclass, $11.4 million in the venture lending subclass, and $8.5 million in the commercial real estate mortgage subclass, offset partially by a decrease of $10.0 million in the residential renovation real estate mortgage subclass.

The following table presents recoveries by loan portfolio segment, class, and subclass for the years indicated:

Allowance for Credit Losses Recoveries	Year Ended December 31,					
	2024		2023		2022	
	(In thousands)					
Real Estate Mortgage:						
Commercial real estate	$	389	$	—	$	1,204
SBA program		480		281		281
Hotel		—		—		—
Total commercial real estate mortgage		869		281		1,485
Multi-family		500		—		4
Residential mortgage		8		20		234
Investor-owned residential		724		175		25
Residential renovation		665		409		—
Total other residential real estate mortgage		1,397		604		259
Total real estate mortgage		2,766		885		1,748
Real Estate Construction and Land:						
Commercial		—		—		178
Residential		—		—		—
Total real estate construction and land		—		—		178
Total real estate		2,766		885		1,926
Commercial:						
Lender finance		—		324		—
Equipment finance		—		—		163
Premium finance		—		1		—
Other asset-based		113		279		539
Total asset-based		113		604		702
Equity fund loans		—		—		—
Venture lending		1,500		2,073		923
Total venture capital		1,500		2,073		923
Secured business loans		504		30		178
Warehouse lending		—		—		—
Other lending		3,594		1,418		5,360
Total other commercial		4,098		1,448		5,538
Total commercial		5,711		4,125		7,163
Consumer		639		250		116
Total recoveries	$	9,116	$	5,260	$	9,205

The following table presents the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment as of the dates indicated:

	Allocation of the Allowance for Loan and Lease Losses by Portfolio Segment				
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)				
December 31, 2024					
Allowance for loan and lease losses	$ 145,754	$ 10,940	$ 67,833	$ 14,833	$ 239,360
% of loans to total loans	57 %	13 %	28 %	2 %	100 %
December 31, 2023					
Allowance for loan and lease losses	$ 186,827	$ 33,830	$ 45,156	$ 15,874	$ 281,687
% of loans to total loans	63 %	12 %	23 %	2 %	100 %
December 31, 2022					
Allowance for loan and lease losses	$ 87,309	$ 52,320	$ 52,849	$ 8,254	$ 200,732
% of loans to total loans	55 %	14 %	29 %	2 %	100 %

The allowance for loan and lease losses attributable to real estate mortgage loans was $145.8 million and $186.8 million at December 31, 2024 and 2023. As ratios to real estate mortgage loans at those dates, these percentages were 1.09% and 1.16%. The ratio decrease was primarily due to a an improvement in the economic forecast, a shorter remaining life of the portfolio, and changes in the portfolio mix to loans with lower expected credit losses driven primarily by the sale of Civic loans.

The allowance for loan and lease losses attributable to real estate construction and land loans was $10.9 million and $33.8 million at December 31, 2024 and 2023. As ratios to real estate construction and land loans at those dates, these percentages were 0.34% and 1.07%. The ratio decrease was primarily due to an improvement in the economic forecast and a shorter remaining life of the portfolio.

The allowance for loan and lease losses attributable to commercial loans and leases was $67.8 million and $45.2 million at December 31, 2024 and 2023. As ratios to commercial loans and leases at those dates, these percentages were 1.00% and 0.78%. The ratio increase was due to a higher allowance for loan losses as a result of risk rating migration activity resulting in higher classified loans and net charge-off activity that increased the loss given default rate for certain loan portfolio classes in this loan segment.

Deposits

The following table presents a summary of our average deposit amounts and average rates paid during the years indicated:

	Year Ended December 31,								
	2024			2023			2022		
Deposit Composition	Average Balance	Weighted Average Rate		Average Balance	Weighted Average Rate		Average Balance	Weighted Average Rate	
	(Dollars in thousands)								
Interest checking	$ 7,714,920	3.12 %	$	6,992,888	3.16 %	$	6,851,831	0.97 %	
Money market	5,164,566	2.68 %		6,724,296	2.83 %		10,601,028	0.90 %	
Savings	2,005,513	3.31 %		1,051,117	2.95 %		639,720	0.03 %	
Time	5,714,821	4.73 %		6,840,920	4.48 %		2,540,426	1.51 %	
Total interest-bearing deposits	20,599,820	3.48 %		21,609,221	3.46 %		20,633,005	0.97 %	
Noninterest-bearing checking	7,829,976	—		7,072,334	—		13,601,766	—	
Total deposits	$ 28,429,796	2.52 %	$	28,681,555	2.61 %	$	34,234,771	0.59 %	

The following table presents the composition of our deposit portfolio by account type as of the dates indicated:

	December 31,								
	2024			2023			2022		
Deposit Composition	Balance	% of Total		Balance	% of Total		Balance	% of Total	
	(Dollars in thousands)								
Noninterest-bearing checking	$ 7,719,913	28 %	$	7,774,254	26 %	$	11,212,357	33 %	
Interest-bearing:									
Checking	7,610,705	28 %		7,808,764	26 %		7,938,911	23 %	
Money market	5,361,635	20 %		6,187,889	20 %		9,469,586	28 %	
Savings	1,933,232	7 %		1,997,989	6 %		577,637	2 %	
Time:									
Non-brokered	2,488,217	9 %		3,139,270	10 %		2,434,414	7 %	
Brokered	2,078,207	8 %		3,493,603	12 %		2,303,429	7 %	
Total time deposits	4,566,424	17 %		6,632,873	22 %		4,737,843	14 %	
Total interest-bearing	19,471,996	72 %		22,627,515	74 %		22,723,977	67 %	
Total deposits	$ 27,191,909	100 %	$	30,401,769	100 %	$	33,936,334	100 %	

The following table presents time deposits based on the $250,000 FDIC insured limit as of the dates indicated:

	December 31,								
	2024			2023			2022		
Time Deposits	Balance	% of Total Deposits		Balance	% of Total Deposits		Balance	% of Total Deposits	
	(Dollars in thousands)								
Time deposits $250,000 and under	$ 3,468,376	13 %	$	5,526,396	18 %	$	3,198,434	9 %	
Time deposits over $250,000	1,098,048	4 %		1,106,477	4 %		1,539,409	5 %	
Total time deposits	$ 4,566,424	17 %	$	6,632,873	22 %	$	4,737,843	14 %	

During 2024, total deposits decreased by $3.2 billion, or 10.6%, to $27.2 billion at December 31, 2024, due primarily to decreases of $1.4 billion in brokered time deposits, $0.8 billion in money market accounts, and $0.7 billion in non-brokered time deposits. At December 31, 2024, noninterest-bearing deposits totaled $7.7 billion, or 28% of total deposits and interest-bearing deposits totaled $19.5 billion, or 72% of total deposits. Our deposit base is also diversified by client type. As of December 31, 2024, no individual deposit relationship represented more than 10% of our total deposits.

As of December 31, 2024, FDIC-insured deposits represented approximately 72% of total deposits, down from 76% as of December 31, 2023. The Bank's spot deposit rates were 2.13% at December 31, 2024, down from 2.69% at December 31, 2023.

The following table summarizes the maturities of time deposits as of the date indicated:

	Time Deposits					
	$250,000 and Under		Over $250,000		Total	
December 31, 2024						
	(In thousands)					
Maturities:						
Due in three months or less	$	1,112,045	$	413,388	$	1,525,433
Due in over three months through six months		824,174		188,062		1,012,236
Due in over six months through 12 months		1,083,041		428,242		1,511,283
Total due within 12 months		3,019,260		1,029,692		4,048,952
Due in over 12 months through 24 months		444,699		63,888		508,587
Due in over 24 months		4,417		4,468		8,885
Total due over 12 months		449,116		68,356		517,472
Total	$	3,468,376	$	1,098,048	$	4,566,424

The following table summarizes the maturities of estimated uninsured time deposits as of the date indicated:

| December 31, 2024 | Uninsured Time Deposits | |
	(In thousands)	
Maturities:		
Due in three months or less	$	116,993
Due in over three months through six months		102,307
Due in over six months through 12 months		279,164
Total due within 12 months		498,464
Total due over 12 months		41,200
Total	$	539,664

Client Investment Funds

In addition to deposit products, we also offer select clients non-depository cash investment options through BAM, our SEC registered investment adviser subsidiary, and third-party money market sweep products. BAM provides customized investment advisory and asset management solutions. At December 31, 2024, total off-balance sheet client investment funds were $1.5 billion of which $0.7 billion was managed by BAM. At December 31, 2023, total off-balance sheet client investment funds were $0.6 billion, of which $0.2 billion was managed by BAM.

Borrowings and Subordinated Debt

The Bank has various available lines of credit. These include the ability to borrow funds from time to time on a long-term, short-term, or overnight basis from the FHLB, the FRBSF, or other financial institutions. The maximum amount that the Bank could borrow under its secured credit line with the FHLB at December 31, 2024 was $6.9 billion, of which $5.2 billion was available on that date. The maximum amount that the Bank could borrow under its secured credit line with the FRBSF at December 31, 2024 was $6.3 billion, all of which was available on that date. The FHLB secured credit line was collateralized by a blanket lien on $10.5 billion of certain qualifying loans and $19.8 million of securities. The FRBSF secured credit line was collateralized by liens on $5.9 billion of qualifying loans and $1.5 billion of securities. In addition to its secured lines of credit, the Bank also maintains unsecured lines of credit for the borrowing of overnight funds, subject to availability of $265.0 million in the aggregate with several correspondent banks. As of December 31, 2024, there was no balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2024, the Bank had no of overnight borrowings through the AFX. Additionally, the holding company has a $50.0 million unsecured revolving line of credit with a correspondent bank. As of December 31, 2024, there was no balance outstanding.

On September 29, 2022, legacy Pacific Western Bank completed a credit-linked notes transaction. The notes were issued and sold at par and had an aggregate principal amount of $132.8 million with net proceeds of approximately $128.7 million and are due June 27, 2052. The notes are linked to the credit risk of a reference pool of previously purchased single-family residential mortgage loans, which had an approximate balance of $2.66 billion at the transaction date. The notes were issued in five classes with a blended rate on the notes of SOFR plus 11%. The transaction resulted in a lower risk-weighting on the reference pool of loans for regulatory capital purposes. The credit-linked notes are reported at fair value. See Note 11. *Borrowings and Subordinated Debt* and Note 14. *Fair Value Option* for more information regarding the credit-linked notes.

The following table presents information on our borrowings as of the dates indicated:

	December 31,					
	2024		**2023**		**2022**	
		Weighted Average		Weighted Average		Weighted Average
Borrowings	**Balance**	**Rate**	**Balance**	**Rate**	**Balance**	**Rate**
	(Dollars in thousands)					
FHLB secured term advances	$ 1,100,000	3.93 %	$ —	— %	$ 1,270,000	4.62 %
Senior Notes	174,000	5.25 %	174,000	5.25 %	—	— %
Credit-linked notes	118,838	15.29 %	123,116	16.02 %	132,030	14.56 %
Bank Term Funding Program	—	— %	2,618,300	4.37 %	—	— %
AFX short-term borrowings	—	— %	—	— %	250,000	4.68 %
FHLB unsecured overnight advance	—	— %	—	— %	112,000	4.37 %
Total borrowings	1,392,838	5.06 %	2,915,416	4.92 %	1,764,030	5.36 %
Acquisition discount on senior notes	(1,024)		(4,094)		—	
Total borrowings, net	$ 1,391,814		$ 2,911,322		$ 1,764,030	
Averages for the year:						
Total borrowings, net	$ 1,838,819	5.68 %	$ 7,068,826	5.90 %	$ 961,601	2.67 %

The following table presents summary information on our subordinated debt as of the dates indicated:

| Subordinated Debt | December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)					
Subordinated debt:						
With no unamortized acquisition discount or unamortized issuance costs	$ 152,582	7.16 %	$ 152,582	8.08 %	$ 135,055	7.01 %
With unamortized acquisition discount or unamortized issuance costs	863,420	5.18 %	865,186	5.56 %	804,325	4.76 %
Total subordinated debt	1,016,002	5.48 %	1,017,768	5.93 %	939,380	5.08 %
Unamortized issuance costs	(3,815)		(4,349)		(4,866)	
Unamortized acquisition discount	(70,264)		(76,820)		(67,427)	
Total subordinated debt, net	$ 941,923		$ 936,599		$ 867,087	
Averages for the year:						
Total subordinated debt, net	$ 939,528	7.05 %	$ 875,621	6.70 %	$ 863,883	4.59 %

The subordinated debt is variable rate and based on 3-month Term SOFR or Prime plus a margin, except for: (a) one which is based on 3-month EURIBOR plus a margin, (b) $400 million of subordinated notes issued on April 30, 2021 that is fixed rate at 3.25% until May 1, 2026 when it changes to floating rate and resets quarterly equal to 3-month Term SOFR plus a spread of 252 basis points, and (c) $75 million of subordinated notes from legacy Banc of California, Inc. Inc. that is fixed rate at 4.375% until October 30, 2025 when it changes to a floating rate equal to 3-month Term SOFR plus a spread of 419.5 basis points. The margins on the 3-month term SOFR and Prime debentures range from 1.55% to 3.40%, while the margin on the 3-month EURIBOR debenture is 2.05%. On July 1, 2023, interest rates transitioned from LIBOR to Term SOFR or Prime plus the relevant spread amount as the applicable benchmark upon the cessation of LIBOR on June 30, 2023. The subordinated debt is all long-term, with maturities ranging from October 2030 to July 2037.

Credit Quality

Nonperforming Assets, Classified Loans and Leases, and Special Mention Loans and Leases

The following table presents information on our nonperforming assets, classified loans and leases, and special mention loans and leases as of the dates indicated:

	December 31,					
	2024		**2023**		**2022**	
	(Dollars in thousands)					
Nonaccrual loans and leases held for investment	$	189,605	$	62,527	$	103,778
Accruing loans contractually past due 90 days or more		—		11,750		—
Total nonperforming loans and leases		189,605		74,277		103,778
Foreclosed assets, net		9,734		7,394		5,022
Total nonperforming assets	$	199,339	$	81,671	$	108,800
Classified loans and leases held for investment	$	563,502	$	228,417	$	118,271
Special mention loans and leases held for investment	$	1,097,315	$	513,312	$	566,259
Nonaccrual loans and leases held for investment to loans and leases held for investment		0.80 %		0.29 %		0.36 %
Nonperforming assets to loans and leases held for investment and foreclosed assets, net		0.84 %		0.32 %		0.38 %
Allowance for credit losses to nonaccrual loans and leases held for investment		141.57 %		497.80 %		281.18 %
Classified loans and leases held for investment to loans and leases held for investment		2.37 %		0.90 %		0.41 %
Special mention loans and leases held for investment to loans and leases held for investment		4.61 %		2.01 %		1.98 %

Nonaccrual Loans and Leases Held for Investment

During 2024, nonperforming loans and leases held for investment increased by $115.3 million to $189.6 million at December 31, 2024 due mainly to $245.5 million in additions, offset partially by charge-offs of $36.7 million, transfers to loans held for sale of $19.6 million, transfers to accrual status of $15.3 million, and principal payments and other reductions of $58.5 million. As of December 31, 2024, the Company's three largest loan relationships on nonaccrual status had an aggregate carrying value of $62.3 million and represented 33% of total nonaccrual loans and leases.

The following table presents our nonaccrual loans and leases held for investment and accruing loans and leases past due between 30 and 89 days by loan portfolio segment and class as of the dates indicated:

| | December 31, 2024 | | December 31, 2023 | | Increase (Decrease) | |
	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due
	(In thousands)					
Real estate mortgage:						
Commercial	$ 97,655	$ —	$ 15,669	$ 10,577	$ 81,986	$ (10,577)
Multi-family	22,763	9,442	1,020	2,302	21,743	7,140
Other residential	46,788	34,417	31,041	83,747	15,747	(49,330)
Total real estate mortgage	167,206	43,859	47,730	96,626	119,476	(52,767)
Real estate construction and land:						
Commercial	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Total real estate construction and land	—	—	—	—	—	—
Commercial:						
Asset-based	1,940	1,795	2,689	608	(749)	1,187
Venture capital	6,291	—	325	—	5,966	—
Other commercial	13,544	2,331	10,972	1,187	2,572	1,144
Total commercial	21,775	4,126	13,986	1,795	7,789	2,331
Consumer	624	2,804	811	3,461	(187)	(657)
Total held for investment	$ 189,605	$ 50,789	$ 62,527	$ 101,882	$ 127,078	$ (51,093)

During 2024, loans accruing and 30-89 days past due decreased by $51.1 million to $50.8 million at December 31, 2024 due primarily to decreases in past due loans of $49.3 million in the other residential real estate mortgage loan portfolio class and $10.6 million in the commercial real estate mortgage loan portfolio class, offset partially by an increase of $7.1 million in the multi-family real estate mortgage loan portfolio class.

Foreclosed Assets

The following table presents foreclosed assets (primarily OREO) by property type as of the dates indicated:

| | December 31, | | |
Property Type	2024	2023	2022
	(In thousands)		
Single-family residential	$ 9,714	$ 7,394	$ 5,022
Total OREO, net	9,714	7,394	5,022
Other foreclosed assets	20	—	—
Total foreclosed assets	$ 9,734	$ 7,394	$ 5,022

During 2024, foreclosed assets increased by $2.3 million to $9.7 million at December 31, 2024 due mainly to transfers from loans of $20.0 million, offset partially by sales of $16.1 million.

Classified and Special Mention Loans and Leases Held for Investment

The following table presents the credit risk ratings of our loans and leases held for investment as of the dates indicated:

Loan and Lease Credit Risk Ratings		December 31, 2024		December 31, 2023		December 31, 2022
		(In thousands)				
Pass	$	22,120,846	$	24,747,958	$	27,924,599
Special mention		1,097,315		513,312		566,259
Classified		563,502		228,417		118,271
Total loans and leases held for investment	$	23,781,663	$	25,489,687	$	28,609,129

Classified and special mention loans and leases fluctuate from period to period as a result of loan repayments and downgrades or upgrades from our ongoing active portfolio management.

The following table presents the classified and special mention credit risk rating categories for loans and leases held for investment by loan portfolio segment and class and the related net changes as of the dates indicated:

		December 31, 2024				December 31, 2023				Increase (Decrease)		
		Classified		Special Mention		Classified		Special Mention		Classified		Special Mention
						(In thousands)						
Real estate mortgage:												
Commercial	$	301,278	$	348,014	$	75,739	$	219,687	$	225,539	$	128,327
Multi-family		113,164		202,690		74,954		108,356		38,210		94,334
Other residential		47,993		14,351		38,155		54,197		9,838		(39,846)
Total real estate mortgage		462,435		565,055		188,848		382,240		273,587		182,815
Real estate construction and land:												
Commercial		—		148,024		—		—		—		148,024
Residential		—		203,220		—		2,757		—		200,463
Total real estate construction and land		—		351,244		—		2,757		—		348,487
Commercial:												
Asset-based		5,003		9,547		4,561		12,506		442		(2,959)
Venture capital		75,406		125,320		7,805		98,633		67,601		26,687
Other commercial		19,949		38,741		26,044		9,984		(6,095)		28,757
Total commercial		100,358		173,608		38,410		121,123		61,948		52,485
Consumer		709		7,408		1,159		7,192		(450)		216
Total	$	563,502	$	1,097,315	$	228,417	$	513,312	$	335,085	$	584,003

During 2024, classified loans and leases increased by $335.1 million to $563.5 million at December 31, 2024 due mainly to increases of $225.5 million in commercial real estate mortgage classified loans, $67.6 million in venture capital commercial classified loans, $38.2 million in multi-family real estate mortgage classified loans, and $9.8 million in other residential real estate mortgage classified loans, offset partially by a decrease of $6.1 million in other commercial classified loans.

During 2024, special mention loans and leases increased by $584.0 million to $1.1 billion at December 31, 2024 due primarily to increases of $200.5 million in residential real estate construction and land special mention loans, $148.0 million in commercial real estate construction and land special mention loans, $128.3 million in commercial real estate mortgage special mention loans, and $94.3 million in multi-family real estate mortgage special mention loans, offset partially by a decrease of $39.8 million in other residential real estate mortgage special mention loans.

Regulatory Matters

Capital

Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines that compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. At December 31, 2024, banks considered to be "well capitalized" must maintain a minimum Tier 1 leverage ratio of 5.00%, a minimum common equity Tier 1 risk-based capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, and a minimum total risk-based capital ratio of 10.00%.

Regulatory capital requirements limit the amount of DTAs that may be included when determining the amount of regulatory capital. Deferred tax asset amounts in excess of the calculated limit are disallowed from regulatory capital. At December 31, 2024, such disallowed amounts were $307.6 million for the Company and $293.5 million for the Bank. No assurance can be given that the regulatory capital deferred tax asset limitation will not increase in the future or that the Company and the Bank will not have increased DTAs that are disallowed.

Basel III currently requires all banking organizations to maintain a 2.50% capital conservation buffer above the minimum risk-based capital requirements to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the common equity Tier 1, Tier 1, and total capital ratio minimums inclusive of the capital conservation buffer were 7.00%, 8.50%, and 10.50%. At December 31, 2024, the Company and Bank were in compliance with the capital conservation buffer requirements.

The Company and Bank elected the CECL 5-year regulatory transition guidance for calculating regulatory capital ratios and the December 31, 2024 ratios include this election. This regulatory guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2021. This cumulative amount was phased out of regulatory capital evenly over the three years from 2022 to 2024. The add-back as of December 31, 2024 ranged from 0 basis points to 3 basis points for the capital ratios below.

The following tables present a comparison of our actual capital ratios to the minimum required ratios and well capitalized ratios as of the dates indicated:

	December 31,		Minimum Required		
			For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
	2024	2023			
Banc of California, Inc.:					
Tier 1 leverage capital ratio	10.15%	9.00%	4.00%	N/A	N/A
CET1 capital ratio	10.55%	10.14%	4.50%	7.00%	N/A
Tier 1 capital ratio	12.97%	12.44%	6.00%	8.50%	N/A
Total capital ratio	17.05%	16.43%	8.00%	10.50%	N/A
Banc of California:					
Tier 1 leverage capital ratio	11.08%	9.62%	4.00%	N/A	5.00%
CET1 capital ratio	14.17%	13.27%	4.50%	7.00%	6.50%
Tier 1 capital ratio	14.17%	13.27%	6.00%	8.50%	8.00%
Total capital ratio	16.65%	15.75%	8.00%	10.50%	10.00%

The Company's consolidated Tier 1 leverage and Tier 1 capital ratios increased during the year ended December 31, 2024 due mainly to net earnings and lower risk-weighted assets attributable primarily to securities and loan sales, offset partially by dividends declared and paid and higher disallowed DTAs.

Subordinated Debt

We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. As of December 31, 2024, the carrying value of subordinated debt totaled $941.9 million. At December 31, 2024, $131.0 million of the trust preferred securities were included in the Company's Tier I capital and $796.0 million were included in Tier II capital. For a more detailed discussion of our subordinated debt, see "Item 1. Business - Supervision and Regulation - *Capital Requirements*."

Dividends on Common Stock and Interest on Subordinated Debt

See "Item 1. Business - Supervision and Regulation - *Dividends and Share Repurchases*" and Note 22. *Dividend Availability and Regulatory Matters* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" for discussions of factors affecting the availability of dividends and limitations on the ability to declare dividends. Interest payments made on subordinated debt are considered dividend payments under FRB regulations.

Dividends on Preferred Stock

The Company's ability to pay dividends on the Series F preferred stock depends on the ability of the Bank to pay dividends to the holding company. The ability of the Company and the Bank to pay dividends in the future is subject to bank regulatory requirements, including capital regulations and policies established by the FRB and the DFPI, as applicable. Dividends on the Series F preferred stock will not be declared, paid, or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable FRB capital adequacy regulations and policies.

Liquidity

Liquidity Management

Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in the Company's business operations or unanticipated events.

We have a Management Finance Committee ("MFC") that is comprised of members of senior management and is responsible for managing commitments to meet the needs of customers while achieving our financial objectives. MFC meets regularly to review funding capacities, current and forecasted loan demand, and investment opportunities.

We manage our liquidity by maintaining pools of liquid assets on-balance sheet, consisting of cash and receivables due from banks, interest-earning deposits in other financial institutions, and unpledged securities, which we refer to as our primary liquidity. We also maintain available borrowing capacity under secured credit lines with the FHLB and the FRBSF, which we refer to as our secondary liquidity.

As a member of the FHLB, the Bank had secured borrowing capacity with the FHLB of $6.9 billion at December 31, 2024, and $527.9 million pledged for letters of credit and a balance outstanding of $1.1 billion as of that date. The FHLB secured credit line was collateralized by a blanket lien on $10.5 billion of certain qualifying loans and $19.8 million of securities. The Bank also had secured borrowing capacity with the FRBSF under the Secured Discount Window Advance totaling $6.3 billion at December 31, 2024, which was $6.3 billion is available. The FRBSF Discount Window secured credit line was collateralized by liens on $5.9 billion of qualifying loans and $1.5 billion of pledged securities.

In addition to its secured lines of credit with the FHLB and FRBSF, the Bank also maintains unsecured lines of credit for the purpose of borrowing overnight funds, subject to availability, of $265.0 million in the aggregate with several correspondent banks. As of December 31, 2024, there was no balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2024, there was no outstanding balance through the AFX. Additionally, the holding company has a $50.0 million unsecured revolving line of credit with a correspondent bank. As of December 31, 2024, there was no balance outstanding.

The following tables provide a summary of the Company's primary and secondary liquidity levels at the dates indicated:

Primary Liquidity - On-Balance Sheet	December 31, 2024	December 31, 2023
	(Dollars in thousands)	
Cash and due from banks	$ 192,006	$ 202,427
Interest-earning deposits in financial institutions	2,310,206	5,175,149
Less: Restricted cash	(184,159)	(185,147)
Securities available-for-sale, at fair value	2,246,839	2,346,864
Less: Pledged securities available-for-sale, at fair value	(4,200)	(2,063,754)
Less: Haircut on securities available-for-sale	(193,191)	—
Total primary liquidity	$ 4,367,501	$ 5,475,539
Ratio of primary liquidity to total assets	13.0 %	14.2 %

Secondary Liquidity - Off-Balance Sheet Available Secured Borrowing Capacity	December 31, 2024	December 31, 2023
	(In thousands)	
Total secured borrowing capacity with the FHLB	$ 6,853,652	$ 5,302,210
Less: Secured advances outstanding	(1,100,000)	—
Less: Letters of credit	(527,893)	(243,801)
Available secured borrowing capacity with the FHLB	5,225,759	4,502,682
Available secured borrowing capacity with the FRBSF	6,295,540	6,916,235
Total secondary liquidity	$ 11,521,299	$ 11,974,644

During the year ended December 31, 2024, the Company's primary liquidity decreased by $1.1 billion to $4.4 billion at December 31, 2024 due mainly to a decrease of $2.9 billion in interest-earning deposits in financial institutions, offset partially by a decrease of $2.1 billion in pledged AFS securities. We also include certain unencumbered HTM securities in our internal liquidity stress test buffer which are not included in our primary liquidity. During the year ended December 31, 2024, the Company's secondary liquidity decreased by $453.3 million to $11.5 billion at December 31, 2024 due mainly to a decrease in available secured borrowing capacity with the FRBSF of $620.7 million, offset partially by an increase in available secured borrowing capacity with the FHLB of $167.4 million.

Obtaining new customer deposits, or having existing customers increase their deposit balances with us, are the primary sources of funding for our operations and is one the highest priorities of the Company. See "- Balance Sheet Analysis - Deposits" for additional information and detail of our deposits. Additionally, we fund our operations with cash flows from our loan and securities portfolios.

Our deposit balances may decrease if customers withdraw funds from the Bank. In order to address the Bank's liquidity risk from fluctuating deposit balances, the Bank maintains adequate levels of available liquidity on and off the balance sheet.

We use brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity management purposes. At December 31, 2024, brokered deposits totaled $2.7 billion, consisting of $0.6 billion of non-maturity brokered accounts and $2.1 billion of brokered time deposits. At December 31, 2023, brokered deposits totaled $4.6 billion, consisting of $1.1 billion of non-maturity brokered accounts and $3.5 billion of brokered time deposits.

Our liquidity policy includes guidelines, which are governed by the Company's Risk Appetite Statement, which include the following metrics: Primary Liquidity Ratio (unencumbered liquid assets and the market value of unpledged AFS securities, net of a haircut, divided by total assets), Brokered Deposits to Total Funding Ratio (wholesale deposits to total deposits plus borrowings), Total Borrowings to Total Funding Ratio (borrowings to total deposits and borrowings), Short-Term Non-Core Funding Ratio (retail time deposits of $250,000 or more that mature within one year, brokered deposits that mature within one year, listing service deposits that mature within one year, official checks, escrow and title company deposits, 1031 exchange accommodator deposits, Federal Funds purchased, and borrowings that mature within one year as a percentage of total assets) and the Wholesale Funding Ratio (wholesale deposits and borrowings to total assets). At December 31, 2024, the Bank was in compliance with all of its funding concentration liquidity guidelines.

Holding Company Liquidity

Banc of California, Inc. acts as a source of financial strength for the Bank which can also include being a source of liquidity. The primary sources of liquidity for the holding company include dividends from the Bank, intercompany tax payments from the Bank, and Banc of California, Inc.'s ability to raise capital, issue subordinated and senior debt, and secure outside borrowings. Banc of California, Inc.'s ability to obtain funds for the payment of dividends to our stockholders, the repurchase of shares of common stock and preferred stock, and other cash requirements is largely dependent upon the Bank's earnings. The Bank is subject to restrictions under certain federal and state laws and regulations that limit its ability to transfer funds to the holding company through intercompany loans, advances, or cash dividends. Banc of California, Inc.'s ability to pay dividends is also subject to the restrictions set forth by the FRB, and by certain covenants contained in our subordinated debt. See "Item 1. Business - Supervision and Regulation - *Banc of California, Inc. - Repurchases/Redemptions; Dividends*" and Note 22. *Dividend Availability and Regulatory Matters* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" for discussions of factors affecting the availability of dividends and limitations on the ability to declare dividends.

Dividends on the Series F preferred stock are not cumulative or mandatory. If the Company's Board of Directors does not declare a dividend on the Series F preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series F preferred stock or any other class or series of its capital stock for any future dividend period. However, if dividends on the Series F preferred stock have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Series F preferred stock, together with holders of any other series of the Company's preferred stock ranking equal with the Series F preferred stock with similar voting rights, will generally be entitled to vote for the election of two additional directors. Additionally, so long as any share of Series F preferred stock remains outstanding, unless dividends on all outstanding shares of Series F preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company's common stock.

At December 31, 2024, Banc of California, Inc. had $192.3 million in cash and cash equivalents, of which a portion is on deposit at the Bank. We believe this amount of cash, along with anticipated future dividends from the Bank, will be sufficient to fund the holding company's cash flow needs over the next 12 months.

Material Cash Requirements

Our material contractual obligations are primarily for time deposits, subordinated debt, commitments to contribute capital to investments in LIHTC partnerships, SBICs and CRA-related loan pools, and operating lease obligations. At December 31, 2024, time deposits totaled $4.6 billion, of which $4.0 billion was due within one year. Gross subordinated debt totaled $1.0 billion, all of which was due after five years. Our liability to contribute capital to LIHTC partnerships was $117.5 million and our commitment to contribute capital to SBICs and CRA-related loan pools was $79.7 million for a combined total of $197.1 million, of which $124.6 million was due within one year. Our operating lease obligation for leased facilities totaled $138.7 million, of which $31.9 million was due within one year. For further information regarding these items, see Note 10. *Deposits*, Note 11. *Borrowings and Subordinated Debt,* Note 8. *Other Assets,* Note 13. *Commitments and Contingencies,* and Note 9. *Leases* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate liquidity levels. We expect to maintain adequate liquidity levels through profitability, loan and lease payoffs, securities repayments and maturities, and continued deposit gathering activities. We also have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Our obligations also include off-balance sheet arrangements consisting of loan commitments, of which only a portion is expected to be funded, and standby letters of credit. At December 31, 2024, our loan commitments and standby letters of credit were $4.9 billion and $201.8 million, respectively. The loan commitments, a portion of which will eventually result in funded loans, increase our profitability through net interest income when drawn and unused commitment fees prior to being drawn. We manage our overall liquidity taking into consideration funded and unfunded commitments as a percentage of our liquidity sources. Our liquidity sources, as described in "- Liquidity - *Liquidity Management*," have been and are expected to be sufficient to meet the cash requirements of our lending activities. For further information on loan commitments, see Note 13. *Commitments and Contingencies* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

Recent Accounting Pronouncements

See Note 1. *Nature of Operations and Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" for information on recent accounting pronouncements and their expected impact, if any, on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk - Foreign Currency Exposure

We enter into foreign exchange contracts with our clients and counterparty banks primarily for the purpose of offsetting or hedging clients' foreign currency exposures arising out of commercial transactions, and we enter into cross currency swaps and foreign exchange forward contracts to hedge exposures to loans and debt instruments denominated in foreign currencies. We have experienced and will continue to experience fluctuations in our net earnings as a result of transaction gains or losses related to revaluing certain asset and liability balances that are denominated in currencies other than the U.S. Dollar and the derivatives that hedge those exposures. As of December 31, 2024, the U.S. Dollar notional amounts of loans receivable and subordinated debt payable denominated in a foreign currency were $7.2 million and $26.7 million, and the U.S. Dollar notional amounts of derivatives outstanding to hedge these foreign currency exposures were $7.7 million and $28.5 million. We recognized foreign currency translation net losses of $1.0 million for the year ended December 31, 2024 and $0.3 million for the year ended December 31, 2023, and a net gain of $2.0 million for the year ended December 31, 2022.

Asset/Liability Management and Interest Rate Sensitivity

Interest Rate Risk - Company Governance. On a monthly basis, we measure our IRR position using two methods: (i) Net Interest Income simulation analysis and (ii) Economic Value of Equity modeling. The Management Finance Committee and the Finance Committee of the Company's Board of Directors review the results of these analyses at least quarterly. As discussed in more detail below, if projected changes to interest rates cause changes to our simulated net present value of equity and/or net interest income to be outside our pre-established IRR limits, we may adjust our asset and liability mix in an effort to bring our interest rate risk exposure within our established limits.

The pre-established IRR Limits are recommended by management, determined based on analytical review and available peer data published by regulatory agencies about the IRR Limits utilized by other regional banks, and documented in the Company's ALCO Policy. The ALCO Policy is approved by MFC and the Finance Committee of the Board of Directors annually. We believe our ALCO Policy IRR Limits are consistent with prevailing practice in the regional banking industry.

We use a balance sheet simulation model (the "IRR Model") to estimate changes in NII and EVE that would result from immediate and sustained changes in interest rates as of the measurement date. This IRR Model assesses the changes in NII and EVE that would occur in response to an instantaneous and sustained increase and decrease in market interest rates of +-100, +-200, +-300, and +400 basis points. This model is an IRR management tool, and the results are not necessarily an indication of our future net interest income. The IRR Model has inherent limitations and the model's results are based on a given set of rate changes and assumptions at a single point in time.

The IRR Model is updated monthly, and the IRR Model results are reported to MFC and the Finance Committee of the Company's Board of Directors at each monthly or quarterly meeting, as applicable.

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we have established asset/liability committees to monitor our interest rate risk. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and/or prepayments, and their sensitivity to actual or potential changes in market interest rates.

The MFC is comprised of select members of senior management. The Company also has a Finance Committee of the Boards of Directors of the Company and the Bank (together with MFC, the "ALCOs"). In order to manage the risk of potential adverse effects of material and prolonged or volatile changes in interest rates on our results of operations, we have adopted asset/liability management policies to align maturities and repricing terms of interest-earning assets to interest-bearing liabilities. The asset/liability management policies establish guidelines for the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs, while management monitors adherence to those guidelines with oversight by the ALCOs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals. The ALCOs meet no less than quarterly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to our economic value of equity analysis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability, and capital targets, we evaluate various strategies including:

- Complementing our current loan origination platform through strategic acquisitions of whole loans;
- Strategically managing multiple warehouse relationships;
- Originating shorter-term consumer loans;
- Managing the level of investments and duration of investment securities;
- Managing our deposits to establish stable deposit relationships; and
- Using FHLB advances and/or certain derivatives such as swaps as hedges to align maturities and repricing terms.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the ALCOs may decide to increase our interest rate risk position within the asset/liability tolerance set forth by our Board of Directors. As part of its procedures, the ALCOs regularly review interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and our economic value of equity.

Interest Rate Sensitivity of Economic Value of Equity and Net Interest Income

Interest rate risk results from our banking activities and is the primary market risk for us. Interest rate risk is caused by the following factors:

- Repricing risk - timing differences in the repricing and maturity of interest-earning assets and interest-bearing liabilities;
- Option risk - changes in the expected maturities of assets and liabilities, such as borrowers' ability to prepay loans and depositors' ability to redeem certificates of deposit before maturity;
- Yield curve risk - changes in the yield curve where interest rates increase or decrease in a nonparallel fashion; and
- Basis risk - changes in spread relationships between different yield curves, such as U.S. Treasuries, U.S. Prime Rate, and SOFR.

Since our earnings are primarily dependent on our ability to generate net interest income, we focus on actively monitoring and managing the effects of adverse changes in interest rates on our net interest income. Management of our interest rate risk is overseen by the Finance Committee of the Boards of Directors of the Company and Bank, which delegates the day-to-day management of interest rate risk to the MFC. MFC ensures that the Bank is following the appropriate and current regulatory guidance in the formulation and implementation of our interest rate risk program. The Finance Committee of the Boards of Directors of the Company and the Bank reviews the results of our interest rate risk modeling quarterly to ensure that we have appropriately measured our interest rate risk, mitigated our exposures appropriately and any residual risk is acceptable. In addition to our annual review of our asset liability management policy, our Board of Directors periodically reviews the interest rate risk policy limits.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic repricing characteristics of our assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

Our interest rate risk exposure is measured and monitored through various risk management tools, including a simulation model that performs interest rate sensitivity analysis under multiple scenarios. The simulation model is based on the actual maturities and re-pricing characteristics of the Bank's interest-rate sensitive assets and liabilities. The simulated interest rate scenarios include an instantaneous parallel shift in the yield curve ("Rate Shock"). We then evaluate the simulation results using two approaches: Net Interest Income at Risk ("NII at Risk"), and Economic Value of Equity ("EVE"). Under NII at Risk, the impact on net interest income from changes in interest rates on interest-earning assets and interest-bearing liabilities is modeled utilizing various assumptions for assets, liabilities, and derivatives.

We used a NII simulation model to measure the estimated changes in NII that would result over the next twelve months from immediate and sustained changes in interest rates as of December 31, 2024. We have assumed no growth or changes in the product mix of either our total interest-sensitive assets or liabilities over the next twelve months, therefore the results reflect an interest rate shock to a static balance sheet. This model is an interest rate risk management tool, and the results are not necessarily an indication of our future net interest income.

EVE measures the period end present value of assets minus the present value of liabilities. Asset liability management uses this value to measure the changes in the economic value of the Company under various interest rate scenarios. In some ways, the economic value approach provides a broader scope than net interest income volatility approach since it captures all anticipated cash flows.

The balance sheet is considered "asset sensitive" when an increase in short-term interest rates is expected to expand our net interest income, as rates earned on our interest-earning assets reprice higher at a pace faster than rates paid on our interest-bearing liabilities. Conversely, the balance sheet is considered "liability sensitive" when an increase in short-term interest rates is expected to compress our net interest income, as rates paid on our interest-bearing liabilities reprice higher at a pace faster than rates earned on our interest-earning assets.

At December 31, 2024, our interest rate risk profile is "neutral", as compared to a slightly "liability sensitive" interest rate risk profile position as of December 31, 2023. This shift to neutral is primarily due to the change in the mix of loans related to fixed rate loan sales, variable rate loan growth, and the AFS securities portfolio repositioning during 2024. Given the uncertainty of the magnitude, timing, and direction of future interest rate movements, as well as the shape of the yield curve, actual results may vary materially from those predicted by our model.

The following table presents the projected change in the Company's economic value of equity at December 31, 2024 and net interest income over the next twelve months, that would occur upon an immediate change in interest rates, but without giving effect to any steps that management might take to counteract that change:

	Change in Interest Rates in Basis Points (bps) [1]						
	Economic Value of Equity			Net Interest Income			
December 31, 2024	Amount	Amount Change	Percentage Change	Amount	Amount Change	Percentage Change
	(Dollars in millions)						
+100 bps	$ 5,550	$ 35	0.6 %	$ 1,090	$ 6	0.6 %
0 bps	$ 5,515			$ 1,084		
-100 bps	$ 5,809	$ 294	5.3 %	$ 1,075	$ (9)	(0.8)%

_____
(1)   Assumes an instantaneous uniform change in interest rates at all maturities and no rate shock has a rate lower than zero percent.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Banc of California, Inc., including its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

As of December 31, 2024, Banc of California, Inc. management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2024, is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

To the Stockholders and Board of Directors of Banc of California, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Banc of California, Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for loan and lease losses - collectively evaluated

Description of the Matter

The Company's allowance for loan and lease losses (ALLL) was $239.4 million as of December 31, 2024, of which $234.0 million relates to the collectively evaluated ALLL. The provision for loan and lease losses was $43.5 million for the year ended December 31, 2024. As discussed in Note 1, the ALLL is measured using the current expected credit loss (CECL) approach for the Company's loan and lease portfolio. The ALLL is comprised on an individually evaluated component for loans and leases that no longer share similar risk characteristics with other loans and leases and a pooled loans component for loans and leases that share similar risk characteristics. The Company's CECL methodology for the pooled loans component includes both quantitative and qualitative loss factors which are applied to its population of loans and leases and assessed at a pool level. The quantitative CECL model estimates credit losses by applying pool-specific probability of default and loss given default rates to the expected exposure at default over the contractual life of loans and leases. The qualitative component considers internal and external risk factors that may not be adequately assessed in the quantitative model.

Auditing management's collectively evaluated ALLL estimate and related provision for loan and lease losses was complex due to the judgmental nature of the probability weighted economic scenarios, loss models and qualitative adjustments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over establishing the collectively evaluated ALLL. For example, we tested controls over: 1) the selection and application of forward-looking economic scenarios and the probability weights assigned to them; 2) loss models, including model validation and the completeness and accuracy of inputs and assumptions used in the models; and 3) management's consideration of qualitative factors.

We assessed the economic scenarios and related probability weights by, among other procedures, evaluating management's methodology and comparing economic variables used by management to external sources. We also performed sensitivity analyses and analytical procedures as well as evaluated the ALLL to historical statistics and peer bank information. With respect to the loss models, with the support of specialists and among other procedures, we evaluated model calculation design and reperformed the calculation for a sample of models. We also tested inputs and assumptions used in these models by comparing a sample of inputs and assumptions to internal and external sources.

With respect to qualitative adjustments, with the support of specialists and among other procedures, we evaluated management's methodology, assumptions used, and the effect of those factors on the collectively evaluated ALLL compared with relevant credit risk factors and credit trends. We searched for and evaluated information that corroborates or contradicts management's identification and measurement of qualitative factors.

We evaluated the overall ALLL amount, including model estimates, qualitative factors adjustments, and whether the recorded ALLL appropriately reflects expected credit losses on the loan and lease portfolio. We reviewed subsequent events and transactions and considered whether they corroborate or contradict the Company's measurement of the ALLL.

/s/ Ernst & Young LLP

We served as the Company's auditor since 2024.

Irvine, California
March 3, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Banc of California, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Banc of California, Inc. and subsidiaries' (the Company's) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Irvine, California
March 3, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Banc of California, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Banc of California, Inc. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We served as the Company's auditor from 1982 to 2024.

Irvine, California
February 29, 2024, except as to Note 24 - Segment Reporting, which is as of March 3, 2025.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	2023
	(Dollars in thousands, except par value amounts)	
ASSETS:		
Cash and due from banks	$ 192,006	$ 202,427
Interest-earning deposits in financial institutions	2,310,206	5,175,149
Total cash, cash equivalents, and restricted cash	2,502,212	5,377,576
Securities available-for-sale, at fair value, net of allowance for credit losses (amortized cost of $2,526,644 and $2,699,255, respectively)	2,246,839	2,346,864
Securities held-to-maturity, at amortized cost, net of allowance for credit losses (fair value of $2,156,694 and $2,168,316, respectively)	2,306,149	2,287,291
FRB and FHLB stock, at cost	147,773	126,346
Total investment securities	4,700,761	4,760,501
Loans held for sale	26,331	122,757
Loans and leases held for investment	23,781,663	25,489,687
Allowance for loan and lease losses	(239,360)	(281,687)
Loans and leases held for investment, net	23,542,303	25,208,000
Equipment leased to others under operating leases	307,188	344,325
Premises and equipment, net	142,546	146,798
Bank owned life insurance	339,517	339,643
Goodwill	214,521	198,627
Intangible assets, net	132,944	165,477
Deferred tax asset, net	720,587	739,111
Other assets	913,954	1,131,249
Total assets	$ 33,542,864	$ 38,534,064
LIABILITIES:		
Noninterest-bearing deposits	$ 7,719,913	$ 7,774,254
Interest-bearing deposits	19,471,996	22,627,515
Total deposits	27,191,909	30,401,769
Borrowings (including $118,838 and $123,116 at fair value, respectively)	1,391,814	2,911,322
Subordinated debt	941,923	936,599
Accrued interest payable and other liabilities	517,269	893,609
Total liabilities	30,042,915	35,143,299
Commitments and contingencies (Note 13)		
STOCKHOLDERS' EQUITY:		
Preferred stock	498,516	498,516
Common stock ($0.01 par value, 158,557,735 shares issued and 158,346,529 outstanding at December 31, 2024; 157,651,752 shares issued and 156,790,349 outstanding at December 31, 2023)	1,586	1,577
Class B non-voting common stock ($0.01 par value, 477,321 shares issued at December 31, 2024 and 477,321 shares issued at December 31, 2023)	5	5
Non-voting common stock equivalents ($0.01 par value, 9,790,600 shares issued at December 31, 2024 and 10,829,990 shares issued at December 31, 2023)	98	108
Additional paid-in capital	3,785,725	3,840,974
Retained deficit	(431,201)	(518,301)
Accumulated other comprehensive loss, net	(354,780)	(432,114)
Total stockholders' equity	3,499,949	3,390,765
Total liabilities and stockholders' equity	$ 33,542,864	$ 38,534,064

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Year Ended December 31,				
		2024		**2023**		**2022**
		(In thousands, except per share amounts)				
Interest income:						
Loans and leases	$	1,501,534	$	1,496,357	$	1,312,580
Investment securities		140,794		174,996		209,751
Deposits in financial institutions		170,377		299,647		34,158
Total interest income		1,812,705		1,971,000		1,556,489
Interest expense:						
Deposits		715,984		748,423		200,449
Borrowings		104,398		416,744		25,645
Subordinated debt		66,273		58,705		39,633
Total interest expense		886,655		1,223,872		265,727
Net interest income		926,050		747,128		1,290,762
Provision for credit losses		42,801		52,000		24,500
Net interest income after provision for credit losses		883,249		695,128		1,266,262
Noninterest income:						
Leased equipment income		51,109		63,167		50,586
Other commissions and fees		33,258		38,086		43,635
Service charges on deposit accounts		18,583		16,468		13,991
Gain (loss) on sale of loans and leases		645		(161,346)		518
Loss on sale of securities		(60,400)		(442,413)		(50,321)
Dividends and gains (losses) on equity investments		7,982		15,731		(3,389)
Warrant income (loss)		408		(718)		2,490
LOCOM HFS adjustment		215		(8,461)		—
Other income		25,345		31,201		17,317
Total noninterest income (loss)		77,145		(448,285)		74,827
Noninterest expense:						
Compensation		341,396		332,353		406,839
Insurance and assessments		70,779		135,666		25,486
Customer related expense		129,471		124,104		55,273
Occupancy		67,993		61,668		60,964
Information technology and data processing		60,418		51,805		45,796
Leased equipment depreciation		29,271		34,243		35,658
Other professional services		20,857		24,623		30,278
Loan expense		17,306		20,458		24,572
Intangible asset amortization		33,143		11,419		13,576
Acquisition, integration and reorganization costs		(14,183)		142,633		5,703
Goodwill impairment		—		1,376,736		29,000
Other expense		35,289		142,473		40,376
Total noninterest expense		791,740		2,458,181		773,521
Earnings (loss) before income taxes		168,654		(2,211,338)		567,568
Income tax expense (benefit)		41,766		(312,201)		143,955
Net earnings (loss)		126,888		(1,899,137)		423,613
Preferred stock dividends		39,788		39,788		19,339
Net earnings (loss) available to common and equivalent stockholders	$	87,100	$	(1,938,925)	$	404,274
Earnings (loss) per share:						
Basic	$	0.52	$	(22.71)	$	5.14
Diluted	$	0.52	$	(22.71)	$	5.14

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Net earnings (loss)	$ 126,888	$ (1,899,137)	$ 423,613
Other comprehensive income (loss), net of tax:			
Unrealized net holding gains (losses) on securities available-for-sale arising during the year	11,987	16,525	(952,391)
Income tax (expense) benefit related to net unrealized holding gains (losses) arising during the year	(3,057)	(3,938)	262,049
Unrealized net holding gains (losses) on securities available-for-sale, net of tax	8,930	12,587	(690,342)
Reclassification adjustment for net losses included in net earnings [1]	60,400	442,413	50,321
Income tax benefit related to reclassification adjustment	(17,143)	(120,797)	(12,397)
Reclassification adjustment for net losses included in net earnings, net of tax	43,257	321,616	37,924
Unrealized net loss on securities transferred from available-for-sale to held-to-maturity	—	—	(218,326)
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	32,815	31,895	18,191
Income tax expense related to amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	(9,312)	(8,835)	(4,318)
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity, net of tax	23,503	23,060	13,873
Change in fair value of credit-linked notes	(2,589)	7,794	—
Income tax benefit (expense) related to change in fair value of credit-linked notes	760	(2,211)	—
Change in fair value of credit-linked notes, net of tax	(1,829)	5,583	—
Unrealized gain (loss) on cash flow hedges arising during the year	4,897	(5,714)	—
Income tax (expense) benefit related to unrealized (loss) gain on cash flow hedges arising during the year	(1,424)	1,657	—
Unrealized gain (loss) on cash flow hedges, net of tax	3,473	(4,057)	—
Other comprehensive income (loss), net of tax	77,334	358,789	(856,871)
Comprehensive income (loss)	$ 204,222	$ (1,540,348)	$ (433,258)

(1) Entire amount recognized in "*(Loss) gain on sale of securities*" on the Consolidated Statements of Earnings (Loss).

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock Voting	Common Stock Class B Non-Voting	Non-Voting Common Stock Equivalents	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
					(In thousands, except per share amount)			
Balance, December 31, 2021	$ —	$ 1,221	$ —	$ —	$ 2,916,091	$ 1,016,350	$ 65,968	$ 3,999,630
Net earnings	—	—	—	—	—	423,613	—	423,613
Other comprehensive loss, net of tax	—	—	—	—	—	—	(856,871)	(856,871)
Issuance of preferred stock, net of offering costs	498,516	—	—	—	—	—	—	498,516
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	9	—	—	34,760	—	—	34,769
Restricted stock surrendered	—	—	—	—	(9,531)	—	—	(9,531)
Cash dividends paid:								
Preferred stock, $0.9420/share	—	—	—	—	—	(19,339)	—	(19,339)
Common stock, $1.52/share[1]	—	—	—	—	(120,256)	—	—	(120,256)
Balance, December 31, 2022	498,516	1,230	—	—	2,821,064	1,420,624	(790,903)	3,950,531
Net loss	—	—	—	—	—	(1,899,137)	—	(1,899,137)
Other comprehensive income, net of tax	—	—	—	—	—	—	358,789	358,789
Issuance of common stock for merger with PacWest Bancorp	—	130	5	—	662,869	—	—	663,004
Proceeds from capital raise	—	217	—	108	382,575	—	—	382,900
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	—	—	—	28,697	—	—	28,697
Restricted stock surrendered	—	—	—	—	(5,419)	—	—	(5,419)
Shares purchased under the Dividend Reinvestment Plan	—	—	—	—	69	—	—	69
Cash dividends paid:								
Preferred stock, $1.9380/share	—	—	—	—	—	(39,788)	—	(39,788)
Common stock, $0.53/share[1]	—	—	—	—	(48,881)	—	—	(48,881)
Balance, December 31, 2023	498,516	1,577	5	108	3,840,974	(518,301)	(432,114)	3,390,765
Net earnings	—	—	—	—	—	126,888	—	126,888
Other comprehensive income, net of tax	—	—	—	—	—	—	77,334	77,334
Conversion of non-voting common stock equivalents to voting common stock	—	10	—	(10)	—	—	—	—
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	(1)	—	—	15,449	—	—	15,448
Restricted stock surrendered	—	—	—	—	(2,708)	—	—	(2,708)
Shares purchased under the Dividend Reinvestment Plan	—	—	—	—	308	—	—	308
Cash dividends paid:								
Preferred stock, $1.9380/share	—	—	—	—	—	(39,788)	—	(39,788)
Common stock, $0.40/share	—	—	—	—	(68,298)	—	—	(68,298)
Balance, December 31, 2024	$ 498,516	$ 1,586	$ 5	$ 98	$ 3,785,725	$ (431,201)	$ (354,780)	$ 3,499,949

---

(1) Dividends per share amounts prior to November 30, 2023 have been restated as a result of the restatement of common stock outstanding being multiplied by the exchange ratio of 0.6569.

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock Voting	Common Stock Class B Non-Voting	Non-Voting Common Stock Equivalents
	(In ones)			
Number of shares, December 31, 2021	—	78,555,290	—	—
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	587,731	—	—
Restricted stock surrendered	—	(169,152)	—	—
Issuance of preferred stock	513,250	—	—	—
Number of shares, December 31, 2022	513,250	78,973,869	—	—
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	55,422	—	—
Restricted stock surrendered	—	(230,773)	—	—
Issuance of stock for merger with PacWest Bancorp	—	57,157,632	477,321	—
Shares issued in capital raise	—	21,690,334	—	10,829,990
Shares purchased under Dividend Reinvestment Plan	—	5,268	—	—
Number of shares, December 31, 2023	513,250	157,651,752	477,321	10,829,990
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	(54,555)	—	—
Restricted stock surrendered	—	(99,357)	—	—
Shares purchased under Dividend Reinvestment Plan	—	20,505	—	—
Conversion of non-voting common stock equivalents to voting common stock	—	1,039,390	—	(1,039,390)
Number of shares, December 31, 2024	513,250	158,557,735	477,321	9,790,600

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	2023	2022
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss)	$ 126,888	$ (1,899,137)	$ 423,613
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Goodwill impairment	—	1,376,736	29,000
Depreciation and amortization	54,593	52,691	53,595
Amortization of net premiums on investment securities	23,809	37,488	52,749
Accretion of net purchased loan discounts and deferred loan fees	(105,089)	—	—
Amortization of intangible assets	33,143	11,419	13,576
Amortization of operating lease ROU assets	33,666	27,176	30,228
Provision for credit losses	42,801	52,000	24,500
Gain on sale of foreclosed assets, net	(819)	(586)	(3,470)
Provision for losses on foreclosed assets	1,885	1,992	29
(Gain) loss on sale of loans and leases, net	(645)	161,346	(518)
Loss (gain) on disposal of premises and equipment	647	(571)	104
Loss on sale of securities, net	60,400	442,413	50,321
Gain on BOLI death benefits	(1,100)	(416)	—
Unrealized (gain) loss on derivatives, foreign currencies, and credit-linked notes, net	(276)	5,629	(1,089)
LOCOM HFS adjustment	(215)	8,461	—
Earned stock compensation	15,448	28,697	34,769
Decrease (increase) in other assets	167,973	(214,614)	(83,666)
(Decrease) increase in accrued interest payable and other liabilities	(375,735)	45,044	78,231
Net cash provided by operating activities	77,374	135,768	701,972
Cash flows from investing activities:			
Cash acquired in acquisitions, net of cash consideration paid	—	335,319	—
Net (increase) decrease in loans and leases	(662,358)	464,057	(5,816,608)
Proceeds from sales of loans and leases	2,455,814	8,524,063	72,214
Proceeds from maturities and paydowns of securities available-for-sale	243,572	261,042	658,719
Proceeds from sales of securities available-for-sale	693,338	3,028,011	2,013,094
Purchases of securities available-for-sale	(835,949)	(13,439)	(380,251)
Proceeds from maturities and paydowns of securities held-to-maturity	1,398	1,353	851
Purchases of FHLB and FRB stock	(23,440)	(304,014)	(160,315)
Redemptions of FHLB and FRB stock	2,013	272,162	143,275
Proceeds from sales of foreclosed assets	16,909	17,137	19,247
Purchases of premises and equipment, net	(13,047)	(15,219)	(20,128)
Proceeds from sales of premises and equipment	190	9,018	11
Proceeds from BOLI death benefits	5,058	3,946	555
Net decrease (increase) in equipment leased to others under operating leases	7,866	25,709	(100,734)
Net cash provided by (used in) investing activities	1,891,364	12,609,145	(3,570,070)

See accompanying Notes to Consolidated Financial Statements.

BANC OF CALIFORNIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Cash flows from financing activities:			
Net decrease in noninterest-bearing deposits	(54,341)	(5,722,546)	(3,330,776)
Net (decrease) increase in interest-bearing deposits	(3,155,519)	(4,359,678)	2,269,353
Repayments of borrowings	(2,623,756)	(2,320,516)	—
Proceeds from borrowings	1,100,000	2,506,300	1,763,119
Net proceeds from stock issuance	—	382,900	—
Net proceeds from preferred stock offering	—	—	498,516
Shares purchased under the Dividend Reinvestment Plan	308	69	—
Restricted stock surrendered	(2,708)	(5,419)	(9,531)
Preferred stock dividends paid	(39,788)	(39,788)	(19,339)
Common stock dividends paid	(68,298)	(48,881)	(120,256)
Net cash (used in) provided by financing activities	(4,844,102)	(9,607,559)	1,051,086
Net (decrease) increase in cash and cash equivalents	(2,875,364)	3,137,354	(1,817,012)
Cash and cash equivalents, beginning of year	5,377,576	2,240,222	4,057,234
Cash and cash equivalents, end of year	$ 2,502,212	$ 5,377,576	$ 2,240,222
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1,014,839	$ 1,063,981	$ 238,377
Cash (received) paid for income taxes	(14,450)	(68,168)	97,254
Loans transferred to foreclosed assets	19,978	20,915	7,985
Transfers from loans held for investment to loans held for sale	1,930,285	3,162,615	76,253
Transfers to loans held for investment from loans held for sale	1,179	513,914	—
Transfer of securities available-for-sale to held-to-maturity	—	—	2,260,407
Effective November 30, 2023, the Company merged with PacWest Bancorp in a transaction summarized as follows:			
Fair value of assets acquired		$ 8,405,477	
Stock consideration		(663,004)	
Liabilities assumed		$ 7,742,473	

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Banc of California, Inc., a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly owned subsidiary, Banc of California (the "Bank"), a California state-chartered bank and member of the FRB. When we refer to the "parent" or the "holding company," we are referring to Banc of California, Inc., the parent company, on a stand-alone basis. When we refer to "we," "us," "our," or the "Company," we are referring to Banc of California, Inc. and its consolidated subsidiaries including the Bank, collectively. As a bank holding company, Banc of California, Inc. is subject to ongoing and comprehensive supervision, regulation, examination, and enforcement by the FRB. As a California state-chartered bank and a member of the FRB, the Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the DFPI and the FRB. The Bank is also a member of the FHLB system, and its deposit accounts are insured by the DIF of the FDIC.

Banc of California is one of the nation's premier relationship-based business banks focused on providing banking and treasury management services to small-, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and deposit products and services to meet the banking and financial needs of the communities it serves through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.

We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities, and fees received in connection with deposit services, extending credit and other services offered, including treasury management and investment management services. Our major operating expenses are interest paid by the Bank on deposits and borrowings, compensation, occupancy, and general operating expenses.

(a) Basis of Presentation

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles, which we may refer to as U.S. GAAP. In the opinion of management, all significant intercompany accounts and transactions have been eliminated and adjustments, consisting solely of normal recurring accruals and considered necessary for the fair presentation of financial statements have been included.

On November 30, 2023, PacWest Bancorp merged with and into Banc of California, Inc. (the "Merger"), with Banc of California, Inc. continuing as the surviving legal corporation and Banc of California, Inc. concurrently closed a $400 million equity capital raise. The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, PacWest Bancorp was deemed the acquirer for financial reporting purposes, even though Banc of California, Inc. was the legal acquirer. The Merger was an all-stock transaction and has been accounted for as a business combination. Banc of California, Inc.'s financial results for all periods ended prior to November 30, 2023 reflect PacWest Bancorp results only on a standalone basis. In addition, Banc of California, Inc.'s reported financial results for the year ended December 31, 2023 reflect PacWest Bancorp financial results only on a standalone basis until the closing of the Merger on November 30, 2023, and results of the combined company for the month of December 2023. The number of shares issued and outstanding, earnings per share, and all references to share quantities or metrics of Banc of California, Inc. have been retrospectively restated to reflect the equivalent number of shares issued in the Merger as the Merger was accounted for as a reverse merger. Under the reverse merger method of accounting, the assets and liabilities of legacy Banc of California, Inc. as of November 30, 2023 were recorded at their respective fair values. Refer to Note 2. *Business Combinations* for additional information on this merger.

(b) Accounting Standards Adopted in 2024

Effective January 1, 2024, the Company adopted ASU 2022-03, "*Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions."* This standard clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The Company does not take into account contractual sale restrictions in determining the fair value of its equity securities, therefore, the adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2024, the Company adopted ASU 2023-02, "*Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method* (a consensus of the Emerging Issues Task Force)." This standard expands the proportional amortization method to account for investments in all tax credit structures. That accounting method was previously allowed only for LIHTC investments, but now is available, by election, to all community development tax credit investment reporting that meets five conditions. Under the new guidance, reporting entities can make accounting policy elections on a tax-credit-program-by-tax-credit-program basis, rather than for individual investments or at the reporting entity level. The Company adopted this update on a prospective basis and determined that the adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

The Company adopted ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*" which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's CODM and a description of other segment items, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported segment measure(s) in assessing segment performance and deciding how to allocate resources. This Update became effective for the fiscal year ending December 31, 2024 and we applied the amendments retrospectively to all prior periods presented in our consolidated financial statements. See Note 24. *Segment Reporting*.

(c) Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates. Material estimates subject to change in the near term include, among other items, the allowance for credit losses (the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments), the carrying value of goodwill and other intangible assets, the fair value of assets and liabilities acquired in business combinations and the related purchase price allocation, and the realization of DTAs. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.

(d) Reclassifications

Certain items on the consolidated financial statements and notes for the prior years have been reclassified to conform to the 2024 presentation. In the consolidated statements of earnings (loss), we reclassified software and data subscription expense from "Noninterest expense - Other expense" to "Noninterest expense - Information technology and data processing."

(e) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents consist of: (1) cash on hand and cash due from banks, (2) interest-earning deposits in financial institutions, and (3) federal funds sold with original maturities less than 90 days. Interest-earning deposits in financial institutions represent mostly cash held at the FRBSF, the majority of which is immediately available. Restricted cash, if any, is disclosed in our financial statements.

(f) Investment in Debt Securities

We determine the classification of securities at the time of purchase. If we have the intent and the ability at the time of purchase to hold securities until maturity, they are classified as held-to-maturity and stated at amortized cost. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity or on a long-term basis, are classified as available-for-sale and carried at estimated fair value, with unrealized gains or losses reported as a separate component of stockholders' equity in accumulated other comprehensive loss, net of applicable income taxes. Securities available-for-sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, prepayment risk, and other related factors. Securities are individually evaluated for appropriate classification when acquired. As a result, similar types of securities may be classified differently depending on factors existing at the time of purchase.

The carrying values of all securities are adjusted for amortization of premiums and accretion of discounts using the interest method. Premiums on callable securities are amortized to the earliest call date. Realized gains or losses on the sale of securities, if any, are determined using the amortized cost of the specific securities sold. Such gains or losses are included in "Loss on sale of securities" on the consolidated statements of earnings (loss).

Available-for-sale debt securities. AFS debt securities are carried at fair value and are subject to impairment testing. Premiums and discounts are amortized or accreted over the life of the security as an adjustment to its yield using the interest method. Realized gains or losses from the sale of securities are calculated using the specific identification method. A security is impaired if the fair value of the security is less than its amortized cost basis. When an AFS debt security is considered impaired, the Company must determine if the decline in fair value has resulted from a credit-related loss or other factors and then, (1) recognize an allowance for credit losses by a charge to earnings for the credit-related component (if any) of the decline in fair value, and (2) recognize in other comprehensive income (loss) any non-credit related components (if any) of the fair value decline. If the amount of the amortized cost basis expected to be recovered increases in a future period, the valuation allowance would be reduced, but not more than the amount of the current existing allowance for that security. The amortized cost of the Company's available-for-sale debt securities excludes accrued interest receivable, which is included in "Other assets" on the Company's consolidated balance sheets. The Company has made an accounting policy election not to recognize an allowance for credit losses for accrued interest receivable on AFS debt securities, as the Company reverses any accrued interest against interest income if a debt security is impaired.

Transfer between categories of debt securities. Upon transfer of a debt security from the AFS category to the HTM category, the security's new amortized cost is reset to fair value, reduced by any previous write-offs but excluding any allowance for credit losses. Any associated unrealized gains or losses on such investments as of the date of transfer become part of the security's amortized cost and are subsequently amortized or accreted into interest income over the remaining life of the securities as effective yield adjustments using the interest method. In addition, the related unrealized gains and losses included in accumulated other comprehensive income on the date of transfer are also subsequently amortized or accreted into interest income over the remaining life of the securities as effective yield adjustments using the interest method. For transfers of securities from the AFS category to the HTM category, any allowance for credit losses that was previously recorded under the AFS model is reversed and an allowance for credit losses is subsequently recorded under the HTM debt security model. The reversal and re-establishment of the allowance for credit losses are recorded in the "Provisions for credit losses" on the Company's consolidated statements of earnings (loss).

Held-to-maturity debt securities. Debt securities that the Company has the intent and ability to hold until maturity are classified as HTM and are carried at amortized cost, net of the allowance for credit losses. Premiums and discounts are amortized or accreted over the life of the security as an adjustment to its yield using the interest method. Realized gains or losses from the sale of securities are calculated using the specific identification method. HTM debt securities are generally placed on nonaccrual status using factors similar to those described for loans. The amortized cost of the Company's HTM debt securities excludes accrued interest receivable, which is included in "Other assets" on the Company's consolidated balance sheets. The Company has made an accounting policy election not to recognize an allowance for credit losses for accrued interest receivable on held-to-maturity debt securities, as the Company reverses any accrued interest against interest income if a debt security is placed on nonaccrual status. Any cash collected on nonaccrual HTM securities is applied to reduce the security's amortized cost basis and not as interest income. Generally, the Company returns a HTM security to accrual status when all delinquent interest and principal become current under the contractual terms of the security, and the collectability of remaining principal and interest is no longer doubtful.

(g) *Allowance for Credit Losses on Held-to-Maturity Debt Securities*

The allowance for credit losses for HTM debt securities is recorded at the time of purchase, acquisition, or when the Company designates securities as HTM, representing the Company's best estimate of current expected credit losses as of the date of the consolidated balance sheets. For each major HTM debt security type, the allowance for credit losses is estimated collectively for groups of securities with similar risk characteristics. For debt securities that do not share similar risk characteristics, the losses are estimated individually. Debt securities that are either guaranteed or issued by the U.S. government or government agency, are highly rated by major rating agencies, and have a long history of no credit losses, are an example of such securities to which the Company applies a zero credit loss assumption. Any expected credit loss is provided through the allowance for credit losses on HTM debt securities and deducted from the amortized cost basis of the security, so that the balance sheet reflects the net amount that the Company expects to collect.

(h) Equity and Other Investments

Investments in equity securities are classified into one of the following two categories and accounted as follows:

- Securities with a readily determinable fair value are reported at fair value, with changes in fair value recorded in earnings.

- Securities without a readily determinable fair value for which we have elected the "measurement alternative" are reported at cost less impairment (if any) plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Investments in common or preferred stock that are not publicly traded and certain investments in limited partnerships are considered equity investments that do not have a readily determinable fair value. On a quarterly basis, we review our equity investments without readily determinable fair values for impairment. We consider a number of qualitative factors such as whether there is a significant deterioration in earnings performance, credit rating, asset quality, or business prospects of the investee in determining if impairment exists. If the investment is considered impaired, an impairment loss equal to the amount by which the carrying value exceeds its fair value is recorded through a charge to earnings. The impairment loss may be reversed in a subsequent period if there are observable transactions for the identical or similar investment of the same issuer at a higher amount than the carrying amount that was established when the impairment was recognized. Impairment as well as upward or downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments are included in "Noninterest income - Other income."

Our equity investments also include our investments in Small Business Investment Companies ("SBICs"). All of our SBIC investments meet the definition of investment companies, as defined in ASC 946, *Financial Services - Investment Companies*. We elected the practical expedient available in Topic 820, *Fair Value Measurements*, which permits the use of NAV per share or equivalent to value investments in entities that are or are similar to investment companies. SBICs are required to value and report their investments at estimated fair value. We record the unrealized gains and losses resulting from changes in the fair value of our SBIC investments as gains or losses on equity investments in our consolidated statements of earnings (loss). The carrying value of our SBIC investments is equal to the capital account balance per each SBIC entities' quarterly financial statements.

Realized gains or losses resulting from the sale of equity investments are calculated using the specific identification method and are included in "Noninterest income."

The Bank is a member of the FHLB and the FRB system. Members are required to own a certain amount of FHLB and FRB stock based on the level of borrowings and other factors. Investments in FHLB and FRB stock are carried at cost and evaluated regularly for impairment based on the ultimate recovery of par value. FHLB and FRB stock are expected to be redeemed at par.

(i) Loans and Leases

Originated loans. Loans are originated by the Company with the intent to hold them for investment and are stated at the principal amount outstanding, net of unearned income. Unearned income includes deferred unamortized nonrefundable loan fees and direct loan origination costs. Net deferred fees or costs are recognized as an adjustment to interest income over the contractual life of the loans primarily using the effective interest method or taken into income when the related loans are paid off or sold. The amortization of loan fees or costs is discontinued when a loan is placed on nonaccrual status. Interest income is recorded on an accrual basis in accordance with the terms of the respective loan.

Purchased loans. All loans purchased or acquired in our acquisitions are initially measured and recorded at their fair value on the acquisition date. A component of the initial fair value measurement is an estimate of the credit losses over the life of the purchased loans. Purchased loans are also evaluated to determine if they have experienced a more-than-insignificant deterioration in credit quality since origination or issuance as of the acquisition date and are classified as either (i) loans purchased without evidence of deteriorated credit quality ("non-PCD loans"), or (ii) loans purchased that have experienced a more-than-insignificant deterioration in credit quality, referred to as PCD loans.

Acquired non-PCD loans. Acquired non-PCD loans are those loans for which there was no evidence of a more-than-insignificant credit deterioration at their acquisition date, and it was probable that we would be able to collect all contractually required payments. Acquired non-PCD loans, together with originated loans, are referred to as non-PCD loans. Non-PCD loans are recorded at fair value at the acquisition date, with the resulting credit and non-credit discount or premium being amortized or accreted into interest income using the interest method. Purchase discounts or premiums on acquired non-PCD loans are recognized as an adjustment to interest income over the contractual life of such loans using the effective interest method or taken into income when the related loans are paid off or sold.

Purchased/Acquired loans with credit deterioration. All purchased financial assets with credit deterioration ("PCD assets") are recorded at the purchase price plus the allowance for credit losses expected at the time of acquisition. Acquired PCD loans are initially recorded at fair value, with the resulting non-credit discount or premium being amortized or accreted into interest income using the interest method. The credit allowance is recognized through a gross-up that increases the amortized cost basis of the asset with no effect on net income. Subsequent to the acquisition date, the allowance for credit losses for both PCD and non-PCD loans is estimated using the same methodology to determine current expected credit losses that is applied to all other loans.

Leases to customers. We provide equipment financing to our customers primarily with direct financing and operating leases. For direct financing leases, lease receivables are recorded on the balance sheet under "Gross loans and leases held for investment," but the leased property is not, although we generally retain legal title to the leased property until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Leases acquired in an acquisition are initially measured and recorded at their fair value on the acquisition date. Purchase discount or premium on acquired leases is recognized as an adjustment to interest income over the contractual life of the leases using the effective interest method or taken into income when the related leases are paid off. Direct financing leases are subject to our accounting for allowance for loans and leases.

We provide equipment financing through operating leases where we facilitate the purchase of equipment leased to customers. The equipment is shown on our consolidated balance sheets as "Equipment leased to others under operating leases" and is depreciated to its estimated residual value at the end of the lease term, shown as "Leased equipment depreciation" in the consolidated statements of earnings (loss), according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as "Noninterest income" in the consolidated statements of earnings (loss).

Loans and leases held for sale. As part of our management of the loans and leases held in our portfolio, on occasion we will transfer loans from held for investment to held for sale. Upon transfer, any associated allowance for loan and lease loss is reversed and the carrying value of the loan is adjusted to the lower of cost or estimated fair value. The unamortized balance of net deferred fees and costs associated with loans held for sale is not accreted or amortized to interest income until the related loans are sold. Gains or losses on the sale of these loans are recorded as "Noninterest income" in the consolidated statements of earnings (loss).

Delinquent or past due loans and leases. Loans and leases are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans generally remain on accrual status between 30 days and 89 days past due.

Nonaccrual loans and leases. When we discontinue the accrual of interest on a loan or lease it is designated as nonaccrual. We discontinue the accrual of interest on a loan or lease generally when a borrower's principal or interest payments or a lessee's payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. Loans with interest or principal payments past due 90 days or leases with payments past due 90 days may be accruing if the loans or leases are concluded to be well-secured and in the process of collection; however, these loans or leases are still reported as nonperforming. When loans or leases are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on nonaccrual loans or leases is subsequently recognized only to the extent that cash is received and the loan principal balance or lease balance is deemed collectable. Loans or leases are restored to accrual status when the loans or leases become both well-secured and are in the process of collection.

Individually Evaluated Loans and Leases. Loans and leases that do not share similar risk characteristics with other financial assets are individually evaluated for impairment and excluded from loan pools used within the collective evaluation of estimated credit losses. We defined the following criteria for what constitutes a "default," which results in a loan no longer sharing similar risk characteristics with other loans, and therefore requires an individual evaluation for expected credit losses. The criteria for default may include any one of the following:

- On nonaccrual status,
- Payment delinquency of 90 days or more,
- Partial credit-related charge-off recognized,
- Risk rated doubtful or loss.

Defaulted loans and leases with outstanding balances greater than $250,000 are reviewed individually for expected credit loss. Individually evaluated loans are measured at the present value of the expected future cash flows discounted at the loan's initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based on the estimated fair value of the underlying collateral. A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The fair value of each loan's collateral is generally based on estimated market prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral. An individually evaluated reserve and/or charge-off would be recognized when the present value of expected future cash flows or the fair value of the underlying collateral is below the amortized cost of the loan. If the measured amount of any individually reviewed loan exceeds its amortized cost, further review is required to determine whether a positive allowance should be added (but only up to amounts previously written off) to its amortized cost basis in order to reflect the net amount expected to be collected.

Loan Modifications to Borrowers Experiencing Financial Difficulty. Loan modifications made to borrowers experiencing financial difficulty constitute modifications of receivables in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension. ASU 2022-02 eliminated the concept of troubled debt restructurings and introduced broader modification reporting requirements. Previously, troubled debt restructurings included any type of modification that included a below market concession which was granted both to a borrower in financial difficulty and as a result of financial difficulty. Loan modifications made to borrowers experiencing financial difficulty no longer consider whether a market concession has been granted, as was required with troubled debt restructurings, but rather includes as modifications within the four listed reportable modification types to a borrower deemed to be experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of the modification. Loans reported in this classification have a rating of substandard or worse, and may include both accruing and nonaccruing loans. Loans are assessed to determine whether the modification constitutes a new loan or a continuation of the existing loan. Depending on the terms of the modification and nature of the borrower, this may result in a downgrade or placing a loan on nonaccrual status, which in turn would impact the loan's classification within the ALLL. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

(j) Allowance for Credit Losses on Loans and Leases Held for Investment

The allowance for loan and lease losses is measured using the CECL approach for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable forecasts.

The allowance for credit losses on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within "Accrued interest payable and other liabilities" on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in "Other assets" on the consolidated balance sheets. The "Provision for credit losses" on the consolidated statements of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, and the provision for HTM and AFS debt securities.

Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates. The resulting allowance for loan and lease losses is deducted from the associated amortized cost basis to reflect the net amount expected to be collected. Subsequent changes in this estimate are recorded through the provision for credit losses and the allowance. The CECL methodology could result in significant changes to both the timing and amounts of provision for credit losses and the allowance as compared to historical periods. Loans and leases that are deemed to be uncollectable are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans and leases previously charged off are added to the allowance.

The allowance for loan and lease losses is comprised of an individually evaluated component for loans and leases that no longer share similar risk characteristics with other loans and leases and a pooled loans component for loans and leases that share similar risk characteristics.

A loan or lease with an outstanding balance greater than $250,000 is individually evaluated for expected credit loss when it is probable that we will be unable to collect all amounts due according to the original contractual terms of the agreement. We select loans and leases for individual assessment on an ongoing basis using certain criteria such as payment performance, borrower reported and forecasted financial results, and other external factors when appropriate. We measure the current expected credit loss of an individually evaluated loan or lease based upon the fair value of the underlying collateral if the loan or lease is collateral-dependent or the present value of cash flows, discounted at the effective interest rate, if the loan or lease is not collateral-dependent. To the extent a loan or lease balance exceeds the estimated collectable value, a reserve or charge-off is recorded depending upon either the certainty of the estimate of loss or the fair value of the loan's collateral if the loan is collateral-dependent.

Our CECL methodology for the pooled loans component includes both quantitative and qualitative loss factors which are applied to our population of loans and leases and assessed at a pool level. The quantitative CECL model estimates credit losses by applying pool-specific probability of default ("PD") and loss given default ("LGD") rates to the expected exposure at default ("EAD") over the contractual life of loans and leases. The qualitative component considers internal and external risk factors that may not be appropriately assessed in the quantitative model.

The loan portfolio is segmented into four loan segments, nine loan classes, and 20 loan pools (excluding Paycheck Protection Program loans, which are fully government guaranteed) based upon loan type that share similar default risk characteristics to calculate quantitative loss factors for each pool. Two of these loan pools have insignificant current balances, insignificant historical losses, thus, estimated losses are calculated using historical loss rates from the first quarter of 2009 to the current period rather than econometric regression modeling. For the purchased single-family residential mortgage loans, a third-party model for estimating prepayment, PD, and LGD based on forecasted economic conditions and historical residential mortgage loan performance from 2004 to June 2020 is applied. For the remaining 15 loan pools, we estimate the PD during the reasonable and supportable forecast period using seven econometric regression models developed to correlate macroeconomic variables to historical credit performance (based on quarterly transition matrices for the economic cycle from 2009 to the first quarter of 2024, which include risk rating upgrades/downgrades and defaults).

The loans and unfunded commitments are grouped into ten LGD pools based on portfolio classes that share similar collateral risk characteristics. LGD rates are computed based on the net charge-offs recognized divided by the EAD of defaulted loans starting with the first quarter of 2009 to the current period. The PD and LGD rates are applied to the EAD at the loan or lease level based on contractual scheduled payments and estimated prepayments. We use our actual historical loan prepayment experience from 2009 to the first quarter of 2024, adjusted for forecasted economic conditions, to estimate future prepayments by loan pool. Loans and leases with outstanding balances less than or equal to $250,000, where it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement, remain in their respective pools and are assigned a 100% probability of default.

For the reasonable and supportable forecast period, future macroeconomic events and circumstances are estimated over a 4-quarter time horizon using an economic forecast that is consistent with management's current expectations for the 15 loan pools. We use economic forecasts from Moody's Analytics in this process. The economic forecast is updated monthly; therefore, the forecast used for each quarter-end calculation is generally released a few weeks prior to quarter-end. If economic conditions as of the balance sheet date change materially, management would consider a qualitative adjustment. The key macroeconomic assumptions used in each of the seven PD regression models include two or three of the following economic indicators: Real gross domestic product, unemployment rates, CRE Price Index, the BBB corporate spread, Real Disposable Income and Dow Jones Market Index.

The quantitative CECL model applies the projected rates based on the economic forecasts for the 4-quarter reasonable and supportable forecast horizon to EAD to estimate defaulted loans. During this forecast horizon, prepayment rates during a historical period that exhibits economic conditions most similar to the economic forecast are used to estimate EAD. If no historical period exhibits economic conditions that are similar to the economic forecast, management uses its best estimate of prepayments expected over the reasonable and supportable forecast period which may, in some circumstances, be the average of all historical prepayment experience. Historical LGD rates are applied to estimated defaulted loans to determine estimated credit losses. We then use a 2-quarter reversion period to revert on a straight-line basis from the PD, LGD, and prepayment rates used during the reasonable and supportable forecast period to the Company's historical PD, LGD, and prepayment experience. Subsequent to the reversion period for the remaining contractual life of loans and leases, the PD, LGD, and prepayment rates are based on historical experience during a full economic cycle. PD regression models are updated at least every two years and reviewed for model performance annually. Prepayment rates are updated on at least an annual basis.

The PDs calculated by the quantitative models are highly correlated to our internal risk ratings assigned to each loan and lease. To ensure the accuracy of our credit risk ratings, an independent credit review function assesses the appropriateness of the credit risk ratings assigned to loans and leases on a regular basis. The credit risk ratings assigned to every loan and lease are as follows:

- *High Pass*: (Risk ratings 1-2) Loans and leases rated as "high pass" exhibit a favorable credit profile and have minimal risk characteristics. Repayment in full is expected, even in adverse economic conditions.
- *Pass*: (Risk ratings 3-4.5) Loans and leases rated as "pass" are not adversely classified and collection and repayment in full are expected.
- *Special Mention*: (Risk rating 5) Loans and leases rated as "special mention" have a potential weakness that requires management's attention. If not addressed, these potential weaknesses may result in further deterioration in the borrower's ability to repay the loan or lease.
- *Substandard*: (Risk rating 6) Loans and leases rated as "substandard" have a well-defined weakness or weaknesses that jeopardize the collection of the debt. They are characterized by the possibility that we will sustain some loss if the weaknesses are not corrected.
- *Doubtful*: (Risk rating 7) Loans and leases rated as "doubtful" have all the weaknesses of those rated as "substandard," with the additional trait that the weaknesses make collection or repayment in full highly questionable and improbable.

We may refer to the loans and leases with assigned credit risk ratings of "substandard" and "doubtful" together as "classified" loans and leases. For further information on classified loans and leases, see Note 5. *Loans and Leases*.

In addition to our internal risk rating process, our federal and state banking regulators, as an integral part of their examination process, periodically review the Company's loan and lease risk rating classifications. Our regulators may require the Company to recognize rating downgrades based on information available to them at the time of their examinations. Risk rating downgrades generally result in increases in the provisions for credit losses and the allowance for credit losses.

The qualitative portion of the reserve on pooled loans and leases represents management's judgment of additional considerations to account for internal and external risk factors that are not appropriately measured in the quantitative reserve. The qualitative loss factors consider idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects our best estimate of current expected credit losses. Current and forecasted economic trends and underlying market values for collateral dependent loans are generally considered to be encompassed within the CECL quantitative reserve. An incremental qualitative adjustment may be considered when economic forecasts exhibit higher levels of volatility or uncertainty.

In addition to economic conditions and collateral dependency, the other qualitative criteria we consider when establishing the loss factors include the following:

- Legal and Regulatory - matters that could impact our borrowers' ability to repay our loans and leases;

- Concentrations - loan and lease portfolio composition and any loan or geographic concentrations;

- Lending Policy - current lending policies and the effects of any new policies or policy amendments;

- Nature and Volume - loan and lease production volume and mix;

- Problem Loan Trends - loan and lease portfolio credit performance trends, including a borrower's financial condition, credit rating, and ability to meet loan payment requirements;

- Loan Review - results of independent credit review; and

- Management - changes in management related to credit administration functions.

We estimate the reserve for unfunded loan commitments using the same PD, LGD, and prepayment rates for the quantitative credit losses and qualitative loss factors as used for the allowance for loan and lease losses. The EAD for the reserve for unfunded loan commitments is computed using expected future utilization rates of the unfunded commitments during the contractual life of the commitments based on historical usage by loan pool from 2015 to the first quarter of 2024. The utilization rates are updated on an annual basis.

The CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Most of the steps in the methodology involve judgment and are subjective in nature including, among other things: segmenting the loan and lease portfolio; determining the amount of loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario or weighting of multiple scenarios; determining the length of the reasonable and supportable forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts which are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered appropriate, there can be no assurance that it will be sufficient to absorb future losses.

Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's consolidated financial statements.

(k) Land, Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost and not depreciated. Depreciation and amortization is charged to "Noninterest expense" in the consolidated statements of earnings (loss) using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture, fixtures and equipment range from 3 years to 7 years and for buildings up to 40 years. Leasehold improvements are amortized over their estimated useful lives, or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and improvements that extend the useful lives of assets are capitalized.

(l) Foreclosed Assets

Foreclosed assets include OREO and repossessed non-real estate assets. Foreclosed assets are initially recorded at the estimated fair value of the property, based on current independent appraisals obtained at the time of acquisition, less estimated costs to sell, including senior obligations such as delinquent property taxes. The excess of the recorded loan balance over the estimated fair value of the property at the time of acquisition less estimated costs to sell is charged to the allowance for loan and lease losses. Any subsequent write-downs are charged to "Noninterest expense" in the consolidated statements of earnings (loss) and recognized through a foreclosed assets valuation allowance. Subsequent increases in the fair value of the asset less selling costs reduce the foreclosed assets valuation allowance, but not below zero, and are credited to "Noninterest expense." Gains and losses on the sale of foreclosed assets and operating expenses of such assets are included in "Noninterest expense."

(m) Bank Owned Life Insurance ("BOLI")

The Bank has purchased life insurance policies on certain key employees. BOLI is recorded at the amount that can be realized under the insurance contract, which is the cash surrender value.

(n) Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") give us the contractual rights to receive service fees in exchange for performing loan servicing functions on behalf of investors who have an ownership interest in the loans being serviced. Purchased mortgage servicing rights are recorded at the purchase price at the time of acquisition, which approximates the fair value of such assets. Subsequent to acquisition, MSRs are accounted for under the amortization method and amortized over the period of estimated net servicing income (level yield method) generated from servicing the loans. MSRs are evaluated quarterly for impairment by estimating the fair value of the MSRs and comparing that value to their amortized cost. Impairment, if any, is recognized with a valuation allowance to the extent the fair value is less than the carrying value of the MSRs. Subsequent increases in the fair value of impaired MSRs are recognized only up to the amount of the previously recognized valuation allowance. The estimated fair value of the MSRs is obtained through independent third party valuations based on an analysis of future cash flows, incorporating key assumptions including discount rates, prepayment speeds and interest rates.

(o) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Any interest or penalties assessed by the taxing authorities is classified in the financial statements as income tax expense. We and our subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. Deferred tax assets and liabilities of the same jurisdiction, net of valuation allowances, are grouped together and reported net on the consolidated balance sheets.

On a periodic basis, the Company evaluates its DTAs to assess whether they are expected to be realized in the future. This determination is based on currently available facts and circumstances, including our current and projected future tax positions, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of DTAs is based on our future profitability. To the extent our DTAs are not considered more likely than not to be realized, we are required to record a valuation allowance on our DTAs by charging earnings. The Company also evaluates existing valuation allowances periodically to determine if sufficient evidence exists to support an increase or reduction in the allowance.

(p) Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. Goodwill generated from business combinations is not subject to amortization and instead is tested for impairment annually at the reporting unit level unless a triggering event occurs thereby requiring an updated assessment. Impairment may be tested by first assessing qualitative factors. If qualitative factors do not indicate impairment, the test is complete. However, if the qualitative factors indicate it is more-likely-than-not that goodwill is impaired, a quantitative test is performed. In accordance with ASC Topic 350, *Intangibles – Goodwill and Other*, the Company has an unconditional option to bypass the qualitative assessment and proceed directly to the quantitative assessment. If the Company elects to perform a qualitative assessment, there is no requirement for the Company to perform it for every reporting unit and there is no requirement for the qualitative assessment to be performed every period. In each period and for each reporting unit, the Company decides whether it will reduce costs and complexity to perform the optional qualitative assessment or to proceed directly to the quantitative test.

Our regular annual impairment assessment occurs in the fourth quarter. Goodwill represents the excess of the purchase price over the fair value of the net assets and other identifiable intangible assets acquired. Impairment exists when the carrying value of the goodwill exceeds the fair value of the reporting unit. An impairment loss would be recognized in an amount equal to that excess as a charge to "Noninterest expense" in the consolidated statements of earnings (loss).

Intangible assets with estimable useful lives are amortized over such useful lives to their estimated residual values. CDI and CRI are recognized apart from goodwill at the time of acquisition based on market valuations. In preparing such valuations, variables considered included deposit servicing costs, alternative cost of funds, attrition rates, and market discount rates. CDI assets are amortized to expense over their useful lives, which we have estimated to range from 7 to 10 years. CRI assets are amortized to expense over their useful lives, which we have estimated to range from 4 to 7 years. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.

Both CDI and CRI are reviewed for impairment quarterly or earlier if events or changes in circumstances indicate that their carrying values may not be recoverable. If the recoverable amount of either CDI or CRI is determined to be less than its carrying value, we would then measure the amount of impairment based on an estimate of the intangible asset's fair value at that time. If the fair value is below the carrying value, then the intangible asset is reduced to such fair value; an impairment loss for such amount would be recognized as a charge to "Noninterest expense" in the consolidated statements of earnings (loss).

(q) Operating Leases

As of December 31, 2024, the Company only had operating leases related to our leased facilities. The Company determines if an arrangement is a lease at inception by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Operating leases with a term of more than one year are included in operating lease ROU assets and operating lease liabilities, which are reported in "Other assets" and "Accrued interest payable and other liabilities" on the Company's consolidated balance sheets. The Company made a policy election to apply the short-term lease exemption to any operating leases with an original term of less than 12 months, therefore no ROU asset or lease liability is recorded for these operating leases. The Company has agreements with lease and non-lease components, which are accounted for as a single lease component.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. The Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. ROU assets initially equal the lease liability, adjusted for any prepaid lease payments and initial direct costs incurred less any lease incentives received.

Certain of the Company's lease agreements include rental payments that adjust periodically based on changes in the CPI. We initially measure the present value of the lease payments using the index at the lease commencement date. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. Rent expense for lease payments is recognized on a straight-line basis over the lease term and is included in "Occupancy expense" on the Company's consolidated statements of earnings (loss).

The Company uses the long-lived assets impairment guidance under ASC Topic 360-10-35, "*Property, Plant and Equipment*," to determine whether an ROU asset is impaired, and if impaired, the amount of loss to recognize. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These could include vacating the leased space, obsolescence, or physical damage to a facility. Under ASC Topic 842, "*Leases*," if an impairment loss is recognized for a ROU asset, the adjusted carrying amount of the ROU asset would be its new accounting basis. The remaining ROU asset (after the impairment write-down) is amortized on a straight-line basis over the remaining lease term.

(r) Qualified Affordable Housing Partnership and Solar-Related Investments

The Company invests in qualified affordable housing partnerships and records these investments using the proportional amortization method. Under the proportional amortization method, the Company amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizes the amortization in "Income tax expense" on the consolidated statements of earnings (loss). Investments accounted for under the proportional amortization method are required to be tested for impairment when events or changes in circumstances indicate that it is more likely than not that the carrying amount of the investment will not be realized.

We have provided lease financing for solar renewable electric generating facilities which provides us tax credits. The deferral method of accounting is used to record the tax credits related to these transactions. The investment tax credits are initially recorded as a reduction to the related investment and then amortized over the life of the investment to interest income.

(s) Stock-Based Compensation

The Company issues stock-based compensation instruments consisting of restricted stock units ("RSUs"), time-based restricted stock awards ("TRSAs") and performance stock units ("PSUs"). Compensation expense related to RSUs and TRSAs is based on the fair value of the underlying stock on the award date and is recognized over the required service period using the straight-line method. The market price of our voting common stock at the date of grant is used to determine the grant date fair value of restricted stock awards and units. For stock awards and units that contain a market condition, a Monte Carlo simulation valuation model is used to calculate the grant date fair value of such awards. Forfeitures of stock-based awards are recognized when they occur. Compensation expense related to PSUs is based on the fair value of the underlying stock on the award date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion of the previously recognized amortization is reversed and also suspended. PSUs expense may vary during the performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PSUs is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.

Unvested RSUs participate with common stock in any dividends declared, but are only paid on the shares which ultimately vest, if any, at each vesting date. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid since the last vesting date of the award. Unvested TRSAs participate with common stock in any dividends declared and paid. Dividends are paid on unvested TRSAs and are charged to equity, and the related tax impact is recorded to income tax expense. Dividends paid on forfeited TRSAs are charged to compensation expense. Unvested PSUs participate with common stock in any dividends declared, but are only paid on the shares which ultimately vest, if any, at the end of the performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the performance period. Such dividends are accrued during the performance period at the estimated level of shares to be received by the award holder.

(t) Derivative Instruments

The Company uses derivatives to manage exposure to market risk, primarily foreign currency risk and interest rate risk, and to assist customers with their risk management objectives. The Company uses foreign exchange contracts to manage the foreign exchange rate risk associated with certain foreign currency-denominated assets and liabilities. The objective is to manage the uncertainty of future foreign exchange rate fluctuations. These derivatives provide for a fixed exchange rate which has the effect of reducing or eliminating changes to anticipated cash flows to be received on assets and liabilities denominated in foreign currencies as the result of changes to exchange rates. Our foreign currency derivatives are not designated as accounting hedges and recorded at fair value in "Other assets" and "Accrued interest payable and other liabilities" in the consolidated balance sheet. The changes in fair value of our derivatives and the related interest are recognized in "Noninterest income - Other income" in the consolidated statements of earnings (loss).

The Bank offers interest rate swap products to certain loan customers to allow them to hedge the risk of rising interest rates on their variable-rate loans. When such products are issued, we also enter into an offsetting swap with institutional counterparties to eliminate the interest rate risk to us. These back-to-back swap agreements, which generate fee income for us, are intended to offset each other. We retain the credit risk of the original loan. The net cash flow for us is equal to the interest income received from a variable rate loan originated with the client plus a fee. These swaps are not designated as accounting hedges and are recorded at fair value in "Other assets" and "Accrued interest payable and other liabilities" in the consolidated balance sheets. The changes in fair value are recorded in "Noninterest income - Other income" in the consolidated statements of earnings (loss).

In connection with negotiated credit facilities and certain other services, we may obtain equity warrant assets giving us the right to acquire stock in primarily private, venture-backed companies. We account for equity warrant assets as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815. These equity warrant assets are measured at estimated fair value on a monthly basis and are classified as "Other assets" in the consolidated balance sheets at the time they are obtained.

The Company applies hedge accounting for qualifying derivative instruments used to manage interest rate risk. A cash flow hedge is a derivative instrument used to manage the variability in future expected cash flows that would otherwise be impacted by movements in interest rates. To quality for hedge accounting, the cash flow hedge must be highly effective at reducing the risk associated with the hedged exposure. The effectiveness of the hedging relationship is documented at inception and is monitored at least quarterly through the life of the transaction. A cash flow hedge that is designated as highly effective is carried at fair value in "Other assets" or "Accrued interest payable and other liabilities" in the consolidated balance sheet with the change in fair value recorded in accumulated other comprehensive loss, net ("AOCI") and subsequently recognized in earnings in the same period that the hedged forecasted transaction affects earnings. At that time, the amount reclassified from AOCI is presented in the same income statement line item in which the hedged transaction is reported (interest income or expense). If the cash flow hedge becomes ineffective, the change in fair value is reclassified from AOCI to earnings. Cash flows from cash flow hedges are classified as operating activities in the statement of cash flows. We classify both the earnings and cash flow impact from these derivatives consistent with the underlying hedged item.

Derivative instruments expose us to credit risk in the event of nonperformance by counterparties. This risk exposure consists primarily of the termination value of agreements where we are in a favorable position. We manage the credit risk associated with various derivative agreements through counterparty credit review and monitoring procedures.

(u) Transfer of Financial Asset

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is generally considered to have been surrendered when (i) the transferred assets are legally isolated from us or our consolidated affiliates, even in bankruptcy or other receivership, (ii) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee or provide more than a trivial benefit to us, and (iii) we do not maintain an obligation or the unilateral ability to reclaim or repurchase the assets.

We have sold financial assets in the normal course of business including individual or portfolio loans and securities sales. In accordance with accounting guidance for asset transfers, we consider any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. With the exception of servicing and certain performance-based guarantees, our continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses.

(v) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net earnings (loss); changes in the net unrealized gains (losses) on AFS debt securities, net; changes in the net unrealized loss on securities transferred to HTM, net; changes in the fair value of credit-linked notes; and changes in the fair value of cash flow hedges, net, and is presented in the consolidated statements of comprehensive income (loss).

(w) Earnings (Loss) Per Common Share

Earnings (loss) per common share ("EPS") is computed under the two-class method. Basic EPS is computed by dividing net income (loss) allocated to common stockholders by the weighted average number of shares outstanding. Net income (loss) allocated to common stockholders is computed by subtracting income (loss) allocated to participating securities, participating securities dividends, preferred stock dividends and preferred stock redemptions from net income. All unvested restricted stock awards and NVCE shares that contain rights to non-forfeitable dividends are considered participating securities. In the two-class method, the amount of our earnings (loss) available to common stockholders is divided by the weighted average shares outstanding, excluding any unvested restricted stock.

Diluted EPS is calculated using the more dilutive of either the treasury method or the two-class method. The dilutive calculation considers common stock issuable under the assumed exercise of warrants, as well as performance-based RSUs granted under the Company's stock plans using the treasury stock method, if dilutive. Diluted EPS is computed by dividing net income (loss) allocated to common stockholders by the weighted average number of shares outstanding, adjusted for the dilutive effect, if any, of unvested restricted stock and units and outstanding warrants.

(x) Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, "*Business Combinations*." Under the acquisition method, the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the consolidated statements of earnings (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

(y) Business Segments

We regularly assess our strategic plans, operations, reporting structures and financial information provided to management to identify our reportable segments. We operated as one reportable segment - Commercial Banking. The factors considered in making this determination include the nature of products and services offered, geographic regions in which we operate and how information is reviewed by our CODM. See Note 24. *Segment Reporting*.

(z) Advertising Costs

Advertising costs are expensed as incurred.

(aa) Recently Issued Accounting Standards

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	The standard, among other changes, improves annual income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The enhanced income tax disclosure requirements apply on a prospective basis to annual financial statements for periods beginning after the effective date. However, retrospective application in all prior periods presented is permitted. Additionally, early adoption is permitted.	Annual periods beginning after December 31, 2024	The Company is evaluating the impact of this standard on its consolidated financial statements.

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*	The standard includes requirements that an entity disclose in the notes to the financial statements specified information about certain costs and expenses, including the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) other amounts of depletion expense included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity's definition of selling expenses.	Annual periods beginning after December 31, 2026, and interim reporting periods beginning after December 31, 2027	The Company is evaluating the impact of this standard on its consolidated financial statements.

NOTE 2. BUSINESS COMBINATIONS

On November 30, 2023 (the "Merger Date"), PacWest Bancorp merged with and into Banc of California, Inc., with Banc of California, Inc. continuing as the surviving legal corporation (the "Merger"). Promptly following the Merger, Banc of California, Inc.'s wholly owned bank subsidiary, Banc of California, N.A., merged with and into PacWest Bancorp's wholly owned bank subsidiary, Pacific Western Bank, with Pacific Western Bank surviving the merger. The name of the bank was then changed to Banc of California. Refer to Note 1. *Nature of Operations and Summary of Significant Accounting Policies* under the Basis of Financial Statement Presentation for more information pertaining to the completed Merger.

The Merger was accounted for as a reverse merger using the acquisition method of accounting; therefore, PacWest Bancorp was deemed the acquirer for financial reporting purposes, even though Banc of California, Inc. was the legal acquirer. The Merger was an all-stock transaction and has been accounted for as a business combination. Pursuant to the merger agreement, on the Merger Date, each holder of PacWest Bancorp common stock received 0.6569 of a share (the "Exchange Ratio") of Banc of California, Inc.'s common stock for each share of PacWest Bancorp common stock held. Each outstanding share of common stock of Banc of California, Inc. remained outstanding. As of the Merger Date, PacWest Bancorp had approximately 120.0 million and Banc of California, Inc. had approximately 57.0 million shares of common stock outstanding. On the Merger Date, the shares of PacWest Bancorp common stock, which previously traded under the ticker symbol "PACW" on NASDAQ, ceased trading on, and were delisted from, NASDAQ. Following the Merger, Banc of California, Inc. common stock continues to trade on NYSE, with the ticker symbol of "BANC."

The following table provides the preliminary purchase price allocation as of the Merger Date and the assets acquired and liabilities assumed at their estimated fair value as of the Merger Date as recorded by the Company.

		November 30, 2023
		Purchase Price Consideration:
		(In thousands)
Total merger consideration		$ 663,004
Fair value of assets acquired:		
Cash and due from banks	$ 335,300	
Investment securities available-for-sale	872,800	
Loans and leases held for sale	2,182,988	
Loans and leases held for investment, net of allowance for loan and lease losses	3,965,112	
Premises and equipment	103,500	
Other intangible assets	145,500	
Current and deferred tax assets, net	209,100	
Other assets	392,550	
Total assets acquired	$ 8,206,850	
Fair value of liabilities assumed:		
Deposits	$ 6,547,659	
FHLB advances	794,000	
Long-term debt	257,600	
Other liabilities	143,214	
Total liabilities assumed	$ 7,742,473	
Net assets acquired		464,377
Goodwill		$ 198,627

The estimates of fair value were recorded based on initial valuations available at the Merger Date and further adjusted in 2024 based on new information. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that were highly subjective in nature and subject to change. While the Company believes that the information available on the Merger Date provided a reasonable basis for estimating fair value, additional information obtained during the measurement period resulted in changes in 2024. During the year ended December 31, 2024, the Company recorded adjustments related to the Merger resulting in an increase to goodwill of $15.9 million, within the one-year measurement period subsequent to the acquisition date of November 30, 2023. These adjustments largely related to the estimated fair value of acquired loans. The measurement period ended on the earlier of one year after the Merger Date or the date that the Company concluded that all necessary information about the facts and circumstances that existed as of the Merger Date had been obtained.

In connection with the Merger, the Company recorded $214.5 million of goodwill. Goodwill represents the excess of the purchase price over the fair value of the assets acquired, net of fair value of liabilities assumed. Information regarding the allocation of goodwill recorded as a result of the acquisition, as well as the carrying amounts and amortization of core deposit and other intangible assets, are provided in Note 7. *Goodwill and Other Intangible Asset*s, *Net* of the Notes to Consolidated Financial Statements. None of the goodwill recognized is expected to be deductible for income tax purposes.

NOTE 3. RESTRICTED CASH

The Company is required to maintain reserve balances with the FRBSF. Such reserve requirements are based on a percentage of deposit liabilities and may be satisfied by cash on hand. There were no average reserves required to be held at the FRBSF for the year ended December 31, 2024 and 2023. The following restricted cash balances are included in "Interest-earning deposits in financial institutions" on the consolidated balance sheets. As of December 31, 2024 and 2023, we pledged cash collateral for our derivative contracts of $5.3 million and $3.3 million. In connection with the issuance of the credit-linked notes on September 29, 2022, legacy Pacific Western Bank established a correspondent bank account at a third party financial institution as the collateral account for the credit-linked notes. The repayment of principal on the credit-linked notes is secured by this collateral account, which had a balance of $119.6 million at December 31, 2024 and $125.2 million at December 31, 2023. Starting in the second quarter of 2023, we began to pledge cash to secure the standby letters of credit that we have issued on behalf of our customers. At December 31, 2024 and 2023, the balance of such restricted cash totaled $59.3 million and $56.6 million.

NOTE 4. INVESTMENT SECURITIES

Transfer of Securities Available-for-Sale to Held-to Maturity

Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from AFS to HTM. At the time of transfer, $218.3 million of unrealized losses, net of tax, was retained in "Accumulated other comprehensive loss, net" on the consolidated balance sheets. The amount remaining in "Accumulated other comprehensive loss, net" at December 31, 2024 was $157.9 million.

Securities Available-for-Sale

The following tables present amortized cost, gross unrealized gains and losses, and fair values of AFS securities as of the dates indicated:

	December 31, 2024					
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Agency residential MBS	$ 1,051,601	$ —	$ 1,051,601	$ —	$ (189,761)	$ 861,840
Agency commercial MBS	52,610	—	52,610	—	(1,046)	51,564
Agency residential CMOs	467,319	—	467,319	223	(20,911)	446,631
Municipal securities	602	—	602	—	(8)	594
Corporate debt securities	289,098	—	289,098	—	(31,386)	257,712
Private label residential CMOs	352,615	—	352,615	7	(35,712)	316,910
Collateralized loan obligations	278,976	—	278,976	469	(29)	279,416
Private label commercial MBS	13,585	—	13,585	—	(1,213)	12,372
Asset-backed securities	15,674	—	15,674	—	(74)	15,600
SBA securities	4,564	—	4,564	—	(364)	4,200
Total [(1)]	$ 2,526,644	$ —	$ 2,526,644	$ 699	$ (280,504)	$ 2,246,839

(1) Excludes accrued interest receivable of $12.6 million at December 31, 2024 which is recorded in "Other assets" on the consolidated balance sheets.

	December 31, 2023					
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Agency residential MBS	$ 1,388,801	$ —	$ 1,388,801	$ —	$ (201,192)	$ 1,187,609
Agency commercial MBS	268,639	—	268,639	—	(15,333)	253,306
Agency residential CMOs	320,984	—	320,984	—	(36,650)	284,334
Municipal securities	29,192	—	29,192	—	(1,109)	28,083
Corporate debt securities	327,426	(199)	327,227	259	(60,254)	267,232
Private label residential CMOs	193,071	—	193,071	—	(34,659)	158,412
Collateralized loan obligations	109,168	—	109,168	—	(752)	108,416
Private label commercial MBS	22,126	—	22,126	—	(1,313)	20,813
Asset-backed securities	20,241	—	20,241	—	(289)	19,952
SBA securities	14,642	—	14,642	—	(903)	13,739
U.S. Treasury securities	4,965	—	4,965	3	—	4,968
Total [(1)]	$ 2,699,255	$ (199)	$ 2,699,056	$ 262	$ (352,454)	$ 2,346,864

(1) Excludes accrued interest receivable of $10.0 million at December 31, 2023 which is recorded in "Other assets" on the consolidated balance sheets.

See Note 15. *Fair Value Measurements* for information on fair value measurements and methodology.

At December 31, 2023, the Company had an allowance for credit losses on AFS securities of $199,000 on one corporate debt security of other financial institutions that were downgraded to below investment grade by external credit agencies. During 2024, the Company sold that security and reversed this allowance. As of December 31, 2024, we believe there was no credit impairment and the decline in fair value of our securities was primarily attributable to changes in interest rates and credit spreads. We do not currently intend to sell any of the securities in an unrealized loss position and it is not more likely than not the Company will be required to sell these securities before their anticipated recovery and the Company has therefore recorded the unrealized losses in accumulated other comprehensive loss ("AOCI").

As of December 31, 2024, securities available-for-sale with a fair value of $4.2 million were pledged as collateral solely for public deposits.

Realized Gains and Losses on Securities Available-for-Sale

The following table presents the amortized cost of securities sold with related gross realized gains, gross realized losses, and net realized (losses) gains for the years indicated:

	Year Ended December 31,		
Sales of Securities Available-for-Sale	**2024**	**2023**	**2022**
	(In thousands)		
Amortized cost of securities sold	$ 753,738	$ 3,470,424	$ 2,063,415
Gross realized gains	$ 1,396	$ —	$ 6,032
Gross realized losses	(61,796)	(442,413)	(56,353)
Net realized losses	$ (60,400)	$ (442,413)	$ (50,321)

Unrealized Losses on Securities Available-for-Sale

The following tables present the gross unrealized losses and fair values of AFS securities that were in unrealized loss positions as of the dates indicated:

	December 31, 2024					
	Less Than 12 Months		12 Months or More		Total	
Security Type	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
	(In thousands)					
Agency residential MBS	$ —	$ —	$ 861,840	$ (189,761)	$ 861,840	$ (189,761)
Agency commercial MBS	40,291	(87)	11,273	(959)	51,564	(1,046)
Agency residential CMOs	273,347	(1,994)	104,757	(18,917)	378,104	(20,911)
Municipal securities	—	—	594	(8)	594	(8)
Corporate debt securities	15,968	(32)	241,744	(31,354)	257,712	(31,386)
Private label residential CMOs	180,915	(1,031)	129,178	(34,681)	310,093	(35,712)
Collateralized loan obligations	38,771	(29)	—	—	38,771	(29)
Private label commercial MBS	—	—	12,372	(1,213)	12,372	(1,213)
Asset-backed securities	15,600	(74)	—	—	15,600	(74)
SBA securities	—	—	4,200	(364)	4,200	(364)
Total	$ 564,892	$ (3,247)	$ 1,365,958	$ (277,257)	$ 1,930,850	$ (280,504)

| | December 31, 2023 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Agency residential MBS	$ —	$ —	$ 1,187,609	$ (201,192)	$ 1,187,609	$ (201,192)
Agency commercial MBS	—	—	253,306	(15,333)	253,306	(15,333)
Agency residential CMOs	—	—	284,334	(36,650)	284,334	(36,650)
Municipal securities	—	—	28,083	(1,109)	28,083	(1,109)
Corporate debt securities	—	—	265,431	(60,254)	265,431	(60,254)
Private label residential CMOs	—	—	158,412	(34,659)	158,412	(34,659)
Collateralized loan obligations	—	—	66,886	(752)	66,886	(752)
Private label commercial MBS	—	—	20,813	(1,313)	20,813	(1,313)
Asset-backed securities	—	—	19,952	(289)	19,952	(289)
SBA securities	—	—	13,739	(903)	13,739	(903)
Total	$ —	$ —	$ 2,298,565	$ (352,454)	$ 2,298,565	$ (352,454)

The securities that were in an unrealized loss position at December 31, 2024, were considered impaired and required further review to determine if the unrealized losses were credit-related. We concluded their unrealized losses were a result of the level of market interest rates relative to the types of securities and pricing changes caused by shifting supply and demand dynamics and not a result of downgraded credit ratings or other indicators of deterioration of the underlying issuers' ability to repay. We also considered the seniority of the tranches and U.S. government agency guarantees, if any, to assess whether an unrealized loss was credit-related. Accordingly, we determined the unrealized losses were not credit-related and recognized the unrealized losses in "Accumulated other comprehensive loss, net" of "Stockholders' equity" on the consolidated balance sheets.

Contractual Maturities of Securities Available-for-Sale

The following tables present the contractual maturities of our AFS securities portfolio based on amortized cost and fair value as of the date indicated:

| | December 31, 2024 | | | | |
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)				
Amortized Cost:					
Agency residential MBS	$ —	$ —	$ —	$ 1,051,601	$ 1,051,601
Agency commercial MBS	—	30,384	9,994	12,232	52,610
Agency residential CMOs	—	—	14,892	452,427	467,319
Municipal securities	—	602	—	—	602
Corporate debt securities	—	5,000	284,098	—	289,098
Private label residential CMOs	—	—	—	352,615	352,615
Collateralized loan obligations	—	4,535	167,864	106,577	278,976
Private label commercial MBS	—	—	996	12,589	13,585
Asset-backed securities	—	—	—	15,674	15,674
SBA securities	—	—	4,564	—	4,564
Total	$ —	$ 40,521	$ 482,408	$ 2,003,715	$ 2,526,644

Security Type	December 31, 2024				
	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)				
Fair Value:					
Agency residential MBS	$ —	$ —	$ —	$ 861,840	$ 861,840
Agency commercial MBS	—	30,312	9,979	11,273	51,564
Agency residential CMOs	—	—	14,899	431,732	446,631
Municipal securities	—	594	—	—	594
Corporate debt securities	—	4,842	252,870	—	257,712
Private label residential CMOs	—	—	—	316,910	316,910
Collateralized loan obligations	—	4,539	167,973	106,904	279,416
Private label commercial MBS	—	—	976	11,396	12,372
Asset-backed securities	—	—	—	15,600	15,600
SBA securities	—	—	4,200	—	4,200
Total	$ —	$ 40,287	$ 450,897	$ 1,755,655	$ 2,246,839

CMBS, CMOs, and MBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.

Securities Held-to-Maturity

The following tables present amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair values of HTM securities as of the dates indicated:

Security Type	December 31, 2024					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Municipal securities	$ 1,251,364	$ (140)	$ 1,251,224	$ 35	$ (54,799)	$ 1,196,460
Agency commercial MBS	440,476	—	440,476	—	(37,840)	402,636
Private label commercial MBS	355,342	—	355,342	—	(26,226)	329,116
U.S. Treasury securities	189,985	—	189,985	—	(16,702)	173,283
Corporate debt securities	70,482	(1,360)	69,122	—	(13,923)	55,199
Total [1]	$ 2,307,649	$ (1,500)	$ 2,306,149	$ 35	$ (149,490)	$ 2,156,694

---

[1]   Excludes accrued interest receivable of $13.4 million at December 31, 2024 which is recorded in "Other assets" on the consolidated balance sheets.

Security Type		Amortized Cost		Allowance for Credit Losses		Net Carrying Amount		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
						December 31, 2023						
						(In thousands)						
Municipal securities	$	1,247,310	$	(140)	$	1,247,170	$	1,760	$	(28,170)	$	1,220,760
Agency commercial MBS		433,827		—		433,827		—		(30,665)		403,162
Private label commercial MBS		350,493		—		350,493		—		(29,289)		321,204
U.S. Treasury securities		187,033		—		187,033		—		(11,454)		175,579
Corporate debt securities		70,128		(1,360)		68,768		—		(21,157)		47,611
Total [(1)]	$	2,288,791	$	(1,500)	$	2,287,291	$	1,760	$	(120,735)	$	2,168,316

_____

(1)   Excludes accrued interest receivable of $13.4 million at December 31, 2023 which is recorded in "Other assets" on the consolidated balance sheets.

As of December 31, 2024, HTM securities with an amortized cost of $2.2 billion and a fair value of $2.1 billion were pledged as collateral primarily for the FRB secured line of credit and public deposits.

Allowance for Credit Losses on Securities Held-to-Maturity

The following tables present the changes by major security type in our allowance for credit losses on HTM securities for the years indicated:

Security Type		Allowance for Credit Losses, Beginning of Period		Provision for Credit Losses		Charge-offs		Recoveries		Allowance for Credit Losses, End of Period
					Year Ended December 31, 2024					
					(In thousands)					
Municipal securities	$	140	$	—	$	—	$	—	$	140
Corporate debt securities		1,360		—		—		—		1,360
Total	$	1,500	$	—	$	—	$	—	$	1,500

Security Type		Allowance for Credit Losses, Beginning of Period		Provision for Credit Losses		Charge-offs		Recoveries		Allowance for Credit Losses, End of Period
					Year Ended December 31, 2023					
					(In thousands)					
Municipal securities	$	140	$	—	$	—	$	—	$	140
Corporate debt securities		1,360		—		—		—		1,360
Total	$	1,500	$	—	$	—	$	—	$	1,500

Credit losses on HTM securities are recorded at the time of purchase, acquisition, or when the Company designates securities as HTM. The allowance for credit losses on HTM securities is representative of current expected credit losses that may be incurred over the life of the investment. Accrued interest receivable on HTM securities, which is included in other assets on the consolidated balance sheets, is excluded from the estimate of expected credit losses. HTM U.S. treasury securities and agency-backed MBS securities are considered to have no risk of loss as they are either explicitly or implicitly guaranteed by the U.S. government. The change in fair value in the HTM private label CMBS portfolio is solely driven by changes in interest rates. The Company has no knowledge of any underlying credit issues and the cash flows underlying the debt securities have not changed and are not expected to be impacted by changes in interest rates and, thus, there is no related ACL for this portfolio. The underlying bonds in the Company's HTM municipal securities and HTM corporate debt securities portfolios are evaluated for credit losses in conjunction with management's estimate of the allowance for credit losses based primarily on credit ratings.

Securities Held-to-Maturity by Credit Quality Indicator

The Company uses S&P, Moody's, Fitch, Kroll, and Egan Jones ratings as the credit quality indicators for its HTM securities. The following tables present our HTM securities portfolio by the lowest available credit rating as of the dates indicated:

Security Type	December 31, 2024							
	AAA	AA+	AA	AA-	A	BBB	NR	Total
	(In thousands)							
Amortized Cost:								
Municipal securities	$ 571,347	$ 369,072	$ 218,581	$ 72,952	$ 1,667	$ —	$ 17,745	$ 1,251,364
Agency commercial MBS	—	440,476	—	—	—	—	—	440,476
Private label commercial MBS	355,342	—	—	—	—	—	—	355,342
U.S. Treasury securities	—	189,985	—	—	—	—	—	189,985
Corporate debt securities	—	—	—	—	—	44,507	25,975	70,482
Total	$ 926,689	$ 999,533	$ 218,581	$ 72,952	$ 1,667	$ 44,507	$ 43,720	$ 2,307,649

Security Type	December 31, 2023							
	AAA	AA+	AA	AA-	A	BBB	NR	Total
	(In thousands)							
Amortized Cost:								
Municipal securities	$ 564,127	$ 397,542	$ 167,905	$ 86,243	$ 1,787	$ —	$ 17,699	$ 1,247,310
Agency commercial MBS	—	433,827	—	—	—	—	—	433,827
Private label commercial MBS	350,493	—	—	—	—	—	—	350,493
U.S. Treasury securities	—	187,033	—	—	—	—	—	187,033
Corporate debt securities	—	—	—	—	—	44,371	25,757	70,128
Total	$ 914,620	$ 1,018,402	$ 167,905	$ 86,243	$ 1,787	$ 44,371	$ 43,456	$ 2,288,791

Contractual Maturities of Securities Held-to-Maturity

The following tables present the contractual maturities of our HTM securities portfolio based on amortized cost and fair value as of the date indicated:

	December 31, 2024				
Security Type	**Due Within One Year**	**Due After One Year Through Five Years**	**Due After Five Years Through Ten Years**	**Due After Ten Years**	**Total**
			(In thousands)		
Amortized Cost:					
Municipal securities	$ —	$ 20,281	$ 449,652	$ 781,431	$ 1,251,364
Agency commercial MBS	—	31,997	408,479	—	440,476
Private label commercial MBS	—	—	36,846	318,496	355,342
U.S. Treasury securities	—	—	189,985	—	189,985
Corporate debt securities	—	—	10,151	60,331	70,482
Total	$ —	$ 52,278	$ 1,095,113	$ 1,160,258	$ 2,307,649

	December 31, 2024				
Security Type	**Due Within One Year**	**Due After One Year Through Five Years**	**Due After Five Years Through Ten Years**	**Due After Ten Years**	**Total**
			(In thousands)		
Fair Value:					
Municipal securities	$ —	$ 20,135	$ 425,876	$ 750,449	$ 1,196,460
Agency commercial MBS	—	29,273	373,363	—	402,636
Private label commercial MBS	—	—	34,668	294,448	329,116
U.S. Treasury securities	—	—	173,283	—	173,283
Corporate debt securities	—	—	9,381	45,818	55,199
Total	$ —	$ 49,408	$ 1,016,571	$ 1,090,715	$ 2,156,694

CMBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.

FRB and FHLB Stock

In connection with borrowing facilities with the FRB and FHLB, the Bank owned FRB and FHLB stock carried at cost of $147.8 million and $126.3 million at December 31, 2024 and 2023. We evaluated the carrying value of our FRB and FHLB stock investment at December 31, 2024 and determined that it was not impaired. Our evaluation considered the long-term nature of the investment, the current financial and liquidity position of the FRB and FHLB, repurchase activity of excess stock by the FRB and FHLB at its carrying value, the return on the investment from recurring dividends, and our intent and ability to hold this investment for a period of time sufficient to recover our recorded investment.

Interest Income on Investment Securities

The following table presents the composition of our interest income on investment securities for the years indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Taxable interest	$ 114,656	$ 150,710	$ 179,496
Non-taxable interest	18,594	19,479	28,936
Dividend income	7,544	4,807	1,319
Total interest income on investment securities	$ 140,794	$ 174,996	$ 209,751

NOTE 5. LOANS AND LEASES

Our loans are carried at the principal amount outstanding, net of deferred fees and costs, and in the case of acquired and purchased loans, net of purchase discounts and premiums. Deferred fees and costs and purchase discounts and premiums on acquired loans are recognized as an adjustment to interest income over the contractual life of the loans primarily using the effective interest method or taken into income when the related loans are paid off or included in the carrying amount of loans that are sold.

Loans and Leases Held for Investment

The following table summarizes the composition of our loans and leases held for investment as of the dates indicated:

	December 31,	
	2024	**2023**
	(In thousands)	
Real estate mortgage	$ 13,605,595	$ 16,378,537
Real estate construction and land [1]	3,187,146	3,183,357
Commercial	6,788,923	5,780,346
Consumer	402,254	454,474
Total gross loans and leases held for investment	23,983,918	25,796,714
Unearned discounts, net [2]	(175,713)	(261,984)
Deferred fees, net	(26,542)	(45,043)
Total loans and leases held for investment	23,781,663	25,489,687
Allowance for loan and lease losses	(239,360)	(281,687)
Total loans and leases held for investment, net [3]	$ 23,542,303	$ 25,208,000

(1)	Includes land and acquisition and development loans of $223.9 million and $228.9 million at December 31, 2024 and 2023.
(2)	Represents net acquisition discounts of $235.2 million and net purchase premiums of $59.5 million at December 31, 2024, and net acquisition discounts of $334.2 million and purchase premiums of $72.2 million at December 31, 2023.
(3)	Excludes accrued interest receivable of $96.8 million and $111.3 million at December 31, 2024 and 2023, which is recorded in "Other assets" on the consolidated balance sheets.

The following tables present an aging analysis of our loans and leases held for investment by loan portfolio segment and class as of the dates indicated:

	December 31, 2024									
	30 - 89 Days Past Due		90 or More Days Past Due		Total Past Due		Current		Total	
					(In thousands)					
Real estate mortgage:										
Commercial	$	27,700	$	22,561	$	50,261	$	4,528,511	$	4,578,772
Multi-family		10,346		21,860		32,206		6,009,507		6,041,713
Other residential		39,873		36,976		76,849		2,730,325		2,807,174
Total real estate mortgage		77,919		81,397		159,316		13,268,343		13,427,659
Real estate construction and land:										
Commercial		—		—		—		799,131		799,131
Residential		—		—		—		2,373,162		2,373,162
Total real estate construction and land		—		—		—		3,172,293		3,172,293
Commercial:										
Asset-based		1,795		—		1,795		2,086,174		2,087,969
Venture capital		5,534		—		5,534		1,532,242		1,537,776
Other commercial		3,295		6,956		10,251		3,142,833		3,153,084
Total commercial		10,624		6,956		17,580		6,761,249		6,778,829
Consumer		2,804		493		3,297		399,585		402,882
Total	$	91,347	$	88,846	$	180,193	$	23,601,470	$	23,781,663

	December 31, 2023									
	30 - 89 Days Past Due		90 or More Days Past Due		Total Past Due		Current		Total	
					(In thousands)					
Real estate mortgage:										
Commercial	$	12,618	$	15,168	$	27,786	$	4,998,711	$	5,026,497
Multi-family		2,302		1,020		3,322		6,021,857		6,025,179
Other residential		93,042		4,341		97,383		4,962,926		5,060,309
Total real estate mortgage		107,962		20,529		128,491		15,983,494		16,111,985
Real estate construction and land:										
Commercial		—		—		—		759,585		759,585
Residential		—		—		—		2,399,684		2,399,684
Total real estate construction and land		—		—		—		3,159,269		3,159,269
Commercial:										
Asset-based		608		2,689		3,297		2,185,788		2,189,085
Venture capital		—		—		—		1,446,362		1,446,362
Other commercial		1,276		6,993		8,269		2,121,591		2,129,860
Total commercial		1,884		9,682		11,566		5,753,741		5,765,307
Consumer		3,461		670		4,131		448,995		453,126
Total	$	113,307	$	30,881	$	144,188	$	25,345,499	$	25,489,687

The following table presents our nonaccrual and performing loans and leases held for investment by loan portfolio segment and class as of the dates indicated:

	December 31,					
	2024			**2023**		
	Nonaccrual	**Performing**	**Total**	**Nonaccrual**	**Performing**	**Total**
	(In thousands)					
Real estate mortgage:						
Commercial	$ 97,655	$ 4,481,117	$ 4,578,772	$ 15,669	$ 5,010,828	$ 5,026,497
Multi-family	22,763	6,018,950	6,041,713	1,020	6,024,159	6,025,179
Other residential	46,788	2,760,386	2,807,174	31,041	5,029,268	5,060,309
Total real estate mortgage	167,206	13,260,453	13,427,659	47,730	16,064,255	16,111,985
Real estate construction and land:						
Commercial	—	799,131	799,131	—	759,585	759,585
Residential	—	2,373,162	2,373,162	—	2,399,684	2,399,684
Total real estate construction and land	—	3,172,293	3,172,293	—	3,159,269	3,159,269
Commercial:						
Asset-based	1,940	2,086,029	2,087,969	2,689	2,186,396	2,189,085
Venture capital	6,291	1,531,485	1,537,776	325	1,446,037	1,446,362
Other commercial	13,544	3,139,540	3,153,084	10,972	2,118,888	2,129,860
Total commercial	21,775	6,757,054	6,778,829	13,986	5,751,321	5,765,307
Consumer	624	402,258	402,882	811	452,315	453,126
Total	$ 189,605	$ 23,592,058	$ 23,781,663	$ 62,527	$ 25,427,160	$ 25,489,687

At December 31, 2024, there were no loans 90 or more days past due and still accruing. At December 31, 2023, there was one loan for $11.8 million that was 90 or more days past due and still accruing.

The amount of interest income that would have been recorded on nonaccrual loans and leases at December 31, 2024 and 2023 had such loans and leases been current in accordance with their original terms was $7.8 million and $5.8 million for 2024 and 2023.

At December 31, 2024, nonaccrual loans and leases included $88.8 million of loans and leases 90 or more days past due, $40.6 million of loans 30 to 89 days past due and $60.2 million of current loans that were placed on nonaccrual status based on management's judgment regarding their collectability. At December 31, 2023, nonaccrual loans and leases included $19.1 million of loans and leases 90 or more days past due, $11.4 million of loans 30 to 89 days past due and $32.0 million of current loans that were placed on nonaccrual status based on management's judgment regarding their collectability.

As of December 31, 2024, our three largest loan relationships on nonaccrual status had an aggregate carrying value of $62.3 million and represented 33% of total nonaccrual loans and leases.

The following tables present the credit risk rating categories for loans and leases held for investment by loan portfolio segment and class as of the dates indicated. Classified loans and leases are those with a credit risk rating of either substandard or doubtful.

| | December 31, 2024 | | | |
	Classified	Special Mention	Pass	Total
	(In thousands)			
Real estate mortgage:				
Commercial	$ 301,278	$ 348,014	$ 3,929,480	$ 4,578,772
Multi-family	113,164	202,690	5,725,859	6,041,713
Other residential	47,993	14,351	2,744,830	2,807,174
Total real estate mortgage	462,435	565,055	12,400,169	13,427,659
Real estate construction and land:				
Commercial	—	148,024	651,107	799,131
Residential	—	203,220	2,169,942	2,373,162
Total real estate construction and land	—	351,244	2,821,049	3,172,293
Commercial:				
Asset-based	5,003	9,547	2,073,419	2,087,969
Venture capital	75,406	125,320	1,337,050	1,537,776
Other commercial	19,949	38,741	3,094,394	3,153,084
Total commercial	100,358	173,608	6,504,863	6,778,829
Consumer	709	7,408	394,765	402,882
Total	$ 563,502	$ 1,097,315	$ 22,120,846	$ 23,781,663

| | December 31, 2023 | | | |
	Classified	Special Mention	Pass	Total
	(In thousands)			
Real estate mortgage:				
Commercial	$ 75,739	$ 219,687	$ 4,731,071	$ 5,026,497
Multi-family	74,954	108,356	5,841,869	6,025,179
Other residential	38,155	54,197	4,967,957	5,060,309
Total real estate mortgage	188,848	382,240	15,540,897	16,111,985
Real estate construction and land:				
Commercial	—	—	759,585	759,585
Residential	—	2,757	2,396,927	2,399,684
Total real estate construction and land	—	2,757	3,156,512	3,159,269
Commercial:				
Asset-based	4,561	12,506	2,172,018	2,189,085
Venture capital	7,805	98,633	1,339,924	1,446,362
Other commercial	26,044	9,984	2,093,832	2,129,860
Total commercial	38,410	121,123	5,605,774	5,765,307
Consumer	1,159	7,192	444,775	453,126
Total	$ 228,417	$ 513,312	$ 24,747,958	$ 25,489,687

The following table presents our nonaccrual loans and leases by loan portfolio segment and class and by with and without an allowance recorded as of the date indicated and interest income recognized on nonaccrual loans and leases for the year indicated:

	At and For the Year Ended			
	December 31, 2024		December 31, 2023	
	Nonaccrual Recorded Investment	Interest Income Recognized	Nonaccrual Recorded Investment	Interest Income Recognized
	(In thousands)			
With An Allowance Recorded:				
Real estate mortgage:				
Commercial	$ 9,864	$ —	$ 385	$ —
Multi-family	—	—	—	—
Other residential	223	—	514	—
Real estate construction and land:				
Commercial	—	—	—	—
Residential	—	—	—	—
Commercial:				
Asset based	—	—	—	—
Venture capital	757	—	—	—
Other commercial	8,885	—	1,613	—
Consumer	624	—	811	—
With No Related Allowance Recorded:				
Real estate mortgage:				
Commercial	$ 87,791	$ 13	$ 15,284	$ 31
Multi-family	22,763	—	1,020	—
Other residential	46,565	—	30,527	—
Real estate construction and land:				
Commercial	—	—	—	—
Residential	—	—	—	—
Commercial:				
Asset based	1,940	—	2,689	—
Venture capital	5,534	—	325	—
Other commercial	4,659	—	9,359	10
Consumer	—	—	—	—
Total Loans and Leases With and Without an Allowance Recorded:				
Real estate mortgage	$ 167,206	$ 13	$ 47,730	$ 31
Real estate construction and land	—	—	—	—
Commercial	21,775	—	13,986	10
Consumer	624	—	811	—
Total	$ 189,605	$ 13	$ 62,527	$ 41

The following tables present our loans held for investment by loan portfolio segment and class, by credit quality indicator (internal risk ratings), and by year of origination (vintage year) as of the date indicated:

Amortized Cost Basis [1] December 31, 2024	Term Loans by Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Converted to Term Loans	Total
				(In thousands)					
Real Estate Mortgage: Commercial									
Internal risk rating:									
1-2 High pass	$ 1,694	$ —	$ 26,166	$ 22,821	$ 8,089	$ 78,588	$ 1	$ —	$ 137,359
3-4.5 Pass	232,808	132,389	800,877	682,806	450,822	1,407,314	56,481	28,624	3,792,121
5 Special mention	—	23,844	123,589	24,364	—	176,217	—	—	348,014
6-8 Classified	13,587	1,765	27,579	68,488	20,853	169,006	—	—	301,278
Total	$ 248,089	$ 157,998	$ 978,211	$ 798,479	$ 479,764	$1,831,125	$ 56,482	$ 28,624	$ 4,578,772
Current YTD period:									
Gross charge-offs	$ —	$ —	$ 175	$ 12,217	$ 9,714	$ 1,481	$ —	$ —	$ 23,587
Real Estate Mortgage: Multi-Family									
Internal risk rating:									
1-2 High pass	$ —	$ —	$ 55,847	$ 214,583	$ 62,942	$ 129,163	$ —	$ —	$ 462,535
3-4.5 Pass	223,333	60,137	2,037,864	1,154,452	451,602	1,324,816	11,120	—	5,263,324
5 Special mention	—	—	112,963	35,065	—	40,262	—	14,400	202,690
6-8 Classified	—	—	40,018	33,877	4,751	34,518	—	—	113,164
Total	$ 223,333	$ 60,137	$2,246,692	$1,437,977	$ 519,295	$1,528,759	$ 11,120	$ 14,400	$ 6,041,713
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate Mortgage: Other Residential									
Internal risk rating:									
1-2 High pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,510	$ —	$ 3,510
3-4.5 Pass	(562)	31,318	336,719	2,235,006	53,094	43,510	42,158	77	2,741,320
5 Special mention	—	310	8,121	5,644	—	276	—	—	14,351
6-8 Classified	—	3,571	25,616	17,189	—	1,448	169	—	47,993
Total	$ (562)	$ 35,199	$ 370,456	$2,257,839	$ 53,094	$ 45,234	$ 45,837	$ 77	$ 2,807,174
Current YTD period:									
Gross charge-offs	$ —	$ 3,445	$ 29,099	$ 6,394	$ 350	$ 67	$ 175	$ —	$ 39,530

---

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

Amortized Cost Basis [1] December 31, 2024	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**			
				(In thousands)					
Real Estate Construction and Land: Commercial									
Internal risk rating:									
1-2 High pass	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
3-4.5 Pass	29,674	47,183	404,732	115,729	45,576	8,213	—	—	651,107
5 Special mention	10,501	—	—	111,933	—	—	25,590	—	148,024
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$ 40,175	$ 47,183	$ 404,732	$ 227,662	$ 45,576	$ 8,213	$ 25,590	$ —	$ 799,131
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate Construction and Land: Residential									
Internal risk rating:									
1-2 High pass	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
3-4.5 Pass	97,488	194,405	1,113,955	436,335	224,511	—	103,248	—	2,169,942
5 Special mention	—	—	143,136	60,084	—	—	—	—	203,220
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$ 97,488	$ 194,405	$1,257,091	$ 496,419	$ 224,511	$ —	$ 103,248	$ —	$ 2,373,162
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial: Asset-Based									
Internal risk rating:									
1-2 High pass	$ 39,542	$ 37,081	$ 163,918	$ 222,942	$ 15,730	$ 251,167	$ 195,994	$ —	$ 926,374
3-4.5 Pass	100,098	88,514	180,433	68,372	9,653	34,331	618,036	47,608	1,147,045
5 Special mention	—	194	5,569	—	—	—	3,784	—	9,547
6-8 Classified	—	—	—	—	—	—	5,003	—	5,003
Total	$ 139,640	$ 125,789	$ 349,920	$ 291,314	$ 25,383	$ 285,498	$ 822,817	$ 47,608	$ 2,087,969
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ 92	$ —	$ —	$ —	$ 92

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

Amortized Cost Basis [1] December 31, 2024	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior			
	(In thousands)								
Commercial: Venture Capital									
Internal risk rating:									
1-2 High pass	$ (92)	$ (100)	$ —	$ 414	$ 2,101	$ —	$ 72,745	$ 23,426	$ 98,494
3-4.5 Pass	100,854	104,022	79,659	76,224	3,784	17,749	777,199	79,065	1,238,556
5 Special mention	1,396	56,973	(1)	29,973	—	—	36,979	—	125,320
6-8 Classified	14,895	—	12,821	20,182	—	—	27,508	—	75,406
Total	$ 117,053	$ 160,895	$ 92,479	$ 126,793	$ 5,885	$ 17,749	$ 914,431	$ 102,491	$ 1,537,776
Current YTD period:									
Gross charge-offs	$ —	$ 2,272	$ —	$ 14,000	$ —	$ 2	$ 140	$ —	$ 16,414
Commercial: Other Commercial									
Internal risk rating:									
1-2 High pass	$ 685	$ 241	$ 20,873	$ 3,360	$ 10	$ (83)	$ 73,596	$ —	$ 98,682
3-4.5 Pass	66,097	98,878	117,846	199,252	39,244	160,030	2,252,507	61,858	2,995,712
5 Special mention	6,462	8,912	2,880	144	—	127	20,073	143	38,741
6-8 Classified	—	1,397	1,243	2,365	—	5,836	8,234	874	19,949
Total	$ 73,244	$ 109,428	$ 142,842	$ 205,121	$ 39,254	$ 165,910	$ 2,354,410	$ 62,875	$ 3,153,084
Current YTD period:									
Gross charge-offs	$ —	$ —	$ 1,144	$ 500	$ 1,696	$ 3,159	$ 2,712	$ 605	$ 9,816
Consumer									
Internal risk rating:									
1-2 High pass	$ —	$ —	$ 20	$ 15	$ 1	$ —	$ 932	$ —	$ 968
3-4.5 Pass	31,034	19,181	59,594	176,189	18,658	82,678	6,231	232	393,797
5 Special mention	—	—	1,327	4,179	142	1,760	—	—	7,408
6-8 Classified	—	—	32	283	34	350	—	10	709
Total	$ 31,034	$ 19,181	$ 60,973	$ 180,666	$ 18,835	$ 84,788	$ 7,163	$ 242	$ 402,882
Current YTD period:									
Gross charge-offs	$ —	$ 198	$ 790	$ 2,733	$ 352	$ 1,427	$ 4	$ —	$ 5,504
Total Loans and Leases									
Internal risk rating:									
1-2 High pass	$ 41,829	$ 37,222	$ 266,824	$ 464,135	$ 88,873	$ 458,835	$ 346,778	$ 23,426	$ 1,727,922
3-4.5 Pass	880,824	776,027	5,131,679	5,144,365	1,296,944	3,078,641	3,866,980	217,464	20,392,924
5 Special mention	18,359	90,233	397,584	271,386	142	218,642	86,426	14,543	1,097,315
6-8 Classified	28,482	6,733	107,309	142,384	25,638	211,158	40,914	884	563,502
Total	$ 969,494	$ 910,215	$ 5,903,396	$ 6,022,270	$ 1,411,597	$ 3,967,276	$ 4,341,098	$ 256,317	$ 23,781,663
Current YTD period:									
Gross charge-offs	$ —	$ 5,915	$ 31,208	$ 35,844	$ 12,204	$ 6,136	$ 3,031	$ 605	$ 94,943

---

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

Amortized Cost Basis [1] December 31, 2023	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior			
					(In thousands)				
Real Estate Mortgage: **Commercial**									
Internal risk rating:									
1-3 High pass	$ —	$ 16,976	$ 17,432	$ 16,832	$ 17,337	$ 69,205	$ 1	$ —	$ 137,783
4-6 Pass	182,236	933,294	814,564	510,952	298,985	1,765,454	76,866	10,937	4,593,288
7 Special mention	—	14,021	32,235	25,485	17,147	129,549	1,250	—	219,687
8-9 Classified	749	—	26,172	439	17,063	29,566	1,750	—	75,739
Total	$ 182,985	$ 964,291	$ 890,403	$ 553,708	$ 350,532	$1,993,774	$ 79,867	$ 10,937	$ 5,026,497
Current YTD period:									
Gross charge-offs	$ 34	$ —	$ —	$ —	$ 76	$ 14,185	$ —	$ —	$ 14,295
Real Estate Mortgage: **Multi-Family**									
Internal risk rating:									
1-3 High pass	$ —	$ 28,155	$ 140,424	$ 58,959	$ 57,988	$ 109,423	$ —	$ —	$ 394,949
4-6 Pass	66,143	2,221,235	1,193,052	539,660	564,420	794,599	67,811	—	5,446,920
7 Special mention	—	2,610	17,784	12,201	39,808	35,953	—	—	108,356
8-9 Classified	—	—	17,283	8,576	26,543	22,552	—	—	74,954
Total	$ 66,143	$2,252,000	$1,368,543	$ 619,396	$ 688,759	$ 962,527	$ 67,811	$ —	$ 6,025,179
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate Mortgage: **Other Residential**									
Internal risk rating:									
1-3 High pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,769	$ —	$ 6,769
4-6 Pass	188,561	1,824,253	2,812,293	65,230	—	19,518	51,246	87	4,961,188
7 Special mention	—	46,263	7,568	—	—	—	366	—	54,197
8-9 Classified	3,847	18,263	12,908	1,223	—	1,764	65	85	38,155
Total	$ 192,408	$1,888,779	$2,832,769	$ 66,453	$ —	$ 21,282	$ 58,446	$ 172	$ 5,060,309
Current YTD period:									
Gross charge-offs	$ 3,402	$ 23,544	$ 5,385	$ 740	$ —	$ 4	$ —	$ —	$ 33,075

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

Amortized Cost Basis [1] December 31, 2023	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior			
				(In thousands)					
Real Estate Construction and Land: Commercial									
Internal risk rating:									
1-3 High pass	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
4-6 Pass	23,916	388,165	214,303	68,833	16,781	27,175	20,412	—	759,585
7 Special mention	—	—	—	—	—	—	—	—	—
8-9 Classified	—	—	—	—	—	—	—	—	—
Total	$ 23,916	$ 388,165	$ 214,303	$ 68,833	$ 16,781	$ 27,175	$ 20,412	$ —	$ 759,585
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate Construction and Land: Residential									
Internal risk rating:									
1-3 High pass	$ —	$ —	$ —	$ —	$ —	—	$ —	$ —	$ —
4-6 Pass	64,341	1,185,297	668,083	336,636	—	26,896	115,674	—	2,396,927
7 Special mention	—	—	2,757	—	—	—	—	—	2,757
8-9 Classified	—	—	—	—	—	—	—	—	—
Total	$ 64,341	$1,185,297	$ 670,840	$ 336,636	$ —	$ 26,896	$ 115,674	$ —	$ 2,399,684
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial: Asset-Based									
Internal risk rating:									
1-3 High pass	$ 32,485	$ 237,936	$ 223,088	$ 39,380	$ 119,364	$ 254,638	$ 89,667	$ —	$ 996,558
4-6 Pass	122,064	238,206	132,449	17,823	7,447	25,945	630,073	1,453	1,175,460
7 Special mention	—	101	—	—	—	1	12,394	10	12,506
8-9 Classified	—	—	—	701	—	340	3,520	—	4,561
Total	$ 154,549	$ 476,243	$ 355,537	$ 57,904	$ 126,811	$ 280,924	$ 735,654	$ 1,463	$ 2,189,085
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ 60	$ —	$ —	$ —	$ 150	$ 210

_____

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

Amortized Cost Basis [1]	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2023	2023	2022	2021	2020	2019	Prior			
	(In thousands)								
Commercial: Venture Capital									
Internal risk rating:									
1-3 High pass	$ (84)	$ (7)	$ —	$ 1,998	$ —	$ (3)	$ 136,339	$ (140)	$ 138,103
4-6 Pass	101,038	128,485	113,183	6,473	6,216	622	770,941	74,863	1,201,821
7 Special mention	17,481	10,984	31,928	—	19,986	—	13,260	4,994	98,633
8-9 Classified	—	—	7,808	—	—	—	(3)	—	7,805
Total	$ 118,435	$ 139,462	$ 152,919	$ 8,471	$ 26,202	$ 619	$ 920,537	$ 79,717	$ 1,446,362
Current YTD period:									
Gross charge-offs	$ —	$ 2,245	$ 2,759	$ —	$ —	$ —	$ 9	$ —	$ 5,013
Commercial: Other Commercial									
Internal risk rating:									
1-3 High pass	$ 815	$ 4,350	$ 5,216	$ 130	$ 29	$ 2,148	$ 66,827	$ —	$ 79,515
4-6 Pass	98,643	201,215	285,249	50,582	39,951	158,810	1,176,946	2,921	2,014,317
7 Special mention	1,748	1,306	442	554	540	5,071	254	69	9,984
8-9 Classified	—	912	4,011	1,706	1,299	13,768	3,257	1,091	26,044
Total	$ 101,206	$ 207,783	$ 294,918	$ 52,972	$ 41,819	$ 179,797	$ 1,247,284	$ 4,081	$ 2,129,860
Current YTD period:									
Gross charge-offs	$ —	$ 6,867	$ 24	$ —	$ 28	$ 75	$ 1,013	$ 431	$ 8,438
Consumer									
Internal risk rating:									
1-3 High pass	$ —	$ 27	$ 22	$ 4	$ —	$ —	$ 1,304	$ —	$ 1,357
4-6 Pass	26,468	71,523	207,751	23,390	42,338	63,919	7,684	345	443,418
7 Special mention	—	1,286	4,224	371	1,100	181	30	—	7,192
8-9 Classified	—	281	42	135	198	486	1	16	1,159
Total	$ 26,468	$ 73,117	$ 212,039	$ 23,900	$ 43,636	$ 64,586	$ 9,019	$ 361	$ 453,126
Current YTD period:									
Gross charge-offs	$ —	$ 432	$ 540	$ 76	$ 255	$ 1,081	$ 1	$ 12	$ 2,397
Total Loans and Leases									
Internal risk rating:									
1-3 High pass	$ 33,216	$ 287,437	$ 386,182	$ 117,303	$ 194,718	$ 435,411	$ 300,907	$ (140)	$ 1,755,034
4-6 Pass	873,410	7,191,673	6,440,927	1,619,579	976,138	2,882,938	2,917,653	90,606	22,992,924
7 Special mention	19,229	76,571	96,938	38,611	78,581	170,755	27,554	5,073	513,312
8-9 Classified	4,596	19,456	68,224	12,780	45,103	68,476	8,590	1,192	228,417
Total	$ 930,451	$7,575,137	$6,992,271	$1,788,273	$1,294,540	$3,557,580	$ 3,254,704	$ 96,731	$25,489,687
Current YTD period:									
Gross charge-offs	$ 3,436	$ 33,088	$ 8,708	$ 876	$ 359	$ 15,345	$ 1,023	$ 593	$ 63,428

_____

(1)   Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

On January 1, 2023, the Company adopted ASU 2022-02, "*Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02")*, which eliminated the accounting guidance for troubled debt restructurings while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis.

The following table presents our loan modifications made to borrowers experiencing financial difficulty by type of modification for the year indicated with balances as of the date indicated:

	Year Ended December 31, 2024 Loan Modifications Balances (Amortized Cost Basis) at December 31, 2024									
	Term Extension		Payment Delay		Combination - Term Extension and Interest Rate Reduction		Combination - Term Extension and Payment Delay		Total Loan Modifications	
	Balance	% of Loan Portfoli Class	Balance	% of Loan Portfoli Class	Balance	% of Loan Portfoli Class	Balance	% of Loan Portfoli Class	Balance	% of Loan Portfoli Class
	(Dollars in thousands)									
Real estate mortgage:										
Commercial	$ 125,027	2.7 %	$ 45,957	1.0 %	$ 13,587	0.3 %	$ 13,899	0.3 %	$ 198,470	4.3 %
Other residential	4,218	0.2 %	—	— %	—	— %	—	— %	4,218	0.2 %
Commercial:										
Asset-based	1,940	0.1 %	—	— %	—	— %	—	— %	1,940	0.1 %
Venture capital	5,722	0.4 %	758	— %	—	— %	12,064	0.8 %	18,544	1.2 %
Other commercial	3,428	0.1 %	—	— %	—	— %	36	— %	3,464	0.1 %
Consumer	9	— %	—	— %	—	— %	—	— %	9	— %
Total	$ 140,344		$ 46,715		$ 13,587		$ 25,999		$ 226,645	

Year Ended December 31, 2023

Loan Modifications

Balances (Amortized Cost Basis) at

December 31, 2023

	Term Extension		Payment Delay		Combination - Term Extension and Interest Rate Reduction		Combination - Term Extension and Payment Delay		Total Loan Modifications	
	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class
					(Dollars in thousands)					
Real estate mortgage:										
Other residential	$ 9,068	0.2 %	$ —	— %	$ —	— %	$ —	— %	$ 9,068	0.2 %
Commercial:										
Venture capital	—	— %	—	— %	—	— %	324	— %	324	— %
Other commercial	4,410	0.2 %	37	— %	5	— %	—	— %	4,452	0.2 %
Consumer	14	— %	—	— %	2	— %	—	— %	16	— %
Total	$ 13,492		$ 37		$ 7		$ 324		$ 13,860	

The following tables present the financial effect of our loan modifications made to borrowers experiencing financial difficulty by type of modification for the year indicated:

Year Ended December 31, 2024	
Term Extension - Financial Effect	
Real estate mortgage:	
Commercial	Extended maturity by a weighted average 13 months.
Other residential	Extended maturity by a weighted average seven years.
Commercial:	
Asset-based	Extended maturity by a weighted average seven months.
Venture capital	Extended maturity by a weighted average three years.
Other commercial	Extended maturity by a weighted average 13 months.
Consumer	Extended maturity by a weighted average 12 months.

Year Ended December 31, 2024	
Payment Delay - Financial Effect	
Real estate mortgage:	
Commercial	Deferred partial payments by a weighted average 24 months.
Commercial:	
Venture capital	Deferred partial payments for three months.

Year Ended December 31, 2024

Combination - Term Extension and Principal Forgiveness

Real estate mortgage:	
Commercial	Extended maturity by a weighted average three years and granted principal forgiveness totaling $4 million.

Year Ended December 31, 2024

Combination - Term Extension and Payment Delay - Financial Effect

Real estate mortgage:	
Commercial	Extended maturity by a weighted average five years and granted eight months of partial payment deferrals.
Commercial:	
Venture capital	Extended maturity and granted payment deferrals for a weighted average of three months.
Other commercial	Extended maturity by a weighted average 10 years and granted four months of payment deferrals.

Year Ended December 31, 2023

Term Extension - Financial Effect

Real estate mortgage:	
Other residential	Extended maturity by a weighted average seven months.
Commercial:	
Other commercial	Extended maturity by a weighted average 19 months.
Consumer	Extended maturity by a weighted average 12 months.

Year Ended December 31, 2023

Payment Delay - Financial Effect

Commercial:	
Other commercial	Provided 18 months of reduced payments to borrowers without extending the loan term.

Year Ended December 31, 2023

Combination - Term Extension and Interest Rate Reduction

Commercial:	
Other commercial	Extended maturity by a weighted average 3 years and reduced weighted average contractual interest rate from 11.75% to 7.50%.
Consumer	Extended maturity by a weighted average 2 years and reduced weighted average contractual interest rate from 9.50% to 2.00%.

Year Ended December 31, 2023

Combination - Term Extension and Payment Delay

Commercial:	
Venture capital	Extended maturity and granted payment deferrals for a weighted average of 18 months.

The following tables present the payment status of loans that were modified during the preceding 12-month period with related amortized cost balances as of the date indicated:

	Payment Status (Amortized Cost Basis) at			
	December 31, 2024			
	Current	30-89 Days Past Due	90 or More Days Past Due	Total
	(In thousands)			
Real estate mortgage:				
Commercial	$ 188,799	$ 9,671	$ —	$ 198,470
Other residential	679	—	3,539	4,218
Commercial:				
Asset-based	1,940	—	—	1,940
Venture capital	18,544	—	—	18,544
Other commercial	3,464	—	—	3,464
Consumer	9	—	—	9
Total	$ 213,435	$ 9,671	$ 3,539	$ 226,645

	Payment Status (Amortized Cost Basis) at			
	December 31, 2023			
	Current	30-89 Days Past Due	90 or More Days Past Due	Total
	(In thousands)			
Real estate mortgage:				
Commercial	$ 1,750	$ —	$ —	$ 1,750
Other residential	8,604	305	159	9,068
Commercial:				
Venture capital	324	—	—	324
Other commercial	2,702	—	—	2,702
Consumer	16	—	—	16
Total	$ 13,396	$ 305	$ 159	$ 13,860

The following tables present information on loans that defaulted during the years indicated, which had been modified during the preceding 12-month period, with related amortized cost balances as of the date indicated:

	Year Ended December 31, 2024		
	Loan Modifications That Subsequently Defaulted		
	Amortized Cost Basis at		
	December 31, 2024		
	Term Extension	Combination Term Extension and Payment Delay	Total
	(In thousands)		
Real estate mortgage:			
Commercial	$ 9,671	$ 13,899	$ 23,570
Other residential	3,539	—	3,539
Total	$ 13,210	$ 13,899	$ 27,109

	Year Ended December 31, 2023	
	Loan Modifications That	
	Subsequently Defaulted	
	Amortized Cost Basis at	
	December 31, 2023	
	Term	
	Extension	Total
	(In thousands)	
Real estate mortgage:		
Other residential	$ 735	$ 735

Leases Receivable

We provide equipment financing to our customers primarily with operating and direct financing leases. For direct financing leases, lease receivables are recorded on the balance sheet, but the leased equipment is not, although we generally retain legal title to the leased equipment until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Direct financing leases are subject to our accounting for allowance for loan and lease losses. See Note 9. *Leases* for information regarding operating leases where we are the lessor.

The following table provides the components of leases receivable income for the period indicated:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Component of leases receivable income:			
Interest income on net investments in leases	$ 18,714	$ 16,671	$ 10,813

The following table presents the components of leases receivable as of the date indicated:

	December 31,	
	2024	2023
	(In thousands)	
Net Investment in Direct Financing Leases:		
Lease payments receivable	$ 202,815	$ 249,223
Unguaranteed residual assets	22,489	25,488
Deferred costs and other	1,955	2,715
Aggregate net investment in leases	$ 227,259	$ 277,426

The following table presents maturities of leases receivable as of the date indicated:

	December 31, 2024
	(In thousands)
Year Ending December 31,	
2025	$ 74,522
2026	57,810
2027	41,952
2028	27,079
2029	20,171
Thereafter	5,229
Total undiscounted cash flows	226,763
Less: Unearned income	(23,948)
Present value of lease payments	$ 202,815

Allowance for Loan and Lease Losses

The following tables present a summary of the activity in the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment for the years indicated:

	Year Ended December 31, 2024				
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)				
Allowance for Loan and Lease Losses:					
Balance, beginning of year	$ 186,827	$ 33,830	$ 45,156	$ 15,874	$ 281,687
Charge-offs	(63,117)	—	(26,322)	(5,504)	(94,943)
Recoveries	2,766	—	5,711	639	9,116
Net charge-offs	(60,351)	—	(20,611)	(4,865)	(85,827)
Provision	19,278	(22,890)	43,288	3,824	43,500
Balance, end of year	$ 145,754	$ 10,940	$ 67,833	$ 14,833	$ 239,360
Ending Allowance by					
Evaluation Methodology:					
Individually evaluated	$ 1,702	$ —	$ 3,706	$ —	$ 5,408
Collectively evaluated	$ 144,052	$ 10,940	$ 64,127	$ 14,833	$ 233,952
Ending Loans and Leases by					
Evaluation Methodology:					
Individually evaluated	$ 167,060	$ —	$ 19,831	$ —	$ 186,891
Collectively evaluated	13,260,599	3,172,293	6,758,998	402,882	23,594,772
Ending balance	$ 13,427,659	$ 3,172,293	$ 6,778,829	$ 402,882	$ 23,781,663

	Year Ended December 31, 2023				
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)				
Allowance for Loan and Lease Losses:					
Balance, beginning of year	$ 87,309	$ 52,320	$ 52,849	$ 8,254	$ 200,732
Initial ALLL on acquired PCD loans	21,968	328	3,193	134	25,623
Charge-offs	(47,370)	—	(13,661)	(2,397)	(63,428)
Recoveries	885	—	4,125	250	5,260
Net charge-offs	(46,485)	—	(9,536)	(2,147)	(58,168)
Provision	124,035	(18,818)	(1,350)	9,633	113,500
Balance, end of year	$ 186,827	$ 33,830	$ 45,156	$ 15,874	$ 281,687
Ending Allowance by					
Evaluation Methodology:					
Individually evaluated	$ —	$ —	$ —	$ —	$ —
Collectively evaluated	$ 186,827	$ 33,830	$ 45,156	$ 15,874	$ 281,687
Ending Loans and Leases by					
Evaluation Methodology:					
Individually evaluated	$ 47,007	$ —	$ 12,373	$ —	$ 59,380
Collectively evaluated	16,064,978	3,159,269	5,752,934	453,126	25,430,307
Ending balance	$ 16,111,985	$ 3,159,269	$ 5,765,307	$ 453,126	$ 25,489,687

The allowance for loan and lease losses decreased by $42.3 million in 2024 due primarily to $85.8 million of net charge-offs, offset partially by a provision for loan and lease losses of $43.5 million. For additional information regarding the calculation of the allowance for loan and lease losses using the CECL methodology, including discussion of forecasts used to estimate the allowance, please see Note 1(j). *Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment.*

A loan is considered collateral-dependent, and is individually evaluated for reserve purposes, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes collateral-dependent loans held for investment by collateral type as of the dates indicated:

	December 31,					
	2024			2023		
	Real Property	Business Assets	Total	Real Property	Business Assets	Total
	(In thousands)					
Real estate mortgage	$ 167,060	$ —	$ 167,060	$ 47,952	$ —	$ 47,952
Commercial	—	10,870	10,870	—	3,616	3,616
Total	$ 167,060	$ 10,870	$ 177,930	$ 47,952	$ 3,616	$ 51,568

Allowance for Credit Losses

The allowance for credit losses is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The reserve for unfunded loan commitments is included within "Accrued interest payable and other liabilities" on the consolidated balance sheets.

The following tables present a summary of the activity in the allowance for loan and lease losses and reserve for unfunded loan commitments for the years indicated:

	Year Ended December 31, 2024		
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)		
Balance, beginning of year	$ 281,687	$ 29,571	$ 311,258
Charge-offs	(94,943)	—	(94,943)
Recoveries	9,116	—	9,116
Net charge-offs	(85,827)	—	(85,827)
Provision	43,500	(500)	43,000
Balance, end of year	$ 239,360	$ 29,071	$ 268,431

	Year Ended December 31, 2023		
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)		
Balance, beginning of year	$ 200,732	$ 91,071	$ 291,803
Initial allowance on acquired PCD loans	25,623	—	25,623
Charge-offs	(63,428)	—	(63,428)
Recoveries	5,260	—	5,260
Net charge-offs	(58,168)	—	(58,168)
Provision	113,500	(61,500)	52,000
Balance, end of year	$ 281,687	$ 29,571	$ 311,258

NOTE 6. PREMISES AND EQUIPMENT, NET

The following table presents the components of premises and equipment as of the dates indicated:

	December 31,	
	2024	**2023**
	(In thousands)	
Land	$ 8,874	$ 8,874
Buildings	95,410	92,891
Furniture, fixtures and equipment	52,274	59,923
Leasehold improvements	78,326	79,857
Premises and equipment, gross	234,884	241,545
Less: accumulated depreciation and amortization	(92,338)	(94,747)
Premises and equipment, net	$ 142,546	$ 146,798

Depreciation and amortization expense was $15.2 million, $12.6 million, and $12.4 million for the years ended December 31, 2024, 2023, and 2022.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The unprecedented decline in economic conditions in the banking industry triggered by the failure of two large regional banks caused a significant decline in stock market valuations in March 2023, including our stock price. These triggering events indicated that goodwill related to our single reporting unit may be impaired and resulted in us performing a goodwill impairment assessment in the first quarter of 2023. We applied the market approach using an average share price of the Company's stock and a control premium to determine the fair value of the reporting unit. The control premium was based upon management's judgment using historical information of control premiums for completed bank acquisitions. As a result, we recorded a goodwill impairment of $1.4 billion in the first quarter of 2023 as the estimated fair value of equity was less than book value. This was a non-cash charge to earnings and had no impact on our regulatory capital ratios, cash flows or liquidity position.

During the year ended December 31, 2024, the Company recorded adjustments related to the Merger resulting in an increase to goodwill of $15.9 million, within the one-year measurement period subsequent to the acquisition date of November 30, 2023. These adjustments largely related to the estimated fair value of acquired loans.

In performing our annual goodwill impairment testing in the fourth quarter of 2024 we considered relevant events and circumstances that may affect the fair value or carrying amount of our reporting unit. The events and circumstances we considered included macroeconomic conditions, industry conditions, and our financial performance. Based on our qualitative assessment, we concluded that there were no conditions, changes in operations, or results that indicated a triggering event had occurred in the fourth quarter of 2024. Thus, a quantitative assessment was not required, and we determined that it was more likely than not that the fair value of the reporting unit was greater than its carrying value and there was no evidence of impairment.

The following table presents the changes in the carrying amount of goodwill for the years indicated:

	Goodwill
	(In thousands)
Balance, December 31, 2022	$ 1,376,736
Impairment	(1,376,736)
Addition from the Merger with PacWest Bancorp	198,627
Balance, December 31, 2023	$ 198,627
Purchase accounting adjustments - Merger with PacWest Bancorp	15,894
Balance, December 31, 2024	$ 214,521

Our other intangible assets with definite lives are CDI and CRI. CDI and CRI are amortized on an accelerated basis over their respective estimated useful lives and reviewed for impairment at least quarterly. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.

The following table presents the changes in CDI and CRI and the related accumulated amortization for the years indicated:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Gross Amount of CDI and CRI:						
Balance, beginning of year	$	236,264	$	91,550	$	133,850
Addition from the PacWest Bancorp merger		—		145,464		—
Fully amortized portion		(57,500)		(750)		(42,300)
Balance, end of year		178,764		236,264		91,550
Accumulated Amortization:						
Balance, beginning of year		(70,787)		(60,169)		(88,893)
Amortization expense		(32,533)		(11,368)		(13,576)
Fully amortized portion		57,500		750		42,300
Balance, end of year		(45,820)		(70,787)		(60,169)
Net CDI and CRI, end of year	$	132,944	$	165,477	$	31,381

There was no impairment of CDI and CRI for the years ended December 31, 2024, 2023, and 2022.

The following table presents the estimated aggregate future amortization expense for our current CDI and CRI as of the date indicated:

	December 31, 2024	
	(In thousands)	
Year Ending December 31,		
2025	$	27,657
2026		24,412
2027		21,166
2028		17,920
2029		14,675
Thereafter		27,114
Net CDI and CRI	$	132,944

NOTE 8. OTHER ASSETS

The following table presents the detail of our other assets as of the dates indicated:

Other Assets	December 31,	
	2024	**2023**
	(In thousands)	
Investments:		
LIHTC investments	$ 295,964	$ 347,478
SBIC investments	109,636	105,433
Alternative energy partnerships (HLBV investments)	17,472	18,442
Other equity and CRA investments	143,152	156,957
Total investments	566,224	628,310
Interest receivable	125,469	138,522
Operating lease ROU assets, net [1]	100,092	133,126
Prepaid expenses	39,432	43,498
Taxes receivable	18,009	34,268
Foreclosed assets, net	9,734	7,394
Equity warrants [2]	3,763	3,689
Other receivables/assets	51,231	142,442
Total other assets	$ 913,954	$ 1,131,249

_____

[1]   See Note 9. *Leases* for further details regarding the operating lease ROU assets.
[2]   See Note 15. *Fair Value Measurements* for information regarding equity warrants.

Investments

The Company invests as a limited partner in LIHTC partnerships that operate qualified affordable housing projects and generate tax benefits for investors, including federal low income housing tax credits. The partnerships are deemed to be VIEs because they do not have sufficient equity investment at risk and are structured with non-substantive voting rights; however, we are not the primary beneficiary of the VIEs and do not consolidate them. We amortize the investment in proportion to the allocated tax benefits using the proportional amortization method of accounting and record such benefits net of investment amortization in income tax expense.

The Company also invests as a limited partner in SBIC investments. All of our SBIC investments meet the definition of investment companies as defined in ASC 946. We elected the practical expedient available in Topic 820 which permits the use of NAV per share or equivalent to value investments in entities that are or are similar to investment companies. SBICs are required to value and report their investments at estimated fair value. We record the unrealized gains and losses resulting from changes in the fair value of our SBIC investments in "Noninterest income - Other income" on the consolidated statements of earnings (loss). The carrying value of our SBIC investments is equal to the capital account balance per each SBIC entities' quarterly financial statements.

We invest in, and are a limited partner, in partnerships that were formed to invest in newly installed residential and commercial solar leases and power purchase agreements. As a result of our investments, we have the right to certain investment tax credits and tax depreciation benefits, and to a lesser extent, cash flows generated from the installed solar systems leased to consumers for a fixed period of time. We account for these investments using the HLBV method, where an investor determines its share of an investee's net earnings by comparing its claim on the investee's book value at the beginning and end of the period, assuming the investee were to liquidate all assets at their U.S. GAAP amounts and distribute the resulting cash to creditors and investors under their respective priorities.

Other equity and CRA investments consist of both equity investments with and without readily determinable fair values. The Company's equity investments without readily determinable fair values include investments in privately held companies, limited partnerships, entities from which we issued trust preferred securities, CRA-related loan pool investments, and CRA-related equity investments. The CRA-related loan pool and equity investments primarily consist of investments in partnerships which provide affordable housing and participations in loan pools which provide low-cost loans to low and moderate income applicants. We measure our equity investments without readily determinable fair values using the measurement alternative. Carrying values of these investments are adjusted to fair value upon observable transactions for identical or similar investments of the same issuer. Unrealized and realized gains and losses on equity investments without readily determinable fair values are recorded in "Noninterest income - Other income" on the consolidated statements of earnings (loss).

The Company's equity investments with readily determinable fair values include investments in public companies, often from the exercise of warrants, and publicly-traded mutual funds. Unrealized and realized gains and losses on equity investments with readily determinable fair values are recorded in "Noninterest income - Other income" on the consolidated statements of earnings (loss).

Foreclosed Assets

Foreclosed assets include OREO and repossessed non-real estate assets. Foreclosed assets are initially recorded at the estimated fair value of the asset, based on current independent appraisals obtained at the time of acquisition, less estimated costs to sell, including senior obligations such as delinquent property taxes. The excess of the recorded loan balance over the estimated fair value of the asset at the time of acquisition less estimated costs to sell is charged to the allowance for loan and lease losses.

NOTE 9. LEASES

We determine if an arrangement is a lease at inception by assessing whether there is an identified asset, and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. ASC Topic 842 also requires a lessee to classify a lease as either finance or operating.

ROU assets represent a lessee's right to use an underlying asset for the lease term and lease liabilities represent a lessee's obligation to make lease payments arising from the lease. We amortize the operating lease ROU assets and record interest expense on the operating lease liabilities over the lease terms.

Operating leases with a term of more than one year are included in operating lease ROU assets and operating lease liabilities, which are reported in "Other assets" and "Accrued interest payable and other liabilities" on the Company's consolidated balance sheets. Short-term leases (initial term of less than 12 months) are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which are accounted for as a single lease component. Most leases include one or more options to renew, with renewal terms that can extend the lease from one to ten years. The exercise of lease renewal options is at our sole discretion. Some of our leases also include termination options. We have determined that we do not meet the reasonably certain threshold to exercise any renewal or termination options, therefore our lease terms do not reflect any optional periods. We rent or sublease certain office space to third parties. Our subleases consist of operating leases for offices that we have fully or partially vacated.

Certain of our lease agreements also include rental payments that adjust periodically based on changes in the CPI. We initially measured our lease payments using the index at the lease commencement date. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI. Our lease agreements do not contain any purchase options, residual value guarantees, or restrictive covenants.

Operating Leases as a Lessee

Our lease expense is a component of "Occupancy expense" on our consolidated statements of earnings (loss). The following table presents the components of lease expense for the years indicated:

		Year Ended December 31,				
		2024		2023		2022
		(In thousands)				
Operating Lease Expense:						
Fixed costs	$	33,298	$	33,672	$	33,323
Variable costs		524		217		129
Short-term lease costs		625		831		1,466
Sublease income		(4,753)		(2,081)		(4,048)
Net lease expense	$	29,694	$	32,639	$	30,870

The following table presents supplemental cash flow information related to leases for the years indicated:

		Year Ended December 31,				
		2024		2023		2022
		(In thousands)				
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	37,333	$	37,064	$	35,677
ROU assets obtained in exchange for lease obligations:						
Operating leases	$	5,429	$	39,985	$	39,661

The following table presents supplemental balance sheet and other information related to operating leases as of the date indicated:

		December 31,		
		2024		2023
		(Dollars in thousands)		
Operating leases:				
Operating lease right-of-use assets, net	$	100,092	$	133,126
Operating lease liabilities	$	124,355	$	161,308
Weighted average remaining lease term (in years)		5.9		6.1
Weighted average discount rate		3.53 %		3.40 %

The following table presents the maturities of operating lease liabilities as of the date indicated:

		December 31, 2024
		(In thousands)
Year Ending December 31,		
2025	$	31,869
2026		27,874
2027		20,781
2028		16,565
2029		12,210
Thereafter		29,359
Total operating lease liabilities		138,658
Less: Imputed interest		(14,303)
Present value of operating lease liabilities	$	124,355

Operating Leases as a Lessor

We provide equipment financing to our customers through operating leases where we facilitate the purchase of equipment leased to our customers. The equipment is shown on our consolidated balance sheets as "Equipment leased to others under operating leases" and is depreciated to its estimated residual value at the end of the lease term, shown as "Leased equipment depreciation" in the consolidated statements of earnings (loss), according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as "Leased equipment income" in the consolidated statements of earnings (loss). The valuation of equipment is tested periodically for impairment. No impairment was recorded on "Equipment leased to others under operating leases" for the years ended December 31, 2024 and 2023.

The following table presents the contractual rental payments to be received on operating leases as of the date indicated:

	December 31, 2024
	(In thousands)
Year Ending December 31,	
2025	$ 39,062
2026	36,068
2027	29,103
2028	24,977
2029	23,470
Thereafter	45,234
Total undiscounted cash flows	$ 197,914

NOTE 10. DEPOSITS

The following table presents the components of interest-bearing deposits as of the dates indicated:

	December 31,	
Deposit Composition	**2024**	**2023**
	(In thousands)	
Interest checking	$ 7,610,705	$ 7,808,764
Money market	5,361,635	6,187,889
Savings	1,933,232	1,997,989
Time deposits $250,000 and under	3,468,376	5,526,396
Time deposits over $250,000	1,098,048	1,106,477
Total interest-bearing deposits	$ 19,471,996	$ 22,627,515

Brokered time deposits totaled $2.1 billion and $3.5 billion at December 31, 2024 and 2023. Brokered non-maturity deposits totaled $0.6 billion and $1.1 billion at December 31, 2024 and 2023.

The following table summarizes the maturities of time deposits as of the date indicated:

| | Time Deposits | | |
	$250,000 and Under	Over $250,000	Total
December 31, 2024			
	(In thousands)		
Year of Maturity:			
2025	$ 3,019,260	$ 1,029,692	$ 4,048,952
2026	444,699	63,888	508,587
2027	3,250	3,410	6,660
2028	802	793	1,595
2029	365	265	630
Thereafter	—	—	—
Total	$ 3,468,376	$ 1,098,048	$ 4,566,424

NOTE 11. BORROWINGS AND SUBORDINATED DEBT

Borrowings

The following table summarizes our borrowings as of the dates indicated:

| | December 31, | | | |
| | 2024 | | 2023 | |
Borrowing Type	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)			
FHLB secured advances	$ 1,100,000	3.93 %	$ —	— %
Senior notes	174,000	5.25 %	174,000	5.25 %
Credit-linked notes	118,838	15.29 %	123,116	16.02 %
Bank Term Funding Program	—	— %	2,618,300	4.37 %
Total borrowings	1,392,838	5.06 %	2,915,416	4.92 %
Acquisition discount on senior notes	(1,024)		(4,094)	
Total borrowings, net [1]	$ 1,391,814		$ 2,911,322	

_____

(1) All borrowings were held at the Bank level with the exception of the 5.25% Senior Notes due April 2025 ("Senior Notes"), which were issued at the holding company level.

The Bank has established secured and unsecured lines of credit under which it may borrow funds from time to time on a term or overnight basis from the FHLB, the FRBSF, and other financial institutions.

FHLB Secured Line of Credit. The Bank had secured financing capacity with the FHLB of $6.9 billion as of December 31, 2024, collateralized by a blanket lien on $10.5 billion of qualifying loans and $19.8 million of securities. As of December 31, 2024, there were $527.9 million in letters of credit pledged and $1.1 billion balances outstanding. As of December 31, 2023, there were $243.8 million in letters of credit pledged and no balances outstanding,

The following table presents the interest rates and maturity dates of FHLB secured advances as of the dates indicated:

	December 31, 2024		
	Balance	**Rate**	**Maturity Date**
	(Dollars in thousands)		
Term advance	$ 150,000	4.59 %	6/26/2026
Term advance	150,000	4.63 %	5/28/2027
Term advance	150,000	4.63 %	6/3/2027
Term advance	150,000	4.39 %	6/3/2027
Callable term advance	500,000	3.18 %	9/18/2034
Total FHLB secured advances	$ 1,100,000	3.93 %	

FRBSF Secured Line of Credit. The Bank has a secured line of credit with the FRBSF. As of December 31, 2024, the Bank had secured borrowing capacity of $6.3 billion collateralized by liens covering $5.9 billion of qualifying loans and $1.5 billion of securities. As of December 31, 2024 and 2023, there was no balances outstanding.

Senior Notes. The Senior Notes are unsecured debt obligations and rank equally with our other present and future unsecured unsubordinated obligations. We make interest payments on the Senior Notes semi-annually in arrears. We have the option to redeem the Senior Notes either in whole or in part on or after January 15, 2025 (i.e., 90 days prior to the maturity date of April 15, 2025). Notification of no less than 30 nor more than 60 days is required for redemption. The Senior Notes will be redeemable at a price equal to 100% of the principal amount of the Senior Notes to be redeemed plus accrued and unpaid interest to the date of redemption.

Line of Credit Arrangement with Commercial Bank. On December 23, 2024, Banc of California, Inc. completed an unsecured revolving line of credit agreement with a correspondent bank for $50.0 million. The rate is based on 1-month SOFR plus a spread of 2.25% basis points. As of December 31, 2024, there was no balance outstanding.

Credit-Linked Notes. On September 29, 2022, legacy Pacific Western Bank completed a credit-linked notes transaction. The notes were issued in five classes, each with an interest rate of SOFR plus a spread that ranges from 8.00% to 13.25%, with a weighted average spread of 10.73% at December 31, 2024. The notes are linked to the credit risk of an approximately $2.34 billion reference pool of previously purchased single-family residential mortgage loans at December 31, 2024. The notes are due June 27, 2052. Principal payments on the notes are based only on principal that is actually collected on these loans. The notes are reported at fair value of $118.8 million at December 31, 2024. See Note 3. *Restricted Cash* for information regarding the collateral for the notes and Note 14. *Fair Value Option* for additional information.

FRBSF Bank Term Funding Program. In March of 2023, the Bank participated in the FRBSF Bank Term Funding Program. As of December 31, 2024, there was no balance outstanding. As of December 31, 2023, the balance outstanding was $2.6 billion consisting of two term advances maturing in March 2024.

Federal Funds Arrangements with Commercial Banks. As of December 31, 2024, the Bank had unsecured lines of credit of $265.0 million in the aggregate with several correspondent banks for the purchase of overnight funds, subject to availability of funds. These lines are renewable annually and have no unused commitment fees. As of December 31, 2024 and December 31, 2023, there were no balances outstanding. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2024 and December 31, 2023, the were no balances outstanding.

The following table summarizes the terms of each issuance of subordinated debt outstanding as of the dates indicated:

| | December 31, | | | | | | |
Series	2024		2023		Issue Date	Maturity Date	Rate Index (Quarterly Reset)
	Balance	Rate [1]	Balance	Rate [1]			
	(Dollars in thousands)						
Subordinated notes, net [2][7]	$ 381,185	3.25 %	$ 380,651	3.25 %	4/30/2021	5/1/2031	Fixed rate [3]
Subordinated notes	75,000	4.375 %	75,000	4.375 %	10/30/2020	10/30/2030	Fixed rate [6]
Trust V	10,310	7.71 %	10,310	8.74 %	8/15/2003	9/17/2033	3-month Term SOFR + 3.10
Trust VI	10,310	7.67 %	10,310	8.70 %	9/3/2003	9/15/2033	3-month Term SOFR + 3.05
Trust CII	5,155	7.56 %	5,155	8.59 %	9/17/2003	9/17/2033	3-month Term SOFR + 2.95
Trust VII	61,856	7.60 %	61,856	8.40 %	2/5/2004	4/23/2034	3-month Term SOFR + 2.75
Trust CIII	20,619	6.31 %	20,619	7.34 %	8/15/2005	9/15/2035	3-month Term SOFR + 1.69
Trust FCCI	16,495	6.22 %	16,495	7.25 %	1/25/2007	3/15/2037	3-month Term SOFR + 1.60
Trust FCBI	10,310	6.17 %	10,310	7.20 %	9/30/2005	12/15/2035	3-month Term SOFR + 1.55
Trust CS 2005-1	82,475	6.57 %	82,475	7.60 %	11/21/2005	12/15/2035	3-month Term SOFR + 1.95
Trust CS 2005-2	128,866	6.80 %	128,866	7.60 %	12/14/2005	1/30/2036	3-month Term SOFR + 1.95
Trust CS 2006-1	51,545	9.95 %	51,545	10.45 %	2/22/2006	4/30/2036	Prime + 1.95
Trust CS 2006-2	51,550	6.80 %	51,550	7.60 %	9/27/2006	10/30/2036	3-month Term SOFR + 1.95
Trust CS 2006-3 [4]	26,687	5.10 %	28,453	6.00 %	9/29/2006	10/30/2036	3-month EURIBOR + 2.05
Trust CS 2006-4	16,470	9.95 %	16,470	10.45 %	12/5/2006	1/30/2037	Prime + 1.95
Trust CS 2006-5	6,650	6.80 %	6,650	7.60 %	12/19/2006	1/30/2037	3-month Term SOFR + 1.95
Trust CS 2007-2	39,177	6.80 %	39,177	7.60 %	6/13/2007	7/30/2037	3-month Term SOFR + 1.95
PMB Statutory Trust III	7,217	7.99 %	7,217	9.02 %	9/16/2002	9/26/2032	3-month Term SOFR + 3.40
PMB Capital Trust III	10,310	6.89 %	10,310	7.66 %	10/4/2004	10/8/2034	3-month Term SOFR + 2.00
Total subordinated debt	1,012,187	5.48 %	1,013,419	5.93 %			
Acquisition discount [5]	(70,264)		(76,820)				
Total subordinated debt, net	$ 941,923		$ 936,599				

_____

(1) Rates do not include the effects of discounts and issuance costs.
(2) Net of unamortized issuance costs of $3.8 million.
(3) Interest rate is fixed until May 1, 2026, when it changes to a floating rate and resets quarterly equal to 3-month Term SOFR, plus a spread of 252 basis points.
(4) Denomination is in Euros with a value of €25.8 million.
(5) Amount represents the fair value adjustment on trust preferred securities assumed in acquisitions.
(6) Interest rate is fixed until October 30, 2025, when it changes to a floating rate equal to 3-month Term SOFR, plus a spread of 419.5 basis points.
(7) Subordinated notes, net issued at the Bank level rather than the holding company level.

NOTE 12. DERIVATIVES

We use derivative instruments and other risk management techniques to reduce our exposure to adverse fluctuations in interest rates and foreign currency exchange rates in accordance with our risk management policies and for certain loan clients to allow them to hedge the risk of rising interest rates and on their variable rate loans.

Our derivatives are carried at fair value and recorded in "Other assets" or "Accrued interest payable and other liabilities," as appropriate, in the consolidated balance sheets. On the date we enter into a derivative contract, the derivative is designated as a fair value hedge, cash flow hedge, or a hedge designation is not made as it is a customer-related transaction. When a derivative is designated as a fair value hedge or cash flow hedge, the Company performs an assessment at inception, and at least quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the fair value or cash flows of the hedged items.

The following table presents the U.S. dollar notional amounts and fair values of our derivative instruments included in the consolidated balance sheets as of the dates indicated:

	December 31, 2024			December 31, 2023		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
		Asset	Liability		Asset	Liability
			(In thousands)			
Derivatives Designated as Hedging Instruments:						
Cash flow hedges	$ 300,000	$ 1,442	$ —	$ 300,000	$ —	$ 4,090
Derivatives Not Designated as Hedging Instruments:						
Interest rate contracts	192,405	6,516	6,428	168,850	6,426	6,331
Foreign exchange contracts	36,155	515	1,134	45,742	1,883	128
Equity warrant assets	16,066	3,763	—	17,008	3,689	—
Total contracts	$ 544,626	$ 12,236	$ 7,562	$ 531,600	$ 11,998	$ 10,549

Cash Flow Hedge

Cash flow hedges included pay-fixed, receive-floating interest rate swap contracts with notional amounts aggregating $300.0 million, five-year terms, and varying maturity dates throughout 2028. These swap contracts were entered into with institutional counterparties to hedge against variability in cash flow attributable to interest rate risk on a portion of the Company's borrowings. The cash flow hedges were deemed highly effective at inception and thereafter. For derivatives designated as cash flow hedges, the portion of changes in fair value considered to be highly effective are reported as a component of AOCI on the consolidated balance sheets until the related cash flows from the hedged items are recognized in earnings. As of December 31, 2024, the fair value of the cash flow hedges represented a net asset of $1.4 million, related to which a gain of $0.1 million (net of tax) was included in AOCI. The estimated amount to be reclassified in the next 12 months out of AOCI into earnings is $0.4 million.

Terminated Cash Flow Hedge

The Company terminated all of the pay-fixed, receive floating interest rate swap contracts classified as cash flow hedges with notional amounts of $355.0 million entered into during 2024. At December 31, 2024, we had a pre-tax net loss of $1.0 million deferred in AOCI related to terminated cash flow hedges. Amounts deferred in AOCI from terminated cash flow hedges will be amortized into interest expense through the original maturity dates of the hedges as long as the hedged forecasted transactions continue to be expected to occur.

The following schedule summarizes amounts deferred in AOCI related to terminated cash flow hedges that will be fully classified into interest expense by the third quarter of 2025:

	2025
	(In thousands)
Period AOCI Amortization for Terminated Cash Flow Hedges:	
First quarter	$ 467
Second quarter	319
Third quarter	191
Total	$ 977

Other Interest Rate Swaps, Foreign Exchange Contracts, and Equity Warrant Assets Not Designated for Hedge Accounting

The Company offers borrowers interest rate swaps under a "back-to-back" loan hedging program and offsets these "pay floating/receive fixed" contracts with borrowers with "receive floating/pay fixed" swaps with counterparty banks. The total notional balance of these offsetting hedging contracts was $192.4 million at December 31, 2024.

The Company has also hedged the interest rate risk and foreign currency risk on €25.8 million of subordinated debt utilizing a combined cross currency swap/interest rate swap, which has had the effect of hedging the foreign currency risk and fixing the Euribor-based floating rate instrument at a fixed rate of 2.76% through July 2025. For the year ended December 31, 2024, changes in fair value and fees recorded to "Noninterest income" in the consolidated statements of earnings (loss) were immaterial.

See Note 15. *Fair Value Measurements* for additional information regarding equity warrant assets.

For further information regarding our derivatives, see Note 1. *Nature of Operations and Summary of Significant Accounting Policies.*

NOTE 13. COMMITMENTS AND CONTINGENCIES

The following table presents a summary of commitments described below as of the dates indicated:

		December 31,		
		2024		2023
		(In thousands)		
Loan commitments to extend credit	$	4,887,690	$	5,578,907
Standby letters of credit		201,768		252,572
Total	$	5,089,458	$	5,831,479

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement that the Company has in particular classes of financial instruments.

Commitments to extend credit are contractual agreements to lend to our customers when customers are in compliance with their contractual credit agreements and when customers have contractual availability to borrow under such agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The estimated exposure to loss from these commitments is included in the reserve for unfunded loan commitments, which amounted to $29.1 million at December 31, 2024 and $29.6 million at December 31, 2023.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. We provide standby letters of credit in conjunction with several of our lending arrangements and property lease obligations. Most guarantees expire within one year from the date of issuance. If a borrower defaults on its commitments subject to any letter of credit issued under these arrangements, we would be required to meet the borrower's financial obligation but would seek repayment of that financial obligation from the borrower. In some cases, borrowers have pledged cash and investment securities as collateral under these arrangements.

Additionally, we have commitments to invest in SBICs that call for capital contributions up to an amount specified in the partnership agreements, and in CRA-related loan pools. As of December 31, 2024 and 2023, such commitments totaled $79.7 million and $94.5 million.

The following table presents the years in which commitments are expected to be paid for our commitments to contribute capital to SBICs and CRA-related loan pools as of the date indicated:

		December 31, 2024
		(In thousands)
Year Ending December 31,		
2025	$	39,843
2026		39,843
Total	$	79,686

Legal Matters

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon information currently available to us, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company's financial statements or operations. The range of any reasonably possible liabilities is also not significant.

NOTE 14. FAIR VALUE OPTION

The Company may elect to report financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. The election is made upon the initial recognition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not otherwise be revoked once an election is made. The changes in fair value are recorded in "Noninterest income" on the consolidated statements of earnings. However, movements in debt valuation adjustments are reported as a component of "Accumulated other comprehensive loss, net" on the consolidated balance sheets. Debt valuation adjustments represent the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk.

Fair Value Option for Certain Debt Liabilities

The Company has elected the fair value option for the credit-linked notes issued in September 2022. The Company elected the fair value option because these exposures are considered to be structured notes, which are financial instruments that contain embedded derivatives. The notes are linked to the credit risk of an approximately $2.34 billion reference pool of previously purchased single-family residential mortgage loans at December 31, 2024. The principal balance of the credit-linked notes was $119.1 million at December 31, 2024. The carrying value of the credit-linked notes at December 31, 2024 was $118.8 million, which approximated the fair value. For the years ended December 31, 2024, 2023, and 2022, interest expense on the credit-linked notes totaled $19.8 million, $20.2 million, and $4.7 million, respectively, and is recorded in "Interest expense - Borrowings" on the consolidated statements of earnings (loss).

The following table presents the changes in fair value of the credit-linked notes for the which the fair value option has been elected for the years indicated:

	Year Ended December 31,		
Credit-Linked Notes	**2024**	**2023**	**2022**
	(In thousands)		
Changes in fair value - gains (losses) included in earnings	$ 1,411	$ (5,404)	$ (911)
Changes in fair value - other comprehensive (loss) income	$ (2,589)	$ 7,794	$ —

The following table provides information about the credit-linked notes carried at fair value as of the dates indicated:

	December 31,	
Credit-Linked Notes	**2024**	**2023**
	(In thousands)	
Carrying value reported on the consolidated balance sheets	$ 118,838	$ 123,116
Aggregate unpaid principal balance in excess of (less than) fair value	$ 301	$ 1,479

NOTE 15. FAIR VALUE MEASUREMENTS

ASC Topic 820, "*Fair Value Measurement*," defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Observable inputs other than Level 1, including quoted prices for similar assets and liabilities in active markets, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. This category generally includes agency residential CMOs, agency commercial and residential MBS, municipal securities, collateralized loan obligations, registered publicly rated private label CMOs, corporate debt securities, SBA securities, and asset-backed securitizations.

- Level 3: Inputs to a valuation methodology that are unobservable, supported by little or no market activity, and significant to the fair value measurement. These valuation methodologies generally include pricing models, discounted cash flow models, or a determination of fair value that requires significant management judgment or estimation. This category also includes observable inputs from a pricing service not corroborated by observable market data, and includes some of our corporate debt securities, and our equity warrants and credit-linked notes.

We use fair value to measure certain assets and liabilities on a recurring basis, primarily AFS securities and derivatives. For assets measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered "nonrecurring" for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for individually evaluated loans and leases and OREO and also to record impairment on certain assets, such as goodwill, CDI, and other long-lived assets.

The Company also holds SBIC investments measured at fair value using the NAV per share practical expedient that are not required to be classified in the fair value hierarchy. At December 31, 2024, the fair value of these investments was $109.6 million.

The following tables present information on the assets and liabilities measured and recorded at fair value on a recurring basis as of the dates indicated:

Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
		Fair Value Measurements as of December 31, 2024		
		(In thousands)		
Securities available-for-sale:				
Agency residential MBS	$ 861,840	$ —	$ 861,840	$ —
Agency commercial MBS	51,564	—	51,564	—
Agency residential CMOs	446,631	—	446,631	—
Municipal securities	594	—	594	—
Corporate debt securities	257,712	—	255,582	2,130
Private label residential CMOs	316,910	—	316,910	—
Collateralized loan obligations	279,416	—	279,416	—
Private label commercial MBS	12,372	—	12,372	—
Asset-backed securities	15,600	—	15,600	—
SBA securities	4,200	—	4,200	—
Total securities available-for-sale	$ 2,246,839	$ —	$ 2,244,709	$ 2,130
Equity investments with readily determinable fair values	$ 3	$ 3	$ —	$ —
Derivatives [1]:				
Derivative assets:				
Cash flow hedges	1,442	—	1,442	—
Interest rate and foreign exchange contracts	7,031	—	7,031	—
Equity warrants	3,763	—	—	3,763
Derivative liabilities:				
Interest rate and foreign exchange contracts	7,562	—	7,562	—
Credit-linked notes	118,838	—	—	118,838

_____

(1)   For information regarding derivative instruments, see Note 12. *Derivatives*.

Measured on a Recurring Basis	Total		Level 1		Level 2		Level 3	
				(In thousands)				
Securities available-for-sale:								
Agency residential MBS	$	1,187,609	$	—	$	1,187,609	$	—
Municipal securities		28,083		—		28,083		—
Agency commercial MBS		253,306		—		253,306		—
Agency residential CMOs		284,334		—		284,334		—
U.S. Treasury securities		4,968		4,968		—		—
Corporate debt securities		267,232		—		226,983		40,249
Private label commercial MBS		20,813		—		20,813		—
Collateralized loan obligations		108,416		—		108,416		—
Private label residential CMOs		158,412		—		158,412		—
Asset-backed securities		19,952		—		19,952		—
SBA securities		13,739		—		13,739		—
Total securities available-for-sale	$	2,346,864	$	4,968	$	2,301,647	$	40,249
Equity investments with readily determinable fair values	$	1	$	1	$	—	$	—
Derivatives [1]:								
Derivative assets:								
Interest rate and foreign exchange contracts		8,309		—		8,309		—
Equity warrants		3,689		—		—		3,689
Derivative liabilities:								
Cash flow hedges		4,090		—		4,090		—
Interest rate and foreign exchange contracts		6,459		—		6,459		—
Credit-linked notes		123,116		—		—		123,116

Fair Value Measurements as of December 31, 2023

_____

(1) For information regarding derivative instruments, see Note 12. *Derivatives*.

During the year ended December 31, 2024, there was a $21,000 transfer from Level 3 equity warrants to Level 1 equity investments with readily determinable fair values measured on a recurring basis. There was also an $38.1 million transfer of corporate debt securities from Level 3 to Level 2 during the year ended December 31, 2024.

The following table presents information about quantitative inputs and assumptions used to determine the fair values provided by our third-party pricing service for our Level 3 corporate debt securities available-for-sale measured at fair value on a recurring basis as of the date indicated:

	December 31, 2024	
	Corporate Debt Securities	
Unobservable Inputs	**Input or Range of Inputs**	**Weighted Average Input [1]**
Spread to 10 Year Treasury	6.4% - 9.5%	7.9%
Discount rates	11.0% - 14.1%	12.5%

_____

(1) Unobservable inputs for corporate debt securities were weighted by the relative fair values of the instruments.

The following table presents information about the quantitative inputs and assumptions used in the modified Black-Scholes option pricing model to determine the fair value for our Level 3 equity warrants measured at fair value on a recurring basis as of the date indicated:

| | December 31, 2024 | |
| | Equity Warrants | |
Unobservable Inputs	Range of Inputs	Weighted Average Input [1]
Volatility	22.7% - 169.0%	25.4%
Risk-free interest rate	4.2% - 4.4%	4.3%
Remaining life assumption (in years)	0.08 - 5.00	3.29

_____

(1) Unobservable inputs for equity warrants were weighted by the relative fair values of the instruments.

The following table summarizes activity for our Level 3 corporate debt securities available-for-sale measured at fair value on a recurring basis for the years indicated:

| | Year Ended December 31, | |
| Level 3 Corporate Debt Securities | 2024 | 2023 |
	(In thousands)	
Balance, beginning of year	$ 40,249	$ —
Total included in other comprehensive income	30	(11,501)
Transfer from Level 2	—	51,750
Transfer to Level 2	(38,149)	—
Balance, end of year	$ 2,130	$ 40,249
Unrealized net gains (losses) for the period included in other comprehensive income for securities held at quarter-end	$ (870)	$ (11,501)

The following table summarizes activity for our Level 3 equity warrants measured at fair value on a recurring basis for the years indicated:

| | Year Ended December 31, | | |
| Level 3 Equity Warrants | 2024 | 2023 | 2022 |
	(In thousands)		
Balance, beginning of year	$ 3,689	$ 4,048	$ 3,555
Total included in earnings	408	(718)	2,490
Exercises and settlements [1]	(829)	(218)	(2,675)
Issuances	516	613	696
Transfers to Level 1 (equity investments with readily determinable fair values)	(21)	(36)	(18)
Balance, end of year	$ 3,763	$ 3,689	$ 4,048

_____

(1) Includes the exercise of warrants that upon exercise become equity securities in public companies. These are often subject to lock-up restrictions that must be met before the equity security can be sold, during which time they are reported as equity investments with readily determinable fair values.

The following table summarizes activity for our Level 3 credit-linked notes measured at fair value on a recurring basis for the year indicated:

Level 3 Credit-Linked Notes	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Balance, beginning of year	$	123,116	$	132,030	$	—
Total included in earnings		(1,411)		5,404		911
Total included in other comprehensive income		2,589		(7,794)		—
Issuances		—		—		132,815
Principal payments		(5,456)		(6,524)		(1,696)
Balance, end of year	$	118,838	$	123,116	$	132,030

The following tables present assets measured at fair value on a non-recurring basis as of the dates indicated:

Measured on a Non-Recurring Basis	Fair Value Measurement as of December 31, 2024							
	Total		**Level 1**		**Level 2**		**Level 3**	
	(In thousands)							
Individually evaluated loans and leases	$	58,948	$	—	$	45,962	$	12,986
OREO		3,372		—		3,372		—
Total non-recurring	$	62,320	$	—	$	49,334	$	12,986

Measured on a Non-Recurring Basis	Fair Value Measurement as of December 31, 2023							
	Total		**Level 1**		**Level 2**		**Level 3**	
	(In thousands)							
Individually evaluated loans and leases	$	6,402	$	—	$	4,051	$	2,351
OREO		3,422		—		3,422		—
Total non-recurring	$	9,824	$	—	$	7,473	$	2,351

The following table presents losses recognized on assets measured on a nonrecurring basis for the years indicated:

Loss on Assets Measured on a Non-Recurring Basis	Year Ended December 31,					
	2024		**2023**		**2022**	
	(In thousands)					
Individually evaluated loans and leases	$	35,699	$	4,403	$	6,532
OREO		983		1,307		29
Total net loss	$	36,682	$	5,710	$	6,561

The following table presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on a nonrecurring basis as of the date indicated:

Asset	Fair Value	Valuation Technique	Unobservable Inputs	Input or Range	Weighted Average
			December 31, 2024		
			(Dollars in thousands)		
Individually evaluated loans and leases	$ 5,815	Discounted cash flows	Discount rates	8.00% - 8.25%	8.03%
Individually evaluated loans and leases	7,171	Third-party appraisals	No discounts		
Total non-recurring Level 3	$ 12,986				

ASC Topic 825, "*Financial Instruments*," requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate such fair values. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the applicable disclosure requirements.

The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated:

	Carrying Amount	Estimated Fair Value Total	Level 1	Level 2	Level 3
		December 31, 2024			
		(In thousands)			
Financial Assets:					
Cash and due from banks	$ 192,006	$ 192,006	$ 192,006	$ —	$ —
Interest-earning deposits in financial institutions	2,310,206	2,310,206	2,310,206	—	—
Securities available-for-sale	2,246,839	2,246,839	—	2,244,709	2,130
Securities held-to-maturity	2,306,149	2,156,694	173,283	1,976,265	7,146
Investment in FRB and FHLB stock	147,773	147,773	—	147,773	—
Loans held for sale	26,331	26,562	—	26,562	—
Loans and leases held for investment, net	23,542,303	22,412,073	—	45,962	22,366,111
Equity investments with readily determinable fair values	3	3	3	—	—
Equity warrants	3,763	3,763	—	—	3,763
Cash flow hedges	1,442	1,442	—	1,442	—
Interest rate and foreign exchange contracts	7,031	7,031	—	7,031	—
Servicing rights	19,623	21,040	—	—	21,040
Financial Liabilities:					
Demand, checking, savings and money market deposits	22,625,485	22,625,485	—	22,625,485	—
Time deposits	4,566,424	4,556,575	—	4,556,575	—
Borrowings	1,391,814	1,382,742	—	1,263,904	118,838
Subordinated debt	941,923	901,532	—	901,532	—
Interest rate and foreign exchange contracts	7,562	7,562	—	7,562	—

	Carrying Amount	December 31, 2023 Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
		(In thousands)			
Financial Assets:					
Cash and due from banks	$ 202,427	$ 202,427	$ 202,427	$ —	$ —
Interest-earning deposits in financial institutions	5,175,149	5,175,149	5,175,149	—	—
Securities available-for-sale	2,346,864	2,346,864	4,968	2,301,647	40,249
Securities held-to-maturity	2,287,291	2,168,316	175,579	1,976,015	16,722
Investment in FHLB stock	126,346	126,346	—	126,346	—
Loans held for sale	122,757	126,646	—	126,646	—
Loans and leases held for investment, net	25,208,000	23,551,725	—	4,051	23,547,674
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	3,689	3,689	—	—	3,689
Interest rate and foreign exchange contracts	8,309	8,309	—	8,309	—
Servicing rights	22,174	22,174	—	—	22,174
Financial Liabilities:					
Demand, checking, savings and money market deposits	23,768,896	23,768,896	—	23,768,896	—
Time deposits	6,632,873	6,732,246	—	6,732,246	—
Borrowings	2,911,322	2,908,527	—	2,785,411	123,116
Subordinated debt	936,599	851,625	—	851,625	—
Cash flow hedges	4,090	4,090	—	4,090	—
Interest rate and foreign exchange contracts	6,459	6,459	—	6,459	—

The following is a description of the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820, "*Fair Value Measurement*") and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825).

Cash and due from banks. The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

Interest-earning deposits in financial institutions. The carrying amount is assumed to be the fair value given the short-term nature of these deposits.

Securities available-for-sale. AFS securities are measured and carried at fair value on a recurring basis, net of the allowance for credit losses. Unrealized gains and losses on AFS securities are reported as a component of "Accumulated other comprehensive loss, net" in the consolidated balance sheets. See Note 4. *Investment Securities* for further information on unrealized gains and losses on AFS securities.

Fair value for securities categorized as Level 1, which are publicly traded securities, are based on readily available quoted prices. In determining the fair value of the securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our securities, with the primary source being a nationally recognized pricing service. We review the market prices provided by the broker-dealer for our securities for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the securities. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

Our corporate debt securities ("the Level 3 AFS Securities") were categorized as Level 3 due in part to the inactive market for such securities. There is a wide range of prices quoted for our Level 3 AFS Securities among independent third party pricing services, and this range reflects the significant judgment being exercised over the assumptions and variables that determine the pricing of such securities. We consider this subjectivity relating to our Level 3 AFS Securities to be a significant unobservable input. Had significant changes in default expectations, loss severity factors, or discount rates occurred all together or in isolation, it would have resulted in different fair value measurements at December 31, 2024.

Securities held-to-maturity. HTM securities are carried at amortized cost, net of the allowance for credit losses. Fair value for securities categorized as Level 1, which are publicly traded securities, are based on readily available quoted prices. In determining the fair value of the securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our securities, with the primary source being a nationally recognized pricing service. We review the market prices provided by the broker-dealer for our securities for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the securities. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

FRB and FHLB stock. Investments in FRB and FHLB stock are recorded at cost and measured for impairment quarterly. Ownership of FRB and FHLB stock is restricted to member banks and the securities do not have a readily determinable market value. Purchases and sales of these securities are at par value with the issuer. The fair value of investments in FRB and FHLB stock is equal to the carrying amount.

Loans and leases. As loans and leases are not measured at fair value, the following discussion relates to estimating the fair value disclosures under ASC Topic 825. Fair values are measured using the exit price and are estimated for portfolios of loans and leases with similar characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate, term and line of credit, as well as interest-only and non-interest-only. To determine the exit price of a loan or lease, the cash flows are estimated using a model which utilizes future cash flows to calculate their present value using a discounting yield curve with additional spread to account for marked to market adjustments and credit and illiquidity premiums. For similar, homogeneous loans, management may make adjustments to the discount rate arrived at using the previously described methodology based upon the pricing for recent loan pool purchases and/or rates on recent originations.

Individually evaluated loans and leases. Defaulted loans and leases with outstanding balances greater than $250,000 are reviewed individually for expected credit loss, if any, and are recorded at fair value on a non-recurring basis. These defaulted loans and leases are excluded from the loan pools used within the collective evaluation of estimated credit losses. The criteria for default may include any one of the following: (1) on nonaccrual status, (2) payment delinquency of 90 days or more, (3) partial charge-off recognized, or (4) risk rated doubtful or loss.

To the extent a defaulted loan or lease is collateral dependent, we measure expected credit loss based on the estimated fair value of the underlying collateral. The fair value of each loan's collateral is generally based on estimated market prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral; such valuation inputs result in a nonrecurring fair value measurement that is categorized as a Level 2 measurement. The Level 2 measurement is based on appraisals obtained within the last 12 months and for which a charge-off was recognized or a change in the specific valuation allowance was made during the year ended December 31, 2024.

When adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable, and the fair value measurement is categorized as a Level 3 measurement. The individually evaluated loans and leases categorized as Level 3 also include unsecured loans and other secured loans whose fair values are based significantly on unobservable inputs such as the strength of a guarantor, including an SBA government guarantee, cash flows discounted at the effective loan rate, and management's judgment.

The individually evaluated loan and lease balances shown above as measured on a non-recurring basis represent those defaulted loans and leases for which expected credit loss was recognized during the year ended December 31, 2024. The amounts shown as net losses include the expected credit loss recognized during the year ended December 31, 2024, for the loan and lease balances shown.

OREO. The fair value of OREO is generally based on the lower of estimated market prices from independently prepared current appraisals or negotiated sales prices with potential buyers, less estimated costs to sell; such valuation inputs result in a fair value measurement that is categorized as a Level 2 measurement on a nonrecurring basis. As a matter of policy, appraisals are required annually and may be updated more frequently as circumstances require in the opinion of management. The Level 2 measurement for OREO is based on appraisals obtained within the last 12 months and for which a write-down was recognized during the year ended December 31, 2024.

When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value as a result of known changes in the market or the collateral and there is no observable market price, such valuation inputs result in a fair value measurement that is categorized as a Level 3 measurement. To the extent a negotiated sales price or reduced listing price represents a significant discount to an observable market price, such valuation input would result in a fair value measurement that is also considered a Level 3 measurement. The OREO losses disclosed are write-downs based on either a recent appraisal obtained after foreclosure or an accepted purchase offer by an independent third party received after foreclosure.

Equity warrants. Equity warrants with net settlement terms are received in connection with extending loan commitments to certain of our customers. We estimate the fair value of equity warrants using a Black-Scholes option pricing model to approximate fair market value. We typically classify our equity warrant derivatives in Level 3 of the fair value hierarchy.

Equity investments with readily determinable fair values. Our equity investments with readily determinable fair values include investments in public companies and publicly-traded mutual funds. Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded in "Noninterest income - Other income." Fair value measurements related to these investments are typically classified within Level 1 of the fair value hierarchy.

Deposits. Deposits are carried at historical cost. The fair values of deposits with no stated maturity, such as core deposits (defined as noninterest-bearing demand, interest checking, money market, and savings accounts) and wholesale non-maturity deposits, are equal to the amount payable on demand as of the balance sheet date and considered Level 2. The fair value of time deposits is based on the discounted value of contractual cash flows and considered Level 2. The discount rate is estimated using the borrowing rates currently offered by FHLB for similar remaining maturities. No value has been separately assigned to the Company's long-term relationships with its deposit customers, such as a core deposit intangible.

Borrowings. Borrowings are carried at amortized cost. The fair value of fixed-rate borrowings is estimated by discounting scheduled cash flows through the maturity dates or call dates, if applicable, using estimated market discount rates that reflect current rates offered for borrowings with similar remaining maturities and characteristics and are considered Level 2. Borrowings also include variable-rate credit-linked notes which are carried at fair value. Fair value is estimated by discounting the future expected cash flows by a rate which represents the interest rate spread at issuance adjusted to account for market movement between the issuance date and the valuation date. Since the future expected cash flows are determined based on the unique collateral and waterfall characteristics of our credit-linked notes, they are considered Level 3.

Subordinated debt. Subordinated debt is carried at amortized cost. The fair value of subordinated debt is determined using the price observations for comparable debts that is provided by a major broker-dealer and is considered Level 2.

Derivative assets and liabilities. Derivatives are carried at fair value on a recurring basis and primarily relate to forward exchange contracts which we enter into to manage foreign exchange risk. Our derivatives are principally traded in over-the-counter markets where quoted market prices are not readily available. Instead, the fair value of derivatives is estimated using market observable inputs such as foreign exchange forward rates, interest rate yield curves, volatilities and basis spreads. We also consider counter-party credit risk in valuing our derivatives. We typically classify our foreign exchange derivatives in Level 2 of the fair value hierarchy.

Commitments to extend credit. The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally not assignable by either the borrower or us, they only have value to the borrower and us. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table above because it is not material.

Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect income taxes or any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on what management believes to be reasonable judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimated fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of December 31, 2024, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

NOTE 16. INCOME TAXES

The following table presents the components of income tax expense for the years indicated:

		Year Ended December 31,			
		2024		2023	2022
		(In thousands)			
Current Tax Expense:					
Federal	$	45,554	$	34,219	$	63,833
State		1,156		3,387	44,734
Total current tax expense		46,710		37,606	108,567
Deferred Tax (Benefit) Expense:					
Federal		(6,082)		(238,865)	35,789
State		1,138		(110,942)	(401)
Total deferred tax (benefit) expense		(4,944)		(349,807)	35,388
Total income tax (benefit) expense	$	41,766	$	(312,201)	$	143,955

The following table presents a reconciliation of the recorded income tax expense to the amount of taxes computed by applying the applicable federal statutory income tax rates of 21% for 2024, 2023, and 2022 to earnings before income taxes:

		Year Ended December 31,			
		2024		2023	2022
		(In thousands)			
Computed expected income tax (benefit) expense at federal statutory rate	$	35,417	$	(464,381)	$	119,189
State tax (benefit) expense, net of federal tax benefit		12,657		(156,669)	36,310
Goodwill impairment		—		286,811	—
Tax-exempt interest benefit		(15,572)		(12,518)	(12,293)
Increase in cash surrender value of life insurance		(1,246)		(1,455)	(1,246)
Low income housing tax credits, net of amortization		(12,378)		(8,574)	(7,158)
Nondeductible employee compensation		1,683		3,947	6,067
Nondeductible acquisition-related expense		—		5,456	—
Nondeductible FDIC premiums		9,377		18,973	4,257
Change in unrecognized tax benefits		40		443	(2,017)
Valuation allowance change		(2,115)		(5,948)	1,805
Disallowed interest		11,043		12,318	2,455
Equity compensation shortfall (windfall)		4,991		4,949	(410)
State rate and apportionment changes		(4,662)		2,240	(2,189)
Other, net		2,531		2,207	(815)
Recorded income tax (benefit) expense	$	41,766	$	(312,201)	$	143,955

The Company recognized $57.9 million, $42.7 million, and $34.4 million of tax credits and other tax benefits associated with its investments in LIHTC partnerships for the years ended December 31, 2024, 2023, and 2022. The amount of amortization of such investments reported in income tax expense under the proportional amortization method of accounting was $45.6 million for 2024, $34.1 million for 2023, and $28.0 million for 2022.

As of December 31, 2024, for federal tax purposes, the Company had $115.5 million of LIHTC and solar tax credit carryforwards available to apply against future tax liability, expiring from 2042 to 2044. The Company had $16.3 million state LIHTC carryforwards, which can be carried forward indefinitely.

At December 31, 2024, we had $917.8 million of federal net operating loss carryforwards, almost all of which can be carried forward indefinitely, and approximately $1.37 billion of state net operating loss carryforwards available to be applied against future taxable income. A majority of the state net operating loss carryforwards will expire in varying amounts from 2025 through 2044. A portion of the state net operating loss carryforwards generated after December 31, 2017 can be carried forward indefinitely due to the state conformity to the federal net operating loss carryforward provisions as modified by the Tax Cuts and Jobs Act.

The following table presents the tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of the dates indicated:

| | December 31, | |
| | 2024 | 2023 |
	(In thousands)	
Deferred Tax Assets:		
Book allowance for loan losses in excess of tax specific charge-offs	$ 78,096	$ 90,531
Fair value mark on acquired loans	65,100	96,844
Interest on nonaccrual loans	4,569	4,866
Deferred compensation	4,902	5,256
Foreclosed assets valuation allowance	335	663
Net operating losses	292,843	282,127
Accrued liabilities	102,232	106,834
Unrealized loss from FDIC-assisted acquisitions	413	767
Unrealized loss on securities available-for-sale	79,977	101,602
Unrealized loss on securities held-to-maturity	62,162	71,197
Tax mark-to-market on loans	250	—
Goodwill	73,863	81,607
Tax credits	130,522	80,610
Lease liability	35,447	45,742
FDIC indemnification asset	7,028	9,273
Other	3,159	1,582
Gross deferred tax assets	940,898	979,501
Valuation allowance	(19,015)	(21,061)
Deferred tax assets, net of valuation allowance	921,883	958,440
Deferred Tax Liabilities:		
Core deposit and customer relationship intangibles	27,292	29,885
Deferred loan fees and costs	2,193	1,039
Unrealized gain on credit-linked notes	1,452	2,212
Premises and equipment, principally due to differences in depreciation	5,710	6,682
FHLB stock	553	4,717
Tax mark-to-market on loans	—	539
Subordinated debt	14,789	15,862
Equity investments	9,695	9,953
Operating leases	110,415	110,522
ROU assets	29,197	37,918
Gross deferred tax liabilities	201,296	219,329
Total net deferred tax assets	$ 720,587	$ 739,111

Based upon our taxpaying history and estimates of taxable income over the years in which the items giving rise to the DTAs are deductible, management believes it is more likely than not the Company will realize the benefits of these DTAs. The Company's net DTAs decreased at December 31, 2024, compared to December 31, 2023 due primarily to a decrease in unrealized loss on AFS securities.

The Company had net income taxes receivable of $18.0 million and $34.5 million at December 31, 2024 and December 31, 2023.

As of December 31, 2024 and 2023, the Company had a valuation allowance of $19.0 million and $21.1 million against DTAs. Periodic reviews of the carrying amount of DTAs are made to determine if a valuation allowance is necessary. A valuation allowance is required, based on available evidence, when it is more likely than not that all or a portion of a DTA will not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the DTA. All available evidence, both positive and negative, that may affect the realizability of the DTA is identified and considered in determining the appropriate amount of the valuation allowance. It is more likely than not that these DTAs subject to a valuation allowance will not be realized primarily due to their character and/or the expiration of the carryforward periods.

The net decrease of $2.1 million in the total valuation allowance during the year ended December 31, 2024 was primarily related to the expiration and the expected realization of state net operating losses DTA that were previously reserved.

The following table summarizes the activity related to the Company's unrecognized tax benefits for the years indicated:

	Year Ended December 31,			
Unrecognized Tax Benefits	**2024**		**2023**	
	(In thousands)			
Balance, beginning of year	$	1,598	$	407
Increase based on tax positions related to prior years		—		1,598
Reductions for tax positions related to prior years		(953)		(407)
Balance, end of year	$	645	$	1,598
Unrecognized tax benefits that would affect the effective tax rate if recognized	$	645	$	1,598

Our gross unrecognized tax benefits are not expected to decrease within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

For the year ended December 31, 2024, we reduced our accrual for interest expense and penalties by $0.4 million and recognized tax expense of $0.1 million. For the year ended December 31, 2023, we increased our accrual for interest expense and penalties and recognized tax expense of $0.3 million. For the year ended December 31, 2022, we reduced our accrual for interest expense and penalties and recognized tax benefits of $0.7 million. We had $0.2 million and $0.6 million accrued for the payment of interest and penalties as of December 31, 2024 and 2023.

We file federal and state income tax returns with the Internal Revenue Service ("IRS") and various state and local jurisdictions and generally remain subject to examinations by these tax jurisdictions for tax years 2020 through 2023. We are currently under examination by the IRS and certain state and local jurisdictions for various tax years ranging between 2014 and 2022.

NOTE 17. EARNINGS (LOSS) PER SHARE

The following tables present the computation of basic and diluted net earnings (loss) per share for the years indicated:

	Year Ended December 31, 2024			
	(In thousands, except per share amounts)			
	Voting Common	Class B Non-Voting Common	Non-Voting Common Stock Equivalents	Total
Basic Earnings Per Share: [1]				
Net earnings available to common and equivalent stockholders	$ 81,619	$ 246	$ 5,235	$ 87,100
Less: Earnings allocated to unvested restricted stock [2]	58	—	—	58
Net earnings allocated to common and equivalent shares	$ 81,677	$ 246	$ 5,235	$ 87,158
Weighted average basic shares and unvested restricted stock outstanding	158,321	477	10,123	168,921
Less: weighted average unvested restricted stock outstanding	(480)	—	—	(480)
Weighted average basic shares outstanding	157,841	477	10,123	168,441
Basic earnings per share	$ 0.52	$ 0.52	$ 0.52	$ 0.52
Diluted Earnings Per Share: [3]				
Net earnings allocated to common and equivalent shares	$ 81,619	$ 246	$ 5,235	$ 87,100
Weighted average diluted shares outstanding	158,084	477	10,123	168,684
Diluted earnings per share	$ 0.52	$ 0.52	$ 0.52	$ 0.52

(1)   Basic earnings per share is using the two-class method.
(2)   Represents cash dividends paid to holders of unvested restricted stock, net of forfeitures, plus undistributed earnings available to holders of unvested restricted stock, if any.
(3)   Diluted earnings per share is using the treasury method.

	Year Ended December 31, 2023				Year Ended December 31, 2022
	(In thousands, except per share amounts)				
	Voting Common	Class B Non-Voting Common	Non-Voting Common Stock Equivalents	Total	Total Common [1]
Basic (Loss) Earnings Per Share:					
Net (loss) earnings available to common and equivalent stockholders	$ (1,917,121)	$ (920)	$ (20,884)	$ (1,938,925)	$ 404,274
Less: Earnings allocated to unvested restricted stock [2]	—	—	—	—	(7,474)
Net (loss) earnings allocated to common and equivalent shares	$ (1,917,121)	$ (920)	$ (20,884)	$ (1,938,925)	$ 396,800
Weighted average basic shares and unvested restricted stock outstanding	85,603	40	920	86,563	78,875
Less: weighted average unvested restricted stock outstanding	(1,169)	—	—	(1,169)	(1,604)
Weighted average basic shares outstanding	84,434	40	920	85,394	77,271
Basic (loss) earnings per share	$ (22.71)	$ 22.71	$ 22.71	$ (22.71)	$ 5.14
Diluted (Loss) Earnings Per Share: [3]					
Net (loss) earnings allocated to common and equivalent shares	$ (1,917,121)	$ (920)	$ (20,884)	$ (1,938,925)	$ 396,800
Weighted average diluted shares outstanding	84,434	40	920	85,394	77,271
Diluted (loss) earnings per share	$ (22.71)	$ 22.71	$ 22.71	$ (22.71)	$ 5.14

---

(1) Share amounts for 2022 have been restated by multiplying historical amounts by the Merger exchange ratio of 0.6569.
(2) Represents cash dividends paid to holders of unvested restricted stock, net of forfeitures, plus undistributed earnings available to holders of unvested restricted stock, if any.
(3) Diluted earnings per share is using the two-class method.

The following table presents the weighted average outstanding restricted shares and warrants that were not included in the computation of diluted (loss) earnings per share because their effect would be anti-dilutive for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In ones)		
Restricted stock awards and units	480	1,169,407	1,604,412
Warrants	18,902	1,604,733	—

NOTE 18. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is measured based on the consideration specified in the contract with a customer, and excludes amounts collected on behalf of third parties. The Company recognizes revenue from contracts with customers when it satisfies its performance obligations. Such performance obligations are typically satisfied as services are rendered and payment is generally collected at the time services are rendered, or on a monthly, quarterly, or annual basis. The Company had no material unsatisfied performance obligations as of December 31, 2024.

In certain cases, other parties are involved with providing products and services to our customers. If the Company is a principal in the transaction (providing goods or services itself), revenues are reported based on the gross consideration received from the customer and any related expenses are reported gross in noninterest expense. If the Company is an agent in the transaction (arranging for another party to provide goods or services), the Company reports its net fee or commission retained as revenue. Rebates, waivers, and reversals are recorded as a reduction of revenue either when the revenue is recognized by the Company or at the time the rebate, waiver, or reversal is earned by the customer.

The Company has elected the following practical expedients: (1) we do not disclose information about remaining performance obligations that have original expected durations of one year or less; and (2) we do not adjust the consideration from customers for the effects of a significant financing component if at contract inception the period between when the Company transfers the goods or services and when the customer pays for that good or service will be one year or less.

Nature of Goods and Services

Substantially all of the Company's revenue, such as interest income on loans, investment securities, and interest-earning deposits in financial institutions, is specifically out-of-scope of ASC Topic 606. For the revenue that is in-scope, the following is a description of principal activities, separated by the timing of revenue recognition, from which the Company generates its revenue from contracts with customers:

- *Revenue earned at a point in time.* Examples of revenue earned at a point in time are ATM transaction fees, wire transfer fees, NSF fees, and credit and debit card interchange fees. Revenue is generally derived from transactional information accumulated by our systems and is recognized as revenue immediately as the transactions occur or upon providing the service to complete the customer's transaction. The Company is the principal in each of these contracts with the exception of credit and debit card interchange fees, in which case the Company is acting as the agent and records revenue net of expenses paid to the principal.

- *Revenue earned over time.* The Company earns certain revenue from contracts with customers monthly. Examples of this type of revenue are deposit account service fees, investment management fees, merchant referral services, MasterCard marketing incentives, and safe deposit box fees. Account service charges, management fees, and referral fees are recognized on a monthly basis while any transaction-based revenue is recorded as the activity occurs. Revenue is primarily based on the number and type of transactions and is generally derived from transactional information accumulated by our systems. Revenue is recorded in the same period as the related transactions occur or services are rendered to the customer.

Disaggregation of Revenue

The following table presents "Interest income" and "Noninterest income," the components of total revenue, as disclosed in the consolidated statements of earnings (loss) and the related amounts which are from contracts with customers within the scope of ASC Topic 606. As illustrated here, substantially all of our revenue is specifically excluded from the scope of ASC Topic 606.

	Year Ended December 31,					
	2024		**2023**		**2022**	
	Total Recorded Revenue	**Revenue from Contracts with Customers**	**Total Recorded Revenue**	**Revenue from Contracts with Customers**	**Total Recorded Revenue**	**Revenue from Contracts with Customers**
	(In thousands)					
Total Interest Income	$ 1,812,705	$ —	$ 1,971,000	$ —	$ 1,556,489	$ —
Noninterest Income:						
Other commissions and fees	33,258	18,052	38,086	16,597	43,635	15,752
Leased equipment income	51,109	—	63,167	—	50,586	—
Service charges on deposit accounts	18,583	18,583	16,468	16,468	13,991	13,991
Gain (loss) on sale of loans	645	—	(161,346)	—	518	—
Loss sale of securities	(60,400)	—	(442,413)	—	(50,321)	—
Dividends and gains (losses) on equity investments	7,982	—	15,731	—	(3,389)	—
Warrant income (loss)	408	—	(718)	—	2,490	—
LOCOM HFS adjustment	215	—	(8,461)	—	—	—
Other income	25,345	589	31,201	702	17,317	947
Total noninterest income (loss)	77,145	37,224	(448,285)	33,767	74,827	30,690
Total Revenue	$ 1,889,850	$ 37,224	$ 1,522,715	$ 33,767	$ 1,631,316	$ 30,690

The following table presents revenue from contracts with customers based on the timing of revenue recognition for the year indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Products and services transferred at a point in time	$ 17,074	$ 15,761	$ 15,416
Products and services transferred over time	20,150	18,006	15,274
Total revenue from contracts with customers	$ 37,224	$ 33,767	$ 30,690

Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers as of the dates indicated:

	December 31,	
	2024	**2023**
	(In thousands)	
Receivables, which are included in "Other assets"	$ 1,679	$ 1,615
Contract assets, which are included in "Other assets"	$ —	$ —
Contract liabilities, which are included in "Accrued interest payable and other liabilities"	$ 348	$ 418

Contract liabilities relate to advance consideration received from customers for which revenue is recognized over the life of the contract. The change in contract liabilities for the year ended December 31, 2024 due to revenue recognized that was included in the contract liability balance at the beginning of the year was $70,000.

NOTE 19. STOCK-BASED COMPENSATION

At the special meeting of stockholders held on November 22, 2023, the Company's stockholders approved the Amended and Restated Banc of California, Inc. 2018 Stock Incentive Plan (the "Amended and Restated 2018 Plan"). The Company's Amended and Restated 2018 Plan permits stock-based compensation awards to officers, directors, employees, and consultants and will remain in effect until November 30, 2033. The Amended and Restated 2018 Plan authorizes grants of stock-based compensation instruments to purchase or issue up to 10,717,882 shares. As of December 31, 2024, there were 4,955,607 shares available for grant under the Amended and Restated 2018 Plan. In addition to the Amended and Restated 2018 Plan, in connection with the Merger, the Company assumed the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the "PacWest 2017 Plan") with respect to PacWest's outstanding stock-based awards.

Restricted Stock (RSUs, TRSAs and PSUs)

Restricted stock amortization totaled $14.5 million, $27.4 million, and $33.9 million for the years ended December 31, 2024, 2023, and 2022. Such amounts are included in compensation expense on the accompanying consolidated statements of earnings (loss) and exclude $944,000, $1,305,000, and $845,000 of stock-based compensation expense for the years ended December 31, 2024, 2023, and 2022 related to our directors, which is included in other expense on the accompanying consolidated statements of earnings (loss). The income tax benefit recognized in the consolidated statements of earnings (loss) related to this expense was $3.6 million, $3.9 million, and $6.6 million for the years ended December 31, 2024, 2023, and 2022. The amount of unrecognized compensation expense related to all RSUs, TRSAs, and PSUs as of December 31, 2024 totaled $45.1 million. Such expense is expected to be recognized over a weighted average period of 2.8 years.

The following table presents a summary of restricted stock transactions during the year ended December 31, 2024:

	RSUs		TRSAs		PSUs	
Year Ended December 31, 2024	**Number of Units**	**Weighted Average Grant Date Fair Value (Per Unit)**	**Number of Shares**	**Weighted Average Grant Date Fair Value (Per Share)**	**Number of Units**	**Weighted Average Grant Date Fair Value (Per Unit)**
Unvested restricted stock, beginning of year	501,050	$11.21	861,403	$48.95	—	—
Granted	1,752,607	$14.32	—	—	2,550,486	$9.00
Vested	260,673	$17.06	424,013	$48.37	—	—
Forfeited	233,649	$14.63	226,184	$47.90	266,955	$8.98
Unvested restricted stock, end of year	1,759,335	$12.98	211,206	$51.25	2,283,531	$9.01

Restricted Stock Units and Time-Based Restricted Stock Awards

At December 31, 2024, there were 1,759,335 shares of unvested RSUs outstanding pursuant to the Amended and Restated 2018 Plan. At December 31, 2024, there were 211,206 shares of unvested TRSAs outstanding pursuant to the PacWest 2017 Plan. The RSUs and TRSAs generally vest over a service period of three or four years from the date of the grant or immediately upon death of an employee. Compensation expense related to RSUs and TRSAs is based on the fair value of the underlying stock on the award date and is recognized over the vesting period using the straight-line method. TRSAs were assumed by the Company in connection with the Merger and continue to vest in accordance with the original vesting schedule of the awards.

TRSA grants are subject to "double-trigger" vesting in the event of a change in control of the Company, as defined in the PacWest 2017 Plan, and in the event an employee's employment is terminated within 24 months after the change in control by the Company without Cause or by the employee for Good Reason, as defined in the PacWest 2017 Stock Plan, such awards will vest.

There were no TRSAs granted in 2024. The weighted average grant date fair value per share of TRSAs granted during 2023 and 2022 were $41.49 and $48.15. The weighted average grant date fair value per share of RSUs granted during 2024 was $14.32. The vesting date fair value of TRSAs that vested during 2024, 2023, and 2022 was $6.0 million, $14.0 million, and $26.4 million. The vesting date fair value of RSUs that vested during 2024 was $3.8 million.

Performance Stock Units

At December 31, 2024, there were 2,283,531 units of unvested PSUs outstanding. Compensation expense related to PSUs is based on the fair value of the underlying stock on the award date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion of the previously recognized amortization is reversed and also suspended. Annual PSU expense may vary during the performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PSU's is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.

The weighted average grant date fair value per share of PSUs granted during 2024, 2023, and 2022 was $9.00, $48.41, and $57.78. There were no PSUs that vested in 2024. The vesting date fair value of PSUs that vested during 2023 and 2022 was $0.6 million and $2.2 million.

NOTE 20. BENEFIT PLANS

401(k) Plans

The Company sponsors a defined contribution plan whereby all employees may participate. After closing of the Merger, effective at midnight December 31, 2023, the PacWest Bancorp 401(k) plan was merged into the Banc of California, Inc. 401(k) plan, so as to constitute a single plan as of January 1, 2024. Employees may contribute up to 100% of their annual compensation, subject to certain limits imposed by the Internal Revenue Code. Employer contributions are determined annually by the Board of Directors in accordance with plan requirements and applicable tax code. Plan participants are immediately vested in matching contributions received from the Company. The Company matches 100% of the first 4% of the employee's deferral rate not to exceed 4% of the employee's compensation. Expense related to 401(k) employer matching contributions was $7.5 million, $7.7 million, and $8.1 million for the years ended December 31, 2024, 2023, and 2022.

NOTE 21. STOCKHOLDERS' EQUITY

Classes of Stock and Equity Instruments

Preferred Stock

Depositary shares each representing 1/40th of a share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F ("Series F Preferred Stock") are listed on the NYSE under the symbol "BANC/PF." The Series F Preferred Stock ranks senior to our common stock and common stock equivalents both as to dividends and liquidation preference but generally have no voting rights. There are 50,000,000 total preferred shares authorized, of which 27,000,000 were authorized for the non-voting common stock equivalents ("NVCE") and 513,250 were authorized and outstanding for the Series F Preferred stock at December 31, 2024 and 2023.

Common Stock

Our voting common stock is listed on the NYSE under the symbol "BANC" and there were 446,863,844 shares authorized at December 31, 2024 and 2023 and 158,346,529 shares outstanding at December 31, 2024 and 156,790,349 shares outstanding at December 31, 2023.

Class B Non-Voting Common Stock

Our Class B non-voting common stock is not listed or traded on any national securities exchange or automated quotation system, and there currently is no established trading market for such stock. The Class B non-voting common stock ranks equally with, and has identical rights, preferences, and privileges as the voting common stock with respect to dividends and liquidation preference but generally have no voting rights. There were 3,136,156 shares authorized at December 31, 2024 and 2023 and 477,321 shares outstanding at December 31, 2024 and 2023.

Non-Voting Common Stock Equivalents

In conjunction with the Merger, the Company issued a new class of NVCE from authorized preferred stock, which were issued under the Investment Agreements (as defined below). Our NVCE stock is not listed or traded on any national securities exchange or automated quotation system, and there currently is no established trading market for such stock. The NVCE stock does not have voting rights and ranks equally with, and has identical rights, preferences, and privileges as, the voting common stock with respect to dividends or distributions (including regular quarterly dividends) declared by the Board and rights upon any liquidation, dissolution, winding up or similar proceeding of the Company. There were 27,000,000 shares authorized at December 31, 2024 and 2023 and 9,790,600 shares outstanding at December 31, 2024 and 10,829,990 shares outstanding at December 31, 2023.

Warrants

In conjunction with the Merger and per the terms of the investment agreements, each dated July 25, 2023, entered into by Banc of California, Inc. with the Warburg Investors (such agreement, the "Warburg Investment Agreement") and the Centerbridge Investor (together with the Warburg Investment Agreement, the "Investment Agreements"), respectively, the Warburg Investors received warrants to purchase 15,853,659 shares of NVCE stock, and the Centerbridge Investor received warrants to purchase 3,048,780 shares of voting common stock (the "Centerbridge Warrants"), each with an initial exercise price of $15.375 per share, subject to customary anti-dilution adjustments provided for under the warrant agreements. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of the voting common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period. These warrants are being accounted for as equity. The exercise price of the warrants will be adjusted downward, per the terms of the agreement, for cash distributions to stockholders of the Company's voting common stock, including the Company's quarterly cash dividend.

Common Stock Repurchased

The Company's common stock repurchased consisted of shares surrendered to the Company resulting from the statutory payroll tax obligations arising from the vesting of stock awards. The following table shows the dollar amount of shares surrendered, shares surrendered, and weighted average price per share for stock surrendered for the years indicated:

	Year Ended December 31,		
Restricted Stock Surrendered	**2024**	**2023**	**2022**
Dollar amount of shares surrendered (*in thousands*)	$ 2,708	$ 5,421	$ 9,531
Number of shares surrendered	187,783	228,151	169,152
Weighted average price per share	$ 14.42	$ 23.76	$ 56.35

Stock Repurchase Program

The Stock Repurchase Program was initially authorized by the Banc of California, Inc. Board of Directors on February 9, 2023 to purchase shares of its common stock for an aggregate purchase price not to exceed $35.0 million. There were no shares repurchased by the combined company in December 2023. The repurchase authorization expired on February 9, 2024.

Preferred Stock Issuance

On June 6, 2022, PacWest Bancorp issued and sold 20,530,000 depositary shares (the "Depositary Shares"), each representing a 1/40th ownership interest in a share of the Company's 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, Series A, par value $0.01 per share (the "Series A preferred stock"), with a liquidation preference of $1,000 per share of Series A preferred stock (equivalent to $25.00 per Depositary Share). The gross proceeds were $513.3 million while net proceeds from the issuance of the Series A preferred stock, after deducting $14.7 million of offering costs including the underwriting discount and other expenses, were $498.5 million. In conjunction with the Merger, each share of Series A preferred stock was exchanged for a new share of Banc of California, Inc. 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, Series F, par value $0.01 per share (the "Series F preferred stock"). The Series F preferred stock qualifies as Tier 1 capital for purposes of regulatory capital calculations.

Holders of the Depositary Shares will be entitled to all proportional rights and preferences of the Series F preferred stock (including dividend, voting, redemption, and liquidation rights).

Dividends on the Series F preferred stock are not cumulative or mandatory. If the Company's Board of Directors does not declare a dividend on the Series F preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series F preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series F preferred stock remains outstanding, unless dividends on all outstanding shares of Series F preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company's common stock.

The Series F preferred stock is perpetual and has no maturity date. The Series F preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. The Company, at its option and subject to prior regulatory approval, may redeem the Series F preferred stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 1, 2027 or (ii) in whole but not in part at any time within 90 days following a regulatory capital treatment event, in each case, at a redemption price equal to $1,000 per share of Series F preferred stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of the Series F preferred stock nor holders of the Depositary Shares have the right to require the redemption or repurchase of the Series F preferred stock.

NOTE 22. DIVIDEND AVAILABILITY AND REGULATORY MATTERS

Holders of Company common stock may receive dividends declared by the Board out of funds legally available under Maryland General Corporation Law ("MGCL") and certain federal laws and regulations governing the banking and financial services business. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in MGCL and certain covenants contained in our subordinated debt and borrowing agreements. In addition, federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. Under the FRB's policy statement on the payment of cash dividends, a bank holding company generally should not pay dividends if its net income for the past year is not sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. FRB policy also provides that a bank holding company should inform the FRB reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure.

The regulatory framework also imposes various restrictions on the ability of the Bank to make capital distributions, which include dividends, stock redemptions or repurchases, and certain other items. For example, taking into account the financial condition of the Bank and other factors, the DFPI may object and therefore prevent the Bank from paying dividends to the Company. Generally, the Bank may declare a dividend without the approval of the DFPI as long as the total dividends declared in a calendar year do not exceed either the retained earnings of the Bank or the total of net earnings of the Bank for three previous fiscal years less any dividend paid during such period. Because substantially all of our business activities, income and cash flow are expected to be generated by the Bank, an inability of the Bank to pay dividends or distribute capital to the Company would adversely affect the Company's liquidity. Dividends can also be restricted if the capital conservation buffer requirement is not met. In general, the Bank may declare a dividend without the approval of the FRB as long as the total of all dividends declared by the Bank during the calendar year, including the proposed dividend, does not exceed the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. The Bank had a cumulative net loss of $1.2 billion during the three fiscal years of 2024, 2023, and 2022, compared to dividends of $255.0 million paid by the Bank during that same period. During 2024, Banc of California, Inc. received $80.0 million in dividends from the Bank. Since the Bank had an accumulated deficit of $3.0 billion at December 31, 2024, for the foreseeable future, dividends from the Bank to Banc of California, Inc. will require DFPI and FRB approval.

Banc of California, Inc., as a bank holding company, is subject to regulation by the FRB under the BHCA. The Federal Deposit Insurance Improvement Act required that the federal regulatory agencies adopt regulations defining capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of common equity Tier 1, Tier 1, and total capital to risk-weighted assets ("total capital ratio"), and of Tier I capital to average assets, adjusted for goodwill and other non-qualifying intangible assets and other assets ("leverage ratio"). Common equity Tier 1 capital includes common stockholders' equity less goodwill and certain other deductions (including a portion of servicing assets and the after-tax unrealized net gains and losses on securities available-for-sale). Tier 1 capital includes common equity Tier 1 plus additional Tier 1 capital instruments meeting certain requirements. Total capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. All three measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments and letters of credit.

Regulatory capital requirements limit the amount of DTAs that may be included when determining the amount of regulatory capital. Deferred tax asset amounts in excess of the calculated limit are disallowed from regulatory capital. At December 31, 2024, such disallowed amounts were $307.6 million for the Company and $293.5 million for the Bank. No assurance can be given that the regulatory capital deferred tax asset limitation will not increase in the future or that the Company and the Bank will not have increased DTAs that are disallowed.

Banks considered to be "adequately capitalized" are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be "well capitalized" must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2024, the most recent notification date to the regulatory agencies, the Company and the Bank are each "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or any of the Bank's categories.

Management believes, as of December 31, 2024, that the Company and the Bank met all capital adequacy requirements to which we are subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer was fully phased-in at 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7%, 8.5%, and 10.5%. At December 31, 2024, the Company and Bank were in compliance with the capital conservation buffer requirements.

The Company and Bank elected the CECL five-year regulatory transition guidance for calculating regulatory capital ratios and the December 31, 2024 ratios include this election. This guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2021. This cumulative amount was phased out of regulatory capital evenly over the three years from 2022 to 2024.

The following tables present actual capital amounts and ratios for the Company and the Bank as of the dates indicated:

	Actual		Well Capitalized Minimum Requirement		Capital Conservation Buffer
	Balance	Ratio	Balance	Ratio	Requirement
			(Dollars in thousands)		
December 31, 2024					
Tier I leverage capital (to average assets):					
Banc of California, Inc.	$ 3,369,457	10.15%	$ 1,660,337	5.00%	N/A
Banc of California	$ 3,671,545	11.08%	$ 1,656,718	5.00%	N/A
CET1 capital (to risk-weighted assets):					
Banc of California, Inc.	$ 2,739,941	10.55%	$ 1,688,484	6.50%	7.00%
Banc of California	$ 3,671,545	14.17%	$ 1,684,283	6.50%	7.00%
Tier I capital (to risk-weighted assets)					
Banc of California, Inc.	$ 3,369,457	12.97%	$ 2,078,134	8.00%	8.50%
Banc of California	$ 3,671,545	14.17%	$ 2,072,963	8.00%	8.50%
Total capital (to risk-weighted assets):					
Banc of California, Inc.	$ 4,427,860	17.05%	$ 2,597,668	10.00%	10.50%
Banc of California	$ 4,315,098	16.65%	$ 2,591,204	10.00%	10.50%

| | Actual | | Well Capitalized Minimum Requirement | | Capital Conservation Buffer Requirement |
	Balance	Ratio	Balance	Ratio	
			(Dollars in thousands)		
December 31, 2023					
Tier I leverage capital (to average assets):					
Banc of California, Inc.	$ 3,402,044	9.00%	$ 1,889,775	5.00%	N/A
Banc of California	$ 3,617,643	9.62%	$ 1,880,850	5.00%	N/A
CET1 capital (to risk-weighted assets):					
Banc of California, Inc.	$ 2,772,528	10.14%	$ 1,777,025	6.50%	7.00%
Banc of California	$ 3,617,643	13.27%	$ 1,772,549	6.50%	7.00%
Tier I capital (to risk-weighted assets)					
Banc of California, Inc.	$ 3,402,044	12.44%	$ 2,187,108	8.00%	8.50%
Banc of California	$ 3,617,643	13.27%	$ 2,181,599	8.00%	8.50%
Total capital (to risk-weighted assets):					
Banc of California, Inc.	$ 4,490,493	16.43%	$ 2,733,885	10.00%	10.50%
Banc of California	$ 4,295,821	15.75%	$ 2,726,998	10.00%	10.50%

We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. On April 30, 2021, the Bank completed the sale of $400 million aggregate principal amount of 3.25% Fixed-to-Floating Rate Subordinated Notes due May 1, 2031.

The carrying value of subordinated debt totaled $941.9 million at December 31, 2024. At December 31, 2024, $131.0 million of the trust preferred securities were included in the Company's Tier I capital under the phase-out limitations of Basel III, and $796.0 million was included in Tier II capital.

Interest payments on subordinated debt are considered dividend payments under the FRB regulations and subject to the same notification requirements for declaring and paying dividends on common stock.

NOTE 23. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

The following tables present the parent company only condensed balance sheets and the related condensed statements of earnings (loss) and condensed statements of cash flows as of and for the years indicated:

Parent Company Only		December 31,		
Condensed Balance Sheets		2024		2023
		(In thousands)		
Assets:				
Cash and cash equivalents	$	192,255	$	285,758
Investments in subsidiaries		3,570,039		3,384,784
Other assets		134,799		134,822
Total assets	$	3,897,093	$	3,805,364
Liabilities:				
Borrowings	$	172,976	$	169,906
Subordinated debt		214,709		213,171
Other liabilities		9,459		31,522
Total liabilities		397,144		414,599
Stockholders' equity		3,499,949		3,390,765
Total liabilities and stockholders' equity	$	3,897,093	$	3,805,364

Parent Company Only		Year Ended December 31,				
Condensed Statements of Earnings (Loss)		2024		2023		2022
		(In thousands)				
Miscellaneous income (loss)	$	6,601	$	8,978	$	(7,234)
Dividends from Bank subsidiary		80,000		46,000		129,000
Total income		86,601		54,978		121,766
Interest expense		29,217		12,067		5,824
Operating expenses		4,716		11,944		6,015
Total expenses		33,933		24,011		11,839
Earnings before income taxes and equity in undistributed earnings of subsidiaries		52,668		30,967		109,927
Income tax benefit		8,463		4,455		9,682
Earnings before equity in undistributed earnings of subsidiaries		61,131		35,422		119,609
Equity in undistributed earnings (loss) of subsidiaries		65,757		(1,934,559)		304,004
Net earnings (loss)		126,888		(1,899,137)		423,613
Preferred stock dividends		39,788		39,788		19,339
Net earnings (loss) available to common and equivalent stockholders	$	87,100	$	(1,938,925)	$	404,274

Parent Company Only						
Condensed Statements of Cash Flows		**Year Ended December 31,**				
		2024		**2023**		**2022**
		(In thousands)				
Cash flows from operating activities:						
Net earnings (loss)	$	126,888	$	(1,899,137)	$	423,613
Adjustments to reconcile net earnings (loss) to net cash						
provided by (used in) operating activities:						
Depreciation and amortization		4,608		378		—
Change in other assets		(42,141)		(466,018)		(323,852)
Change in liabilities		(22,063)		20,907		(5,658)
Earned stock compensation		15,448		28,697		34,769
(Equity in) distributions in excess of undistributed earnings						
or loss of subsidiaries		(65,757)		1,934,559		(304,004)
Net cash provided by (used in) operating activities		16,983		(380,614)		(175,132)
Cash flows from investing activities:						
Cash acquired in acquisitions, net of consideration paid		—		26,310		—
Net cash provided by investing activities		—		26,310		—
Cash flows from financing activities:						
Common stock repurchased and restricted stock surrendered		(2,708)		(5,419)		(9,531)
Net proceeds from stock issuance		—		382,900		—
Net proceeds from preferred stock offering		—		—		498,516
Shares purchased under the Dividend Reinvestment Plan		308		69		—
Preferred stock dividends paid		(39,788)		(39,788)		(19,339)
Common stock dividends paid		(68,298)		(48,881)		(120,256)
Net cash (used in) provided by financing activities		(110,486)		288,881		349,390
Net (decrease) increase in cash and cash equivalents		(93,503)		(65,423)		174,258
Cash and cash equivalents, beginning of year		285,758		351,181		176,923
Cash and cash equivalents, end of year	$	192,255	$	285,758	$	351,181

NOTE 24. SEGMENT REPORTING

The Company provides banking and treasury management services to small-, middle-market, and venture-backed businesses. The principal business activities of the Company are gathering deposits, originating and servicing loans and leases and investing in investment securities. The Company's CODM is the Chief Executive Officer.

The Company operates as one reportable segment - Commercial Banking - based on how the CODM manages the business activities, which are described above. The CODM uses net earnings (loss) to evaluate income (loss) generated from segment assets, assess performance, decide how to allocate resources, determine dividend availability, establish management's compensation, and guide other strategic decisions. The accounting policies of the Commercial Banking segment are the same as those described in Note 1. *Nature of Operations and Summary of Significant Accounting Policies*. Additionally, the Company does not have intra-entity sales or transfers.

The following presents our operating segment income statement, including significant expense categories, regularly reviewed by the CODM, and the reconciliation of segment net earnings (loss) to consolidated net earnings (loss) for the year indicated:

		Year Ended December 31,		
		2024	**2023**	**2022**
		(In thousands)		
Total interest income	$	1,812,705	$ 1,971,000	$ 1,556,489
Total interest expense		886,655	1,223,872	265,727
Net interest income		926,050	747,128	1,290,762
Provision for credit losses		42,801	52,000	24,500
Net interest income after provision for credit losses		883,249	695,128	1,266,262
Noninterest income (loss)		77,145	(448,285)	74,827
Noninterest expense:				
Compensation		341,396	332,353	406,839
Insurance and assessments		70,779	135,666	25,486
Customer related expense		129,471	124,104	55,273
Occupancy		67,993	61,668	60,964
Information technology and data processing		60,418	51,805	45,796
Leased equipment depreciation		29,271	34,243	35,658
Other professional services		20,857	24,623	30,278
Loan expense		17,306	20,458	24,572
Intangible asset amortization		33,143	11,419	13,576
Acquisition, integration and reorganization costs		(14,183)	142,633	5,703
Goodwill impairment		—	1,376,736	29,000
Other expense [1]		35,289	142,473	40,376
Total noninterest expense		791,740	2,458,181	773,521
Earnings (loss) before income taxes		168,654	(2,211,338)	567,568
Income tax expense (benefit)		41,766	(312,201)	143,955
Segment net earnings (loss) [2]	$	126,888	$ (1,899,137)	$ 423,613

_____

(1) Includes business development expense, communications expense, stationery and supplies, employee related expenses, operating and other losses, OREO expenses, and other corporate overhead and operating expenses. Other expense also included unfunded commitments fair value loss adjustments related to loan sales for the year ended December 31, 2023.

(2) Segment earnings is the same as net earnings (loss) reported on the Consolidated Statements of Earnings (Loss).

The following presents our operating segment balance sheet information and the reconciliation of segment assets to consolidated total assets as of the date indicated:

		December 31,	
Balance Sheet Data - Commercial Banking Segment:		**2024**	**2023**
		(In thousands)	
Segment total assets [1]	$	33,542,864	$ 38,534,064

_____

(1) Segment total assets is the same as total assets reported on the Consolidated Statements of Financial Condition.

NOTE 25. RELATED PARTY TRANSACTIONS

Certain of our executive officers and directors, and their related interests, are customers of, or have had transactions with, the Bank in the ordinary course of business, including deposits, loans, and other financial services-related transactions. From time to time, the Bank may make loans to executive officers and directors, and their related interests, in the ordinary course of businesses and on substantially the same terms and conditions, including interest rates and collateral, as those of comparable transactions with non-insiders prevailing at the time, in accordance with the Bank's underwriting guidelines, and do not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2024, no related party loans were categorized as nonaccrual, past due, restructured, or potential problem loans.

Transactions with Related Parties

The Company and the Bank have engaged in the transaction described below with the Company's current directors, executive officers, and beneficial owners of more than five percent of the outstanding shares of the Company's voting common stock and certain persons related to them.

The Company is a party to a services agreement with IntraFi Network LLC ("IntraFi") whereby IntraFi provides the Bank with certain insured cash sweep services from time to time. Affiliates of funds managed by Warburg Pincus LLC hold a material investment interest in IntraFi. Additionally, one of Warburg Pincus LLC's principals, Todd Schell, who currently serves as a member of the Board, is a member of the board of directors of IntraFi. Affiliates of funds managed by Warburg Pincus LLC beneficially owned approximately 9.8% of the Company's outstanding voting common stock as of December 31, 2024, based on information reported on a Schedule 13D/A filed with the SEC on August 1, 2024. For the years ended December 31, 2024, 2023 and 2022, the amount paid to IntraFi for certain insured cash sweep services was $8.0 million, $9.2 million, and $4.7 million, respectively.

NOTE 26. SUBSEQUENT EVENTS

Common Stock Dividend

On February 7, 2025, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.10 per common share. The cash dividend is payable on April 1, 2025, to stockholders of record at the close of business on March 14, 2025.

Preferred Stock Dividend

On February 7, 2025, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.4845 per Depositary Share. The cash dividend is payable on March 3, 2025 to stockholders of record at the close of business on February 19, 2025.

We have evaluated events that have occurred subsequent to December 31, 2024 and have concluded there are no subsequent events that would require recognition in the accompanying consolidated financial statements.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) **Evaluation of disclosure controls and procedures.** Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2024 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) **Management's Report on Internal Control over Financial Reporting.** Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control-Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. See "Management's Report on Internal Control Over Financial Reporting" set forth in Part II, Item 8 for additional information regarding management's evaluation.

(c) **Report of the Independent Registered Public Accounting Firm.** Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as stated in their report entitled "Report of Independent Registered Public Accounting Firm" which appears herein under "Item 8. Financial Statements and Supplementary Data."

(d) **Changes in Internal Control Over Financial Reporting.** There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Raymond Rindone, Executive Vice President, Deputy Chief Financial Officer and Head of Corporate Finance of the Company and the Bank, will depart from the Company effective March 12, 2025. Mr. Rindone will provide transition support in an advisory role through the date of his departure. Mr. Rindone and the Bank entered into a Separation and General Release Agreement on February 28, 2025 (the "Separation Agreement"), pursuant to which Mr. Rindone will receive a cash separation payment of $311,250, less any customary deductions and withholdings, and the Bank will pay applicable COBRA premiums through March 31, 2026.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement filed as Exhibit 10.7 hereto.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item regarding the Company's directors and executive officers, and corporate governance, including information with respect to Section 16(a) reporting compliance, will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2025 Annual Meeting of Stockholders. Such information is incorporated herein by reference. Information relating to the registrant's Code of Business Conduct and Ethics that applies to its employees, including its senior financial officers, is included in Part I of this Annual Report on Form 10-K under "Available Information." Such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2025 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item regarding security ownership of certain beneficial owners and management will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2025 Annual Meeting of Stockholders. Such information is incorporated herein by reference. Information relating to securities authorized for issuance under the Company's equity compensation plans is included in Part II of this Annual Report on Form 10-K under "Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities." Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2025 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2025 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. Financial Statements

The consolidated financial statements of Banc of California, Inc. and its subsidiaries and independent auditors' report are included in Item 8 under Part II of this Form 10-K.

2. Financial Statement Schedules

All financial statement schedules have been omitted, as they are either inapplicable or included in the Notes to Consolidated Financial Statements.

3. Exhibits

The following documents are included or incorporated by reference in this Annual Report on Form 10-K:

2.1	Agreement and Plan of Merger, dated as of July 25, 2023, by and among PacWest Bancorp, Banc of California, Inc. and Cal Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K filed with the SEC on July 28, 2023).**
3.1	Third Articles of Restatement of Banc of California, Inc., restated as of February 27, 2024 (Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed on February 29, 2024 and incorporated herein by reference).
3.2	Sixth Amended and Restated Bylaws of Banc of California, Inc. (Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on May 15, 2023 and incorporated herein by reference.)
4.1	Other long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant undertakes to furnish upon request to the Commission a copy of each instrument defining rights of holders of senior and subordinated debt of the Registrant.
4.2	Deposit Agreement, dated as of November 30, 2023, among Banc of California, Inc., Computershare Inc. and Computershare Trust Company, N.A., jointly acting as depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares (incorporated by reference to Exhibit 4.1 of Banc of California, Inc.'s Current Report on Form 8-K filed with the SEC on December 1, 2023).
4.3	Form of Depositary Receipt (included as part of Exhibit 4.2).
4.4	Warrant, dated as of November 30, 2023, issued by Banc of California, Inc. to affiliates of funds managed by Warburg Pincus LLC (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on December 1, 2023).
4.5	Warrant, dated as of November 30, 2023, issued by Banc of California, Inc. to certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (incorporated by reference to Exhibit 4.4 of the Registrant's Current Report on Form 8-K filed with the SEC on December 1, 2023).
10.1	Investment Agreement, dated as of July 25, 2023, by and between Banc of California, Inc. and affiliates of funds managed by Warburg Pincus LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed with the SEC on July 28, 2023).
10.2	Investment Agreement, dated as of July 25, 2023, by and between Banc of California, Inc. and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed with the SEC on July 28, 2023).
10.3	Registration Rights Agreement, dated as of November 30, 2023, by and among Banc of California, Inc., affiliates of funds managed by Warburg Pincus LLC, and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed with the SEC on December 1, 2023).
10.4*	Amended and Restated Employment Agreement, dated as of May 17, 2024, by and among Jared M. Wolff, Banc of California, Inc. and Banc of California, filed as an exhibit to the Registrant's Form 8-K filed with the SEC on May 20, 2024 and incorporated herein by reference.
10.5*	Employment Agreement, dated as of July 5, 2023, between and among Banc of California, Inc., Banc of California, N.A. and Joseph Kauder, filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and incorporated herein by reference.

10.6* Separation Agreement and General Release, dated as of October 9, 2024, between and among Banc of California and John Sotoodeh (Filed herewith).

10.7* Separation Agreement and General Release, dated as of February 28, 2025, between and among Banc of California and Raymond Rindone (Filed herewith).

10.8* Banc of California, Inc. Executive Incentive Compensation Plan, filed as an exhibit to the Registrant's Form 8-K filed with the SEC on May 2, 2019 and incorporated herein by reference.

10.9* Banc of California, Inc. Executive Change in Control Severance Plan, filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.

10.10* Banc of California, Inc. Amended and Restated 2018 Omnibus Stock Incentive Plan ("2018 Omnibus Plan"), included as an annex to the Banc of California, Inc. Registration Statement on Form S-4 filed on October 19, 2023 and incorporated herein by reference.

10.11* Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan, effective as of May 11, 2021, filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.

10.12* Form of Stock Award Agreement and Grant Notice pursuant to the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan, filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.

10.13* Form of Incentive Stock Option Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.14* Form of Performance-Based Incentive Stock Option Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.15* Form of Non-Qualified Stock Option Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.16* Form of Performance-Based Non-Qualified Stock Option Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.17* Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.18* Form of Restricted Stock Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.19* Form of Performance-Based Restricted Stock Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.20* Form of Restricted Stock Agreement for Non-Employee Directors under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.21* Form of Restricted Stock Unit Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.22* Form of Performance Unit Agreement under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.23* Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2018 Omnibus Plan, filed as an exhibit to the Registrant's Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference.

10.24* Form of Director and Executive Officer Indemnification Agreement, filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference.

10.25* Banc of California, Inc. Employee Severance Plan and Summary Plan Description, dated as of February 5, 2025 (Filed herewith).

19.1 Banc of California, Inc. Insider Trading Policy (Filed herewith).

21.1	Subsidiaries of the Registrant (Filed herewith).
23.1	Consent of Ernst & Young LLP (Filed herewith).
23.2	Consent of KPMG LLP (Filed herewith).
31.1	Section 302 Certification of Chief Executive Officer (Filed herewith).
31.2	Section 302 Certification of Chief Financial Officer (Filed herewith).
32.1+	Section 906 Certification of Chief Executive Officer (Furnished herewith).
32.2+	Section 906 Certification of Chief Financial Officer (Furnished herewith).
97*	Banc of California, Inc. Mandatory Recoupment Policy, filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference.
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2024 and 2023, (ii) the Consolidated Statements of Earnings (Loss) for the years ended December 31, 2024, 2023, and 2022, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023, and 2022, (iv) the Consolidated Statement of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023, and 2022, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, and (vi) the Notes to Consolidated Financial Statements. (Pursuant to Rule 406T of Regulation S-T, this information is deemed furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.) (Filed herewith).
104	Cover page of Banc of California, Inc.'s Annual Report on Form 10-K formatted in Inline XBRL (contained in Exhibit 101)

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*   Management contract or compensatory plan or arrangement.

**   Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

+   This exhibit shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at the any other time.

(b)   **Exhibits**

The exhibits listed in Item 15(a)3 are incorporated by reference or attached hereto.

(c)   **Excluded Financial Statements**

Not Applicable

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANC OF CALIFORNIA, INC.

/s/ JARED M. WOLFF

Jared M. Wolff

President and Chief Executive Officer

Dated: March 3, 2025   By: *(Duly Authorized Representative)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN M. EGGEMEYER, III John M. Eggemeyer, III	Chairman of the Board of Directors	March 3, 2025
/s/ JARED M. WOLFF Jared M. Wolff	Vice Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 3, 2025
/s/ JOSEPH KAUDER Joseph Kauder	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 3, 2025
/s/ JEFFREY KRUMPOCH Jeffrey Krumpoch	Executive Vice President, Interim Chief Accounting Officer (Principal Accounting Officer)	March 3, 2025
/s/ JAMES A. "CONAN" BARKER James A. "Conan" Barker	Director	March 3, 2025
/s/ PAUL R. BURKE Paul R. Burke	Director	March 3, 2025
/s/ MARY A. CURRAN Mary A. Curran	Director	March 3, 2025
/s/ SHANNON F. EUSEY Shannon F. Eusey	Director	March 3, 2025
/s/ RICHARD J. LASHLEY Richard J. Lashley	Director	March 3, 2025
/s/ SUSAN E. LESTER Susan E. Lester	Director	March 3, 2025
/s/ JOSEPH J. RICE Joseph J. Rice	Director	March 3, 2025
/s/ TODD SCHELL Todd Schell	Director	March 3, 2025
/s/ VANIA E. SCHLOGEL Vania E. Schlogel	Director	March 3, 2025
/s/ANDREW THAU Andrew Thau	Director	March 3, 2025